As filed with the Securities and Exchange Commission on July 22, 2021.

Registration No. 333-257730

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

Under The Securities Act of 1933

NUVALENT, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	81-5112298
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Broadway, 14th Floor

Cambridge, MA 02142

(857) 357-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James R. Porter

One Broadway, 14th Floor

Cambridge, MA 02142

(857) 357-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard Hoffman, Esq. Sarah Ashfaq, Esq. Alicia M. Tschirhart, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000	Alexandra Balcom Nuvalent, Inc. One Broadway, 14th Floor Cambridge, MA 02142 (857) 357-7000	Arthur D. Robinson, Esq. Jean Park, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Ave New York, NY 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐

Non-Accelerated Filer	☒	Smaller Reporting Company	☒

		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Class A Common Stock, par value $0.0001 per share(3)	$100,000,000	$10,910(4)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the offering price of shares that the underwriters may purchase pursuant to an option to purchase additional shares.
(3)	To the extent shares of common stock are purchased by Deerfield Healthcare Innovations Fund, L.P., Deerfield Private Design Fund IV, L.P. or any of their respective affiliates, the common stock will be issued at their election in the form of Class B common stock, par value $0.0001 per share. The Proposed Maximum Aggregate Offering Price includes such shares of Class B common stock, and this registration statement registers the offer and sale of such Class B common stock and an equivalent number of shares of Class A common stock, par value $0.0001 per share, into which such Class B common stock is convertible at the option of the holder thereof.
(4)	$10,910 was previously paid by the registrant in connection with the filing of its Registration Statement on Form S-1 on July 7, 2021.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated July 22, 2021

Preliminary prospectus

            shares

Class A common stock

We are offering                  shares of our Class A common stock. This is our initial public offering and no public market currently exists for our Class A common stock. We expect the initial public offering price to be between $             and $                     per share. We have applied to list our Class A common stock on The Nasdaq Global Market under the symbol “NUVL.”

Following this offering, we will have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are substantially identical, except with respect to voting and conversion. Each share of Class A common stock will be entitled to one vote and shares of Class B common stock will be non-voting, except as may be required by law. Each share of Class B common stock may be converted at any time into one share of Class A common stock at the option of its holder, subject to the ownership limitations provided for in our third amended and restated certificate of incorporation to become effective upon the closing of this offering.

We are an “emerging growth company” and “smaller reporting company” as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our Class A common stock involves a high degree of risk. Please see “Risk Factors” beginning on page 15 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to public	Underwriting discounts and commissions	Proceeds to company

Per share	$	$	$

Total	$	$	$

(1)	See “Underwriting” beginning on page 223 of this prospectus for additional information regarding underwriting compensation.

Delivery of the shares of Class A common stock will be made on or about             , 2021.

The underwriters have an option to purchase up to additional              shares of Class A common stock from us for a period of 30 days from the date of this prospectus.

Certain of our existing stockholders, including entities affiliated with certain of our directors, have indicated an interest in purchasing an aggregate of approximately $            million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to any or all of these stockholders, or any or all of these stockholders may determine to purchase more, fewer or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these stockholders as they will on any other shares sold to the public in this offering. To the extent shares of common stock offered hereby are purchased by Deerfield Healthcare Innovations Fund, L.P., Deerfield Private Design Fund IV, L.P., or any of their respective affiliates such shares will be issued at their election in the form of Class B common stock that will be convertible into an equivalent number of shares of our Class A common stock. The public offering price of and underwriting discount on such shares of Class B common stock will be identical to the shares of Class A common stock otherwise offered hereby. Unless otherwise indicated or as the context otherwise requires, references to Class A common stock being offered hereby include the shares of Class A common stock into which shares of our Class B common stock purchased in this offering are convertible.

J.P. Morgan	Cowen	Piper Sandler

The date of this prospectus is                     , 2021.

Neither we nor the underwriters have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

Through and including                     , 2021 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside of the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for

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that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside of the United States.

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, governmental publications, reports by market research firms, or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys, and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosure contained in this prospectus, and we believe that these sources are reliable; however, we have not independently verified the information contained in such publications. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section entitled “Risk Factors” and elsewhere in this prospectus. Some data are also based on our good faith estimates.

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Prospectus summary

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our Class A common stock, you should carefully read this entire prospectus, including our financial statements and the related notes included elsewhere in this prospectus. You should also consider, among other things, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case appearing elsewhere in this prospectus. Unless the context otherwise requires, the terms “Nuvalent,” “the Company,” “we,” “us,” and “our” in this prospectus refer to Nuvalent, Inc.

Overview

We are a preclinical stage biopharmaceutical company focused on creating precisely targeted therapies for patients with cancer. We focus our discovery efforts on small molecule inhibitors of kinases, a class of cellular targets that can play a central role in cancer growth and proliferation. In particular, we focus on “clinically proven” kinase targets, or those for which therapies have been developed by others to target those kinases, and that such drugs have demonstrated sufficient clinical efficacy and safety data to be approved by the United States Food and Drug Administration, or FDA, or similar regulatory agency and are established and used in the clinical setting. We leverage our team’s deep expertise in chemistry and structure-based drug design to develop innovative small molecules that are designed to overcome the limitations of those existing therapies. These limitations can include kinase resistance, or the emergence of new mutations in the kinase target that can enable resistance to existing therapies, kinase selectivity, or the potential for existing therapies to inhibit other structurally similar kinase targets and lead to off-target adverse events, and limited brain penetrance, or the ability for the therapy to treat disease that has spread or metastasized to the brain. By prioritizing target selectivity, we believe our drug candidates have the potential to overcome resistance, minimize adverse events, optimize brain penetrance to address brain metastases, and drive more durable responses. We are advancing a robust pipeline of product candidates with parallel lead programs in cancers driven by genomic alterations in the ROS1 and ALK kinases (i.e., ROS1-positive and ALK-positive, respectively), along with multiple discovery-stage research programs. All of our programs are currently preclinical, and we plan to initiate our first clinical trial in the second half of 2021.

Our first lead product candidate, NVL-520, is a brain-penetrant ROS1-selective inhibitor, designed to inhibit ROS1 fusions that express the normal ROS1 kinase domain without any drug-resistant mutations (“wild-type ROS1”) and also remain active in the presence of mutations conferring resistance to approved and investigational ROS1 inhibitors. We have submitted an IND for NVL-520 and, subject to such submission taking effect, plan to initiate a first-in-human clinical trial investigating NVL-520 in ROS1-positive non-small cell lung cancer (“NSCLC”) and other advanced solid tumors in the second half of 2021. We have designed our planned first-in-human trial for NVL-520 as a “Phase 1/2 trial” under a combined clinical trial protocol, which includes both a Phase 1 and Phase 2 portion. The Phase 1 dose escalation portion has the potential to transition directly into a Phase 2 multiple cohort expansion portion once a safe and tolerable dose is determined as the recommended Phase 2 dose (“RP2D”). We also plan to conduct an End of Phase 1 meeting with the FDA. The Phase 2 portion of the study is a multiple cohort study, with some cohorts designed to support potential application for registration. Our second lead product candidate, NVL-655, is a brain-penetrant ALK-selective inhibitor, designed to inhibit ALK fusions that express the normal ALK kinase domain without any drug-resistant mutations (“wild-type ALK”) and also remain active in the presence of mutations conferring resistance to first-, second-, and third-generation ALK inhibitors. IND-enabling studies are ongoing and, subject to discussions with and feedback from the FDA, initiation of a first-in-human clinical trial investigating NVL-655 in ALK-positive NSCLC and other advanced cancers is planned for the first half of 2022.

Within the past decade, the increase in the utilization of cancer genomic profiling has resulted in the identification of specific genomic alterations, such as ROS1 fusions and ALK fusions, that can drive the growth and proliferation of a tumor. The successful development of targeted therapies matched to individual genomic alterations has given rise to the current era of precision oncology, where treatment decisions driven by the genomic profile of a patient’s cancer are increasingly becoming the standard of care.

In particular, kinase inhibitors have fueled the targeted therapy revolution and remain at the leading edge of precision oncology. However, the clinical utility of currently approved kinase inhibitors is limited by three key challenges: kinase resistance, kinase selectivity, and, for some tumor types, limited central nervous system (“CNS”) activity.

Our approach is to create innovative molecular structures and nominate product candidates that have the potential to overcome the limitations of existing therapies for clinically proven kinase targets. Our structures are designed to precisely engage the target kinase and remain active in tumors that have developed resistance, enabling our product candidates to treat both the original tumor and tumors with emergent resistance mutations. In addition, we prioritize structures that are highly selective for their target kinases in order to minimize adverse events and drive durable responses. Where appropriate, we optimize for brain penetrance to improve treatment options for patients with brain metastasis.

By addressing the limitations of existing therapies, we believe our programs have the potential to drive deeper, more durable responses with minimal adverse events. We believe these potential benefits will support opportunities for clinical utility earlier in the treatment paradigm.

Our approach

Our approach is built on three core principles:

•

Patient-driven focus.    We prioritize therapeutic targets where patient needs and limitations of existing therapies can be identified and characterized in partnership with physician-scientists. Leveraging our team’s deep expertise and experience in drug discovery, we translate those medical insights into detailed target product profiles with well-defined selection criteria to ensure that our product candidates are purpose-built to address specific and current medical needs.

•

Deep expertise in chemistry and structure-based drug design to achieve precise selectivity (“Threading the needle”).    We prioritize exquisite target selectivity in the design of our molecules to precisely meet the selection criteria we have pre-defined in our target product profiles. Leveraging our team’s deep expertise in chemistry and structure-based drug design, we ‘thread the needle’ to navigate competing molecular challenges and develop innovative small molecules that have the potential to overcome resistance, minimize adverse events, optimize CNS activity, and drive more durable responses.

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Efficient drug discovery and development.    We prioritize programs that may leverage our pipeline discovery and development efforts and experience, with a specific focus on clinically proven kinase targets, in order to bring our therapies to patients as soon as possible. Building on existing discovery tools and processes for the investigation of clinically proven kinase targets, we further leverage our team’s deep experience in the advancement of oncology product candidates from nomination through clinical development, as well as potential opportunities for accelerated regulatory pathways, to achieve an efficient approach to drug discovery and development.

Our approach has enabled us to identify two product candidates in two years, and we expect to deliver two more product candidates in the next two years. With the continued increase in the adoption of kinase inhibitors as the standard of care across a broadening set of indications, we believe that opportunities to apply our established approach of efficient drug discovery and development will continue to grow.

Our programs

We are currently advancing two parallel lead programs in addition to multiple early-stage discovery programs as summarized below. We hold worldwide development and commercialization rights to our product candidates.

Our pipeline of kinase inhibitor product candidates

NVL-520 (ROS1-Selective Inhibitor)

The ROS1 kinase is a clinically proven target in oncology, with two therapies that target the ROS1 kinase that have received FDA marketing approval for the treatment of ROS1-positive NSCLC: crizotinib, a dual ROS1/ALK inhibitor marketed by Pfizer, and entrectinib, a dual ROS1/TRK inhibitor marketed by Roche and its partners. We believe NVL-520 is a differentiated product candidate for patients with advanced NSCLC driven by a ROS1 fusion (i.e., ROS1-positive). NVL-520 is a brain-penetrant ROS1-selective inhibitor designed to remain active in tumors that have developed resistance to currently available ROS1 inhibitors, including tumors with the prevalent G2032R resistance mutation and those with the S1986Y/F, L2026M, or D2033N resistance mutations. We optimized NVL-520 for brain penetrance to potentially improve treatment options for patients with brain metastases. Importantly, we observed that NVL-520 selectively inhibits ROS1 over the structurally related tropomyosin receptor kinase (“TRK”) family to potentially avoid TRK-related CNS adverse events seen with dual TRK/ROS1 inhibitors and drive more durable responses for patients with ROS1-mutant variants. We have submitted an IND for NVL-520 with the FDA and, subject to such submission taking effect, plan to initiate the Phase 1 portion of a Phase 1/2 clinical trial investigating NVL-520 in ROS1-positive NSCLC and other advanced solid tumors in the second half of 2021.

NVL-655 (ALK-Selective Inhibitor)

The ALK kinase is a clinically proven target in oncology, with five therapies that target the ALK kinase that have received FDA marketing approval for the treatment of ALK-positive NSCLC: crizotinib, marketed by Pfizer, ceritinib, marketed by Novartis, alectinib, marketed by Roche, brigatinib, marketed by Takeda, and lorlatinib, marketed by Pfizer. We believe NVL-655 is a differentiated product candidate for patients with advanced NSCLC driven by an ALK fusion (i.e., ALK-positive). NVL-655 is a brain-penetrant ALK-selective inhibitor designed to remain active in tumors that have developed resistance to first-, second-, and third-generation ALK inhibitors, including tumors with the G1202R resistance mutation or compound resistance mutations G1202R/L1196M (“GRLM”), G1202R/G1269A (“GRGA”), or G1202R/L1198F (“GRLF” and, together with GRLM and GRGA, “G1202R+”). We optimized NVL-655 for brain penetrance and ALK selectivity to potentially improve treatment options for patients with brain metastases and avoid CNS adverse events related to off-target inhibition of the structurally related TRK family. IND-enabling studies are ongoing and, subject to discussions with and feedback from the FDA, initiation of the Phase 1 portion of a Phase 1/2 clinical trial investigating NVL-655 in ALK-positive NSCLC and other advanced cancers is planned for the first half of 2022.

Discovery programs

In addition to our lead programs, we have prioritized a number of additional small molecule research programs following assessment of medical need, including a second ALK inhibitor program designed to address emerging compound resistance mutations and a HER2 Exon 20 insertions program. Our key discovery programs are summarized below:

ALK IXDN

The ALK I1171X (X = N, S, or T) / D1203N (“IXDN”) compound mutations are emerging mutations that confer resistance to all available ALK inhibitor therapies for NSCLC. For patients treated with current first-line standard of care alectinib, the most prevalent ALK resistance mutations are G1202R and I1171X. Following second-line treatment with lorlatinib, IXDN compound mutations have been observed. There are no approved therapies for the treatment of NSCLC with IXDN compound mutations. We are advancing toward a novel, selective, brain-penetrant ALK inhibitor designed to remain active in tumors harboring IXDN compound resistance mutations. We expect to nominate a product candidate in 2022.

HER2 Exon 20 insertions

Mutations in human epidermal growth factor receptor 2 (“HER2” or “ERBB2”) occur in up to 4% of metastatic NSCLCs, with in-frame deletions, insertions, or duplications in exon 20 accounting for 90% of cases (collectively “HER2 Exon 20 Insertions”). Approximately 20% of patients with HER2 mutant NSCLC present with brain metastases, with the percentage increasing upon treatment. There are no approved targeted therapies for NSCLC patients with HER2 Exon 20 Insertions. We are advancing toward a novel, selective, brain-penetrant HER2 inhibitor to treat patients with HER2 Exon 20 Insertions, including those with brain metastases, and to minimize adverse events and dose-limiting toxicities related to off-target inhibition of epidermal growth factor receptor (“EGFR” or “ERBB1”), a HER2 family member. We expect to nominate a product candidate in 2022.

Our team

We have assembled a management team of biopharmaceutical industry veterans with extensive experience in developing novel oncology therapies from research through commercialization. Our team is led by our Chief Executive Officer, James R. Porter, Ph.D, who has over 19 years of experience, including at Infinity Pharmaceuticals, Inc. and Verastem Oncology. Our Chief Financial Officer, Alexandra Balcom, M.B.A., C.P.A., has over 15 years of industry experience and was previously at SQZ Biotechnologies Company and Agios Pharmaceuticals, Inc. Our Chief Medical Officer, Christopher D. Turner, M.D., has over 20 years of experience in drug development, including at ARIAD Pharmaceuticals, Inc. and Blueprint Medicines Corporation. Our Chief Legal Officer, Deborah Miller, Ph.D, J.D., has over 20 years of legal experience managing the entire pharmaceutical lifecycle from early discovery through litigation, including at Sumitomo Dainippon Pharma America, Inc. and Infinity Pharmaceuticals, Inc. Our Senior Vice President of Product Development & Regulatory Affairs, Darlene Noci, A.L.M., has over 20 years of experience in global drug development in rare diseases and oncology, including at Genzyme Corporation and EMD Serono, the North America biopharma business of Merck KgaA, Darmstadt, Germany.

Our seasoned leadership team has broad experience at both large global organizations, including C.H. Boehringer Sohn AG & Ko. KG, Pfizer Inc., Sanofi S.A., EMD Serono, GlaxoSmithKline plc, and BeiGene, Ltd., as well as established biotech companies, including Infinity Pharmaceuticals, Inc., Agios Pharmaceuticals Inc., Blueprint Medicines Corporation, and ARIAD Pharmaceuticals, Inc. Together, our leadership team has contributed directly to the regulatory approval of 11 therapies, including five kinase inhibitors, nine oncology therapeutics, and nine small molecules: CLOLAR®/Evoltra® (clofarabine), FABRAZYME® (agalsidase beta), COPIKTRA® (duvelisib), BRUKINSA® (zanubrutinib), MOZOBIL® (plerixafor injection), BAVENCIO® (avelumab), TIBSOVO® (ivosidenib tablets), TIVICAY® (dolutegravir), ICLUSIG® (ponatinib), GAVRETO™ (pralsetinib), and ALUNBRIG® (brigatinib).

Our discovery approach leverages the experience and ongoing support of our scientific founder and head scientific advisor Matthew Shair, Ph.D, Professor of Chemistry and Chemical Biology at Harvard University. In leading his laboratory at Harvard, Dr. Shair has integrated organic chemistry, human disease biology, and drug development to focus on the development of novel small molecule therapeutics, and he has developed ways to efficiently assemble complex small molecules.

Our scientific advisors include additional researchers who publish widely cited research on topics relevant to the study and treatment of cancer, lead clinical units at experienced precision medicine cancer centers in the United States, and are actively involved in our drug development process and programs.

Since our founding, we have raised over $185 million from a sophisticated group of life sciences investors, including Deerfield Management (“Deerfield”), Bain Capital Life Sciences, and Fidelity Management and Research Company LLC.

Our values

Our three core values are:

•	Patient impact. We care deeply about what we are building to change the future for patients.

•	Empowerment. We are all responsible for delivering on our mission to develop new medicines for patients: listen, speak up, engage.

•	Collaboration. We know that we are better together and thrive when we challenge each other to find a better way for patients.

Our strategy

Our goal is to be a leading biopharmaceutical company that translates our deep expertise in structure-based drug design to create novel, selective therapeutics that enable durable responses for patients with cancer. The key elements of our strategy include:

•

Build upon the differentiated profile and encouraging preclinical data of our first lead product candidate, a ROS1-selective inhibitor (NVL-520), to advance it through clinical development and regulatory approval;

•	Advance our second lead product candidate, a differentiated ALK-selective inhibitor (NVL-655), through clinical development and regulatory approval;

•	Continue to partner with physician-scientists to characterize current and emerging medical needs for patients and the limitations of existing therapies;

•	Progress our discovery stage programs, ALK IXDN and HER2 Exon 20 Insertions, while continuing to expand our pipeline of precisely targeted novel product candidates; and

•	Commercialize our product candidates in key geographies and opportunistically pursue strategic partnerships to maximize the full potential of our pipeline.

Risks associated with our business

Our ability to execute on our business strategy is subject to a number of risks, which are discussed more fully in the section titled “Risk Factors.” Investors should carefully consider these risks before making an investment in our Class A common stock. These risks include, among others, the following:

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We are very early in our development efforts, have a limited operating history, have not initiated or completed any clinical trials, have no products approved for commercial sale and have not generated any revenue, which may make it difficult for investors to evaluate our current business and likelihood of success and viability.

•	We have incurred significant net losses in each period since our inception, and we expect to continue to incur significant net losses for the foreseeable future.

•

Our ability to generate revenue and achieve profitability depends significantly on our ability to achieve our objectives relating to the discovery, development and commercialization of our product candidates.

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Even if this offering is successful, we will require substantial additional capital to finance our operations. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce or eliminate one or more of our research and drug development programs, future commercialization efforts, product development or other operations.

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We are very early in our development efforts and are substantially dependent on our NVL-520 and NVL-655 programs. If we are unable to advance these product candidates through clinical development, obtain regulatory approval and ultimately commercialize such product candidates, or experience significant delays in doing so, our business will be materially harmed.

•

Our preclinical studies and clinical trials may fail to adequately demonstrate the safety and efficacy of any of our product candidates, which would prevent or delay development, regulatory approval and commercialization.

•

Our discovery and preclinical development activities are focused on the development of targeted therapeutics for patients with cancer-associated genomic alterations, which is a rapidly evolving area of science, and the approach we are taking to discover and develop drugs is novel and may never lead to approved or marketable products.

•

The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and the results of our clinical trials may not satisfy the requirements of the United States Food and Drug Administration (“FDA”), European Medicines Agency (“EMA”), or other comparable foreign regulatory authorities.

•

In addition to NVL-520 and NVL-655, our prospects depend in part upon discovering, developing and commercializing additional product candidates from our ALK IXDN, HER2, and other discovery programs, which may fail in development or suffer delays that adversely affect their commercial viability.

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Our approach to the discovery and development of product candidates is unproven, and we may not be successful in our efforts to use and expand our approach to build a pipeline of product candidates with commercial value.

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The regulatory approval processes of the FDA, EMA and other comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory approval of our product candidates, we will be unable to generate product revenue and our business will be substantially harmed.

•	We have no experience as a company in conducting clinical trials.

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If we experience delays or difficulties in the enrollment or maintenance of patients in clinical trials, our regulatory submissions or receipt of necessary marketing approvals could be delayed or prevented.

•	Our success is highly dependent on our ability to attract, hire and retain highly skilled executive officers and employees.

•

Our reliance on a limited number of employees who provide various administrative, research and development, and other services across our organization presents operational challenges that may adversely affect our business.

•	The COVID-19 pandemic could adversely impact our business, including our planned clinical trials and ongoing and planned preclinical studies.

•	We face substantial competition which may result in others discovering, developing or commercializing products before or more successfully than we do.

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If we are unable to obtain, maintain and enforce patent protection for our technology and product candidates, or if the scope of patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours and our ability to successfully develop and commercialize our technology and product candidates may be adversely affected.

•

Our principal stockholders and management own a significant percentage of our voting stock and will be able to exert significant control over matters subject to stockholder approval. Three of our directors are affiliated with our principal stockholders.

Corporate history

Nuvalent, Inc. was incorporated under the laws of the State of Delaware on January 25, 2017 and commenced significant operations in 2018. Our principal corporate office is located at One Broadway, 14th Floor, Cambridge, MA 02142, and our telephone number is (857) 357-7000. Our website address is www.nuvalent.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

We own various U.S. federal trademark applications and unregistered trademarks, including our company name. All other trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the symbols ® and ™, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

Implications of being an emerging growth company and a smaller reporting company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (“the JOBS Act”). As an emerging growth company, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

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only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•

exemption from the requirement that critical audit matters be discussed in our independent auditor’s reports on our audited financial statements or any other requirements that may be adopted by the Public Company Accounting Oversight Board, unless the SEC determines that the application of such requirements to emerging growth companies is in the public interest;

•	reduced disclosure about our executive compensation arrangements;

•	no non-binding advisory votes on executive compensation or golden parachute arrangements; and

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in non-convertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. Additionally, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, while we are an emerging growth company, we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies, unless we affirmatively and irrevocably opt out of the extended transition period.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies.

The offering

Class A common stock offered	shares.

Class A common stock to be outstanding immediately after this offering	shares ( shares if the underwriters exercise their option to purchase additional shares in full).

Class B common stock to be outstanding immediately after this offering	26,023,976 shares (for the avoidance of doubt, excludes any shares of Class B common stock purchased in this offering, as described in the immediately following paragraph).

Total Class A and Class B common stock to be outstanding immediately after this offering	shares ( shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Underwriters’ option to purchase additional shares

We have granted a 30-day option to the underwriters to purchase up to an aggregate of additional shares of Class A common stock from us at the public offering price, less underwriting discounts and commissions on the same terms as set forth in this prospectus.

Use of proceeds	We estimate that our net proceeds from the sale of shares of our Class A common stock in this offering will be approximately $ million, or $ million if the underwriters exercise in full their option to purchase additional shares, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The principal purposes of this offering are to create a public market for our Class A common stock and thereby facilitate future access to the public equity markets, increase our visibility in the marketplace and obtain additional capital. This offering is intended to provide funding through multiple proof-of-concept readouts for our product candidates. In particular, we expect to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows: (i) approximately $ million to advance the development of our ROS1 program, including the initiation and completion of the planned Phase 1 portion and the initiation of the Phase 2 portion of our planned Phase 1/2 clinical trial evaluating NVL-520 in ROS1-positive NSCLC and other advanced solid tumors, clinical research outsourcing and drug manufacturing; (ii) approximately $ million to advance the development of our ALK program, including the initiation and completion of the planned Phase 1 portion and the initiation of the Phase 2 portion of our planned Phase 1/2 clinical trial evaluating NVL-655 in ALK-positive NSCLC and other advanced cancers, clinical research outsourcing and drug manufacturing; (iii) approximately $ million to advance our discovery programs, including those targeting ALK IXDN and HER2 Exon 20 Insertions; and (iv) the remainder of the net proceeds for the discovery and development of new product candidates and for working capital and other general corporate purposes. See “Use of Proceeds” for additional information.

Voting rights

Following this offering, we will have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are substantially identical, except with respect to voting and conversion.

Each share of Class A common stock will be entitled to one vote and shares of Class B common stock will be non-voting, except as may be required by law.

Each share of Class B common stock may be converted into one share of Class A common stock at the option of its holder, subject to the ownership limitations provided in our third amended and restated certificate of incorporation that will become effective at the closing of this offering.

See “Description of Capital Stock” for additional information.

Risk factors	You should carefully read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider before deciding to invest in our Class A common stock.

Proposed Nasdaq Global Market symbol	“NUVL”

Certain of our existing stockholders, including entities affiliated with certain of our directors, have indicated an interest in purchasing an aggregate of approximately $            million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to any or all of these stockholders, or any or all of these stockholders may determine to purchase more, fewer or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these stockholders as they will on any other shares sold to the public in this offering. To the extent shares of common stock offered hereby are purchased by Deerfield Healthcare Innovations Fund, L.P., Deerfield Private Design Fund IV, L.P., or any of their respective affiliates such shares will be issued at their election in the form of Class B common stock that will be convertible into an equivalent number of shares of our Class A common stock. The public offering price of and underwriting discount on such shares of Class B common stock will be identical to the shares of Class A common stock otherwise offered hereby. Unless otherwise indicated or as the context otherwise requires, references to Class A common stock being offered hereby include the shares of Class A common stock into which shares of our Class B common stock purchased in this offering are convertible.

The number of shares of our Class A common stock to be outstanding after this offering is based on 16,842,770 shares of Class A common stock and 26,023,976 shares of Class B common stock outstanding as of March 31, 2021 and gives effect to (i) our sale of 65,223,679 shares of Series B convertible preferred stock in April 2021 for gross proceeds of $135.0 million and (ii) the automatic conversion of all outstanding shares of our Series A and Series B convertible preferred stock into an aggregate of 156,656,815 shares of our Class A common stock and 26,023,976 shares of our Class B common stock (all of which shares of Class B common stock will be held by Deerfield) immediately prior to the completion of this offering, and excludes:

•

10,772,152 shares of Class A common stock issuable upon the exercise of stock options outstanding as of March 31, 2021 pursuant to our 2017 Plan (as defined below) at a weighted average exercise price of $0.15 per share;

•	12,500,973 shares of our Class A common stock issuable upon the exercise of stock options granted after March 31, 2021 pursuant to our 2017 Plan at an exercise price of $1.43 per share;

•

7,950,394 shares of Class A common stock reserved for future issuance as of March 31, 2021 under our 2017 Stock Option and Grant Plan, as amended (the “2017 Plan”), which will cease to be available for issuance at the time that our 2021 Stock Option and Incentive Plan (the “2021 Stock Plan”) becomes effective;

•

                shares of our Class A common stock that will become available for future issuance under our 2021 Stock Plan, which will become effective upon effectiveness of the registration statement of which this prospectus is a part, which includes                 shares of our Class A common stock issuable upon the exercise of stock options granted in connection with this offering to certain of our executive officers and employees, at an exercise price per share equal to the initial public offering price in this offering; and

•

                shares of Class A common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan (the “ESPP”), which will become effective upon effectiveness of the registration statement of which this prospectus is a part.

Unless otherwise indicated, all information in this prospectus reflects or assumes the following:

•

the conversion of all outstanding shares of our Series A and Series B convertible preferred stock into an aggregate of approximately 156,656,815 shares of Class A common stock and 26,023,976 shares of Class B common stock (all of which shares of Class B common stock will be held by Deerfield), immediately prior to the completion of this offering;

•	no exercise of the outstanding options described above;

•	no exercise by the underwriters of their option to purchase up to additional shares of Class A common stock in this offering;

•

the filing and effectiveness of an amendment to our amended and restated certificate of incorporation effecting, among other things, a one-for-     reverse split of our common stock, a reclassification of our then outstanding common stock to Class A common stock, and provides for Class B common stock, which became effective upon filing of such amendment prior to the completion of this offering; and

•	the filing of our third amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws immediately prior to the completion of this offering.

Unless otherwise noted, references to shares of common stock or per share amounts include both Class A common stock and Class B common stock.

Summary financial data

You should read the following summary financial data together with our financial statements and the related notes appearing elsewhere in this prospectus and the “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. We have derived the statement of operations data for the years ended December 31, 2019 and 2020 from our audited financial statements appearing elsewhere in this prospectus. The statement of operations data for the three months ended March 31, 2020 and 2021 and the balance sheet data as of March 31, 2021 have been derived from our unaudited financial statements appearing elsewhere in this prospectus and have been prepared on the same basis as the audited financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future.

	Year ended December 31,		Three months ended March 31,
(In thousands except share and per share amounts)	2019	2020	2020	2021

Operating expenses:
Research and development	$9,746	$15,403	$3,326	$5,484
General and administrative	612	1,502	319	678

Total operating expenses	10,358	16,905	3,645	6,162

Loss from operations	(10,358)	(16,905)	(3,645)	(6,162)

Other income (expense):
Change in fair value of preferred stock tranche rights	(1,567)	2,384	9,013	(635)
Other income (expense), net	116	(35)	(9)	12

Total other income (expense), net	(1,451)	2,349	9,004	(623)

Net income (loss) and comprehensive income (loss)	$(11,809)	$(14,556)	$5,359	$(6,785)

Net income (loss) per share attributable to common stockholders (1)
Basic	$(1.20)	$(0.94)	$0.07	$(0.44)
Diluted	$(1.20)	$(0.94)	$0.06	$(0.44)

Weighted average shares of common stock outstanding (1)
Basic	9,814,631	15,431,761	12,452,537	16,603,921
Diluted	9,814,631	15,431,761	16,536,241	16,603,921
Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited) (1)		$(0.19)		$(0.05)
Pro forma weighted average shares of common stock outstanding, basic and diluted (unaudited) (1)		87,037,729		123,056,271

(1)	References to shares of common stock or per share amounts include both Class A common stock and Class B common stock. See Note 11 to our financial statements appearing elsewhere in this prospectus for further details on the calculation of basic and diluted net income (loss) per share attributable to common stockholders and the weighted average number of shares used in the computation of the per share amounts.

The unaudited pro forma basic and diluted weighted average shares of common stock outstanding used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders is computed using the weighted average number of shares of common stock outstanding after giving effect to the conversion of all Series A convertible preferred stock into shares of common stock, as if such conversion had occurred at the beginning of the period presented, or the date of issuance, if later. The information presented in this table does not give effect to the sale and issuance of shares of our Series B convertible preferred stock in April 2021. See Note 11 to our financial statements for further details on the calculation of the unaudited pro forma basic and diluted net loss per share of common stock and the weighted-average number of shares used in the computation of the pro forma per share amounts.

	As of March 31, 2021
(In thousands)	Actual	Pro Forma(2)	Pro Forma as adjusted(3)

Balance Sheet Data:
Cash	$14,399	$149,399
Working capital(1)	11,650	146,650
Total assets	15,246	150,246
Convertible preferred stock	50,761	—
Total stockholders’ equity (deficit)	(38,625)	147,136

(1)	We define working capital as current assets less current liabilities.

(2)	The pro forma balance sheet data give effect to (i) our sale of 65,223,679 shares of Series B convertible preferred stock in April 2021 for gross proceeds of $135.0 million and (ii) the automatic conversion of all outstanding shares of our Series A and Series B convertible preferred stock into an aggregate of 156,656,815 shares of our Class A common stock and 26,023,976 shares of our Class B common stock held by Deerfield immediately prior to the completion of this offering.

(3)	The pro forma as adjusted balance sheet data reflect the adjustments described in footnote (2) and give further effect to our issuance and sale of shares of our Class A common stock offered in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, working capital, total assets and total stockholders’ equity (deficit) by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. Similarly, an increase (decrease) of shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, working capital, total assets and total stockholders’ equity (deficit) by $ million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions. This pro forma as adjusted information is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing.

Risk factors

Investing in our common stock involves a high degree of risk. Investors should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes appearing elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline, and investors may lose all or part of their investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations and the market price of our common stock. Furthermore, the potential impact of the COVID-19 pandemic on our business operations and financial results and on the world may heighten the risks described below. See “Special Note Regarding Forward-looking Statements” in this prospectus.

Risks related to our financial position and need for additional capital

We are very early in our development efforts, have a limited operating history, have not initiated or completed any clinical trials, have no products approved for commercial sale and have not generated any revenue, which may make it difficult for investors to evaluate our current business and likelihood of success and viability.

We are a biopharmaceutical company with a limited operating history upon which investors can evaluate our business and prospects. We were incorporated in January 2017 and commenced significant operations in 2018, have never initiated or completed any clinical trials, have no products approved for commercial sale and have never generated any revenue. Drug development is a highly uncertain undertaking and involves a substantial degree of risk. To date, we have devoted substantially all of our resources to research and development activities, including with respect to NVL-520, our ROS1-selective inhibitor and NVL-655, our ALK-selective inhibitor, and our ALK IXDN, HER2 and other discovery programs, business planning, establishing and maintaining our intellectual property portfolio, hiring personnel, raising capital and providing general and administrative support for these operations.

We have not yet demonstrated our ability to successfully initiate and complete any clinical trials, obtain marketing approvals, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. As a result, it may be more difficult for investors to accurately predict our likelihood of success and viability than it could be if we had a longer operating history.

In addition, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors and risks frequently experienced by early-stage biopharmaceutical companies in rapidly evolving fields. We also expect that, as we advance our product candidates, we will need to transition from a company with a research and development focus to a company capable of supporting commercial activities. We have not yet demonstrated an ability to successfully overcome such risks and difficulties, or to make such a transition. If we do not adequately address these risks and difficulties or successfully make such a transition, our business will suffer.

We have incurred significant net losses in each period since our inception, and we expect to continue to incur significant net losses for the foreseeable future.

We have incurred significant net losses in each reporting period since our inception, have not generated any revenue to date and have financed our operations principally through private placements of our Series A and

Series B convertible preferred stock. Our net loss was $14.6 million for the year ended December 31, 2020 and $6.8 million for the three months ended March 31, 2021. As of March 31, 2021, we had an accumulated deficit of $38.7 million. We are still in the early stages of development of our product candidates and have not yet initiated or completed any clinical trials. As a result, we expect that it will be several years, if ever, before we have a commercialized product and generate revenue from product sales. Even if we succeed in receiving marketing approval for and commercializing one or more of our product candidates, we expect that we will continue to incur substantial research and development and other expenses in order to discover, develop and market additional potential products.

We expect to continue to incur significant and increasing expenses and increasing operating losses for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. The size of our future net losses will depend, in part, on the pace of our development activities and the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had and will continue to have an adverse effect on our working capital, our ability to fund the development of our product candidates and our ability to achieve and maintain profitability and the performance of our stock.

Our ability to generate revenue and achieve profitability depends significantly on our ability to achieve our objectives relating to the discovery, development and commercialization of our product candidates.

We rely on our team’s expertise in chemistry, structure-based drug design, oncology drug development, business development and our patient-driven approach to develop our product candidates. Our business depends significantly on the success of our approach and the development and commercialization of the product candidates that we discover with this approach. We have no products approved for commercial sale and do not anticipate generating any revenue from product sales for the next several years, if ever. Our ability to generate revenue and achieve profitability depends significantly on our ability to achieve several objectives, including:

•

successful and timely completion of preclinical and clinical development of NVL-520, NVL-655 and any future product candidates from our ALK IXDN, HER2 and other discovery programs, and any other future programs;

•

establishing and maintaining relationships with contract research organizations (“CROs”) and clinical sites for the clinical development of NVL-520, NVL-655 and any future product candidates from our ALK IXDN, HER2 and other current or future discovery programs;

•	timely receipt of marketing approvals from applicable regulatory authorities for any product candidates for which we successfully complete clinical development;

•

developing an efficient and scalable manufacturing process for our product candidates, including the production of finished products that are appropriately packaged for sale if our product candidates obtain marketing approvals;

•

establishing and maintaining commercially viable supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development and meet the market demand for our product candidates, if approved;

•	successful commercial launch following any marketing approval, including the development of a commercial infrastructure, whether in-house or with one or more collaborators;

•	a continued acceptable safety profile following any marketing approval of our product candidates;

•

commercial acceptance of our product candidates by patients, the medical community and third-party payors including the willingness of physicians to use our product candidates, if approved, in lieu of (or as a second-line treatment in conjunction with) other approved therapies;

•	satisfying any required post-marketing approval commitments to applicable regulatory authorities;

•	identifying, assessing and developing new product candidates;

•	obtaining, maintaining and expanding patent protection, trade secret protection and regulatory exclusivity, both in the United States (the “U.S.”) and internationally;

•	defending against third-party interference or infringement claims, if any;

•	entering into, on favorable terms, any collaboration, licensing or other arrangements that may be necessary or desirable to develop, manufacture or commercialize our product candidates;

•	obtaining coverage and adequate reimbursement by third-party payors for our product candidates, if approved;

•	addressing any competing therapies and technological and market developments; and

•	attracting, hiring and retaining qualified personnel.

We may never be successful in achieving our objectives and, even if we do, may never generate revenue that is significant or large enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to maintain or further our research and development efforts, raise additional necessary capital, grow our business and continue our operations.

Even if this offering is successful, we will require substantial additional capital to finance our operations. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce or eliminate one or more of our research and drug development programs, future commercialization efforts, product development or other operations.

Since our inception, we have used substantial amounts of cash to fund our operations, and our expenses will increase substantially in the foreseeable future in connection with our ongoing activities, particularly as we continue the research and development of, initiate clinical trials of, and seek marketing approval for, our product candidates. Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. Even if one or more of our product candidates or any future product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with sales, marketing, manufacturing and distribution activities. Our expenses could increase beyond expectations if we are required by the FDA, the EMA or other regulatory authorities to perform clinical trials or preclinical studies in addition to those that we currently anticipate. Other unanticipated costs may also arise. Because the design and outcome of our planned and anticipated clinical trials are highly uncertain, we cannot reasonably estimate the actual amount of resources and funding that will be necessary to successfully complete the development and commercialization of our product candidates or any future product candidates that we develop. We have not yet received clearance to begin clinical trials for any of our product candidates, and we are not permitted to market or promote any product candidate before we receive marketing approval from the FDA, EMA or any comparable foreign regulatory authorities. Following this offering, we also expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in order to continue our operations.

Based on our current operating plan, we believe that the net proceeds from this offering, together with our existing cash as of the date of this prospectus, will be sufficient to fund our operating expenses and capital expenditures through                 . Advancing the development of NVL-520, NVL-655 and our ALK IXDN, HER2 and other discovery programs will require a significant amount of capital. The net proceeds from this offering, together with our existing cash, will not be sufficient to fund any of our product candidates through regulatory approval, and we anticipate needing to raise additional capital to complete the development of and commercialize our product candidates. Our estimate as to how long we expect our existing cash, together with the net proceeds from this offering, to fund our operations is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

We will be required to obtain further funding through public or private equity financings, debt financings, collaborative agreements, licensing arrangements or other sources of financing, which may dilute our stockholders or restrict our operating activities. We do not have any committed external source of funds. Adequate additional financing may not be available to us on acceptable terms, or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, each investor’s ownership interests will be diluted, and the terms may include liquidation or other preferences that adversely affect each investor’s rights as a stockholder. Debt financing may result in imposition of debt covenants, increased fixed payment obligations or other restrictions that may affect our business. If we raise additional funds through upfront payments or milestone payments pursuant to strategic collaborations with third parties, we may have to relinquish valuable rights to our product candidates or grant licenses on terms that are not favorable to us. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Our failure to raise capital as and when needed or on acceptable terms would have a negative impact on our financial condition and our ability to pursue our business strategy, and we may have to delay, reduce the scope of, suspend or eliminate one or more of our research or drug development programs, clinical trials or future commercialization efforts.

Risks related to the discovery, development and commercialization of our product candidates

We are very early in our development efforts and our future prospects are substantially dependent on NVL-520 and NVL-655. If we are unable to advance these product candidates through development, obtain regulatory approval and ultimately commercialize such product candidates, or experience significant delays in doing so, our business will be materially harmed.

We are very early in our development efforts. All of our product candidates are still in preclinical development and have never been tested in humans. Our ability to generate product revenue, which we do not expect will occur for many years, if ever, will depend heavily on the successful preclinical and clinical development and eventual commercialization of one or more product candidates. We are not permitted to market or promote any product candidate before we receive marketing approval from the FDA, EMA or any comparable foreign regulatory authorities, and we may never receive such marketing approvals.

The success of NVL-520 and NVL-655 will depend on several factors, including the following:

•	successful and timely completion of preclinical studies;

•

submission of Investigational New Drug applications (“INDs”) in the U.S. and clinical trial applications (“CTAs”) and/or comparable applications outside the U.S. for regulatory authority review and agreement to proceed with our planned clinical trials and future clinical trials;

•	our ability to address any potential delays resulting from factors related to the COVID-19 pandemic;

•	successful initiation and completion of clinical trials;

•	successful and timely patient selection and enrollment in and completion of clinical trials;

•	maintaining and establishing relationships with CROs and clinical sites for the clinical development of our product candidates both in the U.S. and internationally;

•	maintaining and growing an organization of chemists, medical professionals and clinical development professionals who can develop and commercialize our product candidates;

•	the frequency and severity of adverse events in clinical trials;

•

obtaining positive data that support demonstration of efficacy, safety and tolerability profiles and durability of effect for our product candidates that are satisfactory to the FDA, EMA or any comparable foreign regulatory authority for marketing approval;

•	the timely receipt of marketing approvals from applicable regulatory authorities;

•	the timely identification, development and approval of companion diagnostic tests, if required;

•	the extent of any required post-marketing approval commitments to applicable regulatory authorities;

•

the maintenance of existing or the establishment of new supply arrangements with third-party drug product suppliers and manufacturers for clinical development and, if approved, commercialization of our product candidates;

•	obtaining and maintaining patent protection, trade secret protection and regulatory exclusivity, both in the U.S. and internationally;

•	the protection of our rights in our intellectual property portfolio;

•

establishing sales, marketing and distribution capabilities and the successful launch of commercial sales of our product candidates if and when approved for marketing, whether alone or in collaboration with others;

•	a continued acceptable safety profile following any marketing approval;

•

commercial acceptance by patients, the medical community and third-party payors, including the willingness of physicians to use our product candidates, if approved, in lieu of (or as a second-line treatment in conjunction with) other approved therapies; and

•	our ability to compete with other therapies.

We do not have complete control over many of these factors, including certain aspects of preclinical and clinical development and the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing, distribution and sales efforts of any future collaborator. If we are not successful with respect to one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize any product candidates from our lead programs, which would materially harm our business. If we do not receive marketing approvals for such product candidates, we may not be able to continue our operations.

Our preclinical studies and clinical trials may fail to adequately demonstrate the safety and efficacy of any of our product candidates, which would prevent or delay development, regulatory approval and commercialization.

Before obtaining marketing approval from the FDA, EMA or other comparable foreign regulatory authorities for the sale of our product candidates, we must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that our product candidates are both safe and effective for use in each target indication. Preclinical and clinical testing is expensive, difficult to design and implement, can take many years to complete and the ultimate outcome is uncertain. Failure can occur at any time during the preclinical study and clinical trial processes, and, because our product candidates are in an early stage of development, there is a high risk of failure and we may never succeed in developing marketable products.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent receipt of marketing approval or our ability to commercialize our product candidates, including:

•	failure of our product candidates in preclinical studies or clinical trials to demonstrate safety and efficacy;

•	receipt of feedback from regulatory authorities that requires us to modify the design of our clinical trials;

•	negative or inconclusive clinical trial results that may require us to conduct additional clinical trials or abandon certain research, discovery and/or drug development programs;

•

the number of patients required for clinical trials being larger than anticipated, enrollment in these clinical trials being slower than anticipated, particularly if there are other trials enrolling the same or overlapping precisely targeted patient populations, or participants dropping out of these clinical trials at a higher rate than anticipated;

•	third-party contractors failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•

the suspension or termination of our clinical trials for various reasons, including non-compliance with regulatory requirements or a finding that our product candidates have undesirable adverse events or other unexpected characteristics or risks;

•	the cost of clinical trials of our product candidates being greater than anticipated;

•	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates being insufficient or inadequate; and

•	regulators revising the requirements for approving our product candidates.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing in a timely manner, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may incur unplanned costs, be delayed in seeking and obtaining marketing approval, if we receive such approval at all, receive more limited or restrictive marketing approval, be subject to additional post-marketing testing requirements or have the drug removed from the market after obtaining marketing approval.

Our discovery and preclinical development activities are focused on the development of targeted therapeutics for patients with cancer-associated genomic alterations, which is a rapidly evolving area of science, and the approach we are taking to discover and develop drugs may never lead to approved or marketable products.

The discovery and development of targeted therapeutics for patients with cancer-associated genomic alterations is an emerging field, and the scientific discoveries that form the basis for our efforts to discover and develop product candidates are evolving. The scientific evidence to support the feasibility of developing product candidates based on these discoveries is both preliminary and limited. Although we believe, based on our preclinical work, that the genomic alterations targeted by our programs are oncogenic drivers, clinical results may not confirm this hypothesis or may only confirm it for certain alterations or certain tumor types. The patient populations for our product candidates are limited to those with specific target alterations and may not be completely defined but are substantially smaller than the general treated cancer population, and we will need to screen and identify these patients with targeted alterations. Successful identification of patients is dependent on several factors, including achieving certainty as to how specific alterations respond to our product candidates and the ability to identify such alterations, which may require the use of companion diagnostic tests. Furthermore, even if we are successful in identifying patients, we cannot be certain that the resulting patient populations for each mutation will be large enough to allow us to successfully obtain approval for each mutation type and commercialize our product candidates and achieve profitability. We do not know if our approach of focusing on treating patients with cancer-associated genomic alterations will be successful, and if our approach is unsuccessful, our business will suffer.

Any delays in the commencement or completion, or termination or suspension, of our planned or future clinical trials could result in increased costs to us, delay or limit our ability to generate revenue and adversely affect our commercial prospects.

Before we can initiate clinical trials of a product candidate in any indication, we must submit the results of preclinical studies to the FDA, EMA or other comparable foreign regulatory authorities along with other information, including information about the product candidate’s chemistry, manufacturing and controls and our proposed clinical trial protocol, as part of an IND or similar regulatory submission under which we must receive authorization to proceed with clinical development. The FDA, EMA or other comparable foreign regulatory authorities may require us to conduct additional preclinical studies for any product candidate before they allow us to initiate clinical trials under any IND, CTA or comparable application which may lead to additional delays and increase the costs of our preclinical development programs.

Before obtaining marketing approval from the FDA of NVL-520 or NVL-655 or of any other future product candidate in any indication, we must conduct extensive clinical studies to demonstrate safety and efficacy. Clinical testing is expensive, time consuming and uncertain as to outcome. In addition, we expect to rely in part on preclinical, clinical and quality data generated by our CROs and other third parties for regulatory submissions for our product candidates. While we have or will have agreements governing these third parties’ services, we have limited influence over their actual performance. If these third parties do not make data available to us, or, if applicable, make regulatory submissions in a timely manner, in each case pursuant to our agreements with them, our development programs may be significantly delayed and we may need to conduct additional studies or collect additional data independently. In either case, our development costs would increase. We have two preclinical stage product candidates. We have submitted an IND for NVL-520, and we will need to submit an IND for NVL-655 to the FDA, and in each case, such IND submission must become effective prior to initiating any clinical trials in the U.S. for these or our other product candidates.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the institutional review boards (“IRB”) or independent ethics committees (“EC”) of the institutions in which such trials are being conducted, by a Data Safety Monitoring Board for such trial or by the FDA or foreign regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse events, failure to demonstrate a benefit from using a pharmaceutical, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, changes in regulatory requirements and policies may occur, and we may need to amend clinical trial protocols to comply with these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs/ECs for reexamination, which may impact the costs, timing or successful completion of a clinical trial.

Certain of our current or future scientific advisors or consultants who receive compensation from us may become investigators for our future clinical trials. Under certain circumstances, we may be required to report some of these relationships to the FDA. Although we expect any such relationships to be within the FDA’s guidelines, the FDA may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA and may ultimately lead to the denial of marketing approval of our product candidates. If we experience delays in the completion of, or termination of, any clinical trial of any product candidate, the commercial prospects of such product candidate will be harmed, and our ability to generate product revenues will be delayed. Moreover, any delays in completing our clinical trials will increase our costs, slow down our development and approval process and jeopardize our ability to commence product sales and generate revenues which may harm our business, financial condition, results of operations and prospects significantly.

The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and the results of our clinical trials may not satisfy the requirements of the FDA, EMA or other comparable foreign regulatory authorities.

We will be required to demonstrate with substantial evidence through well-controlled clinical trials that our product candidates are safe and effective for use in a diverse population before we can seek marketing approvals for their commercial sale. Preclinical and clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the preclinical study and clinical trial processes, and, because our product candidates are in an early stage of development, there is a high risk of failure and we may never succeed in developing marketable products.

The results of preclinical studies may not be predictive of the results of clinical trials of our product candidates, and the results of early clinical trials may not be predictive of the results of later-stage clinical trials. Although product candidates may demonstrate promising results in preclinical studies and early clinical trials, they may not prove to be safe or effective in subsequent clinical trials. Favorable results from certain animal studies may not accurately predict the results of other animal studies or of human trials, due to the inherent biologic differences in species, the differences between testing conditions in animal studies and human trials, and the particular goals, purposes, and designs of the relevant studies and trials. We have, for example, observed preclinical CNS activity of NVL-520 and NVL-655 in studies with rats and mice. These studies may or may not be predictive of CNS penetrance and activity of NVL-520 or NVL-655 in human trials. Similarly, certain of our hypotheses regarding the potential clinical and therapeutic benefits of NVL-520 and NVL-655 compared to other products or molecules in development are based on observations from our preclinical studies, and results from such preclinical studies are not necessarily predictive of the results of later preclinical studies or clinical trials.

There is typically an extremely high rate of attrition from the failure of product candidates proceeding through preclinical studies and clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. Likewise, early, smaller-scale clinical trials may not be predictive of eventual safety or effectiveness in large-scale pivotal clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their drugs. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy, insufficient durability of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. Most product candidates that commence preclinical studies and clinical trials are never approved as products. The development of our product candidates and our stock price may also be impacted by inferences, whether correct or not, that are drawn between the success or failure of preclinical studies or clinical trials of our competitors or other companies in the biopharmaceutical industry, in addition to our own preclinical studies and clinical trials.

In some instances, there can be significant variability in safety and efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in size and type of the patient populations, differences in and adherence to the dose and dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. Patients treated with our product candidates may also be undergoing surgical, radiation and chemotherapy treatments and may be using other approved products or investigational new drugs, which can cause adverse events that are unrelated to our product candidates. As a result, assessments of efficacy can vary widely for a particular patient, and from patient to patient and site to site within a clinical trial. This subjectivity can increase the uncertainty of, and adversely impact, our clinical trial outcomes.

Any preclinical studies or clinical trials that we conduct may not demonstrate the safety and efficacy necessary to obtain regulatory approval to market our product candidates. If the results of our ongoing or future preclinical studies and clinical trials are inconclusive with respect to the safety and efficacy of our product candidates, if we do not meet the clinical endpoints with statistical and clinically meaningful significance, or if there are safety concerns associated with our product candidates, we may be prevented or delayed in obtaining marketing approval for such product candidates.

We do not know whether any clinical trials we may conduct will demonstrate consistent or adequate efficacy and safety sufficient to obtain approval to market any of our product candidates.

In addition to NVL-520 and NVL-655, our prospects depend in part upon discovering, developing and commercializing additional product candidates from our ALK IXDN, HER2 and other discovery programs, which may fail in development or suffer delays that adversely affect their commercial viability.

Our future operating results are dependent on our ability to successfully discover, develop, obtain regulatory approval for and commercialize NVL-520, NVL-655 and future product candidates from our ALK IXDN, HER2 and other discovery programs. A research candidate can unexpectedly fail at any stage of development. The historical failure rate for research candidates is high due to risks relating to safety, efficacy, clinical execution, changing standards of medical care and other unpredictable variables. The results from preclinical testing or early clinical trials of a product candidate may not be predictive of the results that will be obtained in later stage clinical trials of the product candidate.

The success of other research candidates we may develop will depend on many factors, including the following:

•	generating sufficient data to support the initiation or continuation of preclinical studies and clinical trials;

•	addressing any delays resulting from factors related to the COVID-19 pandemic;

•	obtaining regulatory permission to initiate clinical trials;

•	contracting with the necessary parties to conduct clinical trials;

•	successful enrollment of patients in, and the completion of, clinical trials on a timely basis;

•	the timely manufacture of sufficient quantities of a product candidate for use in clinical trials; and

•	adverse events in clinical trials.

Even if we successfully advance any research candidates into preclinical and clinical development, their success will be subject to all of the preclinical, clinical, regulatory and commercial risks described elsewhere in this “Risk Factors” section. Accordingly, there can be no assurance that we will ever be able to discover, develop, obtain regulatory approval of, commercialize or generate significant revenue from any product candidates.

Our approach to the discovery and development of product candidates is unproven, and we may not be successful in our efforts to use and expand our approach to build a pipeline of product candidates with commercial value.

A key element of our strategy, which is unproven, is to use and expand our expertise in chemistry, structure-based drug design and patient-driven approach to build a pipeline of product candidates and progress these product candidates through clinical development. Although our research and development efforts to date have resulted in the discovery and preclinical development of NVL-520 and NVL-655, such product candidates, and any other product candidates we may develop may not be safe or effective as cancer therapeutics, and we may not be able to develop any other product candidates. For example, we may not be successful in identifying genomic alterations that are oncogenic and are targeted for patient populations that result in sufficient enrollment size or present attractive commercial opportunities. Our approach is evolving and may not reach a state at which building a pipeline of product candidates is possible. Even if we are successful in building a pipeline of product candidates, the potential product candidates that we identify may not be suitable for clinical development or generate acceptable clinical data, including as a result of being shown to have unacceptable toxicity or other characteristics that indicate that they are unlikely to be product candidates that will receive marketing approval from the FDA, EMA or other regulatory authorities or achieve market acceptance. If we do not successfully develop and commercialize product candidates, we will not be able to generate product revenue in the future, which likely would result in significant harm to our financial position and adversely affect our business.

The regulatory approval processes of the FDA, EMA and other comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory approval of our product candidates, we will be unable to generate product revenue and our business will be substantially harmed.

Obtaining approval by the FDA, EMA and other comparable foreign regulatory authorities is unpredictable, typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the type, complexity and novelty of the product candidates involved. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other data. Even if we eventually complete clinical testing and receive approval for our product candidates, the FDA, EMA and other comparable foreign regulatory authorities may approve our product candidates for a more limited indication or a narrower patient population than we originally requested or may impose other prescribing limitations or warnings that limit the product candidate’s commercial potential. Even if approved, we may be required to conduct additional studies to verify or confirm the clinical benefits of our products. We have not submitted for, or obtained, regulatory approval for any product candidate, and it is possible that none of our product candidates will ever obtain regulatory approval. Further, development of our product candidates and/or regulatory approval may be delayed for reasons beyond our control.

Applications for our product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA, EMA or other comparable foreign regulatory authorities may disagree with the design, implementation or results of our clinical trials;

•

the FDA, EMA or other comparable foreign regulatory authorities may determine that our product candidates are not safe and effective, are only moderately effective or have undesirable or unintended adverse events, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use;

•	the population studied in the clinical trial may not be sufficiently broad or representative to assure efficacy and safety in the full population for which we seek approval;

•	the FDA, EMA or other comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•

the clinical data of the clinical trial may fail to meet the level of statistical significance required to obtain approval of our product candidates by the FDA, EMA or other comparable foreign regulatory authorities;

•	we may be unable to demonstrate to the FDA, EMA or other comparable foreign regulatory authorities that a product candidate’s risk-benefit ratio for its proposed indication is acceptable;

•

the FDA, EMA or other comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications or facilities of third-party manufacturers with which we contract for clinical and commercial supplies;

•	the FDA, EMA or other comparable regulatory authorities may fail to approve companion diagnostic tests required for our product candidates;

•	we may not obtain or maintain adequate funding to complete the clinical trial in a manner that is satisfactory to the FDA, EMA or other comparable foreign regulatory authorities; and

•	the approval policies or regulations of the FDA, EMA or other comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process, as well as the unpredictability of the results of clinical trials, may result in our failing to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, results of operations and prospects.

We have no experience as a company in conducting clinical trials.

We have no experience as a company in conducting clinical trials. In part because of this lack of experience as a company and our limited infrastructure, we cannot be certain that our ongoing preclinical studies will be completed on time or that our planned preclinical studies and clinical trials will begin or be completed on time, if at all. Large-scale clinical trials would require significant additional financial and management resources and reliance on third-party clinical investigators, CROs, and consultants. Relying on third-party clinical investigators, CROs and consultants may force us to encounter delays that are outside of our control. We may be unable to identify and contract with sufficient investigators, CROs and consultants on a timely basis or at all. There can be no assurance that we will be able to negotiate and enter into any necessary services agreement with CROs on terms that are acceptable to us on a timely basis or at all.

We may not be able to submit INDs, CTAs or comparable applications to commence clinical trials on the timelines we expect, and even if we are able to, the FDA, EMA or any comparable foreign regulatory authority may not permit us to proceed.

We have submitted an IND for NVL-520 to the FDA and expect to submit an IND for NVL-655 in support of the initiation of a first-in-human clinical trial in the first half of 2022. However, we may not be able to submit such IND or INDs for future product candidates on the timelines we expect or such submissions may not take effect on the timeline that we anticipate or at all. For example, we may experience manufacturing delays or other delays with IND-enabling studies. Moreover, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate clinical trials. Additionally, even if the FDA agrees with the design and implementation of the clinical trials set forth in an IND, we cannot guarantee that it will not change its requirements in the future. These considerations also apply to new clinical trials we may submit as amendments to existing INDs or to a new IND. Any failure to submit INDs, CTAs or comparable applications on the timelines we expect or to obtain regulatory approvals for our planned clinical trials may prevent us from initiating or completing our clinical trials or commercializing our product candidates on a timely basis, if at all.

Our product candidates may cause significant adverse events, toxicities or other undesirable adverse events when used alone or in combination with other approved products or investigational new drugs that may result in a safety profile that could prevent regulatory approval, prevent market acceptance, limit their commercial potential or result in significant negative consequences.

If our product candidates are associated with undesirable adverse events or have unexpected characteristics in preclinical studies or clinical trials when used alone or in combination with other approved products or investigational new drugs we may need to interrupt, delay or abandon their development or limit development to more narrow uses or subpopulations in which the undesirable adverse events or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Treatment-related adverse events could also affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. Any of these occurrences may prevent us from achieving or maintaining market acceptance of the affected product candidate and may harm our business, financial condition and prospects significantly. While we have not yet initiated clinical trials for any of our product candidates, it is likely that there will be adverse events associated with their use as is typically the case with oncology drugs. Results of our studies or trials could reveal a high and unacceptable severity and prevalence of these or other adverse events. In such an event, our trials could be suspended or terminated and the FDA, EMA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. Drug-related adverse events could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

In addition, our product candidates may be used in populations for which safety concerns may be particularly scrutinized by regulatory authorities. Our product candidates may be studied in combination with other therapies, which may exacerbate adverse events associated with the therapy. Patients treated with our product candidates may also be undergoing surgical, radiation and chemotherapy treatments, which can cause adverse events that are unrelated to our product candidate but may still impact the success of our clinical trials. The inclusion of critically ill patients in our clinical trials may result in deaths or other adverse medical events due to other therapies or medications that such patients may be using or due to the gravity of such patients’ illnesses. For example, it is expected that some of the patients to be enrolled in our future clinical trials will die or experience major clinical events either during the course of our clinical trials or after participating in such trials for non-treatment related reasons.

If significant adverse events are observed in any of our future clinical trials, we may have difficulty recruiting patients to the clinical trials, patients may drop out of our trials, or we may be required to abandon the trials or our development efforts of that product candidate altogether. We, the FDA, EMA, other comparable foreign regulatory authorities or an IRB may suspend clinical trials of a product candidate at any time for various reasons, including a belief that subjects in such trials are being exposed to unacceptable health risks or adverse events. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage trials have later been found to cause adverse events that prevented their further development. Even if the adverse events do not preclude the product candidate from obtaining or maintaining marketing approval, undesirable adverse events may inhibit market acceptance due to its tolerability versus other therapies. Any of these developments could materially harm our business, financial condition and prospects. Further, if any of our product candidates obtains marketing approval, toxicities associated with such product candidates previously not seen during clinical testing may also develop after such approval and lead to a requirement to conduct additional clinical safety trials, additional contraindications, warnings and precautions being added to the drug label, significant restrictions on the use of the product or the withdrawal of the product from the market. We cannot predict whether our product candidates will cause toxicities in humans that would preclude or lead to the revocation of regulatory approval based on preclinical studies or early stage clinical trials.

Interim, topline and preliminary data from our preclinical studies and clinical trials that we announce or publish from time to time may change as more data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary, interim or topline data from our preclinical studies and clinical trials. These interim updates are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. For example, we may report responses in certain patients that are unconfirmed at the time and which do not ultimately result in confirmed responses to treatment after follow-up evaluations. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline results that we report may differ from future results of the same studies or trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline data should be viewed with caution until the final data are available. In addition, we may report interim analyses of only certain endpoints rather than all endpoints. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse changes between interim data and final data could significantly harm our business and prospects. Further, additional disclosure of interim data by us or by our competitors in the future could result in volatility in the price of our Class A common stock.

In addition, the information we choose to publicly disclose regarding a particular study or trial is typically selected from a more extensive amount of available information. Investors may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure in this prospectus, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. If the preliminary or topline data that we report differ from late, final or actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, any of our product candidates may be harmed, which could harm our business, financial condition, results of operations and prospects.

If we experience delays or difficulties in the enrollment or maintenance of patients in clinical trials, our regulatory submissions or receipt of necessary marketing approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials to such trial’s conclusion as required by the FDA, EMA or other comparable foreign regulatory authorities. Patient enrollment is a significant factor in the timing of clinical trials. Our ability to enroll eligible patients may be limited or may result in slower enrollment than we anticipate. We will utilize genomic profiling of patients’ tumors to identify suitable patients for recruitment into our clinical trials for NVL-520 and NVL-655. For these product candidates, we seek patients with specific genomic alterations that our product candidates are designed to precisely target. We cannot be certain (i) how many patients will have the requisite genomic alterations that qualify for inclusion in our clinical trials, (ii) that the number of patients enrolled in each program will suffice for regulatory approval or (iii) if regulatory approval is obtained, whether each specific ROS1 fusion or ALK fusion will be included in the approved drug label. Additionally, we face competition, including from large pharmaceutical companies with significantly more resources than us, for enrollment of our precisely target patient population, which may impact our ability to successfully recruit patients for our clinical trials. If our strategies for patient identification and enrollment prove unsuccessful, we may have difficulty enrolling or maintaining patients appropriate for our product candidates.

Our ability to enroll patients may also be significantly delayed by the evolving COVID-19 pandemic and we do not know the extent and scope of such delays at this point. In addition, patients may not be able or willing to visit clinical trial sites for dosing or data collection purposes due to limitations on travel and physical distancing imposed or recommended by federal or state governments or patients’ reluctance to visit the clinical trial sites during the pandemic. These and other factors resulting from the COVID-19 pandemic could delay our clinical trials and our regulatory submissions.

Patient enrollment may be affected if our competitors have ongoing clinical trials for programs that are under development for the same indications as our product candidates, and patients who would otherwise be eligible for our clinical trials instead enroll in clinical trials of our competitors’ programs. Patient enrollment for our current or any future clinical trials may be affected by other factors, including:

•	size and nature of the patient population;

•	severity of the disease under investigation;

•	availability and efficacy of approved drugs for the disease under investigation;

•

patient eligibility criteria for the trial in question as defined in the protocol, including biomarker-driven identification and/or certain highly-specific criteria related to stage of disease progression, which may limit the patient populations eligible for our clinical trials to a greater extent than competing clinical trials for the same indication that do not have a biomarker-driven patient eligibility criteria;

•	perceived risks and benefits of the product candidate under study;

•

clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new products that may be approved or other product candidates being investigated for the indications we are investigating;

•	clinicians’ willingness to screen their patients for biomarkers to indicate which patients may be eligible for enrollment in our clinical trials;

•	patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment;

•	proximity and availability of clinical trial sites for prospective patients; and

•

the risk that patients enrolled in clinical trials will drop out of the trials before completion or, because they may be late-stage cancer patients, will not survive the full terms of the clinical trials.

Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our product candidates and jeopardize our ability to obtain marketing approval for the sale of our product candidates. Furthermore, even if we are able to enroll a sufficient number of patients for our clinical trials, we may have difficulty maintaining participation in our clinical trials through the treatment and any follow-up periods.

The COVID-19 pandemic could adversely impact our business, including our planned clinical trials and ongoing and planned preclinical studies.

In December 2019, the virus that causes COVID-19 was reported to have surfaced in Wuhan, China. Since then, the virus has spread to most countries across the world, including all 50 states within the U.S., resulting in the World Health Organization characterizing COVID-19 as a pandemic in March 2020. As a result of measures imposed by the governments in affected regions, many commercial activities, businesses and schools have been suspended as part of quarantines and other measures intended to contain this pandemic. As the COVID-19 pandemic continues to spread around the globe and new variants of the virus continue to emerge, we may experience disruptions that could severely impact our business and clinical trials, including:

•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

•	delays or difficulties in enrolling and retaining patients in any clinical trials, particularly elderly subjects, who are at a higher risk of severe illness or death from COVID-19;

•	difficulties interpreting data from our clinical trials due to the possible effects of COVID-19 on patients;

•

diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of clinical trials;

•	interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others;

•	interruption or delays in the operations of the FDA, EMA or other regulatory authorities, which may impact review and approval timelines;

•

limitations in resources that would otherwise be focused on the conduct of our business, our preclinical studies or our clinical trials, including because of sickness or the desire to avoid contact with large groups of people or as a result of government-imposed “shelter in place” or similar working restrictions;

•	interruptions, difficulties or delays arising in our existing operations and company culture as a result of all of our employees working remotely, including those hired during the COVID-19 pandemic;

•	delays in receiving approval from regulatory authorities to initiate our clinical trials;

•	delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials;

•	interruptions in preclinical studies due to restricted or limited operations at the CROs conducting such studies;

•	interruption in global freight and shipping that may affect the transport of clinical trial materials, such as investigational drug product to be used in our clinical trials;

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changes in regulations as part of a response to the COVID-19 pandemic which may require us to change the ways in which our clinical trials are to be conducted, or to discontinue the clinical trials altogether, or which may result in unexpected costs;

•

delays in necessary interactions with regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government or contractor personnel; and

•	refusal of the FDA, EMA or other regulatory authorities to accept data from clinical trials in affected geographies outside of their respective jurisdictions.

We are still assessing the impact that the COVID-19 pandemic may have on our ability to effectively conduct our business operations as planned and there can be no assurance that we will be able to avoid a material impact on our business from the spread of COVID-19 or its consequences, including disruption to our business and downturns in business sentiment generally or in our industry or due to shutdowns that may be requested or mandated by federal, state and local governmental authorities. As a result of the COVID-19 pandemic, our employees are currently telecommuting, which may impact certain of our operations over the near term and long term.

Additionally, certain third parties with whom we engage or may engage, including collaborators, contract organizations, third-party manufacturers, suppliers, clinical trial sites, regulators and other third parties are similarly adjusting their operations and assessing their capacity in light of the COVID-19 pandemic. If these third parties experience shutdowns or continued business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively impacted. For example, as a result of the COVID-19 pandemic, there could be delays in the procurement of materials or manufacturing supply chain for one or more of our product candidates, which could delay or otherwise impact our preclinical studies and our planned clinical trials. Additionally, all of our preclinical studies are conducted by CROs, which could be discontinued or delayed as a result of the pandemic. It is also likely that the disproportionate impact of COVID-19 on hospitals and clinical sites will have an impact on recruitment and retention for our planned clinical trials. In addition, certain clinical trial sites for product candidates similar to ours have experienced, and others may experience in the future, delays in collecting, receiving and analyzing data from patients enrolled in clinical trials due to limited staff at such sites, limitation or suspension of on-site visits by patients, or patients’ reluctance to visit the clinical trial sites during the pandemic and we may experience similar delays if and when we begin clinical trials. CROs have also made certain adjustments to the operation of such trials in an effort to ensure the monitoring and safety of patients and minimize risks to trial integrity during the pandemic in accordance with the guidance issued by the FDA and may need to make further adjustments in the future that could impact the timing or enrollment of our clinical trials. Many of these adjustments are new and untested, may not be effective, may increase costs, and may have unforeseen effects on the enrollment, progress and completion of these trials and the findings from these trials. While we are currently continuing our preclinical activities and progressing in our plans for clinical trials, we may experience delays in the completion of our preclinical studies, the initiation of our planned clinical trials, patient selection or enrollment or in the progression of our activities related to our planned clinical trials, may need to suspend our clinical trials if and when commenced, and may encounter other negative impacts to such trials due to the effects of the COVID-19 pandemic.

We may be required to develop and implement additional clinical trial policies and procedures designed to help protect subjects from COVID-19. For example, in March 2020, the FDA issued a guidance, which the FDA subsequently updated several times, on conducting clinical trials during the pandemic, which describes a number of considerations for sponsors of clinical trials impacted by the pandemic, including the requirement to include in the clinical trial report contingency measures implemented to manage the clinical trial, and any disruption of the clinical trial as a result of the COVID-19 pandemic; a list of all subjects affected by the COVID-19 pandemic related study disruption by unique subject identifier and by investigational site and a description of how the individual’s participation was altered; and analyses and corresponding discussions that address the impact of implemented contingency measures (i.e., participant discontinuation from investigational product and/or study, alternative procedures used to collect critical safety and/or efficacy data) on the safety and efficacy results reported for the clinical trial. In June 2020, the FDA also issued a guidance on good manufacturing practice considerations for responding to COVID-19 infection in employees in drug products manufacturing, including recommendations for manufacturing controls to prevent contamination of drugs.

Furthermore, the COVID-19 pandemic may also impact the timelines of FDA regulatory inspections and reviews. Since March 2020 when foreign and domestic inspections were largely placed on hold, the FDA has been working to resume routine surveillance, bioresearch monitoring and pre-approval inspections on a prioritized basis. The FDA has developed a rating system to assist in determining when and where it is safest to conduct prioritized domestic inspections. As of May 2021, certain inspections, such as foreign preapproval, surveillance, and for-cause inspections that are not deemed mission-critical, remain temporarily postponed. In April 2021, the FDA issued guidance for industry formally announcing plans to employ remote interactive evaluations, using risk management methods, to meet user fee commitments and goal dates and in May 2021 announced plans to continue progress toward resuming standard operational levels. Should the FDA determine that an inspection is necessary for approval and an inspection cannot be completed during the review cycle due to restrictions on travel, and the FDA does not determine a remote interactive evaluation to be adequate, the agency has stated that it generally intends to issue a complete response letter or defer action on the application until an inspection can be completed Regulatory authorities outside the U.S. may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities. Additionally, as of March 18, 2021, the FDA noted it is continuing to ensure timely reviews of applications for medical products during the COVID-19 pandemic in line with its user fee performance goals and conducting mission critical domestic and foreign inspections to ensure compliance of manufacturing facilities with FDA quality standards. However, the FDA may not be able to continue its current pace and approval timelines could be extended, including where a pre-approval inspection or an inspection of clinical sites is required and due to the COVID-19 pandemic and travel restrictions the FDA is unable to complete such required inspections during the review period. To the extent any such events impact the operations of any of our third parties, our development activities may be negatively affected.

The global outbreak of COVID-19 continues to rapidly evolve. While the extent of the impact of the current COVID-19 pandemic on our business and financial results is uncertain, a continued and prolonged public health crisis such as the COVID-19 pandemic could have a material negative impact on our business, financial condition and operating results.

To the extent the COVID-19 pandemic adversely affects our business, financial condition and operating results, it may also have the effect of heightening many of the risks described in this “Risk Factors” section.

We have limited resources and are currently focusing our efforts on the development of NVL-520 and NVL-655 in particular indications and advancing our discovery programs. As a result, we may fail to capitalize on other indications or product candidates that may ultimately have proven to be more profitable.

We are currently focusing our resources and efforts on our lead product candidates, NVL-520 and NVL-655, for ROS1-positive NSCLC and other advanced solid tumors and ALK-positive NSCLC and other advanced cancers, respectively, and advancing our ALK IXDN, HER2 and other discovery programs. As a result, because we have limited resources, we may forgo or delay pursuit of opportunities for other indications or with other product candidates that may have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development activities for NVL-520 and NVL-655 and our discovery programs may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target markets for NVL-520 and NVL-655 and any future product candidates we identify through our discovery programs, we may enter into collaboration, licensing or other strategic arrangements with the effect of relinquishing valuable rights in cases in which it would have been more advantageous for us to retain sole development and commercialization rights.

We face substantial competition which may result in others discovering, developing or commercializing products before or more successfully than we do.

The pharmaceutical and biotechnology industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary and novel products and product candidates. Our competitors have developed, are developing or may develop products, product candidates and processes competitive with our product candidates. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. We believe that a significant number of product candidates are currently under development, and may become commercially available in the future, for the treatment of conditions for which we may attempt to develop product candidates. In addition, our product candidates may need to compete with drugs physicians use off-label to treat the indications for which we seek approval. This may make it difficult for us to replace existing therapies with our product candidates.

In particular, there is intense competition in the field of oncology. We have competitors both in the U.S. and internationally, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies, emerging and start-up companies, universities and other research institutions. We also compete with these organizations to recruit and retain qualified scientific and management personnel, which could negatively affect our level of expertise and our ability to execute our business plan. We will also face competition in establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

We expect to face competition from existing products and products in development for each of our lead programs and in particular, our competitors that are developing product candidates often have the advantage of significant financial resources. For NVL-520, there are currently two ROS1-targeted kinase inhibitors approved for use in first-line, TKI naïve ROS1-positive NSCLC: crizotinib and entrectinib. Ceritinib is also recommended for use in ROS1-positive NSCLC patients according to NCCN guidelines. Pfizer’s lorlatinib is a dual ALK/ROS1 inhibitor that is in development for the treatment of ROS1-positive NSCLC. This product has received marketing approval for the treatment of ALK-positive NSCLC, and has demonstrated CNS activity as reported in its prescribing information. Repotrectinib is a dual TRK/ROS1 inhibitor that is in development and has demonstrated clinical activity in ROS1-positive NSCLC patients but also retains potent TRK inhibition at clinically relevant concentrations. AnHeart Therapeutics’ taletrectinib is a dual TRK/ROS1 inhibitor and is in development for patients with ROS1-positive NSCLC. For NVL-655, there are five currently approved ALK inhibitors for the treatment of ALK-positive NSCLC: crizotinib, lorlatinib, ceritinib, alectinib, and brigatinib. All five have line-agnostic approvals for the treatment of ALK-positive NSCLC patients, including for patients who are TKI naïve. Additionally, lorlatinib has demonstrated activity in patients that have progressed on crizotinib, alectinib, or ceritinib.

Many of our competitors, either alone or with their collaborators, have significantly greater financial resources, established presence in the market, and expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and reimbursement and marketing approved products than we do. Large pharmaceutical and biotechnology companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and manufacturing biotechnology product candidates. These companies also have significantly greater research and marketing capabilities than we do and may also have product candidates that have been approved or are in late stages of development, and collaborative arrangements in our target markets with leading companies and research institutions. Established pharmaceutical and biotechnology companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the product candidates that we develop obsolete. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies, as well as in acquiring technologies complementary to, or necessary for, our programs. As a result of all of these factors, our competitors may succeed in obtaining approval from the FDA, EMA or other comparable foreign regulatory authorities or in discovering, developing and commercializing product candidates in our field before we do.

Our potential commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe adverse events, are more convenient, have a broader label, are marketed more effectively, are more widely reimbursed or are less expensive than any products that we may develop. Physicians may be more willing to prescribe our competitors’ products for various reasons, and may rely on guidelines related to treatment of patients issued by medical societies, industry groups or other organizations, which may not include, and may never include, our products. Our competitors also may obtain marketing approval from the FDA, EMA or other comparable foreign regulatory authorities for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market or make our development and marketing more complicated. Even if the product candidates we develop achieve marketing approval, they may be priced at a significant premium over competitive products if any have been approved by then, resulting in reduced competitiveness. Technological advances or products developed by our competitors may render our technologies or product candidates obsolete, less competitive or not economical. If we are unable to compete effectively, our opportunity to generate revenue from the sale of our products we may develop, if approved, could be adversely affected. For additional information regarding our competition, see the section of this prospectus titled “Business—Competition.”

The manufacture of drugs is complex, and our third-party manufacturers may encounter difficulties in production. If any of our third-party manufacturers encounter such difficulties, our ability to provide adequate supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or prevented.

Manufacturing drugs, especially in large quantities, is complex and may require the use of innovative technologies. Each lot of an approved drug product must undergo thorough testing for identity, strength, quality, purity and potency. Manufacturing drugs requires facilities specifically designed for and validated for this purpose, as well as sophisticated quality assurance and quality control procedures. Slight deviations anywhere in the manufacturing process, including filling, labeling, packaging, storage and shipping and quality control and testing, may result in lot failures, product recalls or spoilage. When changes are made to the manufacturing process, we may be required to provide preclinical and clinical data showing the comparable identity, strength, quality, purity or potency of the products before and after such changes. If microbial, viral or other contaminations are discovered at the facilities of our manufacturer, such facilities may need to be closed for an extended period of time to investigate and remedy the contamination, which could delay clinical trials and adversely harm our business. Contaminations can also lead to allegations of harm, including infections or allergic reactions, or closure of product facilities due to possible contamination.

If our third-party manufacturers are unable to produce sufficient quantities for clinical trials or for commercialization as a result of these challenges, or otherwise, our development and commercialization efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and growth prospects.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates progress through preclinical and clinical trials to marketing approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize yield and manufacturing batch size, minimize costs and achieve consistent quality and results. For example, we may introduce an alternative formulation of one or more of our product candidates during the course of our planned clinical trials. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability to commercialize our product candidates, if approved, and impair our ability to generate revenue.

Our product candidates may not achieve adequate market acceptance among physicians, patients, healthcare payors and others in the medical community necessary for commercial success.

Even if our product candidates receive regulatory approval, they may not gain adequate market acceptance among physicians, patients, third-party payors and others in the medical community. The degree of market acceptance of any of our approved product candidates will depend on a number of factors, including:

•	the efficacy and safety profile as demonstrated in clinical trials compared to alternative treatments;

•	the timing of market introduction of the product candidate as well as competitive products;

•	the clinical indications for which a product candidate is approved;

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restrictions on the use of product candidates in the labeling approved by regulatory authorities, such as boxed warnings or contraindications in labeling, or a Risk Evaluation and Mitigation Strategy (“REMS”), if any, which may not be required of alternative treatments and competitor products;

•	the potential and perceived advantages of our product candidates over alternative treatments;

•	the cost of treatment in relation to alternative treatments;

•	the availability of coverage and adequate reimbursement by third-party payors, including government authorities;

•	willingness of physicians to use our product candidates, if approved, in lieu of (or as a second-line treatment in conjunction with) other approved therapies;

•	the availability of an approved product candidate for use as a combination therapy;

•	relative convenience and ease of administration;

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the willingness of the target patient population to try new therapies and undergo required diagnostic screening to determine treatment eligibility and of physicians to prescribe these therapies and diagnostic tests;

•	the effectiveness of sales and marketing efforts;

•	unfavorable publicity relating to our product candidates; and

•	the approval of other new therapies for the same indications.

If any of our product candidates are approved but do not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors and patients, we may not generate or derive sufficient revenue from that product candidate and our financial results could be negatively impacted.

The market opportunities for any product candidates we develop, if approved, may be limited to certain smaller patient subsets and may be smaller than we estimate them to be.

When cancer is detected early (referred to as localized disease), conventional treatments which include chemotherapy, hormone therapy, surgery and radiation therapy and/or selected targeted therapies may be adequate to cure the patient in many cases. However, once cancer has spread to other areas (advanced or metastatic disease), cancer treatments may not be sufficient to provide a cure but often can significantly prolong life without curing the cancer. First-line therapies designate treatments that are initially administered to patients with advanced or metastatic disease, while second- and third-line therapies are administered to patients when the prior therapies lose their effectiveness. The FDA, EMA and other regulatory bodies often approve cancer therapies for a particular line of treatment. Typically, drug approvals are initially granted for use in later lines of treatment, but with additional evidence of significant efficacy from clinical trials, biopharmaceutical companies can successfully seek and gain approval for use in earlier lines of treatment.

We plan to initially seek approval of NVL-520, NVL-655 and any other future product candidates in most instances for previously treated patients with advanced or metastatic cancer where at least one prior therapy has limited clinical benefit or where tumors have developed resistance to such therapy. For those product candidates that prove to be sufficiently safe and effective, if any, we would potentially expect to seek approval ultimately as a first line TKI therapy. There is no guarantee that our product candidates, even if approved for previously treated patients would be approved for an earlier line of therapy, and prior to any such approvals we may have to conduct additional clinical trials that may be costly, time-consuming and subject to risk.

Our projections of both the number of people who have the cancers we are targeting, as well as the subset of people with these cancers in a position to receive a particular line of therapy and who have the potential to benefit from treatment with our product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations or market research, and may prove to be incorrect. Further, new data and studies may change the estimated incidence or prevalence of the cancers that we are targeting, especially if new therapies that are approved while we advance our product candidates affect the treatment paradigm and/or the size of the target population. The potentially addressable patient population for our product candidates may be limited or may not be amenable to treatment with our product candidates. Consequently, even if our product candidates are approved, the number of patients that may be eligible for treatment with our product candidates may turn out to be much lower than expected. In addition, we have not yet conducted market research to determine how treating physicians would expect to prescribe a product that is approved for multiple tumor types if there are different lines of approved therapies for each such tumor type. Even if we obtain significant market share for our products, if approved, if the potential target populations are small, we may never achieve profitability without obtaining regulatory approval for additional indications.

Any product candidates we develop may become subject to unfavorable third-party coverage and reimbursement practices, as well as pricing regulations.

Patients rely on insurance coverage by third-party payors (third-party payors include Medicare and Medicaid (government payors) and commercial insurance companies such as Blue Cross Blue Shield, Humana, Cigna, etc.) to pay for products. The availability and extent of coverage and adequate reimbursement by third-party payors, including government health administration authorities, private health coverage insurers, managed care organizations and other third-party payors is essential for most patients to be able to afford expensive treatments. Sales of any of our product candidates that receive marketing approval will depend substantially, both in the U.S. and internationally, on the extent to which the costs of such product candidates will be covered and reimbursed by third-party payors. No uniform policy exists for coverage and reimbursement in the U.S. If reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize an adequate return on our investment. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may not successfully commercialize any product candidate for which we obtain marketing approval.

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the U.S., for example, principal decisions about reimbursement for new products are typically made by the Centers for Medicare & Medicaid Services (“CMS”), an agency within the U.S. Department of Health and Human Services (“HHS”). CMS decides whether and to what extent a new product will be covered and reimbursed under Medicare, and private third-party payors often follow CMS’s decisions regarding coverage and reimbursement to a substantial degree. However, one third-party payor’s determination to provide coverage for a product candidate does not assure that other payors will also provide coverage for the product candidate. As a result, the coverage determination process is often time-consuming and costly. Factors payors consider in determining reimbursement are based on whether the product is: (i) a covered benefit under its health plan; (ii) safe, effective and medically necessary; (iii) appropriate for the specific patient; (iv) cost-effective; and (v) neither experimental nor investigational. This process will require us to provide scientific and clinical support for the use of our products to each third-party payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

As federal and state governments implement additional health care cost containment measures, including measures to lower prescription drug pricing, we cannot be sure that our products, if approved, will be covered by private or public payors, and if covered, whether the reimbursement will be adequate or competitive with other marketed products. For example, former President Trump previously signed executive orders aimed at lowering prescription drug prices. Such other actions by federal and state governments and health plans may put additional downward pressure on pharmaceutical pricing and health care costs, which could negatively impact coverage and reimbursement for our products if approved, our revenue, and our ability to compete with other marketed products and to recoup the costs of our research and development. For further discussion, see “—We may face difficulties from changes to current regulations and future legislation. Healthcare legislative measures aimed at reducing healthcare costs may have a material adverse effect on our business and results of operations.”

Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Further, such payors are increasingly challenging the price, examining the medical necessity and reviewing the cost effectiveness of medical product candidates. There may be especially significant delays in obtaining coverage and reimbursement for newly approved drugs. Third-party payors may limit coverage to specific product candidates on an approved list, known as a formulary, which might not include all FDA-approved drugs for a particular indication. We may need to conduct expensive pharmaco-economic studies to demonstrate the medical necessity and cost effectiveness of our products. Nonetheless, our product candidates may not be considered medically necessary or cost effective. We cannot be sure that coverage and reimbursement will be available for any product that we commercialize and, if reimbursement is available, what the level of reimbursement will be.

In addition, companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or products, will apply to companion diagnostics. Additionally, if any companion diagnostic provider is unable to obtain reimbursement or is inadequately reimbursed, that may limit the availability of such companion diagnostic, which would negatively impact prescriptions for our product candidates, if approved.

Outside the U.S., the commercialization of therapeutics is generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost containment initiatives in Europe, Canada and other countries has and will continue to put pressure on the pricing and usage of therapeutics such as our product candidates. In many countries, particularly the countries of the European Union (the “EU”), medical product prices are subject to varying price control mechanisms as part of national health systems. In these countries, pricing negotiations with governmental authorities can take considerable time after a product receives marketing approval. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. In general, product prices under such systems are substantially lower than in the U.S. Other countries allow companies to fix their own prices for products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the U.S., the reimbursement for our products may be reduced compared with the U.S. and may be insufficient to generate commercially reasonable revenue and profits.

If we are unable to establish or sustain coverage and adequate reimbursement for any product candidates from third-party payors, the adoption of those products and sales revenue will be adversely affected, which, in turn, could adversely affect the ability to market or sell those product candidates, if approved. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Our business entails a significant risk of product liability and if we are unable to obtain sufficient insurance coverage such inability could have an adverse effect on our business and financial condition.

Our business exposes us to significant product liability and other risks inherent in the development, testing, manufacturing and marketing of therapeutic treatments. Product liability and other claims or incidents, such as cyber incidents and breaches, could delay or prevent completion of our development programs. If we succeed in marketing products, such claims could result in an FDA, EMA or other regulatory authority investigation of the safety and effectiveness of our products, our manufacturing processes and facilities or our marketing programs. FDA, EMA or other regulatory authority investigations could potentially lead to a recall of our products or more serious enforcement action, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for our products, injury to our reputation, costs to defend the related litigation, a diversion of management’s time and our resources and substantial monetary awards to trial participants or patients. We currently have product liability and other insurance that we believe is appropriate for our stage of development and may need to obtain higher levels prior to advancing our product candidates into clinical trials or marketing any of our product candidates, if approved. Any insurance we have or may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial, product liability, and other types of insurance (such as cyber insurance) is becoming increasingly expensive and difficult to obtain. As a result, we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by product liability or other claims or incidents, including data breach and incidents, that could have an adverse effect on our business and financial condition.

Risks related to regulatory approval and other legal compliance matters

We may be unable to obtain U.S. or foreign regulatory approval and, as a result, may be unable to commercialize our product candidates.

Our product candidates are and will continue to be subject to extensive governmental regulations relating to, among other things, research, testing, development, manufacturing, safety, efficacy, approval, recordkeeping, reporting, labeling, storage, packaging, advertising and promotion, pricing, marketing and distribution of drugs. Rigorous preclinical testing and clinical trials and an extensive regulatory approval process must be successfully completed in the U.S. and in many foreign jurisdictions before a new drug can be approved for marketing. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. We cannot provide any assurance that any product candidate we may develop will progress through required clinical testing and obtain the regulatory approvals necessary for us to begin selling them.

We have not conducted, managed or completed large-scale or pivotal clinical trials nor managed the regulatory approval process with the FDA, EMA or any other regulatory authority. The time required to obtain approvals from the FDA, EMA and other regulatory authorities is unpredictable and requires successful completion of extensive clinical trials which typically takes many years, depending upon the type, complexity and novelty of the product candidate. The standards that the FDA and its foreign counterparts use when evaluating clinical trial data can, and often does, change during drug development, which makes it difficult to predict with any certainty how they will be applied. We may also encounter unexpected delays or increased costs due to new government regulations, including future legislation or administrative action, or changes in applicable FDA, EMA or other regulatory policy during the period of drug development, clinical trials and regulatory review.

Applications for our product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA, EMA or other comparable foreign regulatory authorities may disagree with the design, implementation or results of our clinical trials;

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the FDA, EMA or other comparable foreign regulatory authorities may determine that our product candidates are not safe and effective or have undesirable or unintended adverse events, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use;

•	the population studied in the clinical trial may not be sufficiently broad or representative to assure efficacy and safety in the full population for which we seek approval;

•	the FDA, EMA or other comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•	we may be unable to demonstrate to the FDA, EMA or other comparable foreign regulatory authorities that our product candidate’s risk-benefit ratio for its proposed indication is acceptable;

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the FDA, EMA or other comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA, EMA or other comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

Any delay or failure in seeking or obtaining required approvals would have a material and adverse effect on our ability to generate revenue from any particular product candidates we are developing and for which we are seeking approval. Furthermore, any regulatory approval to market a drug may be subject to significant limitations on the approved uses or indications for which we may market, promote and advertise the drug or the labeling or other restrictions. In addition, the FDA has the authority to require a REMS plan as part of approving an NDA, or after approval, which may impose further requirements or restrictions on the distribution or use of an approved drug. These requirements or restrictions might include limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria and requiring treated patients to enroll in a registry. These limitations and restrictions may significantly limit the size of the market for the drug and affect reimbursement by third-party payors.

We are also subject to numerous foreign regulatory requirements governing, among other things, the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process varies among countries, and generally includes all of the risks associated with FDA approval described above as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Moreover, the time required to obtain approval may differ from that required to obtain FDA approval.

We may develop our current or future product candidates in combination with other therapies, which would expose us to additional risks.

We may develop our current or future product candidates in combination with one or more currently approved cancer therapies or therapies in development. Even if any of our current or future product candidates were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA, EMA or other comparable foreign regulatory authorities could revoke approval of the therapy used in combination with any of our product candidates, or safety, efficacy, manufacturing or supply issues could arise with these existing therapies. In addition, it is possible that existing therapies with which our product candidates are approved for use could themselves fall out of favor or be relegated to later lines of treatment. This could result in the need to identify other combination therapies for our product candidates or our own products being removed from the market or being less successful commercially.

We may also evaluate our current or future product candidates in combination with one or more other cancer therapies that have not yet been approved for marketing by the FDA, EMA or comparable foreign regulatory authorities. We will not be able to market and sell any product candidate in combination with any such unapproved cancer therapies that do not ultimately obtain marketing approval.

If the FDA, EMA or other comparable foreign regulatory authorities do not approve or withdraw their approval of these other therapies, or if safety, efficacy, commercial adoption, manufacturing or supply issues arise with the therapies we choose to evaluate in combination with any of our current or future product candidates, we may be unable to obtain approval of or successfully market any one or all of the current or future product candidates we develop. Additionally, if the third-party providers of therapies or therapies in development used in combination with our current or future product candidates are unable to produce sufficient quantities for clinical trials or for commercialization of our current or future product candidates, or if the cost of combination therapies are prohibitive, our development and commercialization efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and growth prospects.

We have never commercialized a product candidate as a company before and currently lack the necessary expertise, personnel and resources to successfully commercialize any products on our own or together with suitable collaborators.

We have never commercialized a product candidate as a company. We may license certain rights with respect to our product candidates to collaborators, and, if so, we will rely on the assistance and guidance of those collaborators. For product candidates for which we retain commercialization rights and marketing approval, we will have to develop our own sales, marketing and supply organization or outsource these activities to a third party.

Factors that may affect our ability to commercialize our product candidates, if approved, on our own include recruiting and retaining adequate numbers of effective sales and marketing personnel, developing adequate educational and marketing programs to increase public acceptance of our approved product candidates, ensuring regulatory compliance of our company, employees and third parties under applicable healthcare laws, and other unforeseen costs associated with creating an independent sales and marketing organization. Developing a sales and marketing organization will be expensive and time-consuming and could delay the launch of our product candidates upon approval. We may not be able to build an effective sales and marketing organization. If we are unable to build our own distribution and marketing capabilities or to find suitable partners for the commercialization of our product candidates, we may not generate revenues from them or be able to reach or sustain profitability.

The FDA, EMA and other comparable foreign regulatory authorities may not accept data from trials conducted in locations outside of their jurisdiction.

We anticipate we will initially conduct clinical trials of our product candidates in the U.S. and we may choose to conduct our clinical trials internationally as well. The acceptance of study data by the FDA, EMA or other comparable foreign regulatory authority from clinical trials conducted outside of their respective jurisdictions may be subject to certain conditions. In cases where data from U.S. clinical trials are intended to serve as the basis for marketing approval in the foreign countries outside the U.S., the standards for clinical trials and approval may be different. There can be no assurance that any U.S. or foreign regulatory authority would accept data from trials conducted outside of its applicable jurisdiction. If the FDA, EMA or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction. For example, even if the FDA or EMA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion and reimbursement of the product candidate in those countries. However, a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the U.S., including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the U.S., a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

Obtaining foreign regulatory approvals and establishing and maintaining compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we or any future collaborator fail to comply with the regulatory requirements in international markets or fail to receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our potential product candidates will be harmed.

Even if our product candidates receive regulatory approval, they will be subject to significant post-marketing regulatory requirements and oversight.

Any regulatory approvals that we may receive for our product candidates will require the submission of reports to regulatory authorities and on-going surveillance to monitor the safety and efficacy of the product candidate, may contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, and may include burdensome post-approval study or risk management requirements and regulatory inspection. For example, the FDA may require a REMS in order to approve our product candidates, which could entail requirements for a medication guide, physician training and communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA, EMA or foreign regulatory authorities approve our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as on-going compliance with current good manufacturing practices (“cGMPs”) and good clinical practices (“GCPs”) for any clinical trials that we conduct post-approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic, unannounced inspections by the FDA, EMA and other regulatory authorities for compliance with cGMP regulations and standards. If we or a regulatory authority discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facilities where the product is manufactured, a regulatory authority may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. In addition, failure to comply with FDA, EMA and other comparable foreign regulatory requirements may subject our company to administrative or judicially imposed sanctions, including:

•	delays in or the rejection of product approvals;

•	restrictions on our ability to conduct clinical trials, including full or partial clinical holds on ongoing or planned trials;

•	restrictions on the products, manufacturers or manufacturing process;

•	warning or untitled letters;

•	civil and criminal penalties;

•	injunctions;

•	suspension or withdrawal of regulatory approvals;

•	product seizures, detentions or import bans;

•	voluntary or mandatory product recalls and publicity requirements;

•	total or partial suspension of production;

•	imposition of restrictions on operations, including costly new manufacturing requirements;

•	revisions to the labeling, including limitation on approved uses or the addition of additional warnings, contraindications or other safety information, including boxed warnings;

•	imposition of a REMS, which may include distribution or use restrictions; and

•	requirements to conduct additional post-market clinical trials to assess the safety of the product.

The FDA, EMA and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the U.S. or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

Moreover, the FDA strictly regulates the promotional claims that may be made about drug products. In particular, a product may not be promoted in the U.S. for uses that are not approved by the FDA as reflected in the product’s approved labeling, or in other jurisdictions for uses that differ from the labeling or uses approved by the applicable regulatory authorities. While physicians may prescribe products for off-label uses, the FDA, EMA and other regulatory authorities actively enforce laws and regulations that prohibit the promotion of off-label uses by companies, including promotional communications made by companies’ sales force with respect to off-label uses that are not consistent with the approved labeling, and a company that is found to have improperly promoted off-label uses may be subject to significant civil, criminal and administrative penalties. The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates, if approved, and impair our ability to generate revenue.

The FDA, EMA and other regulatory authorities actively enforce the laws and regulations prohibiting the promotion of off-label uses.

If any of our product candidates are approved and we are found to have improperly promoted off-label uses of those products, we may become subject to significant liability. The FDA, EMA and other regulatory authorities strictly regulate the promotional claims that may be made about prescription products, such as our product candidates, if approved. If we are found to have promoted such off-label uses, we may become subject to significant liability. The U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

If we are required by the FDA, EMA or comparable regulatory authority to obtain clearance or approval of a companion diagnostic test in connection with approval of any of our product candidates or a group of therapeutic products, and we do not obtain or we face delays in obtaining clearance or approval of a diagnostic test, we may not be able to commercialize the product candidate and our ability to generate revenue may be materially impaired.

If we are required by the FDA, EMA or comparable regulatory authority to obtain clearance or approval of a companion diagnostic test in connection with approval of any of our product candidates, such companion diagnostic test would be used during our more advanced phase clinical trials as well as in connection with the commercialization of our product candidates. To be successful in developing and commercializing product candidates in combination with these companion diagnostics, we or our collaborators will need to address a number of scientific, technical, regulatory and logistical challenges. According to FDA guidance, if the FDA determines that a companion diagnostic device is essential to ensuring the safe and effective use of a novel therapeutic product or new indication, the FDA generally will not approve the therapeutic product or new therapeutic product indication if the companion diagnostic is not also approved or cleared. In certain circumstances (for example, when a therapeutic product is intended to treat a serious or life-threatening condition for which no satisfactory available therapy exists or when the labeling of an approved product needs to be revised to address a serious safety issue), however, the FDA may approve a therapeutic product without the prior or contemporaneous marketing authorization of a companion diagnostic. In this case, approval of a companion diagnostic may be a post-marketing requirement or commitment.

Co-development of companion diagnostics and therapeutic products is critical to the advancement of precision medicine. Whether initiated at the outset of development or at a later point, co-development should generally be conducted in a way that will facilitate obtaining contemporaneous marketing authorizations for the therapeutic product and the associated companion diagnostic. If a companion diagnostic is required to identify patients who are most likely to benefit from receiving the product, to be at increased risk for serious adverse events as a result of treatment with a particular therapeutic product, or to monitor response to treatment with a particular therapeutic product for the purpose of adjusting treatment to achieve improved safety or effectiveness, then the FDA has required marketing approval of all companion diagnostic tests essential for the safe and effective use of a therapeutic product for cancer therapies. Various foreign regulatory authorities also regulate in vitro companion diagnostics as medical devices and, under those regulatory frameworks, will likely require the conduct of clinical trials to demonstrate the safety and effectiveness of any future diagnostics we may develop, which we expect will require separate regulatory clearance or approval prior to commercialization in those countries.

The approval of a companion diagnostic as part of the therapeutic product’s labeling limits the use of the therapeutic product to only those patients who express the specific genomic alteration or mutation alteration that the companion diagnostic was developed to detect. If the FDA, EMA or a comparable regulatory authority requires clearance or approval of a companion diagnostic for any of our product candidates, whether before, concurrently with approval, or post-approval of the product candidate, we, and/or future collaborators, may encounter difficulties in developing and obtaining clearance or approval for these companion diagnostics. Any delay or failure by us or third-party collaborators to develop or obtain regulatory clearance or approval of a companion diagnostic could delay or prevent approval or continued marketing of our related product candidates. Further, in April 2020, the FDA issued new guidance on developing and labeling companion diagnostics for a specific group of oncology therapeutic products, including recommendations to support a broader labeling claim rather than individual therapeutic products. We will continue to evaluate the impact of this guidance on our companion diagnostic development and strategy. This guidance and future issuances from the FDA, EMA and other regulatory authorities may impact our development of a companion diagnostic for our product candidates and could result in delays in regulatory clearance or approval or a change in the determination for whether or not a companion diagnostic is still required for our product candidates. We may be required to conduct additional studies to support a broader claim or more narrowed claim for a subset population. Also, to the extent other approved diagnostics are able to broaden their labeling claims to include any of our future approved product candidates covered indications, we may no longer need to continue our companion diagnostic development plans or we may need to alter those companion diagnostic development strategies, which could adversely impact our ability to generate revenue from the sale of our companion diagnostic test.

Additionally, we may rely on third parties for the design, development and manufacture of companion diagnostic tests for our product candidates. If we enter into such collaborative agreements, we will be dependent on the sustained cooperation and effort of our future collaborators in developing and obtaining clearance or approval for these companion diagnostics. It may be necessary to resolve issues such as selectivity/specificity, analytical validation, reproducibility, or clinical validation of companion diagnostics during the development and regulatory clearance or approval processes. Moreover, even if data from preclinical studies and early clinical trials appear to support development of a companion diagnostic for a product candidate, data generated in later clinical trials may fail to support the analytical and clinical validation of the companion diagnostic. We and our future collaborators may encounter difficulties in developing, obtaining regulatory clearance or approval for, manufacturing and commercializing companion diagnostics similar to those we face with respect to our product candidates themselves, including issues with achieving regulatory clearance or approval, production of sufficient quantities at commercial scale and with appropriate quality standards, and in gaining market acceptance. If we are unable to successfully develop companion diagnostics for our product candidates, or experience delays in doing so, the development of our product candidates may be adversely affected, our product candidates may not obtain marketing approval, and we may not realize the full commercial potential of any of our product candidates that obtain marketing approval. As a result, our business, results of operations and financial condition could be materially harmed. In addition, a diagnostic company with whom we contract may decide to discontinue selling or manufacturing the companion diagnostic test that we anticipate using in connection with development and commercialization of product candidates or our relationship with such diagnostic company may otherwise terminate. We may not be able to enter into arrangements with another diagnostic company to obtain supplies of an alternative diagnostic test for use in connection with the development and commercialization of our product candidates or do so on commercially reasonable terms, which could adversely affect and/or delay the co-development or commercialization of our companion diagnostic and therapeutic product candidates.

Where appropriate, we plan to secure approval from the FDA, EMA or comparable foreign regulatory authorities through the use of accelerated registration pathways. If we are unable to obtain such approval, we may be required to conduct additional preclinical studies or clinical trials beyond those that we contemplate, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals. Even if we receive accelerated approval from the FDA, EMA or comparable regulatory authorities, if our confirmatory trials do not verify clinical benefit, or if we do not comply with rigorous post-marketing requirements, the FDA, EMA or such other regulatory authorities may seek to withdraw accelerated approval.

Where possible, we plan to pursue accelerated development strategies in areas of medical need. We may seek an accelerated approval pathway for our one or more of our product candidates from the FDA, EMA or comparable foreign regulatory authorities. Under the accelerated approval provisions in the Federal Food, Drug, and Cosmetic Act, and the FDA’s implementing regulations, the FDA may grant accelerated approval to a product candidate designed to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that the product candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage, but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. If such post-approval studies fail to confirm the drug’s clinical benefit, the FDA may withdraw its approval of the drug.

Prior to seeking accelerated approval, we will seek feedback from the FDA, EMA or comparable foreign regulatory authorities and will otherwise evaluate our ability to seek and receive such accelerated approval. There can be no assurance that after our evaluation of the feedback and other factors we will decide to pursue or submit an NDA for accelerated approval or any other form of expedited development, review or approval. Similarly, there can be no assurance that after subsequent feedback from the FDA, EMA or comparable foreign regulatory authorities, we will continue to pursue or apply for accelerated approval or any other form of expedited development, review or approval, even if we initially decide to do so. Furthermore, if we decide to submit an application for accelerated approval or under another expedited regulatory designation (i.e., Fast Track designation, Breakthrough Therapy designation or orphan drug designation), there can be no assurance that such submission or application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. The FDA, EMA or other comparable foreign regulatory authorities could also require us to conduct further studies prior to considering our application or granting approval of any type. A failure to obtain accelerated approval or any other form of expedited development, review or approval for our product candidate would result in a longer time period to commercialization of such product candidate, could increase the cost of development of such product candidate and could harm our competitive position in the marketplace.

We may seek Fast Track designation from the FDA for one or more of our product candidates. Even if one or more of our product candidates receive Fast Track designation, we may be unable to obtain or maintain the benefits associated with the Fast Track designation.

Fast Track designation is designed to facilitate the development and expedite the review of therapies for serious conditions and fill a medical need. Programs with Fast Track designation may benefit from early and frequent communications with the FDA, potential Priority Review designation and the ability to submit a rolling application for regulatory review. Fast Track designation applies to both the product candidate and the specific indication for which it is being studied. If any of our product candidates receive Fast Track designation but do not continue to meet the criteria for Fast Track designation, or if our clinical trials are delayed, suspended or terminated, or put on clinical hold due to unexpected adverse events or issues with clinical supply, we will not receive the benefits associated with the Fast Track program. Furthermore, Fast Track designation does not change the standards for approval. Fast Track designation alone does not guarantee qualification for the FDA’s Priority Review procedures.

A Breakthrough Therapy designation by the FDA, even if granted for any of our product candidates, may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that our product candidates will receive marketing approval.

We may seek Breakthrough Therapy designation for one or more of our current or future product candidates. A breakthrough therapy is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug or biologic may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA may also be eligible for other expedited approval programs, including accelerated approval.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy designation for a product candidate may not result in a faster development process, review or approval compared to candidate products considered for approval under non-expedited FDA review procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that the product no longer meets the conditions for qualification and may rescind the Breakthrough Therapy designation. Thus, even though we may seek Breakthrough Therapy designation for one or more of our current or future product candidates, there can be no assurance that we will receive or be able to provide data that supports the Breakthrough Therapy designation.

We may not be able to obtain orphan drug designation or obtain or maintain orphan drug exclusivity for our product candidates and, even if we do, that exclusivity may not prevent the FDA, EMA or other comparable foreign regulatory authorities, from approving competing products.

Regulatory authorities in some jurisdictions, including the U.S. and the EU, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product candidate as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the U.S., or a patient population greater than 200,000 in the U.S. where there is no reasonable expectation that the cost of researching and developing the drug will be recovered from sales in the U.S. Our target indications may include diseases with large patient populations or may include orphan indications. However, there can be no assurances that we will be able to obtain orphan designations for our product candidates.

In the U.S., orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. In addition, if a product candidate that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product candidate is entitled to orphan drug exclusivity. Orphan drug exclusivity in the U.S. provides that the FDA may not approve any other applications, including a full NDA, to market the same drug for the same indication for seven years, except in limited circumstances. The applicable exclusivity period is 10 years in Europe. The European exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified.

Even if we obtain orphan drug designation for a product candidate, we may not be able to obtain or maintain orphan drug exclusivity for that product candidate. We may not be the first to obtain marketing approval of any product candidate for which we have obtained orphan drug designation for the orphan-designated indication due to the uncertainties associated with developing pharmaceutical products. In addition, exclusive marketing rights in the U.S. may be limited if we seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective or if we are unable to ensure that we will be able to manufacture sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties may be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve the same drug with the same active moiety for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care or the manufacturer of the product with orphan exclusivity is unable to maintain sufficient product quantity. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the product candidate any advantage in the regulatory review or approval process or entitles the product candidate to Priority Review.

We may face difficulties from changes to current regulations and future legislation. Healthcare legislative measures aimed at reducing healthcare costs may have a material adverse effect on our business and results of operations.

Existing regulatory policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the U.S. or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, and we may not achieve or sustain profitability.

For example, in March 2010, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “ACA”), was passed, which substantially changed the way healthcare is financed by both the government and private insurers, and continues to significantly impact the U.S. pharmaceutical industry. The ACA, which, among other things, subjected biologic products to potential competition by lower-cost biosimilars; addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations; subjected manufacturers to new annual fees and taxes for certain branded prescription drugs; created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70% pursuant to the Bipartisan Budget Act of 2018, effective as of January 1, 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and provided incentives to programs that increase the federal government’s comparative effectiveness research.

Since its enactment, there have been numerous political and legal efforts to expand, repeal, replace or modify the ACA, some of which have been successful, in part, in modifying the law, as well as court challenges to the constitutionality of the law. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an Executive Order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The Executive Order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures of the Biden administrations or other efforts, if any, to challenge repeal or replace the ACA, will impact our business.

In addition, other legislative changes have been proposed and adopted in the U.S. since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, effective April 1, 2013, which, due to subsequent legislative amendments, will stay in effect through 2030 unless additional congressional action is taken. These Medicare sequester reductions are being suspended from May 1, 2020 through December 31, 2021 due to the COVID-19 pandemic. In January 2013, former President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our drugs, if approved, and accordingly, our financial operations.

Further, on May 30, 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act. Moreover, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. However, none of these executive orders make immediate policy changes. For policies contained within the executive orders to have any effect, agencies would need to take additional administrative action. How these executive orders will be implemented and their impact on the industry remain uncertain. Depending on the details of further administrative actions, some of these proposals could have significant impacts for drug manufacturers and providers. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We are unable to predict the future course of federal or state healthcare legislation in the U.S. directed at broadening the availability of healthcare and containing or lowering the cost of healthcare, particularly as a result of the recent presidential election. These and any further changes in the law or regulatory framework that reduce our revenue or increase our costs could also have a material and adverse effect on our business, financial condition and results of operations. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

•	the demand for our product candidates, if we obtain regulatory approval;

•	our ability to set a price that we believe is fair for our products;

•	our ability to obtain coverage and reimbursement approval for a product;

•	our ability to generate revenue and achieve or maintain profitability;

•	the level of taxes that we are required to pay; and

•	the availability of capital.

We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our product candidates. It is also possible that additional governmental action is taken to address the COVID-19 pandemic.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical and biologic products. We cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

We are not currently classified as a covered entity or business associate under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, or the regulations that implement both laws (collectively, “HIPAA”). Thus, we are not directly subject to HIPAA’s requirements or penalties. The healthcare providers, including certain research institutions from which we may obtain patient or subject health information, may be subject to privacy, security, and breach notification requirements under HIPAA. Additionally, any person may be prosecuted under HIPAA’s criminal provisions either directly or under aiding-and-abetting or conspiracy principles. Consequently, depending on the facts and circumstances, we could face substantial criminal penalties if we knowingly receive individually identifiable health information from a HIPAA covered entity, business associate or subcontractor that has not satisfied HIPAA’s requirements for disclosure of individually identifiable health information. In addition, in the future, we may maintain sensitive personally identifiable information, including health and genetic information, that we receive throughout the clinical trial process, in the course of our research collaborations, and directly from individuals (or their healthcare providers) who may enroll in patient assistance programs if we choose to implement such programs. As such, we may be subject to state laws requiring notification of affected individuals and state regulators in the event of a breach of personal information, which is a broader class of information than the health information protected by HIPAA.

Furthermore, certain health privacy laws, data breach notification laws, consumer protection laws and genetic information laws may apply directly to our operations and/or those of our collaborators and may impose restrictions on our collection, use and dissemination of individuals’ health information. Individuals from whom we or our collaborators may obtain health information, as well as the healthcare providers who may share this information with us, may have statutory or contractual rights that limit the ability to use and disclose the information. We may be required to expend significant capital and other resources to ensure ongoing compliance with applicable privacy and data security laws. Claims that we have violated individuals’ privacy rights or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Additionally, the collection and use of personal data, including data concerning health, in the EU is governed by the General Data Protection Regulation (“GDPR”), which extends the geographical scope of EU data protection law to non-EU entities under certain conditions and imposes substantial obligations upon companies and new rights for individuals, as discussed below in “—Data collection is governed by restrictive regulations governing the processing and cross-border transfer of personal data.”

The withdrawal of the United Kingdom (the “UK”) from the EU, commonly referred to as “Brexit,” may adversely impact our ability to obtain regulatory approvals for our product candidates in the European Union, result in restrictions or imposition of taxes and duties for importing our product candidates into the European Union, and may require us to incur additional expenses in order to develop, manufacture and commercialize our product candidates in the European Union.

Inadequate funding for the FDA, the Securities and Exchange Commission (“SEC”) and other U.S. government agencies or the EMA or comparable foreign regulatory authorities could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA, EMA or comparable foreign regulatory authorities to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the FDA and other regulators have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA, EMA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, in recent years, including in 2018 and 2019, the U.S. government shut down several times and certain regulatory agencies, such as the FDA and the SEC, had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, in our operations as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Our relationships with healthcare professionals, clinical investigators, CROs and third-party payors in connection with our current and future business activities may be subject to federal and state healthcare fraud and abuse laws, false claims laws, transparency laws, government price reporting, and health information privacy and security laws, which could expose us to significant losses, including, among other things, criminal sanctions, civil penalties, contractual damages, exclusion from governmental healthcare programs, reputational harm, administrative burdens and diminished profits and future earnings.

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, clinical investigators, CROs, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research, as well as market, sell and distribute our product candidates for which we obtain marketing approval.

The laws that may affect our ability to operate include, but are not limited to:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act (“FCA”). There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection;

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federal civil and criminal false claims laws, including the FCA, which can be enforced through civil “qui tam” or “whistleblower” actions, and civil monetary penalty laws, impose criminal and civil penalties against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other federal health care programs that are false or fraudulent; knowingly making or causing a false statement material to a false or fraudulent claim or an obligation to pay money to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing such an obligation. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. When an entity is determined to have violated the federal civil FCA, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;

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HIPAA, which created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (i.e., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it;

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HIPAA, which imposes requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses and their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information as well as their covered subcontractors, relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization. HIPAA has tiers of civil monetary penalties, which are directly applicable to business associates. HIPAA also authorizes state attorneys general to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorneys’ fees and costs associated with pursuing federal civil actions;

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the federal Physician Payments Sunshine Act, created under the ACA and its implementing regulations, which require manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to HHS information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include payments and transfers of value made and ownership interests held during the previous year to certain non-physician providers such as physician assistants and nurse practitioners; and

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analogous state and foreign laws and regulations, such as state and foreign anti-kickback, false claims, consumer protection and unfair competition laws which may apply to pharmaceutical business practices, including but not limited to, research, distribution, sales and marketing arrangements as well as submitting claims involving healthcare items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to file reports with states regarding pricing and marketing information, such as the tracking and reporting of gifts, compensations and other remuneration and items of value provided to healthcare professionals and entities; state and local laws requiring the registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

We may also be subject to federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

Efforts to ensure that our current and future business arrangements with third parties will comply with applicable healthcare and data privacy laws and regulations will involve on-going substantial costs. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that governmental authorities will conclude that our current or future business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our current or future operations are found to be in violation of any of the federal and state healthcare laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, private “qui tam” actions brought by individual whistleblowers in the name of the government, exclusion, debarment or refusal to allow us to enter into government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, additional reporting requirements and/or oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Processing of personal data is governed by restrictive laws and regulations in the jurisdictions in which we operate.

We are subject to many cyber security, privacy and data protection laws in the U.S. and around the world. In the U.S., we are subject to numerous federal and state laws governing the collection, processing, use, transmission, disclosure, and sale (collectively, “Processing”) of personal data (which may also be referred to as personal information, personally identifiable information, and/or non-public personal information).

For example, the California Consumer Privacy Act (“CCPA”) went into effect on January 1, 2020, and established a new privacy framework for covered businesses such as ours. Further, in November 2020, California voters passed the California Privacy Rights and Enforcement Act of 2020 (“CPRA”), which further expands the CCPA with additional data privacy compliance requirements that may impact our business, and establishes a regulatory authority dedicated to enforcing those requirements. It remains unclear how various provisions of the CCPA and CPRA will be interpreted and enforced. In addition, on March 2, 2021, Virginia enacted the Virginia Consumer Data Protection Act (“CDPA”), a comprehensive privacy statute that shares similarities with the CCPA, CPRA, and legislation proposed in other states. The CPRA and CDPA may require us to incur additional costs and expenses in an effort to comply before the laws become effective on January 1, 2023. Other states also have or are in the process of imposing similar privacy obligations. Recent laws such as the Biometric Information Privacy Act in Illinois have also restricted the use of biometric information. Such laws and regulations require us to continuously review our data processing practices and policies, may cause us to incur substantial costs with respect to compliance.

In addition, outside the U.S., we are subject to foreign rules and regulations. For example, we are subject to enhanced compliance and operational requirements under the GDPR, which expanded the scope of data protection in the EU to foreign companies who process the personal data of EU residents, imposed a strict data protection compliance regime with stringent penalties for noncompliance and included new rights for data subjects such as the “portability” of personal data. In particular, under the GDPR, fines of up to 20 million euros, or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. If we were found to be in breach of the GDPR, the potential penalties we might face could have a material adverse impact on our business, financial condition, results of operations, and cash flows. Compliance with the GDPR requires time and expense and may require us to make changes to our business operations.

While the GDPR applies uniformly across the EU, each EU Member State is permitted to issue nation-specific data protection legislation, which has created inconsistencies on a country-by-country basis. Brexit has created further uncertainty and could result in the application of new data privacy and protection laws and standards to our operations in the UK, our handling of personal data of users located in the UK, and transfers of personal data between the EU and the UK. While the United Kingdom General Data Protection Regulation (the “GDPR”) largely mirrors the GDPR, it has yet to be determined which legal mechanisms will be required to transfer personal data from the EU to the UK under the GDPR. In addition, Brexit and the subsequent implementation of the UK GDPR will expose us to two parallel data protection regimes, each of which potentially authorizes similar significant fines and other potentially divergent enforcement actions for certain violations.

In addition, on July 16, 2020, the European Court of Justice invalidated the EU-US Privacy Shield Framework, a mechanism under which personal data could be transferred from the European Economic Area (“EEA”) to US entities that had self-certified under the Privacy Shield Framework. The Court also called into question the Standard Contractual Clauses (“SCCs”), noting adequate safeguards must be met for SCCs to be valid. European regulatory guidance regarding these issues continues to evolve, and EU regulators across the EU Member States have taken different positions regarding continued data transfers to the U.S. In the future, SCCs and other data transfer mechanisms will face additional challenges.

Similar laws have been proposed in other states and at the federal level and in other foreign jurisdictions, and if passed, such laws may have potentially conflicting requirements that would make compliance challenging. Such changes may also require us to modify our products and features, and may limit our ability to make use of the data that we collect, may require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

Compliance with U.S. and international data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to Process data (including personal data), or in some cases, impact our ability to operate in certain jurisdictions. Any actual or alleged failure to comply with U.S. or international laws and regulations relating to privacy, data protection, and data security could result in governmental investigations, proceedings and enforcement actions (which could include civil or criminal penalties), private litigation or adverse publicity, harm to our reputation, and could negatively affect our operating results and business. Moreover, clinical trial subjects about whom we or our potential collaborators obtain information, as well as the providers who share this information with us, may contractually limit our ability to Process the information or impose other obligations or restrictions in connection with our Processing of information, and we may otherwise face contractual restrictions applicable to our Processing of information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage or may have engaged in misconduct or other improper activities. Misconduct by these parties could include failures to comply with FDA, EMA or comparable foreign regulatory authority regulations, provide accurate information to the FDA, EMA or comparable foreign regulatory authorities, comply with federal and state health care fraud and abuse laws and regulations, accurately report financial information or data or disclose unauthorized activities to us. In particular, research, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a code of conduct and engage contractors that agree to undertake certain measures with respect to their employees, but it is not always possible to identify and deter misconduct by these parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations.

Our business activities may be subject to the U.S. Foreign Corrupt Practices Act (“FCPA”) and similar anti-bribery and anti-corruption laws of other countries in which we operate, as well as U.S. and certain foreign export controls, trade sanctions, and import laws and regulations. Compliance with these legal requirements could limit our ability to compete in foreign markets and subject us to liability if we violate them.

Our business activities may be subject to the FCPA and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate. The FCPA generally prohibits companies and their employees and third-party intermediaries from offering, promising, giving or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, hospitals are owned and operated by the government, and doctors and other hospital employees would be considered foreign officials under the FCPA. Recently, the SEC and DOJ have increased their FCPA enforcement activities with respect to biotechnology and pharmaceutical companies. There is no certainty that all of our employees, agents or contractors, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, disgorgement, and other sanctions and remedial measures, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international activities, our ability to attract and retain employees and our business, prospects, operating results and financial condition.

In addition, our products may be subject to U.S. and foreign export controls, trade sanctions and import laws and regulations. Governmental regulation of the import or export of our products, or our failure to obtain any required import or export authorization for our products, when applicable, could harm our international or domestic sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the export of our products may create delays in the introduction of our products in international markets or, in some cases, prevent the export of our products to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments, and persons targeted by U.S. sanctions. If we fail to comply with export and import regulations and such economic sanctions, penalties could be imposed, including fines and/or denial of certain export privileges. Moreover, any new export or import restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons, or products targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business.

Risks related to employee matters, managing our growth and other risks related to our business

Our success is highly dependent on our ability to attract, hire and retain highly skilled executive officers and employees.

We currently have a small team focused on research and development of small molecule kinase inhibitors. To succeed, we must recruit, hire, retain, manage and motivate qualified clinical, scientific, technical and management personnel, and we face significant competition for experienced personnel. We are highly dependent on the principal members of our management and scientific and medical staff. If we do not succeed in attracting and retaining qualified personnel, particularly at the management level, it could adversely affect our ability to execute our business plan and harm our operating results. In particular, the loss of one or more of our executive officers could be detrimental to us if we cannot recruit suitable replacements in a timely manner. We could in the future have difficulty attracting and retaining experienced personnel and may be required to expend significant financial resources in our employee recruitment and retention efforts.

Many of the other biotechnology companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide higher compensation, more diverse opportunities and better prospects for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what we have to offer. If we are unable to continue to attract and retain high-quality personnel, the rate and success at which we can discover, develop and commercialize our product candidates will be limited and the potential for successfully growing our business will be harmed.

Additionally, we rely on our scientific founder and head scientific advisor, physician-scientist partners and other scientific and clinical advisors and consultants to assist us in formulating our research, development and clinical strategies. Most of these advisors and consultants are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these advisors and consultants typically will not enter into non-compete agreements with us. If a conflict of interest arises between their work for us and their work for another entity, we may lose their services. Furthermore, our advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with ours. In particular, if we are unable to maintain consulting or employment relationships with our scientific founder and head scientific advisor, physician-scientist partners and other scientific and clinical advisors, or if they provide services to our competitors, our development and commercialization efforts will be impaired and our business will be significantly harmed. For example, if we are no longer able to access our network of physician-scientists, our ability to define and characterize patients’ needs for future product candidate development may be negatively affected.

Our reliance on a limited number of employees who provide various administrative, research and development, and other services across our organization presents operational challenges that may adversely affect our business.

As of June 30, 2021, we had 27 full-time employees, upon which we rely for various administrative, research and development, and other support services. The small size of our centralized team may limit our ability to devote adequate personnel, time, and resources to support our operations or research and development activities, and the management of financial, accounting, and reporting matters. If our team fails to provide adequate administrative, research and development, or other services across our organization, our business, financial condition, and results of operations could be harmed.

We will need to grow the size and capabilities of our organization, and we may experience difficulties in managing this growth.

As of June 30, 2021, we had 27 full-time employees, including 22 employees engaged in research and development activities. In order to successfully implement our development and commercialization plans and strategies, and as we transition into operating as a public company, we expect to need significant additional managerial, operational, sales, marketing, financial and other personnel. Future growth will impose significant added responsibilities on members of management, including:

•	identifying, recruiting, integrating, maintaining, retaining and motivating our current and additional employees;

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managing our internal development efforts effectively, including the preclinical, clinical, FDA, EMA and other comparable foreign regulatory authorities’ review process for NVL-520 and NVL-655 and our other programs, while complying with any contractual obligations to contractors and other third parties;

•	managing increasing operational and managerial complexity; and

•	improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to successfully develop and, if approved, commercialize NVL-520, NVL-655 and any future product candidates developed from our ALK IXDN, HER2 and other discovery programs and other product candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services, including key aspects of research, clinical development and manufacturing. There can be no assurance that the services of independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by third-party service providers is compromised for any reason, our preclinical studies and clinical trials may be extended, delayed or terminated, and we may not be able to obtain marketing approval for any of our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing third-party service providers or find other competent outside contractors and consultants on economically reasonable terms, or at all.

If we are not able to effectively expand our organization by hiring new employees and/or engaging additional third-party service providers, we may not be able to successfully implement the tasks necessary to further develop and commercialize NVL-520, NVL-655, or any future product candidate from our programs and any of our other product candidates and, accordingly, may not achieve our research, development and commercialization goals.

Our internal computer systems, or those of any of our CROs, manufacturers, other contractors or consultants or potential future collaborators, may fail or suffer actual or suspected security or data privacy breaches or other unauthorized or improper access to, use of, or destruction of our proprietary or confidential data, employee data, or personal data, which could result in additional costs, loss of revenue, significant liabilities, harm to our brand and material disruption of our operations, and potentially significant delays in our delivery to market.

Despite the implementation of security measures in an effort to protect systems that store our data, given their size and complexity and the increasing amounts of information maintained on our internal information technology systems and external processing and storage systems (i.e., cloud), and those of our third-party CROs, other contractors (including sites performing our planned future clinical trials) and consultants, these systems are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war and telecommunication and electrical failures, as well as security breaches from inadvertent or intentional actions by our employees, contractors, consultants, business partners, and/or other third parties, or from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information), which may compromise our system infrastructure or lead to the loss, destruction, alteration or dissemination of, or damage to, our data. For example, companies have experienced an increase in phishing and social engineering attacks from third parties in connection with the COVID-19 pandemic. Also, due to the COVID-19 pandemic, all of our employees are working remotely. As a result, we may have increased cyber security and data security risks, due to increased use of home wi-fi networks and virtual private networks, as well as increased disbursement of physical machines. While we implement IT controls to reduce the risk of a cyber security or data security breach, there is no guarantee that these measures will be adequate to safeguard all systems.

To the extent that any disruption or security breach were to result in a loss, destruction, unavailability, alteration or dissemination of, or damage to, our data (including confidential information and personal data) or applications, or for it to be believed or reported that any of these occurred, we could incur liability and reputational damage and the development and commercialization of our product candidates could be delayed. There can be no assurance that our data protection efforts and our investment in information technology, or the efforts or investments of CROs, consultants or other third parties, will prevent significant breakdowns or breaches in systems or other cyber incidents that cause loss, destruction, unavailability, alteration or dissemination of, or damage to, our data that could have a material adverse effect upon our reputation, business, operations or financial condition. For example, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs and the development of our product candidates could be delayed. In addition, the loss of clinical trial data for our product candidates could result in delays in our marketing approval efforts and significantly increase our costs to recover or reproduce the data, as well as claims or investigations from regulators or other third parties. Furthermore, significant disruptions of our internal information technology systems or security breaches could result in the loss, misappropriation, and/or unauthorized access, use, or disclosure of, or the prevention of access to, data (including trade secrets or other confidential information, intellectual property, proprietary business information, and personal data), which could result in financial, legal, business, and reputational harm to us. For example, any such event that leads to unauthorized access, use, or disclosure of personal data, including personal data regarding our clinical trial subjects or employees, could harm our reputation directly, compel us to comply with federal and/or state breach notification laws and foreign law equivalents, subject us to financial exposure related to investigation of the incident (including cost of forensic examinations), subject us to mandatory corrective action, and otherwise subject us to liability under laws and regulations that protect the privacy and security of data, which could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on our business.

Notifications, follow-up actions, claims and investigations related to a security incident could impact our reputation and cause us to incur significant costs, including legal expenses and remediation costs. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the lost data. We expect to incur significant costs in an effort to detect and prevent security incidents, and we may face increased costs and requirements to expend substantial resources in the event of an actual or perceived security breach. We also rely on third parties to manufacture our product candidates, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security incident were to result in a loss, destruction or alteration of, or damage to, our data (including personal data), or inappropriate disclosure of confidential or proprietary information, we could be exposed to litigation and governmental investigations, the further development and commercialization of our product candidates could be delayed, and we could be subject to significant fines or penalties for any noncompliance with certain state, federal and/or privacy and security laws from countries outside of the U.S.

Our insurance policies may not be adequate to compensate us for the potential losses arising from any such disruption in or, failure or security breach of our systems or third-party systems where information important to our business operations or commercial development is stored. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and could have high deductibles in any event, and defending a suit, regardless of its merit, could be costly and divert management attention.

Many of our research and preclinical activities are conducted by third parties outside of the U.S., including in China and India. A significant disruption in the operations of those third parties, a trade war or political unrest could materially adversely affect our business, financial condition and results of operations.

We contract many of our research and preclinical activities to third parties outside the U.S., including in China and India. Any disruption in the operations of such third parties or in their ability to meet our needs, whether as a result of a natural disaster or other causes, could impair our ability to operate our business on a day-to-day basis and to continue development of our programs. Furthermore, since many of these third parties are located outside the U.S., we are exposed to the possibility of disruption and increased costs in the event of changes in the policies of the U.S. or foreign governments, political unrest or unstable economic conditions in any of the countries where we conduct such activities. For example, a trade war could lead to tariffs on the chemical intermediates used in our product candidates. Any of these matters could materially and adversely affect our development timelines, business and financial condition.

Our operations are vulnerable to interruption by flood, fire, earthquakes, power loss, telecommunications failure, terrorist activity, pandemics and other events beyond our control, which could harm our business.

Our corporate headquarters are located in Cambridge, Massachusetts. We have not undertaken a systematic analysis of the potential consequences to our business and financial results from a major flood, fire, earthquake, power loss, telecommunications failure, terrorist activity, pandemics or other disasters and do not have a recovery plan for such disasters. In addition, we do not carry sufficient insurance to compensate us for actual losses from interruption of our business that may occur, and any losses or damages incurred by us could harm our business. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

If we are unable to establish sales or marketing capabilities or enter into agreements with third parties to sell or market our product candidates, we may not be able to successfully sell or market our product candidates that obtain regulatory approval.

We currently do not have and have never had a marketing or sales team. In order to commercialize any product candidates, if approved, we must build marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services for each of the territories in which we may have approval to sell or market our product candidates. We may not be successful in accomplishing these required tasks.

Establishing an internal sales or marketing team with technical expertise and supporting distribution capabilities to commercialize our product candidates will be expensive and time-consuming and will require significant attention of our executive officers to manage. Any failure or delay in the development of our internal sales, marketing and distribution capabilities could adversely impact the commercialization of any of our product candidates that we obtain approval to market if we do not have arrangements in place with third parties to provide such services on our behalf. Alternatively, if we choose to collaborate, either globally or on a territory-by-territory basis, with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems, we will be required to negotiate and enter into arrangements with such third parties relating to the proposed collaboration and such arrangements may prove to be less profitable than commercializing the product on our own. If we are unable to enter into such arrangements when needed, on acceptable terms or at all, we may not be able to successfully commercialize any of our product candidates that receive regulatory approval, or any such commercialization may experience delays or limitations. If we are unable to successfully commercialize our approved product candidates, either on our own or through collaborations with one or more third parties, our future product revenue will suffer, and we may incur significant additional losses.

A variety of risks associated with marketing our product candidates internationally could materially adversely affect our business.

We may seek regulatory approval of our product candidates outside of the U.S. and, accordingly, we expect that we will be subject to additional risks related to operating in foreign countries if we obtain the necessary approvals, including:

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differing regulatory requirements and reimbursement regimes in foreign countries, such as the lack of pathways for accelerated drug approval, may result in foreign regulatory approvals taking longer and being more costly than obtaining approval in the U.S.;

•	foreign regulatory authorities may disagree with the design, implementation or results of our clinical trials or our interpretation of data from preclinical studies or clinical trials;

•	approval policies or regulations of foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval;

•	impact of the COVID-19 pandemic on our ability to produce our product candidates and conduct clinical trials in foreign countries;

•	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with legal requirements applicable to privacy, data protection, information security and other matters;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	difficulties staffing and managing foreign operations;

•	complexities associated with managing multiple payor reimbursement regimes and government payors in foreign countries;

•	workforce uncertainty in countries where labor unrest is more common than in the U.S.;

•	potential liability under the FCPA or comparable foreign regulations;

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challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the U.S.;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism, trade policies, treaties and tariffs.

These and other risks associated with international operations may materially adversely affect our ability to attain or maintain profitable operations.

Changes in tax law could adversely affect our business and financial condition.

The rules dealing with U.S. federal, state, and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service, the U.S. Treasury Department and other applicable tax authorities. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future. Future changes in tax laws could have a material adverse effect on our business, cash flow, financial condition or results of operations. We urge investors to consult with their legal and tax advisers regarding the implications of potential changes in tax laws on an investment in our common stock.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes to offset future taxable income may be limited.

Our federal net operating loss (“NOL”) carryforwards may be unavailable to offset future taxable income because of restrictions under U.S. tax law. Under tax legislation commonly referred to as the Tax Cuts and Jobs Act (“Tax Act”) as amended by the Coronavirus Aid, Relief, and Economic Security Act, our federal NOLs may be carried forward indefinitely, but for taxable years beginning after December 31, 2020, the deductibility of federal NOL carryforwards generated in tax years beginning after December 31, 2017 is limited to 80% of our current year taxable income. It is uncertain if and to what extent various states will conform to the Tax Act. As of December 31, 2020, we had available federal NOL carryforwards of approximately $30.4 million and available state NOL carryforwards of approximately $30.3 million, which begin to expire in 2033.

In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change” (generally defined as a cumulative change in the corporation’s ownership by “5-percent shareholders” that exceeds 50 percentage points (by value) over a rolling three-year period), the corporation’s ability to use its pre-change NOL carryforwards and certain other pre-change tax attributes to offset its post-change taxable income may be limited. Similar rules may apply under state tax laws. We may have experienced such ownership changes in the past, and we may experience ownership changes in the future as a result of this offering or subsequent shifts in our stock ownership, some of which are outside our control. We have not conducted any studies to determine annual limitations, if any, that could result from such changes in the ownership. There is also a risk that due to regulatory changes, such as suspensions on the use of NOL carryforwards, or other unforeseen reasons, our existing NOL carryforwards could expire or otherwise be unavailable to offset future income tax liabilities. Because our ability to utilize our NOL carryforwards and certain other tax attributes could be limited as described above, we may not be able to utilize a material portion of our NOL carryforwards and certain other tax attributes, which could have a material adverse effect on our cash flows and results of operations.

Risks related to our intellectual property

Derivation proceedings may be necessary to determine priority of inventions, and an unfavorable outcome may require us to cease using the related technology or to attempt to license rights from the prevailing party.

Derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to one or more of our patents or patent applications or those of our future licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be adversely affected if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of derivation proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with such proceedings could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our development programs, license necessary technology from third parties or enter into development or manufacturing partnerships that would help us bring our product candidates to market.

If we are unable to obtain, maintain and enforce patent protection for our technology and product candidates, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully develop and commercialize our technology and product candidates may be adversely affected.

Our success depends in large part on our ability to obtain and maintain protection of the intellectual property rights we own (either solely and jointly with others), or may in the future license from third parties (in particular, worldwide patents relating to any proprietary technology and product candidates we develop). To date, we have not yet obtained or exclusively in-licensed any issued patents, and all of the patent applications that we own are at a very early stage of prosecution. Accordingly, unless and until any of our patent applications issue or we otherwise acquire rights in any issued patents, we must rely on trade secret protection and other intellectual property rights to prevent use of our inventions by others and protect our proprietary rights We also seek to protect our proprietary position by filing patent applications in the U.S. and select other countries related to our technologies and product candidates that are important to our business and by in-licensing intellectual property related to such technologies and product candidates. However, we cannot guarantee that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications we may file in the future, nor can we be sure that any patents that may be granted to us in the future will be commercially useful in protecting our products, or the methods of use or manufacture of those products. If we are unable to obtain and maintain meaningful patent protection in jurisdictions important to our business for our product candidates, their respective components, formulations, combination therapies, methods used to manufacture them and methods of treatment, or other proprietary technologies our business, financial condition, results of operations and prospects could be adversely affected.

The patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain or defend all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances involving technology that we may license from third parties, we may not have the sole right to control the preparation, filing and prosecution of patent applications or to maintain, enforce and defend the in-licensed patents. Therefore, any in-licensed patents and applications may not be prepared, filed, prosecuted, maintained, defended and enforced in a manner consistent with the best interests of our business.

The patent rights of pharmaceutical and biotechnology companies, like ours, generally are highly uncertain, involve complex legal and factual questions and have been the subject of much litigation in recent years. No consistent policy regarding the breadth of claims allowed in biotechnology and pharmaceutical patents, particularly those related to oncology, has emerged in the U.S. The relevant patent laws and their interpretation outside of the U.S. are also uncertain. Various courts, including the U.S. Supreme Court, have rendered decisions that affect the scope of patent eligibility of certain inventions or discoveries relating to biotechnology. These decisions conclude, among other things, that abstract ideas, natural phenomena and laws of nature are not themselves patent eligible subject matter. Precisely what constitutes a law of nature or abstract idea is uncertain, and certain aspects of our technology could be considered ineligible for patenting under applicable law. In addition, the scope of patent protection outside the U.S. is uncertain, and laws of foreign countries may not protect our rights to the same extent as the laws of the U.S. or vice versa. For example, European patent law precludes the patentability of methods of treatment of the human body. We cannot predict whether the patent applications we are currently pursuing will issue as patents that protect our technology and product candidates, in whole or in part, in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors. Changes in either the patent laws or interpretation of the patent laws in the U.S. or other countries may diminish the value of our patents and our ability to obtain, protect, maintain, defend and enforce our patent rights, narrow the scope of our patent protection and, more generally, affect the value or narrow the scope of our patent rights.

Further, third parties may have intellectual property rights relating to our product candidates of which we are unaware. For example, third parties may have blocking patents that could be used to prevent us from commercializing our product candidates and practicing our proprietary technology. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the U.S. and other jurisdictions are typically not published until 18 months after filing, or in some cases are not published at all. Therefore, neither we nor our future licensors can know with certainty whether either we or our future licensors were the first to make the inventions claimed in the patent applications we own or any patents or patent applications we may own or in-license in the future, or that either we or any of our future licensors were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our owned and future in-licensed patent rights are uncertain. For example, currently unpublished patent applications may later publish and limit our ability to obtain valid and enforceable patents.

Moreover, any issued patents we do obtain or in-license may be challenged, invalidated, or circumvented. We or our future licensors may be subject to a third-party pre-issuance submission of prior art to the U.S. Patent and Trademark Office (the “USPTO”), or to a foreign patent office, or become involved in opposition, derivation, revocation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or product candidates and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize drugs without infringing third-party patent rights. If the breadth or strength of protection provided by any patents we obtain and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates. Moreover, our competitors may independently develop similar technologies that are outside the scope of the rights granted under any issued patents we may obtain. For these reasons and others, we may face competition with respect to our product candidates.

Additionally, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if our owned and any future in-licensed patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us, or otherwise provide us with any competitive advantage. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and any patents we do obtain may be challenged in the courts or patent offices in the U.S. and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and product candidates. Such challenges also may result in substantial cost and require significant time from our management and employees, even if the eventual outcome is favorable to us. Furthermore, our competitors may be able to circumvent any patents we obtain or in-license in the future by developing similar or alternative technologies or products in a non-infringing manner. For these reasons, even if we are successful in obtaining patents or in-licensing patents in the future, our patent portfolio may not provide us with sufficient rights to exclude others from using or commercializing technology and products similar or identical to any of our technology and product candidates for any period of time.

Patent terms may not protect our competitive position for an adequate amount of time.

Issued patents can provide protection for varying periods of time, depending, for example, upon the type of patent, the date of filing of the patent application, the date of patent issuance and the legal term of patents in the countries in which they are obtained. However, patents have a limited lifespan. In the U.S., if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. The term of a patent outside of the U.S. varies in accordance with the laws of the foreign jurisdiction. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired we may be open to competition from competitive products, including generics. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are approved for use or commercialized.

If we do not obtain patent term extension in the U.S. under the Hatch-Waxman Act and in foreign countries under similar legislation, which if granted could extend the term of our marketing exclusivity for any product candidates we may develop, our business may be materially and adversely affected.

In the U.S., the term of a patent that covers an FDA-approved drug may be eligible for limited patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration date of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. In addition, the patent term of only one patent applicable to an approved drug may be extended, and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. Similar provisions are available in Europe and certain other non-U.S. jurisdictions to extend the term of a patent that covers an approved drug. While, in the future, if and when our product candidates receive FDA approval, we expect to apply for patent term extensions on any patents that issue covering those product candidates, there is no guarantee that the applicable authorities will agree with our assessment of whether such extensions should be granted and, even if granted, the length of such extensions. We may not be granted patent term extension either in the U.S. or in any foreign country, even where we obtain a patent that is eligible for patent term extension, if, for example, an applicable government authority determines that we fail to exercise due diligence during the testing phase or regulatory review process, fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the term of extension, as well as the scope of patent protection during any such extension, afforded by the governmental authority could be less than we request. If we obtain such an extension, it may be for a shorter period than we had sought. If we are unable to obtain any patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following the expiration of our patent rights, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

Furthermore, for any patents we may in-license in the future, we may not have the right to control prosecution, including filing with the USPTO, of a petition for patent term extension under the Hatch-Waxman Act. Thus, if a patent we in-license in the future is eligible for patent term extension under the Hatch-Waxman Act, we may not be able to control whether a petition to obtain a patent term extension is filed or whether the requested extension is obtained from the USPTO.

Also, there are detailed rules and requirements regarding the patents that may be submitted to the FDA for listing in the Approved Drug Products with Therapeutic Equivalence Evaluations, or the Orange Book. We may be unable to obtain or in-license patents covering our product candidates that contain one or more claims that satisfy the requirements for listing in the Orange Book. Even if we or our future licensors submit a patent for listing in the Orange Book, the FDA may decline to list the patent, or a manufacturer of generic drugs may challenge the listing. If one of our product candidates is approved and a patent covering that product candidate is not listed in the Orange Book, a manufacturer of generic drugs would not have to provide advance notice to us of any abbreviated new drug application filed with the FDA to obtain permission to sell a generic version of such product candidate.

Changes to patent laws in the U.S. and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

Changes in either the patent laws or interpretation of patent laws in the U.S. or other jurisdictions could increase the uncertainties and costs surrounding the prosecution of our owned and any future in-licensed patent applications and the maintenance, enforcement or defense of any issued patents we may obtain or in-license.

In addition, the patent positions of companies in the development and commercialization of pharmaceuticals are particularly uncertain. For example, the USPTO regularly revises its policies and procedures for patent examination. Future political changes may impose new difficulties in obtaining patent protection. This combination of events has increased uncertainty with respect to the validity and enforceability of patents once obtained. Similarly, foreign courts and patent offices have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by U.S. and foreign legislative bodies. Those changes may materially affect our patents or patent applications and our ability to obtain patent protection in the future.

We may become involved in lawsuits to protect or enforce our patent or other intellectual property rights, which could be expensive, time-consuming and unsuccessful.

Competitors and other third parties may infringe, misappropriate or otherwise violate patents or other intellectual property that we own or license. As a result, we or our future licensors may need to file infringement, misappropriation or other intellectual property claims, which can be expensive and time-consuming. Any claims we assert against others could provoke them to assert counterclaims against us alleging that we infringe, misappropriate or otherwise violate their intellectual property rights. Our ability to stop third parties from making, using, selling, offering to sell, or importing products that infringe our intellectual property will depend in part on in the extent to which we obtain and enforce patent claims that cover our technology, inventions, and improvements.

Furthermore, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. In a patent infringement proceeding, the perceived infringers could counterclaim that the patents we or our licensors have asserted are invalid or unenforceable. In patent litigation in the U.S., defendant counterclaims alleging invalidity or unenforceability are common. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion include an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may institute such claims before administrative bodies in the U.S. or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions, such as opposition proceedings in the European Patent Office. The outcomes of allegations of invalidity or unenforceability are unpredictable. With respect to validity, for example, even if we are successful in obtaining patents or in-licensing patents, we cannot be certain that there is no invalidating prior art of which the patent examiner and we or our future licensing partners were unaware during prosecution.

An adverse result in any such proceeding could put one or more of the patents that we may own or in-license in the future at risk of being invalidated or interpreted narrowly, and could put any of our present or future owned or in-licensed patent applications at risk of not yielding an issued patent. A court may also refuse to stop the third party from using the technology at issue in a proceeding, for example, on the basis that our owned or in-licensed patents do not cover that technology. Furthermore, if the breadth or strength of protection provided by our patent applications and any future patents is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future products, diagnostic tests or services.

In addition, interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patent applications or any future patents. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be adversely affected if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology. Our defense of litigation or interference or derivation proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our discovery programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our product candidates to market.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information or trade secrets could be compromised by disclosure during litigation. Any of the foregoing could allow third parties to develop and commercialize competing technologies and products and have a material adverse impact on our business, financial condition, results of operations and prospects.

Third parties may allege that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on our business.

Our commercial success depends upon our ability and the ability of our collaborators to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties. There is considerable patent and other intellectual property litigation in the pharmaceutical and biotechnology industries. We may become party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our technology and product candidates, including interference proceedings, post grant review, inter partes review and derivation proceedings before the USPTO and similar proceedings in foreign jurisdictions. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, including our competitors, exist in the fields in which we are pursuing product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our technologies or product candidates may be subject to claims that they infringe the patent rights of third parties. Our competitors and others may have significantly larger and more mature patent portfolios than we have. In addition, future litigation may be initiated by patent holding companies or other third parties who have no relevant product or service revenue and against whom our future patents, if any, may provide little or no deterrence or protection. Competitors may also assert that our product candidates infringe their intellectual property rights as part of a business strategy to impede our successful entry into those markets.

The legal threshold for initiating litigation or contested proceedings is low, so that even lawsuits or proceedings with a low probability of success might be initiated and require significant resources and management attention to defend. The risks of being involved in such litigation and proceedings may increase if and as our product candidates near commercialization and as we gain greater visibility as a public company. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of merit. Because patent applications can take many years to issue, pending patent applications may result in issued patents that our product candidates infringe. For example, there may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the discovery, use or manufacture of our product candidates or technologies. We may not be aware of all such intellectual property rights potentially relating to our technology and product candidates, or we may incorrectly conclude that third-party intellectual property is invalid or that our activities and product candidates do not infringe the intellectual property rights of third parties. Thus, we do not know with certainty that our technology and product candidates, or our development and commercialization thereof, do not and will not infringe, misappropriate or otherwise violate any third party’s intellectual property rights. Parties making claims against us may also obtain injunctive or other equitable relief. For example, if any third-party patents were held to cover the manufacturing process of our product candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize such product candidates. In the event of a successful claim of infringement against us, we may also have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, indemnify customers, collaborators or other third parties, seek new regulatory approvals, and redesign our infringing products, which may not be possible or practical. If we are found to infringe, misappropriate or otherwise violate a third party’s intellectual property rights, we may be required to obtain a license from such third party to continue developing, manufacturing and marketing our technology and product candidates. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and could require us to make substantial licensing and royalty payments. Claims that we have misappropriated the confidential information, trade secrets or other intellectual property rights of third parties could have a similar material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to obtain licenses from third parties on commercially reasonable terms, our business could be adversely affected.

It may be necessary for us to use the patented or proprietary technology of third parties to commercialize our products, in which case we would be required to obtain a license from the third parties. The in-licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to in-license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. Furthermore, companies that perceive us to be a competitor may be unwilling to sell, assign or license rights to us. In addition, we expect that competition for the in-licensing or acquisition of third-party intellectual property rights for product candidates that are attractive to us may increase in the future, which may mean fewer suitable opportunities for us as well as higher acquisition or licensing costs. If we are unable to license such technology, or if we are forced to license such technology on unfavorable terms, such as substantial licensing or royalty payments, our business could be materially and adversely affected. If we are unable to obtain a necessary license, the third parties owning such intellectual property rights could seek an injunction prohibiting our sales or we may be unable to otherwise develop or commercialize the affected product candidates, which could materially harm our business. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us.

If we are unable to obtain rights to required third-party intellectual property rights, we may be required to expend significant time and resources to redesign our technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected technology and product candidates, which could harm our business, financial condition, results of operations, and prospects significantly.

If we fail to comply with our obligations in any future intellectual property licenses with third parties that we may enter into, or otherwise experience disruptions to our business relationships with our future licensors, we could lose intellectual property rights that are important to our business.

We may in the future enter into licensing and funding arrangements with third parties that may impose, among other things, diligence, development, and commercialization timelines, milestone payment, royalty, insurance and other obligations on us. If we fail to comply with those obligations, our counterparties may have the right to terminate these agreements, in which event we might not be able to develop, manufacture or market, or may be forced to cease developing, manufacturing or marketing, any product that is covered by these agreements or may face other penalties under such agreements, or our counterparties may require us to grant them certain rights. Such an occurrence could materially adversely affect the value of any product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements, or restrictions on our ability to freely assign or sublicense our rights under such agreements when it is in the interest of our business to do so, may result in our having to negotiate new or reinstated agreements with less favorable terms, cause us to lose our rights under these agreements, including our rights to important intellectual property or technology, which would have a material adverse effect on our business, financial condition, results of operations, and prospects, or impede, delay or prohibit the further development or commercialization of, one or more product candidates that rely on such agreements.

For example, disputes may arise regarding intellectual property that is or becomes subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other matters of contract interpretation;

•	whether and the extent to which our technology and processes infringe the intellectual property rights of the licensor that are not subject to the licensing agreement;

•	whether our licensor or its licensor had the right to grant the license agreement;

•	whether third parties are entitled to compensation or equitable relief, such as an injunction, for our use of the intellectual property rights without their authorization;

•	our involvement in the prosecution of licensed patents and our licensors’ overall patent enforcement strategy;

•	the amounts of royalties, milestones or other payments due under the license agreement;

•	the sublicensing of patent and other rights under collaborative development relationships;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	the priority of invention of patented technology.

If we do not prevail in such disputes, we may lose any or all of our rights under such license agreements.

In addition, intellectual property license agreements are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we may license prevent or impair our ability to maintain our licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected technology and product candidates, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our future licensors may rely on third-party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patents and patent applications we may in-license. If other third parties have ownership rights to patents and/or patent applications we may in-license, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our in-licensed patents in order to enforce such patents against third parties, and we may not receive such cooperation. This could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

Despite our efforts, our future licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize product candidates and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying intellectual property fails to provide the intended exclusivity, competitors could seek regulatory approval for and market products and technologies identical to ours. This could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

We may not be able to protect our intellectual property and proprietary rights throughout the world.

Third parties may attempt to develop and commercialize competitive products in foreign countries where we do not have any patent protection and/or where legal recourse may be limited. This may have a significant commercial impact on our foreign business operations.

Filing, prosecuting, and defending patents on product candidates in all countries throughout the world would be prohibitively expensive. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the U.S., and even where such protection is nominally available, adequate judicial and governmental enforcement of such intellectual property rights may be lacking. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the U.S., or from selling our inventions in such countries or importing products made using our inventions into the U.S. or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we do obtain patent protection or future licenses but enforcement is not as strong as that in the U.S. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to pharmaceutical and biotechnology products, which could make it difficult for us to stop the infringement of any patents we do obtain or in-license or marketing of competing products in violation of our intellectual property and proprietary rights generally. In addition, certain jurisdictions do not protect, to the same extent as the U.S. or at all, inventions that constitute new methods of treatment.

Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put any patents we obtain at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

We work with third-party contractors located in China to develop certain of our intellectual property. On December 1, 2020, the Chinese government implemented a new Export Control Law which regulates the export of certain technologies outside of China. As currently implemented, we do not believe the Export Control Law applies to our product candidates, and we do not expect it to impact our business; however the Export Control Law could be amended in the future in a way that could adversely affect our business.

Many countries, including India, China and certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patents. If we do obtain or in-license patents and we or any of our licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired and our business, financial condition, results of operations, and prospects may be adversely affected.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We or our future licensors may be subject to claims that current or former employees, collaborators, contract research organizations, universities or other third parties have an interest in our owned or future in-licensed patents and patent applications, trade secrets or other intellectual property as an inventor, co-inventor, owner or co-owner. For example, we or our future licensors may have inventorship or ownership disputes arise from conflicting obligations of employees, consultants, contract research organizations or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership of any future owned or in-licensed patents, trade secrets or other intellectual property. If we or our licensors fail in defending any such claims, we may be required to pay monetary damages and we may also lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our product candidates. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Additionally, if residents of other countries can claim inventorship of our patents and patent applications, we may be required to fulfill additional obligations. For example, some countries, including China, require a patent owner to provide remuneration to inventors who assign rights to inventions developed during course of their employment. Litigation may be necessary to defend against claims based on foreign inventors. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Intellectual property discovered through government funded programs may be subject to federal regulations such as “march-in” rights, certain reporting requirements and a preference for U.S.-based companies. Compliance with such regulations may limit our exclusive rights and limit our ability to contract with non-U.S. manufacturers.

We may in the future develop, acquire, or license intellectual property rights that have been generated through the use of U.S. government funding or grants. Pursuant to the Bayh-Dole Act of 1980, the U.S. government has certain rights in inventions developed with government funding. These U.S. government rights include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right, under certain limited circumstances, to require us to grant exclusive, partially exclusive, or non-exclusive licenses to any of these inventions to a third party if it determines that: (1) adequate steps have not been taken to commercialize the invention; (2) government action is necessary to meet public health or safety needs; or (3) government action is necessary to meet requirements for public use under federal regulations (also referred to as “march-in rights”). If the U.S. government exercises its march-in rights in any future intellectual property rights that are generated through the use of U.S. government funding or grants, we could be forced to license or sublicense intellectual property developed by us or that we may license on terms unfavorable to us, and there can be no assurance that we would receive compensation from the U.S. government for the exercise of such rights. The U.S. government also has the right to take title to these inventions if the grant recipient fails to disclose the invention to the government or fails to file an application to register the intellectual property within specified time limits. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require us to expend substantial resources. In addition, the U.S. government requires that any products embodying any of these inventions or produced through the use of any of these inventions be manufactured substantially in the U.S. This preference for U.S. industry may be waived by the federal agency that provided the funding if the owner or assignee of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the U.S. or that under the circumstances domestic manufacture is not commercially feasible. This preference for U.S. industry may limit our ability to contract with non-U.S. product manufacturers for products covered by such intellectual property. Any exercise by the government of any of the foregoing rights could harm our competitive position, business, financial condition, results of operations and prospects.

We may be subject to claims by third parties asserting that our employees, consultants or contractors have wrongfully used or disclosed confidential information of such third parties, or that they have wrongfully used or disclosed alleged trade secrets of their current or former employers, or that we have misappropriated their intellectual property, or that they own what we regard as our own intellectual property.

Many of our employees, physician-scientist partners, consultants and contractors are or were previously employed at or engaged by universities or other pharmaceutical or biotechnology companies, including our competitors or potential competitors. Many of them executed proprietary rights, non-disclosure and/or non-competition agreements in connection with such previous employment or engagement. Although we try to ensure that the individuals who work for us do not use the intellectual property rights, proprietary information, know-how or trade secrets of others in their work for us, we may be subject to claims that we or they have, inadvertently or otherwise, used, infringed, misappropriated or otherwise violated the intellectual property rights, or disclosed the alleged trade secrets or other proprietary information, of these former employers, competitors or other third parties. We may also be subject to claims that we have improperly used or obtained such trade secrets. Litigation may be necessary to defend against these claims. Any litigation or the threat of litigation may adversely affect our ability to hire employees or engage consultants and contractors. A loss of key personnel or their work product could hamper or prevent us from developing and commercializing products and product candidates, which could harm our business.

In addition, while it is our policy to require our employees, physician-scientist partners, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in obtaining such an agreement from each party who in fact develops intellectual property that we regard as our own. Our intellectual property assignment agreements with them may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property. Additionally, assignment agreements and related agreements may be interpreted under the laws of a foreign country, which may be unpredictable. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If we fail in prosecuting or defending any such claims, we may be required to pay monetary damages, and we may also lose valuable intellectual property rights or personnel, which could have a material adverse effect on our competitive position and prospects. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products, which license may not be available on commercially reasonable terms, or at all, or such license may be non-exclusive. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our management and employees.

If we are unable to protect the confidentiality of our trade secrets and other proprietary information, our business and competitive position would be adversely affected.

In addition to seeking patents for some of our technology and product candidates, we also rely on trade secrets and confidentiality agreements to protect our unpatented know-how, technology and other proprietary information to maintain our competitive position. We seek to protect our trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, consultants, corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, advisors and other third parties. We cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, our unpublished patent applications or other confidential research, and we may not be able to obtain adequate remedies for such breaches. Detecting the disclosure or misappropriation of a trade secret and enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the U.S. are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them, or those to whom they communicate such trade secrets, from using that technology or information to compete with us.

Furthermore, we expect that, over time, our trade secrets, know-how and proprietary information may be disseminated within the industry through independent development, the publication of journal articles and the movement of personnel to and from academic and industry scientific positions. Consequently, without costly efforts to protect our proprietary technology, we may be unable to prevent others from exploiting that technology, which could affect our ability to expand in domestic and international markets. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely affected.

We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. These security measures may be breached or otherwise accessed in an unauthorized manner, and we may not have adequate remedies for any breach.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be adversely affected. Our trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be infringing on other marks. As a means to enforce our trademark rights and prevent infringement, we may be required to file trademark claims against third parties or initiate trademark opposition or cancellation proceedings. This can be time-consuming and expensive, particularly for a company of our size. In addition, in an infringement proceeding, a court may decide that a trademark of ours is not valid or is unenforceable, or may determine another trademark is not infringing our trademarks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these trademarks or trade names, which we need to build name recognition among potential collaborators or customers in our markets of interest. At times, competitors may adopt trademarks or trade names similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trademark or trade name infringement claims brought by owners of other registered trademarks or trade names that incorporate variations of our trademarks or trade names. Over the long term, if we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks and trade names may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.

Our current trademark applications and additional trademark applications we may file in the future may not proceed to registration and/or may be opposed by third parties. Even if such applications proceed to registration, third parties may challenge our use of such trademarks or seek to invalidate our registration in the future. Other companies in our industry may be using trademarks that are similar to ours and may in the future allege that the use of our trademarks in connection with our products infringes or otherwise violates their trademark rights. Trademark-granting authorities may decide to investigate our trademarks on their own initiative if they believe that there may be potential issues to be resolved. In addition, failure to maintain our trademark registrations, or to obtain new trademark registrations in the future, could limit our ability to protect and enforce our trademarks and impede our marketing efforts in the countries in which we operate. Over the long term, if we are unable to establish brand recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

Risks related to our dependence on third parties

We rely on third parties to conduct our preclinical studies, and plan to rely on third parties to conduct clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research and studies.

We utilize and depend upon independent investigators and collaborators, such as medical institutions, CROs, contract manufacturing organizations (“CMOs”), and strategic partners (collectively, “partners”) to conduct and support our preclinical studies under agreements with us and plan to continue to do so for our future clinical trials. These third parties have had and will continue to have a significant role in the conduct of our preclinical studies and planned clinical trials and the subsequent collection and analysis of data. For example, our partners contribute highly enabling technologies and services that include: (i) numerous physician-scientists at leading CROs, (ii) support for our translational research efforts, (iii) crystallography to enable structure-based drug discovery, (iv) biochemical and cell-based assays to guide lead generation and optimization, and (v) patient-derived, cell and xenograft models to translate our findings to the clinical setting.

These third parties are not our employees, and except for remedies available to us under our agreements with such third parties, we have limited ability to control the amount or timing of resources that any such third party will devote to our preclinical studies or our planned clinical trials. The third parties we rely on for these services may also have relationships with other entities, some of which may be our competitors, for whom they may also be conducting clinical trials or other drug development activities, which could affect their performance on our behalf. Some of these third parties may terminate their engagements with us at any time. We also expect to have to negotiate budgets and contracts with CROs, clinical trial sites and CMOs and we may not be able to do so on favorable terms, which may result in delays to our development timelines and increased costs. If we need to enter into alternative arrangements with, or replace or add any third parties, it would involve substantial cost and require extensive management time and focus, or involve a transition period, and may delay our drug development activities, as well as materially impact our ability to meet our desired clinical development timelines.

Our heavy reliance on these third parties for such drug development activities will reduce our control over these activities. As a result, we will have less direct control over the conduct, timing and completion of preclinical studies and clinical trials and the management of data developed through preclinical studies and clinical trials than would be the case if we were relying entirely upon our own staff. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on third parties does not relieve us of our regulatory responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with GCP standards, regulations for conducting, recording and reporting the results of clinical trials to assure that data and reported results are reliable and accurate and that the rights, integrity and confidentiality of trial participants are protected. The EMA also requires us to comply with similar standards. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. There can be no assurance that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials substantially comply with GCP regulations. In addition, our clinical trials must be conducted with product produced under current cGMP regulations and will require a large number of test patients. Our failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients, may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, or if these third parties need to be replaced, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenue could be delayed.

We contract with third parties for the manufacture of our product candidates for preclinical studies and expect to continue to do so for additional preclinical studies, clinical trials and ultimately for commercialization. This reliance on third parties increases the risk that we will not have sufficient quality and quantities of our product candidates or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not currently have the infrastructure or internal capability to manufacture supplies of our product candidates for use in development and commercialization. We rely, and expect to continue to rely, on third-party manufacturers for the production of our product candidates for preclinical studies and clinical trials under the guidance of members of our organization. We do not have long-term supply agreements, and we enter into contracts for the production of our product candidates on an as-needed basis, which means that aside from any binding purchase orders we have from time to time, we are subject to the supplier’s plant availability, ability to manufacture on our behalf, and/or a change the terms on which it is willing to continue supplying to us at any time. If we were to experience an unexpected loss of supply of any of our product candidates for any reason, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing preclinical studies or clinical trials.

We expect to continue to rely on third-party manufacturers for the commercial supply of any of our product candidates for which we obtain marketing approval. We may be unable to maintain or establish required agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

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the failure of the third party to manufacture our product candidates according to our schedule and specifications, or at all, including if our third-party contractors give greater priority to the supply of other products over our product candidates or otherwise do not satisfactorily perform according to the terms of the agreements between us and them;

•	the reduction or termination of production or deliveries by suppliers, or the raising or prices or renegotiation of terms;

•	the termination or nonrenewal of arrangements or agreements by our third-party contractors at a time that is costly or inconvenient for us;

•	the breach by the third-party contractors of our agreements with them;

•	the failure of third party to manufacture our product candidates according to our specifications;

•	the failure of third-party contractors to comply with applicable regulatory requirements, including cGMPs;

•	the mislabeling of clinical supplies, potentially resulting in the wrong dose amounts being supplied or active drug or placebo not being properly identified;

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clinical supplies not being delivered to clinical sites on time, leading to clinical trial interruptions, or of drug supplies not being distributed to commercial vendors in a timely manner, resulting in lost sales; and

•	the misappropriation of our proprietary information, including our trade secrets and know-how.

We do not have complete control over all aspects of the manufacturing process of our contract manufacturing partners and are dependent on these contract manufacturing partners for general project management, in-person oversight and for compliance with cGMP regulations for manufacturing both active pharmaceutical ingredients (“API”) and finished drug products. To date, we have obtained API and drug product for our product candidates from single-source third party contract manufacturers. We are in the process of developing our supply chain for each of our product candidates and intend to put in place framework agreements under which third-party contract manufacturers will generally provide us with necessary quantities of API and drug product on a project-by-project basis based on our development needs. As we advance our product candidates through development, we will consider our lack of redundant supply for the API and drug product for each of our product candidates to protect against any potential supply disruptions through the use of a safety stock strategy and/or contracting with additional suppliers. However, we may be unsuccessful in putting in place such framework agreements or protecting against potential supply disruptions.

Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside of the U.S. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, EMA or comparable regulatory authorities, they will not be able to secure and/or maintain marketing approval for their manufacturing facilities. In addition, we do not have control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, EMA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we will need to find alternative manufacturing facilities, and those new facilities would need to be inspected and approved by FDA, EMA or comparable regulatory authority prior to commencing manufacturing, which would significantly impact our ability to develop, obtain marketing approval for or market our product candidates, if approved. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates or drugs and harm our business and results of operations.

If any third-party manufacturer with whom we contract fails to perform its obligations, we may be forced to enter into an agreement with a different third-party manufacturer, which we may not be able to do on reasonable terms, if at all. As a result, our clinical trials supply could be delayed significantly as we establish alternative supply sources. In some cases, the technical skills required to manufacture our product candidates may be unique or proprietary to the original third-party manufacturer and we may have difficulty, or there may be contractual restrictions prohibiting us from, transferring such skills to a back-up or alternate supplier, or we may be unable to transfer such skills at all. In addition, if we are required to change third-party manufacturers for any reason, we will be required to verify that the new third-party manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations. We will also need to verify, such as through a manufacturing comparability study, that any new manufacturing process will produce our product candidate according to the specifications previously submitted to the FDA or another regulatory authority. The delays associated with the verification of a new third-party manufacturer could negatively affect our ability to develop product candidates or commercialize our anticipated products in a timely manner or within budget. Furthermore, a third-party manufacturer may possess technology related to the manufacture of our product candidate that such third-party manufacturer owns independently. This would increase our reliance on such third-party manufacturer or require us to obtain a license from them in order to have another third-party manufacturer manufacture our product candidates. In addition, changes in manufacturers often involve changes in manufacturing procedures and processes, which could require that we conduct bridging studies between our prior clinical supply used in our clinical trials and that of any new manufacturer. We may be unsuccessful in demonstrating the comparability of clinical supplies which could require the conduct of additional clinical trials. Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to commercialize any product candidates that receive marketing approval on a timely and competitive basis.

Our manufacturing process needs to comply with FDA regulations relating to the quality and reliability of such processes. Any failure to comply with relevant regulations could result in delays in or termination of our clinical programs and suspension or withdrawal of any regulatory approvals.

In order to commercially produce our products either at a third party’s facility or in any facility of ours, we will need to comply with the FDA’s cGMP regulations and guidelines. We may encounter difficulties in achieving quality control and quality assurance and may experience shortages in qualified personnel. We are subject to inspections by the FDA and comparable foreign regulatory authorities to confirm compliance with applicable regulatory requirements. Any failure to follow cGMP or other regulatory requirements or delay, interruption or other issues that arise in the manufacture, fill-finish, packaging, or storage of our precision medicines as a result of a failure of our facilities or the facilities or operations of third parties to comply with regulatory requirements or pass any regulatory authority inspection could significantly impair our ability to develop and commercialize our product candidates, including leading to significant delays in the availability of our precision medicines for our clinical trials or the termination of or suspension of a clinical trial, or the delay or prevention of a filing or approval of marketing applications for our product candidates. Significant non-compliance could also result in the imposition of sanctions, including warning or untitled letters, fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approvals for our product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could damage our reputation and our business.

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

From time to time, we evaluate various acquisition opportunities and strategic partnerships, including licensing or acquiring complementary products, product candidates, intellectual property rights, technologies or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	the assumption of additional indebtedness or contingent liabilities;

•	the issuance of our equity securities;

•	assimilation of operations, intellectual property, products and product candidates of an acquired company, including difficulties associated with integrating new personnel;

•	the diversion of our management’s attention from our existing programs and initiatives in pursuing such a strategic merger or acquisition;

•	retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships;

•	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products, product candidates and marketing approvals; and

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our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if we undertake acquisitions or pursue partnerships in the future, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense.

If our third-party manufacturers use hazardous materials in a manner that causes injury or violates applicable law, we may be liable for damages.

Our research and development activities involve the controlled use of potentially hazardous substances, including chemical materials, by our third-party manufacturers. Our manufacturers are subject to federal, state and local laws and regulations in the U.S. and local laws in other foreign jurisdictions governing the use, manufacture, storage, handling and disposal of medical and hazardous materials. Although we believe that our manufacturers’ procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, we may incur liability or local, city, state, federal or foreign authorities may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We do not have any insurance for liabilities arising from medical or hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, prospects, financial condition or results of operations.

If we decide to establish collaborations, but are not able to establish those collaborations on commercially reasonable terms, we may have to alter our development and commercialization plans.

Our drug development programs and the potential commercialization of our product candidates will require substantial additional cash to fund expenses. We may seek to selectively form collaborations to expand our capabilities, potentially accelerate research and development activities and provide for commercialization activities by third parties. Any of these relationships may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing stockholders, or disrupt our management and business.

We face significant competition in seeking appropriate collaborators and the negotiation process is time-consuming and complex. Whether we reach a definitive agreement for a collaboration depends, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of preclinical studies or clinical trials, the likelihood of approval by the FDA, EMA or comparable foreign regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing drugs, the existence of uncertainty with respect to our ownership of intellectual property and industry and market conditions generally. The potential collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such collaboration could be more attractive than the one with us for our product candidate. Further, we may not be successful in our efforts to establish a collaboration or other alternative arrangements for product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view them as having the requisite potential to demonstrate safety and efficacy.

In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. Even if we are successful in entering into a collaboration, the terms and conditions of that collaboration may restrict us from entering into future agreements on certain terms with potential collaborators.

If and when we seek to enter into collaborations, we may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other discovery programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

We may enter into collaborations with third parties for the development and commercialization of product candidates. If those collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

If we enter into any collaboration arrangements with any third parties for the development and commercialization of our product candidates, we will likely have limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of our product candidates. Our ability to generate revenue from these arrangements will depend on our collaborators’ abilities and efforts to successfully perform the functions assigned to them in these arrangements. Collaborations involving our product candidates would pose numerous risks to us, including the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations and may not perform their obligations as expected;

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collaborators may deemphasize or not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus, including as a result of a business combination or sale or disposition of a business unit or development function, or available funding or external factors such as an acquisition that diverts resources or creates competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely

•	to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•	a collaborator with marketing and distribution rights to multiple products may not commit sufficient resources to the marketing and distribution of our product relative to other products;

•	we may grant exclusive rights to our collaborators that would prevent us from collaborating with others;

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collaborators may not properly obtain, maintain, defend or enforce our intellectual property rights or may use our proprietary information and intellectual property in such a way as to invite litigation or other intellectual property related proceedings that could jeopardize or invalidate our proprietary information and intellectual property or expose us to potential litigation or other intellectual property related proceedings;

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disputes may arise between the collaborators and us that result in the delay or termination of the research, development or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates;

•	collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all;

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collaborators may not provide us with timely and accurate information regarding development progress and activities under the collaboration or may limit our ability to share such information, which could adversely impact our ability to report progress to our investors and otherwise plan our own development of our product candidates;

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collaborators may own or co-own intellectual property covering our products or product candidates that result from our collaborating with them, and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property; and

•	a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings.

Risks related to this offering and ownership of our common stock

We do not know whether an active, liquid and orderly trading market will develop for our Class A common stock or what the market price of our Class A common stock will be and as a result it may be difficult for investors to sell their shares of our common stock.

Prior to this offering, no market for shares of our common stock existed and an active trading market for our shares may never develop or be sustained following this offering. We will determine the initial public offering price for our Class A common stock through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of our Class A common stock after this offering. The market value of our

Class A common stock may decrease from the initial public offering price. As a result of these and other factors, investors may be unable to resell their shares of our Class A common stock at or above the initial public offering price. The lack of an active market may impair investors’ ability to sell their shares at the time they wish to sell them or at a price that they consider reasonable. The lack of an active market may also reduce the fair market value of investors’ shares of Class A common stock. Furthermore, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic collaborations or acquire companies, technologies or other assets by using our shares of Class A common stock as consideration.

The market price of our Class A common stock may be volatile, and investors could lose all or part of their investment.

The trading price of our Class A common stock following this offering is likely to be highly volatile and subject to wide fluctuations in response to various factors, some of which we cannot control. The stock market in general, and pharmaceutical and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.

Broad market and industry factors may negatively affect the market price of our Class A common stock, regardless of our actual operating performance. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•	the timing and results of INDs, preclinical studies and clinical trials of our product candidates or those of our competitors;

•	the success of competitive products or announcements by potential competitors of their product development efforts;

•	regulatory actions with respect to our products or product candidates or our competitors’ products or product candidates;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	regulatory or legal developments in the U.S. and other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	announcements by us or our competitors of significant acquisitions, strategic collaborations, joint ventures, collaborations or capital commitments;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	market conditions in the pharmaceutical and biotechnology sector;

•	changes in the structure of healthcare payment systems;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	announcement or expectation of additional financing efforts;

•	sales of our common stock by us, our insiders or our other stockholders;

•	expiration of market stand-off or lock-up agreements;

•	the impact of any natural disasters or public health emergencies, such as the COVID-19 pandemic; and

•	general economic, political, industry and market conditions.

The realization of any of the above risks or any of a broad range of other risks, including those described in this “Risk factors” section, could have a dramatic and adverse impact on the market price of our Class A common stock.

If securities or industry analysts do not publish research or reports, or if they publish adverse or misleading research or reports, regarding us, our business or our market, our stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that securities or industry analysts publish about us, our business or our market. We do not currently have and may never obtain research coverage by securities or industry analysts. If no or few securities or industry analysts commence coverage of us, our stock price would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue adverse or misleading research or reports regarding us, our business model, our intellectual property, our stock performance or our market, or if our operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our quarterly and annual operating results may fluctuate significantly in the future, which makes it difficult for us to predict our future operating results. From time to time, we may enter into license or collaboration agreements or strategic partnerships with other companies that include development funding and significant upfront and milestone payments and/or royalties, which may become an important source of our revenue. These upfront and milestone payments may vary significantly from period to period and any such variance could cause a significant fluctuation in our operating results from one period to the next.

In addition, we measure compensation cost for stock-based awards made to employees at the grant date of the award, based on the fair value of the award as determined by our board of directors, and recognize the cost as an expense over the employee’s requisite service period. As the variables that we use as a basis for valuing these awards change over time, including, after the closing of this offering, our underlying stock price and stock price volatility, the magnitude of the expense that we must recognize may vary significantly.

Furthermore, our operating results may fluctuate due to a variety of other factors, many of which are outside of our control and may be difficult to predict, including the following:

•	the timing and cost of, and level of investment in, research and development activities relating to our programs, which will change from time to time;

•	our ability to enroll patients in clinical trials and the timing of enrollment;

•

the cost of manufacturing our current product candidates and any future product candidates, which may vary depending on FDA, EMA or other comparable foreign regulatory authority guidelines and requirements, the quantity of production and the terms of our agreements with manufacturers;

•	expenditures that we will or may incur to acquire or develop additional product candidates and technologies or other assets;

•	the timing and outcomes of preclinical studies and clinical trials for NVL-520 and NVL-655, and any product candidates from our discovery programs, or competing product candidates;

•	the need to conduct unanticipated clinical trials or trials that are larger or more complex than anticipated;

•

competition from existing and potential future products that compete with NVL-520 or NVL-655 or any of our discovery programs, and changes in the competitive landscape of our industry, including consolidation among our competitors or partners;

•	any delays in regulatory review or approval of NVL-520 and NVL-655 or product candidates from any of our discovery programs;

•	the level of demand for any of our product candidates, if approved, which may fluctuate significantly and be difficult to predict;

•

the risk/benefit profile, cost and reimbursement policies with respect to our product candidates, if approved, and existing and potential future products that compete with NVL-520 and NVL-655, or any of our discovery programs;

•

our ability to commercialize NVL-520 or NVL-655, or product candidates from any of our discovery programs, if approved, inside and outside of the U.S., either independently or working with third parties;

•	our ability to establish and maintain collaborations, licensing or other arrangements;

•	our ability to adequately support future growth;

•	potential unforeseen business disruptions that increase our costs or expenses;

•	future accounting pronouncements or changes in our accounting policies; and

•	the changing and volatile global economic and political environment.

The cumulative effect of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our Class A common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated guidance we may provide.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

As widely reported, global credit and financial markets have experienced extreme volatility and disruptions in the past several years, most recently due to the COVID-19 pandemic, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions, whether due to the evolving effects of the COVID-19 pandemic or otherwise, will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive.

Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse event on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive these difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget.

After the completion of this offering, our stock price may decline due in part to the volatility of the stock market and the general economic downturn.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval. Three of our directors are affiliated with our principal stockholders.

Prior to this offering, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially owned approximately 85.9% of our outstanding common stock and 85.9% of our voting stock and, upon the closing of this offering, that same group will beneficially own approximately                % of our outstanding Class A common stock and Class B common stock and                 % of our voting stock (based on the number of shares of common stock outstanding as of June 30, 2021, assuming we will issue the number of shares of Class A common stock set forth on the cover page of this prospectus, no exercise of the underwriters’ option to purchase additional shares, no exercise of outstanding options and no purchases of shares in this offering by any of this group), in each case assuming the conversion of all outstanding shares of our Series A and Series B convertible preferred stock into shares of our common stock immediately prior to the closing of this offering. Three of our directors are affiliated with two of our principal stockholders, including Joseph Pearlberg, M.D., Ph.D and Cameron A. Wheeler, Ph.D who are affiliated with Deerfield, and Andrew A.F. Hack, M.D., Ph.D who is affiliated with Bain Capital Life Sciences. These stockholders, acting together, may be able to impact matters requiring stockholder approval. For example, they may be able to impact elections of directors, amendments of our organizational documents or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that investors may feel are in their best interest as one of our stockholders. The interests of this group of stockholders may not always coincide with each investor’s interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their common stock, and might affect the prevailing market price for our Class A common stock.

Investors will incur immediate and substantial dilution as a result of this offering.

Investors that purchase Class A common stock in this offering will incur immediate and substantial dilution of approximately $                 per share, representing the difference between the assumed initial public offering price of $                per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and our pro forma net tangible book value per share of Class A and Class B common stock after giving effect to this offering and the automatic conversion of all outstanding shares of our Series A and Series B convertible preferred stock immediately prior to the closing of this offering. As of March 31, 2021, there were 10,772,152 shares subject to outstanding options with a weighted-average exercise price of $0.15 per share. To the extent that these outstanding options are ultimately exercised or the underwriters exercise their option to purchase additional shares, investors will incur further dilution. See the section titled “Dilution” for a further description of the dilution investors will experience immediately after this offering.

Sales of a substantial number of shares of our Class A common stock in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our Class A common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Class A common stock. After this offering, we will have                 outstanding shares of Class A and Class B common stock, collectively, based on the number of shares outstanding as of March 31, 2021, assuming: (1) no exercise of the underwriters’ option to purchase additional shares and (2) the conversion of all                 outstanding shares of our Series A and Series B convertible preferred stock into shares of Class A and Class B common stock, as applicable, immediately prior to the completion of this offering. This includes the shares that we sell in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Of the remaining shares,              shares of our Class A and Class B common stock are currently restricted as a result of securities laws or market stand-off or lock-up agreements but will be able to be sold after this offering as described in the section titled “Shares Eligible for Future Sale.” Moreover, after this offering, holders of an aggregate of                shares of our Class A and Class B common stock will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of Class A common stock that we may issue under our equity incentive plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the section titled “Underwriting.”

Our executive officers, directors and the holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into market stand-off agreements with us and lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions described in the section titled “Underwriting,” not to, among other things, sell, directly or indirectly, any shares of common stock without the permission of J.P. Morgan Securities LLC, Cowen and Company, LLC and Piper Sandler & Co. for a period of 180 days following the date of this prospectus. We refer to such period as the lock-up period. When the lock-up period expires, we and our securityholders subject to a lock-up agreement or market stand-off agreement will be able to sell our shares in the public market. In addition, J.P. Morgan Securities LLC, Cowen and Company, LLC and Piper Sandler & Co. may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements at any time and for any reason. See the description of the market stand-off agreement with us and the lock-up agreement with the underwriters in the section titled “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration of the lock-up and market stand-off agreements, the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for investors to sell their common stock at a time and price that they deem appropriate.

The dual class structure of our common stock and the option of the holders of shares of our Class B common stock to convert into shares of our Class A common stock may limit your ability to influence corporate matters.

Our Class A common stock, which is the stock we are offering in this initial public offering, has one vote per share, while our Class B common stock is non-voting. Nonetheless, each share of our Class B common stock may be converted at any time into one share of Class A common stock at the option of its holder, subject to the limitations provided for in our third amended and restated certificate of incorporation that prohibit the conversion of our Class B common stock into shares of Class A common stock to the extent that, upon such conversion, such holder and any other persons with whom such holder’s beneficial ownership would be aggregated for purposes of Section 13(d) of the Exchange Act would beneficially own in excess of 4.9% or 9.9%, as applicable, based on the holder’s election of any class of our securities registered under the Exchange Act. Consequently, if holders of Class B common stock following this offering exercise their option to make this conversion, such exercise will have the effect of increasing the relative voting power of those prior holders of our Class B common stock (subject to the ownership limitation described in the previous sentence) and increasing the number of outstanding shares of our voting common stock, and correspondingly decreasing the relative voting power of the current holders of our Class A common stock, which may limit your ability to influence corporate matters. Because our Class B common stock is generally non-voting, stockholders who own more than 10% of our common stock overall but 10% or less of our Class A common stock will not be required to report changes in their ownership from transactions in our common stock pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and would not be subject to the short-swing profit provisions of Section 16(b) of the Exchange Act.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our 2021 Stock Plan, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that significant additional capital may be needed in the future to continue our planned operations, including conducting clinical trials, commercialization efforts, expanded research and development activities and costs associated with operating a public company. To raise capital, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights, preferences and privileges senior to the holders of our common stock.

Pursuant to our 2021 Stock Plan, our management is authorized to grant stock options to our employees, directors and consultants. If the number of shares reserved under our 2021 Stock Plan is increased pursuant to the terms of the 2021 Stock Plan, our stockholders may experience additional dilution, which could cause our stock price to fall.

Any of the above events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our common stock to decline.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through future strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates or grant licenses on terms unfavorable to us.

We are an “emerging growth company” and a smaller reporting company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For as long as we continue to be an emerging growth company, we intend to take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

•

being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements; and

•	exemptions from the requirements of holding nonbinding advisory stockholder votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (iv) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to continue to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. We cannot predict if investors will find our Class A common stock less attractive because we may rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile. We cannot predict if investors will find our Class A common stock less attractive because we may rely on these exemptions.

We will incur increased costs as a result of operating as a public company, and our management will devote substantial time to related compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, and these expenses may increase even more after we are no longer an “emerging growth company.” We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly, which will increase our operating expenses. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain sufficient coverage, particularly in light of recent cost increases related to coverage. We cannot accurately predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

In addition, as a public company we will be required to incur additional costs and obligations in order to comply with SEC rules that implement Section 404 of the Sarbanes-Oxley Act. Under these rules, beginning with our second annual report on Form 10-K after we become a public company, we will be required to make a formal assessment of the effectiveness of our internal control over financial reporting, and once we cease to be an emerging growth company, we may be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaging in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are designed and operating effectively, and implement a continuous reporting and improvement process for internal control over financial reporting.

If we experience material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

We may in the future discover material weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

We, and our independent registered public accounting firm, were not required to perform an evaluation of our internal control over financial reporting as of December 31, 2020 in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we will not in the future identify material weaknesses. Material weaknesses may exist when we become required to report on the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act after the completion of this offering.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls over financial reporting, we may not be able to produce timely and accurate financial statements. If that were to happen, our investors could lose confidence in our reported financial information, the market price of our stock could decline, and we could be subject to sanctions or investigations by the stock exchange on which our Class A common stock is listed, the SEC or other regulatory authorities.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the facts that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these proceeds. Investors will not have the opportunity, as part of their investment decision, to assess whether we are using the proceeds appropriately. Our management might not apply the net proceeds in ways that ultimately increase the value of investors’ investment. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our Class A common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to any appreciation in the value of their stock.

Anti-takeover provisions in our certificate of incorporation and bylaws, as they will be in effect upon closing of this offering, and Delaware law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the market price of our Class A common stock.

Our third amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon closing of this offering, will contain provisions that could depress the market price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions, among other things:

•	a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

•	a prohibition on stockholder actions through written consent, which requires that all stockholder actions be taken at a meeting of our stockholders;

•

a requirement that special meetings of stockholders be called only by the board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office;

•	advance notice requirements for stockholder proposals and nominations for election to our board of directors;

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a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of our voting stock then entitled to vote in the election of directors;

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a requirement of approval of not less than two-thirds of all outstanding shares of our voting stock to amend any bylaws by stockholder action or to amend specific provisions of our certificate of incorporation; and

•

the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”), prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

Any provision of our third amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock and could also affect the price that some investors are willing to pay for our common stock.

Our bylaws that will become effective upon the consummation of this offering designate certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated bylaws that will become effective upon the completion of this offering provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of, or a claim based on, fiduciary duty owed by any of our current or former directors, officers, and employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein (the “Delaware Forum Provision”). The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. Our amended and restated bylaws further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the U.S. shall be the sole and exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act (the “Federal Forum Provision”). In addition, our amended and restated bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the foregoing provisions; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision in our amended and restated bylaws may impose additional litigation costs on stockholders in pursuing any such claims. Additionally, the forum selection clauses in our amended and restated bylaws may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the federal district courts of the U.S. may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Special note regarding forward-looking statements

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

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the initiation, timing, progress, results, and cost of NVL-520 and NVL-655, as well as our discovery programs and our current and future preclinical and clinical studies, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, and our current and future programs;

•	the ability of our preclinical studies and clinical trials to demonstrate safety and efficacy of our product candidates, and other positive results;

•	the beneficial characteristics, and the potential safety, efficacy and therapeutic effects of our product candidates;

•	the timing, scope and likelihood of regulatory filings and approvals, including timing of INDs and final FDA approval of our current product candidates or any future product candidates;

•	the timing, scope or likelihood of foreign regulatory filings and approvals;

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our ability to identify research priorities and apply a risk-mitigated strategy to efficiently discover and develop product candidates, including by applying learnings from one program to other programs and from one indication to our other indications;

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our estimates of the number of patients that we will enroll and our ability to initiate, recruit and enroll patients in and conduct and successfully complete our clinical trials at the pace that we project;

•	our ability to scale-up our manufacturing and processing approaches to appropriately address our anticipated commercial needs, which will require significant resources;

•	our ability to maintain and further develop the specific shipping, storage, handling and administration of NVL-520 and NVL-655 at the clinical sites;

•	our ability to obtain funding for our operations necessary to complete further development and commercialization of our product candidates;

•	our ability to take advantage of accelerated regulatory pathways for our product candidates;

•	our ability to obtain and maintain regulatory approval of our product candidates;

•	our ability to commercialize our product candidates, if approved, including the geographic areas of focus and sales strategy;

•	the pricing and reimbursement of our product candidates, if approved;

•	the implementation of our business model, and strategic plans for our business, product candidates, and technology;

•

the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and other product candidates we may develop, including the extensions of existing patent terms where available, the validity of intellectual property rights held by third parties, and our ability not to infringe, misappropriate or otherwise violate any third-party intellectual property rights;

•	estimates of our future expenses, revenues, capital requirements, and our needs for additional financing;

•	the period over which we estimate our existing cash will be sufficient to fund our future operating expenses and capital expenditure requirements;

•	future agreements with third parties in connection with the development and commercialization of our product candidates;

•	the size and growth potential of the markets for our product candidates, and our ability to serve those markets;

•	our financial performance;

•	the rate and degree of market acceptance of our product candidates;

•	regulatory developments in the United States and foreign countries;

•	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;

•	our ability to produce our product candidates with advantages in turnaround times or manufacturing cost;

•	our competitive position and the success of competing therapies that are or may become available;

•	our need for and ability to attract and retain key scientific, management and other personnel;

•	the impact of laws and regulations;

•	our expectations regarding the period during which we will remain an emerging growth company under the JOBS Act;

•	our anticipated use of our existing resources and the net proceeds from this offering;

•	developments relating to our competitors and our industry;

•

the effect of the COVID-19 pandemic, including mitigation efforts and economic effects, on any of the foregoing or other aspects of our business operations, including but not limited to our preclinical studies and future clinical trials; and

•	other risks and uncertainties, including those listed under the caption “Risk Factors.”

In some cases, forward-looking statements can be identified by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section entitled “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosure contained in this prospectus, and we believe that these sources are reliable; however, we have not independently verified the information contained in such publications.

Use of proceeds

We estimate that our net proceeds from the sale of shares of our Class A common stock in this offering will be approximately $                million, or $                million if the underwriters exercise in full their option to purchase additional shares, assuming an initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $                million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of                 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $                million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to create a public market for our Class A common stock and thereby facilitate future access to the public equity markets, increase our visibility in the marketplace and obtain additional capital. This offering is intended to provide funding through multiple proof-of-concept readouts for our product candidates. In particular, we expect to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

•

approximately $                million to advance the development of our ROS1 program, including the initiation and completion of the planned Phase 1 portion and the initiation of the Phase 2 portion of our planned Phase 1/2 clinical trial evaluating NVL-520 in ROS1-positive NSCLC and other advanced solid tumors, clinical research outsourcing and drug manufacturing;

•

approximately $                million to advance the development of our ALK program, including the initiation and completion of the planned Phase 1 portion and the initiation of the Phase 2 portion of our planned Phase 1/2 clinical trial evaluating NVL-655 in ALK-positive NSCLC and other advanced cancers, clinical research outsourcing and drug manufacturing;

•	approximately $ million to advance our discovery programs, including those targeting ALK IXDN and HER2 Exon 20 Insertions; and

•	the remainder of the net proceeds for the discovery and development of new product candidates and for working capital and other general corporate purposes.

Our expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above and we expect that we will require additional funds in order to fully accomplish the specified uses of the proceeds of this offering. We may also use a portion of the net proceeds to in-license, acquire, or invest in complementary businesses or technologies to continue to build our pipeline, research and development capabilities and our intellectual property position, although we currently have no agreements, commitments, or understandings with respect to any such transaction.

Due to the many inherent uncertainties in the development of our product candidates, the amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our research and development, the timing of patient enrollment and evolving regulatory requirements, the timing and success of preclinical studies, our ongoing clinical studies or clinical studies we may commence in the future, the timing of regulatory submissions, any strategic alliances that we may enter into with third parties for our product candidates or strategic opportunities that become available to us, and any unforeseen cash needs.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term and long-term interest-bearing instruments, investment-grade securities, and direct or guaranteed obligations of the U.S. government. We cannot predict whether the proceeds invested will yield a favorable return. Our management will retain broad discretion in the application of the net proceeds we receive from our initial public offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds.

Dividend policy

We currently intend to retain all available funds and any future earnings to fund the growth and development of our business. We do not intend to pay cash dividends to our stockholders in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant.

Capitalization

The following table sets forth our cash and our capitalization as of March 31, 2021:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•	our issuance and sale of 65,223,679 shares of Series B convertible preferred stock in April 2021 for aggregate gross proceeds of $135.0 million;

•

the automatic conversion of all outstanding shares of our Series A and Series B convertible preferred stock into an aggregate of 156,656,815 shares of our Class A common stock and 26,023,976 shares of our Class B common stock (all of which shares of Class B common stock will be held by Deerfield), immediately prior to the completion of this offering and the filing and effectiveness of our third amended and restated certificate of incorporation immediately prior to the completion of this offering;

•

the filing and effectiveness of an amendment to our amended and restated certificate of incorporation effecting, among other things, a one-for-                 reverse split of our common stock, a reclassification of our then outstanding common stock to Class A common stock, and provides for Class B common stock, which became effective upon filing of such amendment prior to the completion of this offering; and

•	on a pro forma as adjusted basis to give further effect to:

•

our issuance and sale of                 shares of our Class A common stock in this offering at an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our financial statements and the related notes appearing elsewhere in this prospectus and the sections of this prospectus titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2021
(In thousands, except share and per share data)	Actual	Pro forma	Pro forma as adjusted(1)
Cash	$14,399	$149,399

Convertible preferred stock (Series A), $0.0001 par value; 117,457,112 shares authorized, issued and outstanding, actual; no shares issued or outstanding, pro forma and pro forma as adjusted	$50,761	$—

Stockholders’ equity (deficit):
Preferred stock, $ par value; no shares authorized, issued or outstanding, actual; shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—
Class A common stock, $0.0001 par value; 160,000,000 shares authorized, 16,842,770 shares issued and outstanding, actual; 228,582,297 shares authorized, 173,499,585 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	2	17

	As of March 31, 2021
(In thousands, except share and per share data)	Actual	Pro forma	Pro forma as adjusted
Class B common stock, $0.0001 par value; no shares authorized, issued or outstanding, actual; shares authorized, pro forma and pro forma as adjusted; 26,023,976 shares issued and outstanding, pro forma; 26,023,976 shares issued and outstanding, pro forma as adjusted	—	3
Additional paid-in capital	325	186,068
Accumulated deficit	(38,670)	(38,670)
Promissory note from related party stockholder(2)	(282)	(282)

Total stockholders’ equity (deficit)	(38,625)	147,136

Total capitalization	$12,136	$147,136

(1)	Assumes that all shares of common stock offered hereby are issued in the form of Class A common stock. Shares of Class B common stock may be issued in this offering solely to the extent shares of common stock stock offered hereby are purchased by Deerfield Healthcare Innovations Fund, L.P., Deerfield Private Design Fund IV, L.P., or any of their respective affiliates, and such purchasers elect to receive such shares of common stock in the form of Class B common stock that will be convertible into an equivalent number of shares of our Class A common stock.
(2)	See “Certain relationships and related party transactions—Agreements with our stockholders—Agreements with our scientific founder—Promissory notes.”

A $1.00 increase (decrease) in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $                 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) of                 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $                 million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

The actual, pro forma, and pro forma as adjusted information set forth in the table excludes:

•

10,772,152 shares of Class A common stock issuable upon the exercise of stock options outstanding as of March 31, 2021 pursuant to our 2017 Plan (as defined below) at a weighted average exercise price of $0.15 per share;

•	12,500,973 shares of our Class A common stock issuable upon the exercise of stock options granted after March 31, 2021 pursuant to our 2017 Plan at an exercise price of $1.43 per share;

•

7,950,394 shares of Class A common stock reserved for future issuance as of March 31, 2021 under our 2017 Stock Option and Grant Plan, as amended (the “2017 Plan”), which will cease to be available for issuance at the time that our 2021 Stock Option and Incentive Plan (the “2021 Stock Plan”) becomes effective;

•

                shares of our Class A common stock that will become available for future issuance under our 2021 Stock Plan, which will become effective upon effectiveness of the registration statement of which this prospectus is a part, which includes shares of our Class A common stock issuable upon the exercise of stock options granted in connection with this offering to certain of our executive officers and employees, at an exercise price per share equal to the initial public offering price in this offering; and

•

                shares of Class A common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan (the “ESPP”), which will become effective upon effectiveness of the registration statement of which this prospectus is a part.

Dilution

If you invest in our Class A common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering.

Our historical net tangible book value (deficit) as of March 31, 2021 was $(38.7) million, or $(2.30) per share of our Class A and Class B common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and Series A convertible preferred stock, which is not included within our stockholders’ equity (deficit). Historical net tangible book value per share represents historical net tangible book value (deficit) divided by the shares of our common stock outstanding as of March 31, 2021.

Our pro forma net tangible book value as of March 31, 2021 was $147.0 million, or $0.74 per share of our common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to (i) our sale of 65,223,679 shares of Series B convertible preferred stock in April 2021 for gross proceeds of $135.0 million, (ii) the automatic conversion of all outstanding shares of our Series A and Series B convertible preferred stock into an aggregate of 156,656,815 shares of our Class A common stock and 26,023,976 shares of our Class B common stock (all of which shares of Class B common stock will be held by Deerfield), and (iii) the filing and effectiveness of an amendment to our amended and restated certificate of incorporation effecting a reclassification of our then outstanding common stock to Class A common stock. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of March 31, 2021 after giving effect to the pro forma adjustments described above.

Unless otherwise noted, all per share amounts include both Class A and Class B common stock. After giving further effect to our issuance and sale of                 shares of our Class A common stock in this offering at an assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2021 would have been approximately $                 million, or approximately $                per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $                to existing stockholders and immediate dilution of $                 per share in pro forma as adjusted net tangible book value per share to investors purchasing Class A common stock in this offering. Dilution per share to investors purchasing Class A common stock in this offering is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by investors purchasing Class A common stock in this offering. The following table illustrates this dilution on a per share basis (without giving effect to any exercise by the underwriters of their option to purchase up to                 additional shares of Class A common stock in this offering):

Assumed initial public offering price per share of Class A common stock		$
Historical net tangible book value (deficit) per share as of March 31, 2021	$(2.30)
Increase per share attributable to the pro forma adjustments described above	3.04

Pro forma net tangible book value per share as of March 31, 2021	0.74
Increase in pro forma as adjusted net tangible book value per share attributable to investors purchasing Class A common stock in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to investors purchasing Class A common stock in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $                and dilution per share to

investors purchasing Class A common stock in this offering by $                , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of                 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by $                 and decrease the dilution per share to investors purchasing Class A common stock in this offering by $                 , assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions. A decrease of                 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease our pro forma as adjusted net tangible book value per share after this offering by $                 and increase the dilution per share to investors purchasing Class A common stock in this offering by $                 , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters fully exercise their option to purchase                 additional shares of Class A common stock in this offering, our pro forma as adjusted net tangible book value per share after this offering would be $                 and the dilution in pro forma as adjusted net tangible book value per share to investors purchasing Class A common stock in this offering would be $                 , assuming no change in the initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of March 31, 2021, on the pro forma as adjusted basis described above, the total number of shares of common stock purchased from us on an as converted to common stock basis, the total consideration paid, or to be paid, and the average price per share paid or to be paid by existing stockholders and by investors in this offering at an assumed initial public offering price of $                per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, investors purchasing Class A common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percentage
Existing stockholders
Investors in this offering
Total		100.0%		100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by investors in this offering by approximately $                 million and, in the case of an increase, would increase the percentage of total consideration paid by investors in this offering by                 percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by investors in this offering by                  percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of                 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by investors in this offering by approximately $                 million and, in the case of an increase, would increase the percentage of total consideration paid by investors in this offering by                 percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by investors in this offering by                 percentage points, assuming no change in the

assumed initial public offering price per share and after deducting estimated underwriting discounts and commission and estimated offering expenses payable by us.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares is fully exercised, the number of shares of our common stock held by existing stockholders would be reduced to                % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by investors purchasing Class A common stock in this offering would be increased to                 % of the total number of shares of our common stock outstanding after this offering.

The table above is based on 16,842,770 shares of common stock outstanding as of March 31, 2021 and gives effect to (i) our sale of 65,223,679 shares of Series B convertible preferred stock in April 2021 for gross proceeds of $135.0 million, (ii) the automatic conversion of all outstanding shares of our Series A and Series B convertible preferred stock into an aggregate of 156,656,815 shares of our Class A common stock and 26,023,976 shares of our Class B common stock (all of which shares of Class B common stock will be held by Deerfield), immediately prior to the completion of this offering and (iii) the filing and effectiveness of an amendment to our amended and restated certificate of incorporation effecting , among other things, a one-for-                 reverse split of our common stock, a reclassification of our then outstanding common stock to Class A common stock, and provides for Class B common stock, which became effective upon fling of such amendment prior to the completion of this offering.

The table above does not include:

•

10,772,152 shares of Class A common stock issuable upon the exercise of stock options outstanding as of March 31, 2021 pursuant to our 2017 Plan (as defined below) at a weighted average exercise price of $0.15 per share;

•	12,500,973 shares of our Class A common stock issuable upon the exercise of stock options granted after March 31, 2021 pursuant to our 2017 Plan at an exercise price of $1.43 per share;

•

7,950,394 shares of Class A common stock reserved for future issuance as of March 31, 2021 under our 2017 Stock Option and Grant Plan, as amended (the “2017 Plan”), which will cease to be available for issuance at the time that our 2021 Stock Option and Incentive Plan (the “2021 Stock Plan”) becomes effective;

•

                shares of our Class A common stock that will become available for future issuance under our 2021 Stock Plan, which will become effective upon effectiveness of the registration statement of which this prospectus is a part, which includes                 shares of our Class A common stock issuable upon the exercise of stock options granted in connection with this offering to certain of our executive officers and employees, at an exercise price per share equal to the initial public offering price in this offering; and

•

                shares of Class A common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan (the “ESPP”), which will become effective upon effectiveness of the registration statement of which this prospectus is a part.

If additional shares are issued in connection with the exercise of outstanding options, if new stock options are issued under our 2021 Stock Plan, or if we issue additional shares of common stock in the future, there will be further dilution to investors purchasing Class A common stock in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

Selected financial data

You should read the following selected financial data together with our financial statements and the related notes appearing elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the statement of operations data for the years ended December 31, 2019 and 2020 and the balance sheet data as of December 31, 2019 and 2020 from our audited financial statements appearing elsewhere in this prospectus. The statement of operations data for the three months ended March 31, 2020 and 2021 and the balance sheet data as of March 31, 2021 have been derived from our unaudited financial statements appearing elsewhere in this prospectus and have been prepared on the same basis as the audited financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future.

	Year ended December 31,		Three months ended March 31,
(In thousands except share and per share amounts)	2019	2020	2020	2021

Operating expenses:
Research and development	$9,746	$15,403	$3,326	$5,484
General and administrative	612	1,502	319	678

Total operating expenses	10,358	16,905	3,645	6,162

Loss from operations	(10,358)	(16,905)	(3,645)	(6,162)

Other income (expense):
Change in fair value of preferred stock tranche rights	(1,567)	2,384	9,013	(635)
Other income (expense), net	116	(35)	(9)	12

Total other income (expense), net	(1,451)	2,349	9,004	(623)

Net income (loss) and comprehensive income (loss)	$(11,809)	$(14,556)	$5,359	$(6,785)

Net income (loss) per share attributable to common stockholders (1)
Basic	$(1.20)	$(0.94)	$0.07	$(0.44)
Diluted	$(1.20)	$(0.94)	$0.06	$(0.44)

Weighted average shares of common stock outstanding (1)
Basic	9,814,631	15,431,761	12,452,537	16,603,921
Diluted	9,814,631	15,431,761	16,536,241	16,603,921
Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited) (1)		$(0.19)		$(0.05)
Pro forma weighted average shares of common stock outstanding, basic and diluted (unaudited) (1)		87,037,729		123,056,271

(1)	References to shares of common stock and per share amounts include both Class A common stock and Class B common stock. See Note 11 to our financial statements appearing elsewhere in this prospectus for further details on the calculation of basic and diluted net income (loss) per share attributable to common stockholders and the weighted average number of shares used in the computation of the per share amounts.

The unaudited pro forma basic and diluted weighted average shares of common stock outstanding used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders is computed using the weighted average number of shares of common stock outstanding after giving effect to the conversion of all Series A convertible preferred stock into shares of common stock, as if such conversion had occurred at the beginning of the period presented, or the date of issuance, if later. The information presented in this table does not give effect to the sale and issuance of shares of our Series B convertible preferred stock in April 2021. See Note 11 to our financial statements for further details on the calculation of the unaudited pro forma basic and diluted net loss per share of common stock and the weighted-average number of shares used in the computation of the pro forma per share amounts.

	As of December 31,		As of March 31,
(In thousands)	2019	2020	2021

Balance sheet data:
Cash and cash equivalents	$3,016	$10,332	$14,399
Working capital(1)	(1,035)	6,266	11,650
Total assets	3,316	10,646	15,246
Notes payable and accrued interest to stockholder	2,173	2,235	—
Preferred stock tranche rights	3,147	1,957	—
Convertible preferred stock	14,048	35,354	50,761
Total stockholders’ deficit	(17,256)	(31,323)	(38,625)

(1)	We define working capital as current assets less current liabilities.

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Financial Data” section of this prospectus and our financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a preclinical stage biopharmaceutical company focused on creating precisely targeted therapies for patients with cancer. We focus our discovery efforts on small molecule inhibitors of kinases, a class of cellular targets that can play a central role in cancer growth and proliferation. We were founded in January 2017 as a Delaware corporation. We are headquartered in Cambridge, Massachusetts.

Since commencing significant operations in 2018, we have focused substantially all of our efforts and financial resources on research and development activities for our programs, including NVL-520 and NVL-655, establishing and maintaining our intellectual property portfolio, organizing and staffing our company, business planning, raising capital, and providing general and administrative support for these operations. We do not have any products approved for sale and have not generated revenue from product sales or any other source. To date, we have funded our operations primarily with proceeds from the sales of Series A and Series B convertible preferred stock, the issuance of convertible notes (which converted to convertible preferred stock in 2018) and debt financing from stockholders (which was settled in convertible preferred stock in February 2021). Through March 31, 2021, we had received gross proceeds of $52.2 million from sales of our convertible preferred stock (including proceeds from notes and debt financing that were converted into preferred stock). In April 2021, we received gross proceeds of $135.0 million from our sale of 65,223,679 shares of Series B convertible preferred stock, or Series B preferred stock.

Since our inception, we have incurred significant operating losses. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of our product candidates. We reported net losses of $11.8 million and $14.6 million for the years ended December 31, 2019 and 2020, respectively. We reported a net loss of $6.8 million for the three months ended March 31, 2021. As of March 31, 2021, we had an accumulated deficit of $38.7 million. We expect to incur significant expenses at an increasing rate and increasing operating losses for the foreseeable future. We expect our expenses and capital requirements will increase substantially in connection with ongoing activities, particularly if and as we:

•	advance our NVL-520 and NVL-655 programs from preclinical development into clinical development;

•	advance the development of our discovery programs, including our ALK IXDN and HER2 programs;

•	expand our pipeline of product candidates through our own product discovery and development efforts;

•	seek to discover and develop additional product candidates;

•	seek regulatory approvals for any product candidates that successfully complete clinical trials;

•	establish a sales, marketing and distribution infrastructure to commercialize any approved product candidates and related additional commercial manufacturing costs;

•	implement operational, financial and management systems;

•	attract, hire and retain additional clinical, scientific, management and administrative personnel;

•	maintain, expand, protect and enforce our intellectual property portfolio, including patents, trade secrets and know how;

•	acquire or in-license other product candidates and technologies; and

•	operate as a public company.

We will not generate revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for our product candidates. If we obtain regulatory approval for any of our product candidates and do not enter into a commercialization partnership, we expect to incur significant expenses related to developing our internal commercialization capability to support product sales, marketing and distribution. Further, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. Our ability to raise additional funds may be adversely impacted by potential worsening global economic conditions and the recent disruptions to, and volatility in, the credit and financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic and otherwise. Our failure to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on our business, results of operations or financial condition, including requiring us to have to delay, reduce or eliminate our product development or future commercialization efforts. Insufficient liquidity may also require us to relinquish rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose. The amount and timing of our future funding requirements will depend on many factors, including the pace and results of our development efforts.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

As of March 31, 2021, we had cash of $14.4 million. In April 2021, we received gross proceeds of $135.0 million from the sale of our Series B convertible preferred stock. We believe that the net proceeds from this offering, together with our existing cash, will enable us to fund our operating expenses and capital expenditure requirements through                . See “—Liquidity and Capital Resources.”

The global COVID-19 pandemic continues to rapidly evolve. The extent of the impact of the COVID-19 on our business, operations and development timelines and plans remains uncertain, and will depend on certain developments, including the duration and spread of the outbreak and its impact on our development activities, planned clinical trial enrollment, future trial sites, CROs, third-party manufacturers, and other third parties with whom we do business, as well as its impact on regulatory authorities and our key scientific and management personnel. The ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. To the extent possible, we are conducting business as usual, with necessary or advisable modifications to employee travel and with our employees working remotely. We will continue to actively monitor the rapidly evolving situation related to COVID-19 and may take further actions that alter our operations, including those that may be required by federal, state or local authorities, or that we determine are in the best interests of our employees and other third parties with whom we do business. At this point, the extent to which the COVID-19 pandemic may affect our business, operations and development timelines and plans, including the resulting impact on our expenditures and capital needs, remains uncertain.

Components of our results of operations

Operating expenses

Our operating expenses are comprised of research and development expenses and general and administrative expenses.

Research and development expenses

Research and development expenses consist primarily of costs incurred for our research activities, including our drug discovery efforts, and the development of our product candidates, which include:

•	personnel-related costs, including salaries, benefits and stock-based compensation expense, for employees engaged in research and development functions;

•	expenses incurred in connection with our research programs, including under agreements with third parties, such as consultants and contractors and CROs;

•

the cost of developing and scaling our manufacturing process and manufacturing drug substance and drug product for use in our research and preclinical and clinical studies, including under agreements with third parties, such as consultants and contractors and contract development and manufacturing organizations (“CDMOs”); and

•	the cost of laboratory supplies and research materials.

We track our direct external research and development expenses on a program-by-program basis. These consist of costs that include fees, reimbursed materials, and other costs paid to consultants, contractors, CDMOs, and CROs in connection with our preclinical, clinical and manufacturing activities. We do not allocate employee costs, costs associated with our discovery efforts, and facilities expenses, including depreciation or other indirect costs, to specific product development programs because these costs are deployed across multiple programs and, as such, are not separately classified.

We expect that our research and development expenses will increase substantially as we advance NVL-520 and NVL-655 into clinical development and expand our discovery, research and preclinical activities in the near term and in the future. Although we anticipate initiating our Phase 1/2 trial in ROS1 and ALK programs in the second half of 2021 and first half of 2022, respectively, at this time, we cannot accurately estimate or know the nature, timing and costs of the efforts that will be necessary to complete the preclinical and clinical development of any product candidates we may develop. A change in the outcome of any number of variables with respect to product candidates we may develop could significantly change the costs and timing associated with the development of that product candidate. The duration, costs and timing of preclinical studies and clinical trials and development of our product candidates will depend on a variety of factors, including:

•

the timing and progress of development activities relating to NVL-520, NVL-655 and any future product candidates from our ALK IXDN, HER2 and other discovery programs, including any additional costs that may result from delays in enrollment or other factors;

•	the number and scope of preclinical and clinical programs we decide to pursue;

•	our ability to maintain our current research and development programs and to establish new ones;

•	establishing an appropriate safety profile with IND-enabling toxicology studies;

•	successful patient enrollment in, and the initiation and completion of, clinical trials;

•	the number of trials required for regulatory approval;

•	the countries in which the trials are conducted;

•	the length of time required to enroll eligible subjects and initial clinical trials;

•	the number of subjects that participate in the trials and per subject trial costs;

•	potential additional safety monitoring requested by regulatory authorities;

•	the duration of subject participation in the trials and follow-up;

•	the successful completion of clinical trials with safety, tolerability and efficacy profiles that are satisfactory to applicable regulatory authorities;

•	the receipt of regulatory approvals from applicable regulatory authorities;

•	the timing, receipt and terms of any marketing approvals and post-marketing approval commitments from applicable regulatory authorities;

•	the extent to which we establish collaborations, strategic partnerships or other strategic arrangements with third parties, if any, and the performance of any such third party;

•	establishing commercial manufacturing capabilities or making arrangements with CMOs;

•	development and timely delivery of commercial-grade drug formulations that can be used in our planned clinical trials and for commercial launch; and

•	obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights.

Any changes in the outcome of any of these factors could significantly impact the costs, timing and viability associated with the development of our product candidates. For example, if the FDA or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate.

General and administrative expenses

General and administrative expenses consist primarily of salaries and related costs, including stock-based compensation, for personnel in executive, finance and administrative functions. General and administrative expenses also include professional fees for legal, patent, consulting, investor and public relations and accounting and audit services.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research activities and development of our product candidates. We also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance, and director and officer insurance costs as well as investor and public relations expenses associated with operating as a public company.

Other income (expense)

Change in fair value of preferred stock tranche rights

Pursuant to the terms of our Series A Preferred Stock Purchase Agreement, we provided investors with the right and obligation to participate in subsequent closings of Series A convertible preferred stock upon the achievement of certain strategic milestones or as determined by the Series A investors (the “Series A Tranche Rights”). These Series A Tranche Rights that met the definition of a freestanding financial instrument as the Series A Tranche Rights were legally detachable and separately exercisable from the Series A preferred stock. The Series A Tranche Rights were initially classified as a liability on our balance sheet that we remeasured to fair value at each reporting date, and we recognized changes in fair value of the Series A Tranche Rights as a component of other income (expense) in our statements of operations and comprehensive income (loss). All Series A Tranche Rights were settled by March 31, 2021.

Other income (expense), net

Other income (expense), net, consists of interest income, interest expense and other income (expense) unrelated to our core operations.

Income taxes

Since our inception, we have not recorded income tax benefits for the net operating losses incurred or the research and development tax credits generated in each year, due to the uncertainty of realizing a benefit from those items.

As of December 31, 2020, we had U.S. federal and state net operating loss carryforwards of $30.4 million and $30.3 million, respectively, which may be available to offset future taxable income. The federal net operating loss carryforwards include $1.1 million which expire in 2037 and $29.3 million which carryforward indefinitely, but may only be used to offset 80% of annual taxable income. The state net operating loss carryforwards expire at various dates beginning in 2037. As of December 31, 2020, we also had federal and state research and development tax credit carryforwards of $0.3 million and $0.2 million, respectively, which may be available to offset future tax liabilities and expire at various dates beginning in 2033.

Results of operations

Comparison of the three months ended March 31, 2020 and 2021

The following table summarizes our results of operations for the three months ended March 31, 2020 and 2021:

	Three months ended March 31,
(In thousands)	2020	2021	Change

Operating expenses:
Research and development	$3,326	$5,484	$2,158
General and administrative	319	678	359

Total operating expenses	3,645	6,162	2,517

Loss from operations	(3,645)	(6,162)	(2,517)

Other income (expense):
Change in fair value of preferred stock tranche rights	9,013	(635)	(9,648)
Other income (expense), net	(9)	12	21

Total other income (expense), net	9,004	(623)	(9,627)

Net income (loss)	$5,359	$(6,785)	$(12,144)

Research and development expenses

The following table summarizes our research and development expenses for the three months ended March 31, 2020 and 2021:

	Three months ended March 31,
(In thousands)	2020	2021	Change

Direct research and development expenses by program:
NVL-520	$660	$2,214	$1,554
NVL-655	374	1,045	671
Discovery programs	930	1,128	198
Unallocated research and development expenses:
Personnel-related (including stock-based compensation)	1,122	941	(181)
Other	240	156	(84)

Total research and development expenses	$3,326	$5,484	$2,158

Research and development expenses were $3.3 million for the three months ended March 31, 2020, compared to $5.5 million for the three months ended March 31, 2021. The increase in direct research and development expenses related to NVL-520 of $1.6 million was primarily due to increased manufacturing and CRO costs as we completed IND-enabling studies and prepared for our planned Phase 1/2 clinical trial for NVL-520. The increase in direct research and development expenses related to NVL-655 of $0.7 million was primarily due to increased costs as we progressed NVL-655 from lead optimization to IND-enabling studies. The increase in direct research and development expenses related to our discovery programs of $0.2 million was primarily due to an increase in chemistry costs. The decrease in personnel-related expenses of $0.2 million was primarily due to stock-based compensation expense recorded in the three months ended March 31, 2020 related to common stock issued to our scientific founder.

General and administrative expenses

General and administrative expenses for the three months ended March 31, 2020 were $0.3 million compared to $0.7 million for the three months ended March 31, 2021. The increase in general and administrative expenses was primarily due to an increase in professional fees of $0.2 million and an increase in personnel-related costs of $0.1 million.

Other income (expense)

Change in fair value of preferred stock tranche rights

The change in the fair value of our preferred stock tranche rights for the three months ended March 31, 2020 compared to the three months ended March 31, 2021 was primarily due to the change in the fair value of our preferred stock.

Comparison of the years ended December 31, 2019 and 2020

The following table summarizes our results of operations for the years ended December 31, 2019 and 2020:

	Year ended December 31,
(In thousands)	2019	2020	Change

Operating expenses:
Research and development	$9,746	$15,403	$5,657
General and administrative	612	1,502	890

Total operating expenses	10,358	16,905	6,547

Loss from operations	(10,358)	(16,905)	(6,547)

Other income (expense):
Change in fair value of preferred stock tranche rights	(1,567)	2,384	3,951
Other income (expense), net	116	(35)	(151)

Total other income (expense), net	(1,451)	2,349	3,800

Net loss	$(11,809)	$(14,556)	$(2,747)

Research and development expenses

The following table summarizes our research and development expenses for the years ended December 31, 2019 and 2020:

	Year ended December 31,
(In thousands)	2019	2020	Change

Direct research and development expenses by program:
NVL-520	$1,216	$4,583	$3,367
NVL-655	1,175	2,948	1,773
Discovery programs	4,758	3,835	(923)
Unallocated research and development expenses:
Personnel-related (including stock-based compensation)	1,712	3,024	1,312
Other	885	1,013	128

Total research and development expenses	$9,746	$15,403	$5,657

Research and development expenses were $9.7 million for the year ended December 31, 2019, compared to $15.4 million for the year ended December 31, 2020. The increase in direct research and development expenses related to NVL-520 of $3.4 million was primarily due to increased preclinical and manufacturing costs as we progressed NVL-520 from lead optimization to IND-enabling studies. The increase in direct research and development expenses related to NVL-655 of $1.8 million was primarily due to increased preclinical costs as we progressed NVL-655 from discovery to lead optimization. The decrease in direct research and development expenses related to our discovery programs of $0.9 million was primarily due to a decrease in biology and chemistry costs as we prioritized our focus on NVL-520 and NVL-655 in 2020. The increase in personnel-related expenses of $1.3 million was primarily due to an increase in employee headcount and increased stock-based compensation related to common stock issued to our scientific founder.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2019 were $0.6 million compared to $1.5 million for the year ended December 31, 2020. The increase in general and administrative expenses was primarily due to an increase in personnel-related costs of $0.5 million driven by compensation increases for general and administrative employees and increases in headcount, including the hire of a Chief Executive Officer during the year ended December 31, 2020. Professional and consultant fees also increased by $0.4 million.

Other income (expense)

Change in fair value of preferred stock tranche rights

The change in the fair value of our preferred stock tranche rights for the year ended December 31, 2019 compared to the year ended December 31, 2020 was primarily due to the change in the fair value of our preferred stock.

Liquidity and capital resources

Since our inception, we have incurred significant operating losses. We have not yet commercialized any of our product candidates and we do not expect to generate revenue from sales of any product candidates for the foreseeable future, if at all. To date, we have funded our operations primarily with proceeds from the sales of Series A and Series B convertible preferred stock and debt financing from stockholders. Through March 31, 2021, we had received gross proceeds of $52.2 million from sales of our convertible preferred stock (including proceeds from convertible notes, which converted into convertible preferred stock in 2018 and debt financing from stockholders, which was settled with convertible preferred stock in February 2021). As of March 31, 2021, we had cash of $14.4 million. In April 2021, we received gross proceeds of $135.0 million from our sale of Series B convertible preferred stock.

Cash flows

The following table summarizes our sources and uses of cash for each of the periods presented:

	Year ended December 31,		Three months ended March 31,
(In thousands)	2019	2020	2020	2021
Cash used in operating activities	$(9,639)	$(14,949)	$(2,995)	$(5,933)
Cash provided by financing activities	—	22,265	12,500	10,000

Net increase (decrease) in cash and cash equivalents	$(9,639)	$7,316	$9,505	$4,067

Operating activities

During the three months ended March 31, 2021, operating activities used $5.9 million of cash, resulting from our net loss of $6.8 million, partially offset by net non-cash charges of $0.7 million and net cash provided by changes in our operating assets and liabilities of $0.2 million. Net cash provided by changes in our operating assets and liabilities for the three months ended March 31, 2021 consisted of an increase in accounts payable and accrued expenses and other current liabilities of $0.6 million, partially offset by of an increase in other assets of $0.4 million.

During the three months ended March 31, 2020, operating activities used $3.0 million of cash, primarily resulting from the offset of net non-cash income of $8.4 million to our net income of $5.4 million.

During the year ended December 31, 2020, operating activities used $14.9 million of cash, resulting from our net loss of $14.6 million and net non-cash income of $1.7 million, partially offset by net cash provided by changes in our operating assets and liabilities of $1.3 million. Net cash provided by changes in our operating assets and liabilities for the year ended December 31, 2020 consisted primarily of an increase in accounts payable and accrued expenses and other current liabilities of $1.3 million.

During the year ended December 31, 2019, operating activities used $9.6 million of cash, resulting from our net loss of $11.8 million, partially offset by net non-cash charges of $1.6 million and net cash provided by changes in our operating assets and liabilities of $0.6 million. Net cash provided by changes in our operating assets and liabilities for the year ended December 31, 2019 consisted primarily of an increase in accounts payable and accrued expenses and other current liabilities of $0.7 million.

Changes in accounts payable, accrued expenses and other current liabilities and prepaid expenses and other current assets in all periods were generally due to growth in our business, the advancement of our research programs and the timing of vendor invoicing and payments.

Financing activities

During the three months ended March 31, 2021, net cash provided by financing activities was $10.0 million, consisting of proceeds from the issuance of our Series A convertible preferred stock.

During the three months ended March 31, 2020, net cash provided by financing activities was $12.5 million, consisting of proceeds from the issuance of our Series A convertible preferred stock.

During the year ended December 31, 2020, net cash provided by financing activities was $22.3 million, consisting of proceeds from the issuance of our Series A convertible preferred stock, partially offset by the issuance of a promissory note to our scientific founder.

Funding requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical and clinical activities and clinical trials for our product candidates in development. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. The timing and amount of our operating expenditures will depend largely on:

•

the initiation, progress, timing, costs and results of pre-clinical trials and clinical trials for our discovery programs and product candidates, including the planned advancement of NVL-520 and NVL-655 into clinical development;

•	the clinical development plans we establish for our product candidates;

•	the number and characteristics of product candidates that we discover and develop through our product discovery and research efforts;

•	the terms of any collaboration agreements we may choose to pursue;

•	the outcome, timing and cost of meeting regulatory requirements established by the FDA, the EMA and other comparable foreign regulatory authorities;

•	the cost of filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;

•	the cost of defending intellectual property disputes, including patent infringement actions brought by third parties against us;

•	the effect of competing technological and market developments;

•	the cost and timing of completion of commercial-scale outsourced manufacturing activities; and

•

the cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own.

As of March 31, 2021, we had cash of $14.4 million. In April 2021, we received gross proceeds of $135.0 million from the sale of Series B convertible preferred stock. We believe that the net proceeds from this offering, together with our existing cash, will enable us to fund our operating expenses, capital expenditure requirements and debt service payments through                . We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical product candidates, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on and could increase significantly as a result of many factors, including those listed above.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. We do not currently have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our research, product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Contractual obligations and other commitments

We lease certain office space in Cambridge, Massachusetts pursuant to a month-to-month lease. We enter into contracts in the normal course of business with our CDMOs, CROs and other third parties to support preclinical research studies and testing and other development activities. These contracts are generally cancelable by us.

Payments due upon cancellation consist only of payments for services provided or expenses incurred, including noncancelable obligations of our service providers, up to the date of cancellation.

Critical accounting policies and significant judgments and estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The preparation of our financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Accrued research and development expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our applicable personnel to identify services that have been performed on our behalf and estimating the level of services performed and the associated cost incurred for the services when we have not yet been invoiced or otherwise notified of actual costs. The majority of our service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advance payments. We make estimates of our accrued expenses as of each balance sheet date in the financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of the estimates with the service providers and make adjustments if necessary. Examples of estimated accrued research and development expenses include fees paid to:

•	vendors in connection with the preclinical development activities;

•	CROs in connection with preclinical and clinical studies and testing; and

•	CDMOs in connection with the process development and scale up activities and the production of materials.

We base the expense recorded related to contract research and manufacturing on our estimates of the services received and efforts expended pursuant to quotes and contracts with multiple CROs and CDMOs that conduct services and supply materials. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses. While the majority of our service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met, some require advance payments. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. We record these as prepaid expenses on our balance sheet.

Stock-based compensation

We measure stock options with service-based vesting granted to employees, non-employees and directors based on the fair value on the date of grant using the Black-Scholes option-pricing model. We measure restricted common stock awards using the difference between the purchase price per share of the award, if any, and the fair value of our common stock at the date of grant. Compensation expense for the awards is recognized over the requisite service period, which is generally the vesting period of the respective award. We use the straight-line method to record the expense of awards with only service-based vesting conditions. We account for forfeitures of share-based awards as they occur.

We classify stock-based compensation expense in our statements of operations and comprehensive income (loss) in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

Determination of fair value of common stock

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant, with input from management, considering our most recently available third-party valuations of common stock, and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Our common stock valuations were prepared using either an option pricing method (“OPM”) or a hybrid method, both of which used market approaches to estimate our enterprise value. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock. The hybrid method is a hybrid of the probability-weighted expected return method, or PWERM, and OPM, estimating the probability-weighted value across multiple scenarios, but using the OPM to estimate the allocation of value within one or more of the scenarios. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. These third-party valuations were performed at various dates, which resulted in valuations of our common stock of $0.11 per share as of March 31, 2019, $0.12 per share as of March 6, 2020, $0.16 per share as of August 3, 2020, $0.20 per share as of February 5, 2021, $1.28 per share as of April 27, 2021, $2.03 per share as of June 2, 2021 and $2.23 per share as of June 22, 2021. In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, including:

•	the prices at which we sold shares of preferred stock and the superior rights and preferences of the preferred stock relative to our common stock at the time of each grant;

•	the progress of our research and development programs, including the status and results of preclinical and clinical studies in our programs;

•	our stage of development and our business strategy;

•	external market conditions affecting the biotechnology industry and trends within the biotechnology industry;

•	our financial position, including cash on hand, and our historical and forecasted performance and operating results;

•	the lack of an active public market for our common stock and our preferred stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering (“IPO”), or sale of our company in light of prevailing market conditions;

•	the hiring of key personnel and the experience of management; and

•	the analysis of IPOs and the market performance of similar companies in the biotechnology industry.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different.

Once a public trading market for our common stock has been established in connection with the completion of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our common stock will be determined based on the quoted market price of our common stock.

Grants of stock-based awards

The following table sets forth by grant date the number of shares of restricted stock and shares subject to options granted between January 1, 2020 and July 6, 2021, the per share exercise price of the options, the fair value of common stock per share on each grant date, and the per share estimated fair value of the award:

Grant date	Number of shares subject to options granted	Per share exercise price of options	Per share fair value of common stock on grant date	Per share estimated fair value of options
January 30, 2020	289,534	$0.11	$0.11	$0.08
May 25, 2020	5,282,176	$0.12	$0.12	$0.08
December 15, 2020	1,974,147	$0.16	$0.16	$0.11
February 16, 2021	3,054,329	$0.20	$0.20	$0.14
April 29, 2021	10,070,973	$1.28	$1.28	$0.87
June 3, 2021	1,885,000	$2.03	$2.03	$1.37
June 22, 2021	545,000	$2.23	$2.23	$1.51

Valuation of Series A preferred stock tranche rights

Our Series A Preferred Stock Purchase Agreement provided the investor with the right and obligation to participate in subsequent closings of Series A convertible preferred stock upon the achievement of certain strategic milestones or as determined by the Series A investor. The Series A Tranche Rights met the definition of a freestanding financial instrument as the Series A Tranche Rights were legally detachable and separately exercisable from the Series A convertible preferred stock. The Series A Tranche Rights were initially classified as a liability and recorded at fair value. The Series A Tranche Rights were subject to revaluation at each balance sheet date until their exercise. Changes in fair value was included as a line item within other income (expense) in our statements of operations and comprehensive income (loss).

To value the Series A Tranche Rights, we utilized a scenario-based valuation analysis, which incorporated assumptions and estimates to value the Series A Tranche Rights and a probability assessment of the achievement of the milestones. We assessed these assumptions and estimates at the end of each reporting period as additional information impacting the assumptions were obtained, including the fair value per share of the underlying convertible preferred stock, the expected term of the Series A Tranche Rights, risk-free interest rate, expected dividend yield and expected volatility of the price of the underlying convertible preferred stock. We determined the fair value per share of the underlying convertible preferred stock by taking into consideration our most recent sales of our convertible preferred stock as well as additional factors that we deemed relevant. We historically have been a private company and lack company-specific historical and implied volatility information of our stock. Therefore, we estimated our expected stock volatility based on the historical volatility of a representative group of public companies in the biotechnology industry for the expected terms. The risk-free interest rate was determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the expected terms. We estimated a 0% dividend yield based on the expected dividend yield and the fact that we have never paid or declared dividends. We assessed the probabilities of achieving the milestones related to each tranche upon issuance and at the end of each reporting period. Probabilities ranged from 90.0% to 100.0% and expected terms ranged from 0.2 years to 1.6 years. As of December 31, 2019 and 2020, the fair value of our Series A convertible preferred stock was $0.46 per share and $0.53 per share, respectively. The Series A Tranche Rights were fully settled by March 31, 2021.

Off-balance sheet arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

Recently issued and adopted accounting pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our financial statements appearing elsewhere in this prospectus.

Emerging growth company and smaller reporting company status

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). We will remain an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (iv) the last day of the fiscal year ending after the fifth anniversary of our initial public offering. As a result of this status, we have taken advantage of reduced reporting requirements in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have elected to use the extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date on which we (i) are no longer an emerging growth company and (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We are also a “smaller reporting company” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation and other matters.

Business

Overview

We are a preclinical stage biopharmaceutical company focused on creating precisely targeted therapies for patients with cancer. We focus our discovery efforts on small molecule inhibitors of kinases, a class of cellular targets that can play a central role in cancer growth and proliferation. In particular, we focus on “clinically proven” kinase targets, or those for which therapies have been developed by others to target those kinases, and that such drugs have demonstrated sufficient clinical efficacy and safety data to be approved by the United States Food and Drug Administration, or FDA, or similar regulatory agency and are established and used in the clinical setting. We leverage our team’s deep expertise in chemistry and structure-based drug design to develop innovative small molecules that are designed to overcome the limitations of those existing therapies. These limitations can include kinase resistance, or the emergence of new mutations in the kinase target that can enable resistance to existing therapies, kinase selectivity, or the potential for existing therapies to inhibit other structurally similar kinase targets and lead to off-target adverse events, and limited brain penetrance, or the ability for the therapy to treat disease that has spread or metastasized to the brain. By prioritizing target selectivity, we believe our drug candidates have the potential to overcome resistance, minimize adverse events, optimize brain penetrance to address brain metastases, and drive more durable responses. We are advancing a robust pipeline of product candidates with parallel lead programs in cancers driven by genomic alterations in the ROS1 and ALK kinases (i.e., ROS1-positive and ALK-positive, respectively), along with multiple discovery-stage research programs. All of our programs are currently preclinical, and we plan to initiate our first clinical trial in the second half of 2021.

Our first lead product candidate, NVL-520, is a brain-penetrant ROS1-selective inhibitor, designed to inhibit wild-type ROS1 fusions and remain active in the presence of mutations conferring resistance to approved and investigational ROS1 inhibitors. We have submitted an IND for NVL-520 and, subject to such submission taking effect, plan to initiate a first-in-human clinical trial investigating NVL-520 in ROS1-positive non-small cell lung cancer (“NSCLC”) and other advanced solid tumors in the second half of 2021. We have designed our planned first-in-human trial for NVL-520 as a “Phase 1/2 trial” under a combined clinical trial protocol, which includes both a Phase 1 and Phase 2 portion. The Phase 1 dose escalation portion has the potential to transition directly into a Phase 2 multiple cohort expansion portion once a safe and tolerable dose is determined as the recommended Phase 2 dose (“RP2D”). We also plan to conduct an End of Phase 1 meeting with the FDA. Our second lead product candidate, NVL-655, is a brain-penetrant ALK-selective inhibitor, designed to inhibit wild-type ALK fusions and remain active in the presence of mutations conferring resistance to first-, second-, and third-generation ALK inhibitors. IND-enabling studies are ongoing and initiation of a first-in-human clinical trial investigating NVL-655 in ALK-positive NSCLC and other advanced cancers is planned for the first half of 2022.

Within the past decade, the increase in the utilization of cancer genomic profiling has resulted in the identification of specific genomic alterations, such as ROS1 fusions and ALK fusions, that can drive the growth and proliferation of a tumor. The successful development of targeted therapies matched to individual genomic alterations has given rise to the current era of precision oncology, where treatment decisions driven by the genomic profile of a patient’s cancer are increasingly becoming the standard of care.

In particular, kinase inhibitors have fueled the targeted therapy revolution and remain at the leading edge of precision oncology. However, the clinical utility of currently approved kinase inhibitors is limited by three key challenges: kinase resistance, kinase selectivity, and, for some tumor types, limited central nervous system (“CNS”) activity.

Our approach is to create innovative molecular structures and nominate product candidates that have the potential to overcome the limitations of existing therapies for clinically proven kinase targets. Our structures are designed to precisely engage the target kinase and remain active in tumors that have developed resistance, enabling our product candidates to treat both the original tumor and tumors with emergent resistance mutations. In addition, we prioritize structures that are highly selective for their target kinases in order to minimize adverse events and drive durable responses. Where appropriate, we optimize for brain penetrance to improve treatment options for patients with brain metastases.

By addressing the limitations of existing therapies, we believe our programs have the potential to drive deeper, more durable responses with minimal adverse events. We believe these potential benefits will support opportunities for clinical utility earlier in the treatment paradigm.

Our approach

Our approach is built on three core principles:

•

Patient-driven focus.    We prioritize therapeutic targets where patient needs and limitations of existing therapies can be identified and characterized in partnership with physician-scientists. Leveraging our team’s deep expertise and experience in drug discovery, we translate those medical insights into detailed target product profiles with well-defined selection criteria to ensure that our product candidates are purpose-built to address specific and current medical needs.

•

Deep expertise in chemistry and structure-based drug design to achieve precise selectivity (“Threading the needle”).    We prioritize exquisite target selectivity in the design of our molecules to precisely meet the selection criteria we have pre-defined in our target product profiles. Leveraging our team’s deep expertise in chemistry and structure-based drug design, we ‘thread the needle’ to navigate competing molecular challenges and develop innovative small molecules that have the potential to overcome resistance, minimize adverse events, optimize CNS activity, and drive more durable responses.

•

Efficient drug discovery and development.    We prioritize programs that may leverage our pipeline discovery and development efforts and experience, with a specific focus on clinically proven kinase targets, in order to bring our therapies to patients as soon as possible. Building on existing discovery tools and processes for the investigation of clinically proven kinase targets, we further leverage our team’s deep experience in the advancement of oncology product candidates from nomination through clinical development, as well as potential opportunities for accelerated regulatory pathways, to achieve an efficient approach to drug discovery and development.

Our approach has enabled us to identify two product candidates in two years, and we expect to deliver two more product candidates in the next two years. With the continued increase in the adoption of kinase inhibitors as the standard of care across a broadening set of indications, we believe that opportunities to apply our established approach of efficient drug discovery and development will continue to grow.

Our programs

We are currently advancing two parallel lead programs in addition to multiple early-stage discovery programs as summarized in Figure 1 below. We hold worldwide development and commercialization rights to our product candidates.

Figure 1. Our pipeline of kinase inhibitor product candidates

NVL-520 (ROS1-Selective inhibitor)

The ROS1 kinase is a clinically proven target in oncology, with two therapies that target the ROS1 kinase that have received FDA marketing approval for the treatment of ROS1-positive NSCLC: crizotinib, a dual ROS1/ALK inhibitor marketed by Pfizer, and entrectinib, a dual ROS1/TRK inhibitor marketed by Roche and its partners. We believe NVL-520 is a differentiated product candidate for patients with advanced NSCLC driven by a ROS1 fusion (i.e., ROS1-positive). NVL-520 is a brain-penetrant ROS1-selective inhibitor designed to remain active in tumors that have developed resistance to currently available ROS1 inhibitors, including tumors with the prevalent G2032R resistance mutation and those with the S1986Y/F, L2026M, or D2033N resistance mutations. We optimized NVL-520 for brain penetrance to potentially improve treatment options for patients with brain metastases. Importantly, we observed that NVL-520 selectively inhibits ROS1 over the structurally related tropomyosin receptor kinase (“TRK”) family to potentially avoid TRK-related CNS adverse events seen with dual TRK/ROS1 inhibitors and drive more durable responses for patients with ROS1-mutant variants. We have submitted an IND for NVL-520 with the FDA, which may take effect 30 calendar days after the FDA receives the IND, unless the FDA notifies us that clinical trials may begin earlier or that the planned clinical trials are subject to a clinical hold. Subject to such submission taking effect, we plan to initiate the Phase 1 portion of a Phase 1/2 clinical trial investigating NVL-520 in ROS1-positive NSCLC and other advanced solid tumors in the second half of 2021.

NVL-655 (ALK-Selective inhibitor)

The ALK kinase is a clinically proven target in oncology, with five therapies that target the ALK kinase that have received FDA marketing approval for the treatment of ALK-positive NSCLC: crizotinib, marketed by Pfizer, ceritinib, marketed by Novartis, alectinib, marketed by Roche, brigatinib, marketed by Takeda, and lorlatinib, marketed by Pfizer. We believe NVL-655 is a differentiated product candidate for patients with advanced NSCLC driven by an ALK fusion (i.e., ALK-positive). NVL-655 is a brain-penetrant ALK-selective inhibitor designed to remain active in tumors that have developed resistance to first-, second-, and third-generation ALK inhibitors, including tumors with the G1202R resistance mutation or compound resistance mutations G1202R/L1196M

(“GRLM”), G1202R/G1269A (“GRGA”), or G1202R/L1198F (“GRLF” and, together with GRLM and GRGA, “G1202R+”). We optimized NVL-655 for brain penetrance and ALK selectivity to potentially improve treatment options for patients with brain metastases and avoid CNS adverse events related to off-target inhibition of the structurally related TRK family. IND-enabling studies are ongoing and, subject to discussions with and feedback from the FDA, initiation of the Phase 1 portion of a Phase 1/2 clinical trial investigating NVL-655 in ALK-positive NSCLC and other advanced cancers is planned for the first half of 2022.

Discovery programs

In addition to our lead programs, we have prioritized a number of additional small molecule research programs following assessment of medical need, including a second ALK inhibitor program designed to address emerging compound resistance mutations and a HER2 Exon 20 insertions program. Our key discovery programs are summarized below:

ALK IXDN

The ALK I1171X (X = N, S, or T) / D1203N (“IXDN”) compound mutations are emerging mutations that confer resistance to all available ALK inhibitor therapies for NSCLC. For patients treated with current first-line standard of care alectinib, the most prevalent ALK drug-resistance mutations are G1202R and I1171X. Following second-line treatment with lorlatinib, IXDN compound mutations have been observed. There are no approved therapies for the treatment of NSCLC with IXDN compound mutations. We are advancing toward a novel, selective, brain-penetrant ALK inhibitor designed to remain active in tumors harboring IXDN compound resistance mutations. We expect to nominate a product candidate in 2022.

HER2 Exon 20 insertions

Mutations in human epidermal growth factor receptor 2 (“HER2” or “ERBB2”) occur in up to 4% of metastatic NSCLCs, with in-frame deletions, insertions, or duplications in exon 20 accounting for 90% of cases (collectively “HER2 Exon 20 Insertions”). Approximately 20% of patients with HER2 mutant NSCLC present with brain metastases, with the percentage increasing upon treatment. There are no approved targeted therapies for NSCLC patients with HER2 Exon 20 Insertions. We are advancing toward a novel, selective, brain-penetrant HER2 inhibitor to treat patients with HER2 Exon 20 Insertions, including those with brain metastases, and to minimize adverse events and dose-limiting toxicities related to off-target inhibition of HER2 family member epidermal growth factor receptor (“EGFR”). We expect to nominate a product candidate in 2022.

Our team

We have assembled a management team of biopharmaceutical industry veterans with extensive experience in developing novel oncology therapies from research through commercialization. Our team is led by our Chief Executive Officer, James R. Porter, Ph.D, who has over 19 years of experience, including at Infinity Pharmaceuticals, Inc. and Verastem Oncology. Our Chief Financial Officer, Alexandra Balcom, M.B.A., C.P.A., has over 15 years of industry experience and was previously at SQZ Biotechnologies Company and Agios Pharmaceuticals, Inc. Our Chief Medical Officer, Christopher D. Turner, M.D., has over 20 years of experience in drug development, including at ARIAD Pharmaceuticals, Inc. and Blueprint Medicines Corporation. Our Chief Legal Officer, Deborah Miller, Ph.D, J.D., has over 20 years of legal experience managing the entire pharmaceutical lifecycle from early discovery through litigation, including at Sumitomo Dainippon Pharma America, Inc. and Infinity Pharmaceuticals, Inc. Our Senior Vice President of Product Development & Regulatory Affairs, Darlene Noci, A.L.M., has over 20 years of experience in global drug development in rare diseases and oncology, including at Genzyme Corporation and EMD Serono, the North America biopharma business of Merck KgaA, Darmstadt, Germany.

Our seasoned leadership team has broad experience at both large global organizations, including C.H. Boehringer Sohn AG & Ko. KG, Pfizer Inc. (“Pfizer”), Sanofi S.A., EMD Serono, GlaxoSmithKline plc, and BeiGene, Ltd., as well as established biotech companies, including Infinity Pharmaceuticals, Inc., Agios Pharmaceuticals Inc., Blueprint Medicines Corporation, and ARIAD Pharmaceuticals, Inc. Together, our leadership team has contributed directly to the regulatory approval of 11 therapies, including five kinase inhibitors, nine oncology therapeutics, and nine small molecules: CLOLAR® /Evoltra® (clofarabine), FABRAZYME® (agalsidase beta), COPIKTRA® (duvelisib), BRUKINSA® (zanubrutinib), MOZOBIL® (plerixafor injection), BAVENCIO® (avelumab), TIBSOVO® (ivosidenib tablets), TIVICAY® (dolutegravir), ICLUSIG® (ponatinib), GAVRETO™ (pralsetinib), and ALUNBRIG® (brigatinib).

Our discovery approach leverages the experience and ongoing support of our scientific founder and head scientific advisor Matthew Shair, Ph.D, Professor of Chemistry and Chemical Biology at Harvard University. In leading his laboratory at Harvard, Dr. Shair has integrated organic chemistry, human disease biology, and drug development to focus on the development of novel small molecule therapeutics, and he has developed ways to efficiently assemble complex small molecules.

Our scientific advisors include additional researchers who publish widely cited research on topics relevant to the study and treatment of cancer, lead clinical units at experienced precision medicine cancer centers in the United States, and are actively involved in our drug development process and programs. Our strong scientific advisory board includes Matthew Shair, Ph.D (Head Scientific Advisor), Michael Meyers, M.D., Ph.D (Clinical Advisor), Pasi Jänne, M.D., Ph.D (Clinical Advisor); Ross Camidge, M.D., Ph.D (Clinical Advisor), Aaron Hata, M.D., Ph.D (Translational Research Advisor), Nancy Kohl, Ph.D (Translational Research Advisor) and Alexander Drilon, M.D. (Clinical Advisor).

Since our founding, we have raised over $185 million from a sophisticated group of life sciences investors, including Deerfield, Bain Capital Life Sciences, and Fidelity Management and Research Company LLC.

Our values

Our three core values are:

•	Patient Impact. We care deeply about what we are building to change the future for patients.

•	Empowerment. We are all responsible for delivering on our mission to develop new medicines for patients: listen, speak up, engage.

•	Collaboration. We know that we are better together and thrive when we challenge each other to find a better way for patients.

Our strategy

Our goal is to be a leading biopharmaceutical company that translates our deep expertise in structure-based drug design to create novel, selective therapeutics that enable durable responses for patients with cancer. The key elements of our strategy include:

•

Build upon the differentiated profile and encouraging preclinical data of our first lead product candidate, a ROS1-selective inhibitor (NVL-520), to advance it through clinical development and regulatory approval.     We believe that NVL-520 is positioned to be a differentiated inhibitor of ROS1 based on its activity against wild-type ROS1 fusions and key resistance mutations, selectivity over other kinases associated with adverse events and dose-limiting toxicities, and activity in the CNS to address brain metastases. We believe that these characteristics may position NVL-520 to deliver a favorable tolerability profile and more robust anti-tumor response than existing ROS1 inhibitors. We have submitted an IND for NVL-520 with the FDA and, subject to such submission taking effect, we plan to initiate the Phase 1 portion of a Phase 1/2 clinical trial in the second half of 2021 in ROS1-positive NSCLC and other advanced solid tumors. Pending supportive data, we plan to engage with regulators to discuss whether we may qualify for any expedited drug development pathways.

•

Advance our second lead product candidate, a differentiated ALK-selective inhibitor (NVL-655), through clinical development and regulatory approval.    We designed NVL-655 to have a compelling product profile with activity against wild-type ALK fusions and drug-resistant mutations in ALK-driven tumors, selectivity over other kinases associated with adverse events and dose-limiting toxicities, and activity in the CNS to address brain metastases. We believe that these characteristics may position NVL-655 to be a differentiated ALK inhibitor that may deliver a favorable tolerability profile and more robust anti-tumor response than existing therapies. IND-enabling studies are ongoing, and subject to discussions with and feedback from the FDA, we plan to design a Phase 1/2 clinical trial investigating NVL-655 in ALK-positive NSCLC and other advanced cancers, the Phase 1 portion of which we plan to initiate in the first half of 2022. Pending supportive data, we plan to engage with regulators to discuss whether we may qualify for any expedited drug development pathways.

•

Continue to partner with physician-scientists to characterize current and emerging medical needs for patients and the limitations of existing therapies.    We prioritize clinically proven kinase targets where clear remaining or emerging medical needs for patients can be defined by our physician-scientist partners, and where we believe those needs can be addressed through the design of a highly selective small molecule inhibitor. Combining clinical insight with our drug design capabilities and our development expertise, we seek to meet real-world medical needs through the development of detailed product profiles and well-defined selection criteria. We believe this approach maximizes our opportunity to address the challenges of existing therapies and develop molecules that achieve deep, durable responses with minimal adverse events.

•

Progress our discovery stage programs, ALK IXDN and HER2 Exon 20 Insertions, while continuing to expand our pipeline of precisely targeted novel product candidates.    Our approach has enabled us to identify two product candidates in two years, and we expect to deliver two more product candidates in the next two years. We prioritize clinically proven kinase targets where the design of exquisitely selective inhibitors may overcome challenges of existing therapies including kinase resistance, kinase selectivity, and limited CNS activity. We have identified a number of additional small molecule research programs following assessment of medical need, including a second ALK inhibitor program designed to address emerging compound resistance mutations and a program for HER2 Exon 20 Insertions. We intend to develop product candidates as monotherapy treatment and may also strategically pursue the development of synergistic combinations.

•

Commercialize our product candidates in key geographies and opportunistically pursue strategic partnerships to maximize the full potential of our pipeline.    We retain full development and worldwide commercialization rights to our pipeline of precisely targeted therapies. We intend to build a fully integrated biopharmaceutical company and independently pursue the development and commercialization of our key product candidates, if approved. In the future, we may enter into strategic partnerships around certain targets, product candidates, disease areas, or geographies, if we believe these collaborations could accelerate the development and commercialization of our product candidates and allow us to realize the full potential of our pipeline.

Background

Cancer is a group of diverse diseases defined by aberrant cell growth and proliferation of abnormal cells. The initiation of cancer can occur when the tightly regulated balance of healthy cell homeostasis is disrupted through a variety of mechanisms, including genomic alterations that lead to dysregulation of key cellular functions.

Historically, cancers were classified by their tissue of origin and stage of clinical progression. However, the advent and increasing adoption of genomic profiling for tumors has enabled expansion of this classification to include recognition of the different molecular origins of cancer. We now understand that tumors, even those arising at different sites throughout the body, often bear genomic alterations in a recurring subset of cancer-associated genes, referred to collectively as “oncogenes,” that often express signaling proteins for cell proliferation and survival. Furthermore, a subset of these genomic alterations that affect oncogenes appear to be critical drivers of cancer initiation and growth and are therefore referred to as “driver alterations.” The ability to identify driver alterations within a tumor and the successful development of targeted therapies against them has given rise to the current era of precision oncology, where treatment decisions driven by the genomic profile of a patient’s cancer are increasingly becoming the standard of care.

The genes encoding for kinases represent a key category of oncogenes in which driver alterations have been identified and successfully targeted. Kinases are enzymes that regulate the biological activity of proteins, including critical cellular functions such as metabolism, cell cycle regulation, survival, and differentiation, and are subcategorized by the protein residue on which they act (e.g., tyrosine, serine, or threonine). Genomic alterations impacting kinase function can be oncogenic, as dysregulation of key cellular functions can cause normal cells to transform to cancer cells. Cancer cells can be highly dependent on these oncogenic kinase alterations for survival, a concept known as oncogene addiction. As a result, in tumors where an oncogenic driver alteration in a kinase oncogene can be identified, kinase inhibition is a rational and proven approach to disrupt oncogene addiction and lead to arrested cellular growth and proliferation in a targeted manner.

Since the FDA approval of the first targeted kinase inhibitor in 2001, there has been exponential focus on the development of kinase inhibitors for the treatment for cancer. As of May 2021, there were 63 kinase inhibitors approved by the FDA to treat patients with cancer and 32 of these approvals have occurred since 2017. The majority of the currently approved kinase inhibitors are small molecules that target tyrosine kinases and are referred to as tyrosine kinase inhibitors (“TKIs”). The success of TKIs and other kinase inhibitors in oncology is driven by observed clinical benefit, as many patients with tumors driven by oncogenic kinases have demonstrated rapid and measurable tumor shrinkage when treated with a corresponding targeted kinase inhibitor. As a result of their clinical impact, the worldwide sales of small molecule kinase inhibitors in oncology were reported to be $40 billion in 2020 and are estimated to grow to more than $80 billion by 2026.

Limitations of kinase inhibitors

Kinase inhibitors have fueled the targeted therapy revolution and remain at the leading edge of precision oncology. Although advancements in precision oncology have improved outcomes for patients, many patients who initially respond to kinase inhibitors develop resistance to treatment, experience treatment-limiting adverse events, or develop brain metastases that may not be controlled by their initial therapy. This highlights the opportunity for better genomically-driven therapeutics that can overcome kinase resistance, improve kinase selectivity, and, for some tumor types, improve activity in the CNS.

The kinase resistance problem

A common feature of a cancer cell is its ability to gain new mutations in order to sustain its continuous oncogenic signaling and fuel its growth and proliferation. While treatment with currently available kinase inhibitors may provide an initial therapeutic effect, it often results in the emergence of cancer cells harboring new mutations in the kinase target. These new mutations can change the shape and the chemical properties of the kinase binding pocket, resulting in resistance to therapy. For example, “solvent-front” mutations occur in the solvent-exposed region of the kinase binding pocket where an inhibitor is traditionally designed to fit. Mutations in this solvent-exposed region often cause physical changes to the pocket that disrupt the ability of the kinase inhibitor to bind to its target, leading to the loss of response to the therapy and disease progression. A majority of patients with advanced or metastatic cancer who initially respond to targeted therapies are estimated to eventually develop acquired resistance.

Compounds that are designed to address known resistance mutations to currently approved kinase inhibitors could lead to more durable responses and advance earlier in the treatment paradigm. As an example, the EGFR inhibitor osimertinib was originally developed to treat NSCLC patients that have progressed on first generation inhibitors gefitinib or erlotinib and have developed EGFR T790M, a resistance mutation. Osimertinib was subsequently compared to gefitinib or erlotinib in first-line EGFR NSCLC and demonstrated a statistically significant improvement in progression free survival, attributed in part to preventing the emergence of the EGFR T790M resistance mutation. Today, osimertinib has supplanted the first-generation kinase inhibitors as the standard of care for this patient population. Likewise, the BCR-ABL inhibitor nilotinib was initially approved for the treatment of patients with chronic myelogenous leukemia (“CML”) who were resistant or intolerant to the first-generation inhibitor imatinib, and was subsequently approved for the treatment of newly diagnosed patients.

The kinase selectivity problem

The drug binding sites of different kinases are often very similar in structure, making it challenging to design molecules that uniquely inhibit a single specific target at therapeutic doses. The similarities between kinases often leads to off-target inhibition, which may contribute to adverse events, dose-limiting toxicities, and insufficient on-target inhibition, ultimately decreasing the duration of clinical response.

Compounds that are designed with greater selectivity could improve tolerability, lead to more durable responses, and advance earlier in the treatment paradigm. As an example, in separate clinical trials, the RET-selective inhibitor selpercatinib demonstrated more than twice the response rate and median duration of response in a RET fusion-positive NSCLC patient population compared to the multi-kinase inhibitor, cabozantinib. In another example, clinical adoption of the multi-kinase inhibitor ponatinib for CML patients is limited due to off-target vascular adverse events. Ponatinib is not recommended for first-line use despite demonstrating activity against the BCR-ABL T315I mutation that confers resistance to all first-line agents, including imatinib. This highlights the importance of addressing both kinase resistance and kinase selectivity in parallel to maximize potential opportunities for more durable responses and to advance earlier in the treatment paradigm.

The brain penetration problem

Patients with oncogenic alterations in kinases often present with or develop brain metastases. Approximately 200,000 brain metastases are diagnosed annually in the United States, accounting for 20% of cancer deaths. Across tumor types, lung cancers and breast cancers constitute the majority of brain metastases. Among lung cancer patients with brain metastases, up to 25% of patients exhibit brain metastases at diagnosis, up to another 50% during the course of disease, and even more at the time of autopsy. Overall, patients presenting with metastatic brain cancer have a poor prognosis with median survival of approximately two months, which may be due to the poor blood-brain barrier (“BBB”) permeability of currently available therapies.

The growing incidence and unfavorable prognosis of patients with brain metastases highlight the need for therapies that penetrate the BBB to control or prevent disease in the brain. To address the needs of patients presenting with or at risk of developing brain metastases, drug designs must be optimized for structural and physical properties that allow passage through the BBB while also meeting the challenges of kinase resistance to ensure target engagement in the brain, and kinase selectivity to avoid off-target CNS adverse events.

Our approach

We aim to create precisely targeted therapies for patients with cancer, designed to overcome the limitations of existing therapies for clinically proven kinase targets. By addressing the limitations of existing therapies, we believe our programs have the potential to drive deeper, more durable responses with minimal adverse events. These potential benefits may also support opportunities for clinical utility earlier in the treatment paradigm.

Our approach is built on three core principles:

•

Patient-driven focus.    We prioritize therapeutic targets where patient needs and limitations of existing therapies can be identified and characterized in partnership with physician-scientists. Leveraging our team’s deep expertise and experience in drug discovery, we translate those medical insights into detailed target product profiles with well-defined selection criteria to ensure that our product candidates are purpose-built to address specific and current medical needs.

•

Deep expertise in chemistry and structure-based drug design to achieve precise selectivity (“Threading the needle”).    We prioritize exquisite target selectivity in the design of our molecules to meet the selection criteria we have pre-defined in our target product profiles. Leveraging our team’s deep expertise in chemistry and structure-based drug design, we ‘thread the needle’ to navigate competing molecular challenges and develop innovative small molecules that have the potential to overcome resistance, minimize adverse events, optimize CNS activity, and drive more durable responses.

•

Efficient drug discovery and development.    We prioritize programs that may leverage our pipeline discovery and development efforts and experience, with a specific focus on clinically proven kinase targets, in order to bring our therapies to patients as soon as possible. Building on existing discovery tools and processes for the investigation of clinically proven kinase targets, we further leverage our team’s deep experience in the advancement of oncology product candidates from nomination through clinical development, as well as opportunities for accelerated regulatory pathways, to achieve an efficient approach to drug discovery and development.

Our approach has enabled us to identify two product candidates in two years, and we are on track to deliver two more product candidates in the next two years. With the continued increase in the adoption of kinase inhibitors as standard of care across a broadening set of indications, we believe that opportunities to apply our established model of efficient drug discovery and development will continue to grow.

Patient-driven focus

Our goal is to benefit patients, and that is where our process begins. We partner with physician-scientists to assess current and emerging patient needs across potential therapeutic targets. We prioritize clinically proven kinase targets where we believe those needs can be addressed through the design of a highly selective small molecule kinase inhibitor.

Through the combination of clinical insights and our internal drug design and development expertise, we anchor each development program with a detailed target product profile that includes well-defined selection criteria informed by real-world medical needs. Key recurring challenges informing our target product profiles include kinase resistance, kinase selectivity, and limited CNS activity. By aligning with our physician-scientist partners on both the medical needs and target product profile from the beginning, we believe we are able to clearly define the criteria required for molecules that may achieve deep, durable responses with minimal adverse events for patients.

Deep expertise in chemistry and structure-based drug design to achieve precise selectivity (“threading the needle”)

We harness our team’s deep expertise in chemistry and structure-based drug design to develop product candidates that specifically meet our pre-defined target product profiles with potential to become differentiated therapies that can advance to earlier lines of treatment. This requires the design of innovative structures that are able to ‘thread the needle’ between achieving high affinity for the kinase target of interest, including drug-resistant variants, while avoiding off-target kinases, in the CNS or in the periphery, associated with dose-limiting toxicities. We believe our purpose-built product candidates have the potential to concurrently address the challenges of kinase resistance, kinase selectivity, and brain penetration.

Addressing kinase resistance

In addition to selectively inhibiting the wild-type kinase, our product candidates are designed to remain active even in the presence of structural changes arising from resistance mutations. This allows our product candidates to potentially treat both the original tumor and tumors with emergent resistance mutations. Figure 2 below illustrates how the unique design of our product candidates may address the challenge of kinase resistance by continuing to bind target kinases, despite structural changes.

Figure 2. Our ability to address the kinase resistance problem

Addressing kinase selectivity

Many kinases are structurally similar, increasing the potential for off-target binding and related adverse events. We pursue innovative small molecules that can exploit subtle, structural differences across closely related kinases. By prioritizing selectivity, we are able to design inhibitors that have a high affinity for their target kinase relative to other, off-target kinases in order to minimize adverse events and drive durable responses, as illustrated in Figure 3 below.

Figure 3. Our ability to address the kinase selectivity problem

Addressing brain penetration

We pursue product candidates with optimal physical-chemical properties to pass through the BBB, limit recognition by efflux transporters that can actively pump out drug molecules, and reach clinically efficacious concentrations in the brain. Our molecules are designed to achieve these properties while retaining the ability to address kinase resistance to ensure target inhibition, and exquisite kinase selectivity to avoid off-target CNS adverse events.

In summary, we believe a core aspect of our differentiation is the ability to navigate competing molecular challenges in the design of innovative small molecules that address multiple limitations of currently existing therapies to overcome resistance, minimize adverse events, optimize CNS activity, and drive more durable responses. We believe that this ability not only allows us to clearly define an addressable market opportunity, but also provides us with the possibility to move into earlier lines of treatment.

Efficient drug discovery and development

We believe our approach may enable us to develop drugs with an increased probability of clinical success while potentially reducing the cost and risk of drug discovery and development.

We prioritize clinically proven kinase targets in well-defined patient populations, to leverage existing tools and processes for the investigation of clinically proven kinase targets to advance drug discovery and development in an efficient manner. Prior clinical experience with approved inhibitors provides increased confidence in observing early objective measures of tumor responses that could inform the pursuit of an expedited development path. Moreover, learnings from earlier generations of kinase inhibitors may be leveraged to accelerate patient identification and enrollment in clinical trials.

We streamline the discovery process through clear, pre-defined selection criteria within our target product profiles. Once we have developed product candidates that meet these criteria, we continue to advance our programs with discipline and focus our resources on opportunities with the greatest potential for immediate impact.

We have designed our planned clinical trials to efficiently advance clinical development of our product candidates. Pending supportive data, we plan to engage regulators about expedited drug development pathways, such as Fast Track designation, Breakthrough Therapy designation, Priority Review designation and other collaborative mechanisms. We believe the profile of our product candidates may allow us to develop breakthrough therapies that have the potential to drive more durable responses and to advance earlier in the treatment paradigm.

Our ROS1 program, NVL-520

Overview

NVL-520 is a differentiated oral small molecule ROS1-selective inhibitor, which we are evaluating for the treatment of ROS1-positive NSCLC and other advanced solid tumors.

We designed NVL-520 to overcome several limitations observed with currently available ROS1 inhibitors. Our preclinical data demonstrates that NVL-520 can inhibit both wild-type ROS1 fusions and ROS1 fusions that have developed key resistance mutations, including G2032R. In addition, in vitro and in vivo studies of NVL-520 have demonstrated its ability to penetrate the brain as well as its superior selectivity for ROS1 over off-target kinases, including the TRK family of kinases, which could help minimize toxicity demonstrated by currently available therapies and therapies in development. We believe this preclinical profile suggests the potential for NVL-520 to be a differentiated ROS1-selective inhibitor that may be able to move earlier in the treatment paradigm.

We have submitted an IND for NVL-520 with the FDA, which may take effect 30 calendar days after the FDA receives the IND, unless the FDA notifies us that clinical trials may begin earlier or that the planned clinical trials are subject to a clinical hold. Subject to such submission taking effect, we plan to initiate the Phase 1 portion of a Phase 1/2 clinical trial investigating NVL-520 in ROS1-positive NSCLC and other advanced solid tumors in the second half of 2021.

Background and limitations of current ROS1 therapies

ROS1 is an oncogene that encodes the receptor tyrosine kinase ROS1, which can be aberrantly activated by gene rearrangement to drive tumor cell proliferation, survival, and metastasis. In NSCLC, ROS1 rearrangements leading to constitutively active ROS1 fusions (e.g., CD74-ROS1 fusion) are detected in up to 3% of patients. At the time of diagnosis, up to 40% of these patients present with accompanying brain metastases. Beyond NSCLC, ROS1 rearrangements have also been reported across a wide range of solid tumors as well as in some lymphomas.

As of May 2021, currently available ROS1 inhibitors include the FDA-approved therapies crizotinib and entrectinib. In addition, investigational therapies lorlatinib and repotrectinib are both in active clinical development for ROS1-positive NSCLC. Although these therapies have the potential to improve the lives and outcomes for many patients with ROS1-positive NSCLC, many patients still progress. This highlights the significant remaining challenges, including:

1.	Resistance mutations. Secondary kinase domain mutations in ROS1 can confer resistance to and limit the clinical effectiveness of currently available inhibitors. It is estimated that approximately 41% of patients who progress on crizotinib harbor the ROS1 G2032R ‘solvent-front’ mutation, suggesting a significant population in need of effective therapy. The ROS1 G2032R mutation has also been reported to confer resistance to entrectinib and lorlatinib. Additional, less prevalent crizotinib resistance mutations include the S1986Y/F, D2033N, and ‘gatekeeper’ L2026M mutations.

2.	Selectivity. Treatment-related CNS adverse events associated with off-target kinase inhibition, specifically TRK, have been observed with entrectinib, repotrectinib, and lorlatinib. Reported TRKB-related adverse events for these brain-penetrant TRK inhibitors include cognitive impairment, mood disorders, sleep disturbances, dizziness, ataxia, and weight gain. Figure 4 below highlights the various CNS-related safety implications associated with inhibition of TRK in the CNS.

3.	Poor brain penetration. Improved options are needed to treat patients with brain metastases, as clinical effectiveness of crizotinib is limited due to its poor brain penetration. Up to 40% of newly diagnosed patients with ROS1-positive NSCLC have brain metastases and there is an increased incidence of brain metastases in patients that progress on ROS1 inhibitors.

Figure 4. Safety implications of TRK inhibition

Target selection & target product profile development: ROS1

Based on the identified limitations, we believe there is a significant medical need for therapeutic agents that could overcome these obstacles, and ultimately provide more durable anti-tumor activity for patients with ROS1-positive cancers.

We have defined, in collaboration with our physician-scientist partners, the following product profile for a ROS1 inhibitor that would address current clinical needs and the limitations of available therapies, and potentially support utility earlier in the treatment paradigm. These criteria include:

•	Activity against wild-type ROS1 fusions, an oncogenic driver. Inhibition of wild-type ROS1 fusions is necessary to treat newly diagnosed patients with ROS1-positive cancers.

•

Activity against resistance mutations to address the medical need and enable more durable responses.    Currently, none of the available ROS1 inhibitors adequately address the full spectrum of reported resistance mutations. An inhibitor that can retain activity in the presence of known treatment-emergent resistance mutations presents a potential treatment option for previously treated ROS1-positive

NSCLC patients. Moreover, by delivering more effective coverage of known ROS1 resistant variants, this novel compound could limit the appearance of these resistance mutations and lead to more durable responses in earlier lines of therapy.

•

Avoid inhibition of TRK (TRK sparing) to reduce CNS toxicity.    TRK inhibition could be the driver behind many of the CNS adverse events observed with brain-penetrant dual TRK/ROS1 inhibitors. Avoiding TRK inhibition may thereby reduce CNS adverse events, minimize dose-limiting toxicities, and enable better target coverage of wild-type ROS1 fusions and ROS1 resistant variants.

•

Avoid inhibition of other off-target kinases to reduce toxicity.    Selective inhibition of only ROS1 may further minimize dose-limiting toxicities and enable better target coverage of wild-type ROS1 fusions and ROS1 resistant variants.

•

Optimized brain penetration to effectively treat patients with brain metastases.    Approximately 30% of ROS1-positive NSCLC patients have brain metastases at diagnosis. Inadequate brain penetration has significant limitations for crizotinib, which is not efficacious for brain metastases; up to 55% of patients who have disease progression following crizotinib have brain metastases. Although entrectinib has better brain penetration than crizotinib, it has unfavorable CNS toxicities. A brain-penetrant ROS1-selective inhibitor that can avoid CNS adverse events is a needed treatment option for patients with ROS1-positive tumors presenting with or at risk of brain metastases.

Our solution: NVL-520, a ROS1-selective inhibitor

We have designed NVL-520 to specifically address the target product profile for a novel ROS1-selective inhibitor that can overcome the limitations of current therapies.

In our preclinical studies, we have observed NVL-520 to be a potent, highly selective, and brain-penetrant ROS1 inhibitor that meets our target profile goals and thus, we believe it is a promising candidate for clinical development. Potency as used in this prospectus refers to the amount of drug required to produce a pharmacological effect of given intensity and is not a measure of therapeutic efficacy. All statements of the potency, selectivity, and brain penetrance of NVL-520 in this prospectus have been made based on preclinical in vitro or in vivo studies that are described in “—Preclinical results” below.

In our preclinical studies, we observed that NVL-520:

•	inhibits wild-type ROS1 fusions;

•	remains active in tumors that have developed ROS1 resistance mutations, including G2032R;

•

is selective for ROS1 over the structurally related TRK family, indicating the potential to minimize TRK-related CNS adverse events seen with dual TRK/ROS1 inhibitors and drive more durable responses for patients with ROS1 resistance mutations;

•	is selective for ROS1 over other off-target kinases; and

•	is brain-penetrant in pharmacokinetic and pharmacology studies.

To better understand the potential to differentiate NVL-520 from currently approved and investigational ROS1 inhibitors, we also assessed the ROS1 inhibitors crizotinib, entrectinib, lorlatinib, and repotrectinib in our preclinical studies where possible, under the same study conditions. Although no head-to-head clinical studies have been conducted for these therapies and drug candidates, based on our preclinical evaluation, we observed the drug profiles summarized in Figure 5 below. We believe that this preclinical profile suggests the potential to differentiate NVL-520 from approved or investigational ROS1 inhibitors by addressing the medical needs as defined in our product profile.

Figure 5. NVL-520 is designed to address medical needs for ROS1-positive NSCLC patients

*No head-to-head clinical studies have been conducted for these therapies and drug candidates versus NVL-520. No clinical studies have been conducted for NVL-520. Illustrative representation of the potential ability for currently approved and investigational ROS1 inhibitors to address medical needs for ROS1-positive NSCLC patients. Medical needs have been identified in discussion with our physician-scientist partners. Characterization of wild-type ROS1 fusion activity, G2032R ROS1 activity, and TRKB sparing activity is based on preclinical experiments conducted by Nuvalent. These preclinical experiments were not powered to determine the statistical significance of differences in measurements between any of the inhibitors tested. TRKB sparing activity refers to whether the drug or drug candidate selectively inhibits its primary development target(s) compared to TRKB. For this analysis, the primary development target for crizotinib, entrectinib, and repotrectinib is considered to be ROS1 wild-type, and the primary development target for lorlatinib, a dual ALK/ROS1 inhibitor, is considered to be ALK G1202R (ALK GR). The primary development targets for NVL-520 include both ROS1 wild-type and the ROS1 G2032R resistance mutation. Characterization of CNS activity for each ROS1 inhibitor is based on FDA labels and/or available clinical and preclinical data independently generated by each sponsor and not based on any preclinical experiments conducted by Nuvalent.

Based on the preclinical data described below, we believe that NVL-520 has the potential to remain active even in the presence of common resistance mutations, deliver a favorable tolerability profile, and ultimately drive durable responses in both the CNS and in the periphery as a differentiated ROS1-selective inhibitor. The preclinical data described below were included in the IND for NVL-520 submitted with the FDA, and we believe support the investigation of NVL-520 in patients with previously treated ROS1-positive advanced solid tumors as well as patients with ROS1-positive advanced solid tumors who have not previously received a kinase inhibitor.

Preclinical results

Activity against wild-type ROS1 fusions

We have conducted in vitro and in vivo experiments in models of wild-type ROS1 fusion-driven NSCLC, where we observed that NVL-520 is a potent preclinical inhibitor of ROS1 and is active against wild-type ROS1 fusions, as summarized in Figure 6. The currently approved and investigational ROS1 inhibitors crizotinib, entrectinib, lorlatinib, and repotrectinib were also tested in this in vitro study under the same experimental conditions. In vitro measurements of IC50 (the concentration required for 50% inhibition of cell viability) were not powered to determine the statistical significance of differences in measurements between any of the inhibitors tested.

NVL-520 potently inhibited Ba/F3 cells expressing the CD74-ROS1 fusion with an IC50 of 1.2 nM. Inhibitory activity of NVL-520 against the wild-type ROS1 fusion was confirmed in vivo, where NVL-520 induced statistically significant regression versus vehicle (p<0.0001) in the NSCLC patient-derived xenograft (“PDX”) preclinical model LU-01-0414, which harbors an SDC4-ROS1 fusion.

Figure 6. Preclinical activity of NVL-520 against wild-type ROS1 fusions in vitro and in vivo

* (Left, in vitro) Ba/F3 cells were engineered to express the CD74-ROS1 fusion. Cells were treated with various currently approved and investigational ROS1 inhibitors under the same experimental conditions (3-fold dilution series, testing in duplicate). Cell viability for each experimental group is reported as half-maximal inhibitory concentration (IC50) measured after 72-hour incubation using CellTiter-Glo reagent and represents the geometric mean of two or more independent experiments with geometric standard deviation of ≤ 1.90. In vitro measurements of IC50 were not powered to determine the statistical significance of differences in measurements between any of the inhibitors tested. An IC50 of 0-49 nM is indicated as green, 50 - 499 nM as yellow, and ≥500 nM as red.

(Right, in vivo) SDC4-ROS1 patient-derived xenograft (PDX) tumors were implanted in Balb/c nude mice. Mice were treated with NVL-520 (0.04 mg/kg BID, 0.2 mg/kg BID, or 1 mg/kg BID), or vehicle as a control. Vehicle was 20% HP-ß-CD and was used to formulate NVL-520. Average tumor volume (mm3) ± SEM is plotted (n=5 per group). Number of mice was selected assuming signal/noise ratio of ≥ 2.0, 5% significance level, and 80% power versus vehicle. NVL-520 treatment induced significant tumor growth inhibition compared to vehicle with values ranging from 94% to 115% and adjusted p-values <0.0001 for all doses shown (2-way repeat measure ANOVA with Geisser-Greenhouse correction followed by Dunnett’s multiple comparison test).

BID = dosing two times per day, PO = oral administration.

No head-to-head clinical studies have been conducted for these therapies and drug candidates versus NVL-520. No clinical studies have been conducted for NVL-520.

Activity against resistance mutations (G2032R, S1986Y/F, L2026M, D2033N)

We have conducted in vitro and in vivo experiments in preclinical models of ROS1 fusion-driven NSCLC harboring resistance mutations, where we have observed that NVL-520 potently inhibits ROS1 in the presence of resistance mutations.

In vitro, we observed NVL-520 to potently inhibit Ba/F3 cells expressing CD74-ROS1 fusions that carry clinically relevant drug-resistant mutations, including ROS1 G2032R which confers strong resistance to crizotinib, entrectinib, and lorlatinib. The observed IC50 for NVL-520 was at single nanomolar range concentrations in all tested cell lines, ranging from <0.58 nM to 3.5 nM. The currently approved and investigational ROS1 inhibitors crizotinib, entrectinib, lorlatinib, and repotrectinib were also tested in this preclinical study under the same experimental conditions. In vitro measurements of IC50 were not powered to determine the statistical significance of differences in measurements between any of the inhibitors tested.

In vivo anti-tumor activity of NVL-520 in comparison to repotrectinib was observed in a murine tumor model derived from a NSCLC patient that progressed on crizotinib with the CD74-ROS1 G2032R mutation. As shown in Figure 7, treatment with NVL-520 induced robust tumor regression at 5 mg/kg through 21 days, which was statistically significant versus vehicle (p<0.0001). Treatment with repotrectinib in the same study resulted in modest regression at a dose of 15 mg/kg and was not tolerated at the higher dose of 75 mg/kg. This study was not designed to determine the statistical significance of differences in tumor regression following treatment with NVL-520 versus repotrectinib.

Figure 7. Preclinical activity of NVL-520 in ROS1 fusion models of NSCLC with clinically relevant resistance mutations in vitro and in vivo

*(Top, in vitro) Ba/F3 cells were engineered to express the CD74-ROS1 fusion with various resistance mutations as indicated (G2032R, S1986F, L2026M, D2033N). Cells were treated with currently approved and investigational ROS1 inhibitors under the same experimental conditions (3-fold dilution series, testing in duplicate). Cell viability for each experimental group is reported as half-maximal inhibitory concentration (IC50) measured after 72-hour incubation using CellTiter-Glo reagent and represents the geometric mean of two or more independent experiments with geometric standard deviation values of ≤ 2.12. An IC50 of 0-49 nM is indicated as green, 50 - 499 nM as yellow, and ≥ 500 nM as red.

(Bottom, in vivo) CD74-ROS1 G2032R patient-derived xenograft (PDX) tumors were implanted in Nude-Foxn1nu mice. Mice were treated with NVL-520 (1mg/kg BID or 5 mg/kg BID shown), repotrectinib (15 mg/kg BID or 75 mg/kg BID), or vehicle (20% HP-ß-CD, used to formulate NVL-520). Repotrectinib was dosed as a suspension in 0.5% CMC/1% Tween-80. Average tumor volume (mm3) ± SEM is plotted (n = 5 per group). The number of mice per group was selected assuming signal/noise ratio of ≤ 2.0, 5% significance level, and 80% power versus vehicle. NVL-520 treatment induced regression with significant tumor growth inhibition compared to vehicle with values >110% and adjusted p-value <0.0001 for both doses shown (One-way ANOVA followed by Dunnett’s multiple comparisons test).

* = Dosing group suspended due to lack of tolerability.

BID = dosing two times per day 12 hours apart, PO = oral administration.

No head-to-head clinical studies have been conducted for these therapies and drug candidates versus NVL-520. No clinical studies have been conducted for NVL-520.

Avoiding inhibition of TRK

In a preclinical in vitro comparison of inhibitory potencies for TRKB and ROS1, we observed that NVL-520 selectively inhibits wild-type ROS1 fusions and ROS1 G2032R mutations whereas dual TRK/ROS1 inhibitors are more potent inhibitors for TRK than ROS1, especially in the context of ROS1 G2032R.

This comparison is presented in Figure 8 below, with taller bars equating to more selective inhibition of CD74-ROS1 (gray bars) or CD74-ROS1 G2032R (orange bars) and fold-selectivity noted above or below each bar. The y-axis depicts the selectivity ratio, with values above 1 indicating more potent activity for the ROS1 variants versus TRKB, and values below 1 indicating more potent activity for TRKB versus the ROS1 variants. As illustrated, NVL-520 achieved favorable selectivity values of 210-fold and 69-fold over TRKB for wild-type ROS1 and ROS1 G2032R, respectively. The TRKB sparing characteristics versus ROS1 variants for the dual ALK/ROS1 inhibitor crizotinib and the dual TRK/ROS1 inhibitors entrectinib and repotrectinib were also measured in this preclinical study under the same conditions. The TRKB sparing characteristics for the dual ALK/ROS1 inhibitor lorlatinib were measured versus ALK and ALK GR, which are considered to be the primary development targets of lorlatinib for this analysis, and are presented in Figure 17 below. In vitro measurements of IC50 used in the calculation of the selectivity ratios were not powered to determine the statistical significance of differences in measurements between any of the inhibitors tested.

Figure 8. Ability of NVL-520 to avoid off-target TRK inhibition in preclinical assays

*The relative selectivity of ROS1 inhibitors NVL-520, crizotinib, entrectinib, and repotrectinib for ROS1 vs TRKB (gray) and ROS1 G2032R vs TRKB (orange) is shown. The y-axis depicts the selectivity ratio, with values above one indicating more potent activity for the ROS1 variants versus TRKB, and values below one indicating more potent activity for TRKB versus the ROS1 variants. Relative selectivity is calculated by quantifying the cellular BNDF-stimulated TRKB phosphorylation IC50 using PathHunter assay (Eurofins) for each inhibitor, and comparing it to the half-maximal inhibitory concentration (IC50) measured in a 72-hour viability assay for each inhibitor with Ba/F3 CD74-ROS1 (ROS1 wild-type) cells or Ba/F3 CD74-ROS1 G2032R (ROS1 GR) cells. IC50 values were adjusted for serum binding in each assay with pTRKB IC50 representing the geometric mean of two independent experiments for NVL-520, entrectinib, and repotrectinb, and one experiment for crizotinib, and viability assay IC50 representing the geometric mean of two or more independent experiments for each ROS1 inhibitor. In vitro measurements of IC50 were not powered to determine the statistical significance of differences in measurements between any of the inhibitors tested.

No head-to-head clinical studies have been conducted for these therapies and drug candidates versus NVL-520. No clinical studies have been conducted for NVL-520.

Avoiding inhibition of other off-target kinases

A preclinical kinase selectivity screen showed that NVL-520 is highly selective for ROS1. Across a panel of 335 wild-type kinases, only ALK is inhibited with an IC50 ≤ 10-fold of ROS1, and only five other kinases are inhibited with IC50 ≤ 50-fold of ROS1, as depicted by the red circles in Figure 9 below. The vast majority of kinases (328 kinases) are inhibited with IC50 > 50-fold of ROS1, and are not plotted.

Figure 9. Selectivity of NVL-520 for ROS1 over other kinases in a preclinical assay

*Results of kinase selectivity screen for NVL-520 (Wild-Type Kinase Panel, Reaction Biology, Germany), displayed on a kinome tree. The panel includes 335 wild-type kinases. The selectivity index of NVL-520 for ROS1 wild-type versus all other tested kinases was calculated as IC50 of NVL-520 for the kinase of interest / IC50 of NVL-520 for ROS1 wild-type. For each kinase of interest, a selectivity index greater than 1 indicates that NVL-520 is selective for ROS1 over the other kinase. The size of the red circles corresponds to the selectivity index, or IC50 relative to ROS1. Kinases with IC50 > 50-fold of ROS1 IC50 are not plotted. Due to limitations of this biochemical assay, the actual fold selectivity over TRKB may be greater than shown. The selectivity of NVL-520 for ROS1 wild-type and ROS1 resistance variants over TRKB was further characterized in a more physiologically relevant assay as presented in Figure 8 above.

Optimized brain penetration

We conducted a pharmacokinetic experiment where the preclinical brain exposure of NVL-520 and lorlatinib, a highly brain-penetrant kinase inhibitor, were measured in parallel in rodents. NVL-520 and lorlatinib exhibited similar unbound brain-to-plasma ratios as shown in Figure 10 below, suggesting that NVL-520 may have similarly high brain penetrance in patients. This experiment was not powered to determine the statistical significance of differences in Kp,uu for NVL-520 versus lorlatinib.

Figure 10. Preclinical brain penetrance of NVL-520 and CNS-active drug loralatinib

*Wistar Han rats were administered a single oral dose (QDx1 PO) of 10 mg/kg NVL-520 or lorlatinib. After one hour, plasma and brain tissue were collected and analyzed to determine Kp,uu, a measure of brain penetration calculated as the ratio of unbound drug in the brain to unbound drug in the plasma outside of the brain. Average Kp,uu ± SEM is plotted (n=3). This experiment was not powered to determine the statistical significance of differences in Kp,uu for NVL-520 versus lorlatinib.

No head-to-head clinical studies have been conducted for lorlatinib versus NVL-520. No clinical studies have been conducted for NVL-520.

In an in vivo mouse intracranial tumor model of Ba/F3 CD74-ROS1 G2032R luciferase, treatment with NVL-520 reduced brain tumors and demonstrated a significant extended median survival of more than three-fold compared to the vehicle (p<0.0001), as seen in Figure 11.

Figure 11. CNS anti-tumor activity of NVL-520 in an in vivo preclinical model

*(Left) Ba/F3 cells were engineered to express the CD74-ROS1 fusion with the G2032R resistance mutation, and luciferase to enable bioluminescence imaging. These cells were stereotactically implanted into the right forebrains of Balb/c nude mice. After five days, mice were randomized based on mean bioluminescence signal and treated with NVL-520 2 mg/kg BID or vehicle (20% HP-ß-CD). Images of tumor burden on day 16 following treatment initiation are shown, where color represents luminescence as an indicator of tumor burden on a color scale from blue = 10^6 (lower tumor burden) to red = 10^8 photons/sec/cm2/sr (higher tumor burden).

(Right) A survival analysis from this same experiment is presented, with vehicle n=10 and NVL-520 n=7 (n=3 from the initial n=10 assigned to the NVL-520 dosing group were randomly removed from survival analysis for pharmacokinetic measurements). Number of mice per group was selected assuming signal/noise ratio of ≥ 1.4, 5% significance level, and 80% power versus vehicle. Median survival was 16.5 days for vehicle group and >61 days for the NVL-520-treated group, corresponding to a significant median overall survival extension >3.7-fold (P-value < 0.0001, log-rank Mantel-Cox test).

BID = dosing two times per day, PO = oral administration.

Clinical development plan: NVL-520

We have submitted an IND for NVL-520 with the FDA, which may take effect 30 calendar days after the FDA receives the IND, unless the FDA notifies us that clinical trials may begin earlier or that the planned clinical trials are subject to a clinical hold. Subject to such submission taking effect, we plan to initiate a first-in-human, clinical trial of NVL-520 in ROS1-positive NSCLC and other advanced solid tumors in the second half of 2021.

The planned first-in-human trial for NVL-520 is designed as a “Phase 1/2 trial” under a combined clinical trial protocol, where a Phase 1 dose escalation portion has the potential to transition directly into a Phase 2 multiple cohort expansion portion once a safe and tolerable dose is determined as the recommended Phase 2 dose (“RP2D”). We also plan to conduct an End of Phase 1 meeting with the FDA. This planned study design is depicted in Figure 12 below.

The planned Phase 1 portion of the clinical trial is designed to evaluate the overall safety and tolerability of NVL-520 in patients with advanced ROS1-positive NSCLC and other advanced solid tumors, as well as to determine the RP2D, characterize the pharmacokinetic profile, and evaluate preliminary anti-tumor activity of NVL-520.

The planned Phase 2 portion of the clinical trial is designed to evaluate the overall activity of NVL-520 in patients with advanced ROS1-positive NSCLC and other advanced solid tumors, examining several specific cohorts of patients based on prior anti-cancer therapies they have received. Phase 2 cohorts have been designed to support potential registration in either kinase inhibitor naïve or previously treated ROS1-positive NSCLC patients.

Based on the totality of clinical data from the Phase 1 portion of the trial, and if supported by an acceptable safety profile, favorable pharmacokinetics and pharmacodynamics, and a positive efficacy signal in patients with ROS1-positive solid tumors, we will continue to engage with the FDA and other regulatory agencies to discuss our plan for the Phase 2 portion of the trial, and specifically, its potential to support registration in key populations with significant medical need.

Figure 12. Planned first-in-human clinical trial of NVL-520 in ROS1-positive NSCLC and other advanced solid tumors

We plan to initially enroll patients in the Phase 1 part of the study in the United States and in Europe, utilizing some of the leading cancer centers with experience in early clinical studies with precision oncology medicines, while maintaining active engagement with leading clinical and translational thought leaders. Pending favorable data from the Phase 1 portion of the study, we expect to expand the Phase 2 portion into additional geographies in order to support the potential global registration of NVL-520.

The design of the Phase 1/2 study, including the potential for the Phase 2a, 2b, 2c and 2d cohorts to be supportive of potential registration, has been discussed with the FDA. Pending supportive data, we plan to engage with regulators about expedited drug development pathways, such as Fast Track designation, Breakthrough Therapy designation, Priority Review designation, and other collaborative mechanisms. We also intend to leverage our 2e exploratory cohort to investigate the safety and activity of NVL-520 in other tumor types with ROS1 fusions.

ROS1 market opportunity

There are approximately 3,000 to 4,500 newly diagnosed patients a year in the United States with ROS1-positive NSCLC, representing up to 3% of all NSCLC patients. At the time of diagnosis, up to 40% of ROS1-positive NSCLC patients present with accompanying brain metastases, requiring therapy with the ability to penetrate the BBB. Based on a study of 16 patients progressing on crizotinib, it is estimated that approximately 41% of patients who progress on crizotinib harbor the ROS1 G2032R mutation, suggesting a significant population in need of effective therapy. The ROS1-positive NSCLC market overview is summarized in Figure 13 below.

Figure 13. ROS1-positive NSCLC market overview

We have designed our Phase 2 cohorts to potentially support registration in either TKI naïve or previously treated ROS1-positive NSCLC patients. Beyond NSCLC, we believe that NVL-520 has the potential to treat pediatric and adult patients with other tumor types that contain ROS1 fusions, such as gliomas, inflammatory myofibroblastic tumors, anaplastic large-cell lymphoma, and skin, liver, thyroid, ovarian, gastric, and pancreatic cancers. As part of the Phase 2 portion of our planned Phase 1/2 clinical trial, we intend to enroll a single exploratory cohort of patients with ROS1-positive cancers outside of NSCLC.

Our ALK program, NVL-655

Overview

NVL-655 is a differentiated oral small molecule ALK-selective inhibitor, which we are evaluating for the treatment of ALK-positive NSCLC and other advanced cancers.

We designed NVL-655 to overcome several limitations observed with currently available ALK inhibitors. Our preclinical data demonstrates that NVL-655 can inhibit both wild-type ALK fusions and ALK fusions that have developed resistance mutations to first-, second-, and third-generation ALK inhibitors, including tumors with solvent-front or other compound mutations. In addition, in vitro and in vivo studies of NVL-655 have demonstrated its ability to penetrate the brain as well as its superior selectivity for ALK over off-target kinases, including the TRK family of kinases, which could help minimize toxicity demonstrated by previous generation inhibitors. We believe this preclinical profile suggests the potential for NVL-655 to be a differentiated, ALK-selective inhibitor that may be able to address medical needs for patients previously treated with currently approved kinase inhibitors that target ALK, and that may be able to move earlier in the treatment paradigm.

IND-enabling studies are ongoing and, subject to discussions with and feedback from the FDA, initiation of the Phase 1 portion of a Phase 1/2 clinical trial investigating NVL-655 in ALK-positive NSCLC and other advanced cancers is planned for the first half of 2022.

Background and limitations of current ALK therapies

ALK is an oncogene that encodes the receptor tyrosine kinase ALK, which can be aberrantly activated by gene rearrangement or point mutation to drive tumor cell proliferation, survival, and metastasis. In NSCLC, ALK rearrangements leading to ALK fusions (e.g., EML4-ALK fusion) are detected in up to 5% of patients. At the time of initial diagnosis, up to 40% of these patients present with accompanying brain metastases. Beyond NSCLC, ALK fusions have also been reported in various other solid tumors as well as some lymphomas.

As of May 2021, five kinase inhibitors have been approved by the FDA for front-line treatment of ALK-positive NSCLC. They are categorized into three generations: first generation (crizotinib); second generation (alectinib, brigatinib, and ceritinib); and third generation (lorlatinib). First-line alectinib is the preferred choice of physicians. While lorlatinib has demonstrated activity in NSCLC patients that have progressed on previous generations of inhibitors, there are no approved treatments for patients that have progressed on this treatment.

Although the current FDA-approved therapies have the potential to improve the lives and outcomes for patients with ALK-positive cancers, many patients still progress on available therapies. This highlights the significant remaining challenges, including:

1.	Resistance mutations. Durability of response to currently approved inhibitors has been limited in many cases by the emergence of treatment-related mutations in ALK that lead to resistance to therapy. There is growing clinical evidence that suggests that different resistance mutation patterns may emerge depending on the ALK kinase inhibitor used and the line of therapy. These mutations include the ‘solvent-front’ mutation G1202R, which has been observed in up to 40% of patients that have progressed on crizotinib, alectinib, brigatinib, or ceritinib, as well as G1202R+ compound mutations, which have been observed upon sequential alectinib/lorlatinib treatment.

2.	Selectivity. Treatment-related CNS adverse events associated with off-target kinase inhibition, specifically TRK, have been observed with lorlatinib. Reported TRKB-related adverse events for this brain-penetrant TRK inhibitor include cognitive impairment, mood disorders, sleep disturbances, dizziness, ataxia, and weight gain.

Target selection & target product profile development: ALK

Based on the identified limitations, we believe there is a significant medical need for therapeutic agents that could overcome these obstacles, and ultimately provide more durable anti-tumor activity for patients with ALK-positive cancers.

We have defined, in collaboration with our physician-scientist partners, the following target product profile for an ALK inhibitor that would address current clinical needs and the limitations of available therapies, and potentially support utility earlier in the treatment paradigm. These criteria include:

•	Activity against wild-type ALK fusions, an oncogenic driver. Inhibition of wild-type ALK fusions is necessary to treat newly diagnosed patients with ALK-positive cancers.

•

Activity against resistance mutations to address the medical need and enable more durable responses.    Currently, none of the available ALK kinase inhibitors adequately address the full spectrum of reported resistance mutations. An inhibitor that can retain activity in the presence of known treatment-

emergent resistance mutations may provide a potential option for previously treated ALK-positive NSCLC patients. Moreover, by more effective coverage of known ALK mutation variants, this novel compound could limit the appearance of these resistance mutations and lead to more durable responses in earlier lines of therapy.

•

Avoid inhibition of TRK (TRK sparing) to reduce CNS toxicity.    TRK inhibition could be the driver behind many of the CNS adverse events observed with the brain-penetrant ALK inhibitor, lorlatinib. Avoiding TRK inhibition may thereby reduce CNS adverse events, minimize dose-limiting toxicities, and enable better target coverage of wild-type ALK fusions and ALK resistant variants.

•

Avoid inhibition of other off-target kinases to reduce toxicity.    Selective inhibition of only ALK may further minimize dose-limiting toxicities and enable better target coverage of wild-type ALK fusions and ALK resistant variants.

•

Optimized brain penetration to effectively treat patients with brain metastases.    Up to 40% of ALK-positive NSCLC patients have brain metastases at diagnosis, and incidence of brain metastases increases to more than 60% in later lines of therapy, highlighting the need for a brain-penetrant ALK-selective inhibitor that can avoid CNS adverse events.

Our solution: NVL-655, an ALK-selective inhibitor

We have designed NVL-655 to specifically address the target product profile for a novel ALK-selective inhibitor that can overcome the limitations of current therapies.

In our preclinical studies, we have observed NVL-655 to be a potent, highly selective, brain-penetrant ALK inhibitor that meets our target profile goals and thus, we believe it is a promising candidate for clinical development. Potency as used in this prospectus refers to the amount of drug required to produce a pharmacological effect of given intensity and is not a measure of therapeutic efficacy. All statements of the potency, selectivity and brain penetrance of NVL-655 in this prospectus have been made based on preclinical in vitro or in vivo studies that are described in “—Preclinical results” below.

In our preclinical studies, we observed that NVL-655:

•	inhibits wild-type ALK fusions;

•

remains active in tumors that have developed resistance to first-, second-, and third generation ALK inhibitors, including tumors with the solvent-front G1202R single mutation or G1202R+ compound mutations;

•

is selective for ALK over the structurally related TRK family, indicating the potential to minimize TRK-related CNS adverse events seen with other ALK inhibitors and drive more durable responses for patients with ALK resistance mutations;

•	is selective for ALK over other off-target kinases; and,

•	is brain-penetrant in pharmacokinetic studies.

To better understand the potential to differentiate NVL-655 from currently approved ALK inhibitors, we also assessed the ALK inhibitors crizotinib, ceritinib, alectinib, brigatinib, and lorlatinib in our preclinical studies where possible, under the same study conditions. Although no head-to-head clinical studies have been conducted for these therapies and drug candidates, based on our preclinical evaluation, we observed the drug profiles summarized in Figure 14 below. We believe that this preclinical profile suggests the potential to differentiate NVL-655 from approved ALK inhibitors by addressing the medical needs as defined in our product profile.

Figure 14. NVL-655 is designed to address medical needs for previously treated ALK-positive NSCLC patients

* No head-to-head clinical studies have been conducted for these therapies and drug candidates versus NVL-655. No clinical studies have been conducted for NVL-655. Illustrative representation of the potential ability for currently approved and investigational ALK inhibitors to address medical needs for ALK-positive NSCLC patients. Medical needs have been identified in discussion with our physician-scientist partners. Characterization of wild-type ALK fusion activity, activity against ALK single resistance mutation G1202R, activity against compound mutations GRLM, GRGA, and GRLF, and TRKB sparing activity is based on preclinical experiments conducted by Nuvalent. These preclinical experiments were not powered to determine the statistical significance of differences in measurements between any of the inhibitors tested. TRKB sparing activity refers to whether the drug or drug candidate selectively inhibits its primary development target(s) compared to TRKB. For this analysis, the primary development target for crizotinib, ceritinib, alectinib, and brigatinib is considered to be ALK wild-type, and the primary development target for lorlatinib is considered to be ALK G1202R. The primary development targets for NVL-655 include ALK wild-type as well as ALK single and compound resistance mutations G1202R, GRLM, GRGA, and GRLF. Characterization of CNS activity for each ALK inhibitor is based on FDA labels and/or available clinical and preclinical data independently generated by each sponsor and not based on any preclinical experiments conducted by Nuvalent.

Based on the preclinical data described below, we believe that NVL-655 has the potential to remain active even in the presence of common resistance mutations, deliver a favorable tolerability profile, and ultimately drive durable responses in both the CNS and in the periphery as a differentiated ALK-selective inhibitor. We plan to include this preclinical data in our IND for NVL-655, and we believe that it is supportive of the investigation of NVL-655 in patients with ALK-positive NSCLC and other advanced cancers.

Preclinical results

Activity against wild-type ALK fusions

We have conducted in vitro experiments in cellular models of wild-type ALK fusion-driven NSCLC, where we observed that NVL-655 is a potent preclinical inhibitor of ALK, as summarized in Figure 15. NVL-655 inhibited human cancer cell lines and Ba/F3 cells expressing EML4-ALK fusions with IC50 (the concentration required for 50% inhibition of cell viability) in the low single nanomolar range (0.70 nM to 2.0 nM). The currently FDA approved therapies for patients with ALK-positive NSCLC (crizotinib, ceritinib, alectinib, brigatinib, and lorlatinib) were also tested in this preclinical study under the same experimental conditions. In vitro measurements of IC50 were not powered to determine the statistical significance of differences in measurements between any of the inhibitors tested.

Figure 15. Preclinical activity of NVL-655 against wild-type ALK fusions in vitro

*Human ALK-positive cancer cell lines (NCI-H2228, NCI-H31222) and Ba/F3 cells engineered to express the EML4-ALK v1 fusion were treated with various ALK inhibitors under the same experimental conditions (3-fold dilution series, testing in duplicate). Cell viability for each experimental group is reported as half-maximal inhibitory concentration (IC50) measured after 72-hour incubation using CellTiter-Glo reagent and represents the geometric mean of two or more independent experiments with geometric standard deviation values of ≤ 1.9. In vitro measurements of IC50 were not powered to determine the statistical significance of differences in measurements between any of the inhibitors tested. An IC50 of 0-49 nM is indicated as green, 50 - 499 nM as yellow, and ≥ 500 nM as red.

No head-to-head clinical studies have been conducted for these therapies and drug candidates versus NVL-655. No clinical studies have been conducted for NVL-655.

Activity against resistance mutations (G1202R+)

We have conducted in vitro and in vivo experiments in preclinical models of ALK fusion-driven NSCLC harboring various resistance mutations where we have observed that NVL-655 potently inhibits ALK in the presence of resistance mutations that other approved therapies have not been able to address.

In vitro, NVL-655 potently inhibited Ba/F3 cells expressing ALK fusions that carried clinically relevant G1202R+ drug-resistant mutations, as shown in Figure 16 below. The observed IC50 for NVL-655 was at single nanomolar range concentrations all tested cell lines, ranging from <0.73 nM to 7.0 nM. The currently approved ALK inhibitors crizotinib, ceritinib, alectinib, brigatinib, and lorlatinib were also tested in this preclinical study under the same experimental conditions. Most notably, NVL-655 potently inhibited cells with the GRLM compound mutation, which leads to strong resistance to all of the currently FDA approved ALK inhibitors, with an observed IC50 of 7.0 nM versus an IC50 of 820 nM to 3900 nM for the approved ALK inhibitors. In vitro measurements of IC50 were not powered to determine the statistical significance of differences in measurements between any of the inhibitors tested.

In vivo anti-tumor activity of NVL-655 was demonstrated in a murine Ba/F3 model of NSCLC harboring the EML4-ALK v1 fusion with a GRLM mutation. Lorlatinib was also tested in this preclinical study under the same experimental conditions as shown in Figure 16, and both of these compounds were well-tolerated upon oral BID dosing. Treatment with NVL-655 showed deep tumor reduction through 14 days at a dose of 1.5 mg/kg, which was statistically significant versus vehicle (p≤0.0001). Lorlatinib modestly inhibited tumor growth at the 10 mg/kg dose tested, which was selected to preclinically approximate the exposure of the human dose of 100 mg QD. These findings are consistent with clinical reports of the detection of the GRLM compound mutation in patients that have progressed on lorlatinib. This study was not designed to determine the statistical significance of differences in tumor regression following treatment with NVL-655 versus lorlatinib.

Figure 16. Preclinical activity of NVL-655 against drug-resistant models of ALK-positive NSCLC

*(Top, in vitro) Ba/F3 cells were engineered to express the EML4-ALK v1 fusion with various single and compound resistance mutations as indicated (G1202R, GRLM, GRGA, GRLF). Cells were treated with various ALK inhibitors under the same experimental conditions (3-fold dilution series, testing in duplicate). Cell viability for each experimental group is reported as half-maximal inhibitory concentration (IC50) measured after 72-hour incubation using CellTiter-Glo reagent and represents the geometric mean of two or more independent experiments with geometric standard deviation values of ≤ 2.12. An IC50 of 0-49 nM is indicated as green, 50 - 499 nM as yellow, and ≥ 500 nM as red.

(Bottom, in vivo) A xenograft model was created by implanting Balb/c nude mice with Ba/F3 cells engineered to express the EML4-ALK v1 fusion with a G1202R/L1196M resistance mutation. Mice were treated with NVL-655 (0.3 mg/kg BID and 1.5 mg/kg BID shown), lorlatinib (10 mg/kg BID), or vehicle (20% HP-ß-CD). Lorlatinib 10 mg/kg was selected to approximate the exposure of the human dose of 100 mg QD. Average tumor volume (mm3) ± SEM is plotted (n=5 per group). Number of mice per group was selected assuming signal/noise ratio of ≥ 2.0, 5% significance level, and 80% power versus vehicle. NVL-655 at 1.5 mg/kg BID induced regression with significant tumor growth inhibition compared to vehicle (108%, p≤0.0001, two-way repeat measures ANOVA followed by Tukeys post hoc comparisons of the means).

BID = dosing two times per day 12 hours apart, PO = oral administration.

No head-to-head clinical studies have been conducted for these therapies and drug candidates versus NVL-655. No clinical studies have been conducted for NVL-655.

Avoiding inhibition of TRK

In a preclinical in vitro comparison of inhibitory potencies for TRKB and ALK, we observed that NVL-655 selectively inhibits ALK and ALK with G1202R+ mutations to a greater extent than lorlatinib.

This comparison is presented in Figure 17 below, with taller bars equating to more selective inhibition of wild-type ALK, ALK G1202R, ALK GRLM, or ALK GRGA (gray, orange, green, or blue bars, respectively) and fold-selectivity noted above each bar. The y-axis depicts the selectivity ratio, with values above 1 indicating more potent activity for the ALK variants versus TRKB, and values below 1 indicating more potent activity for TRKB versus the ALK variants. As illustrated, NVL-655 achieved favorable selectivity values of 50-fold to 467-fold over TRKB across all ALK variants shown below. Notably, lorlatinib only provides limited selectivity for ALK G1202R over TRKB in this analysis, consistent with TRKB-related CNS adverse events observed with lorlatinib. The TRKB sparing characteristics versus ALK variants for the ALK inhibitors crizotinib, alectinib, brigatinib, and ceritinib were also measured in this preclinical study under the same conditions. At the highest dose tested of 10 µM, pTRKB IC50 was not reached for alectinib, brigatinib, and ceritinib, supporting the observation that these compounds are TRKB sparing. In vitro measurements of IC50 used in the calculation of the selectivity ratios were not powered to determine the statistical significance of differences in measurements between any of the inhibitors tested.

Figure 17. Ability of NVL-655 to avoid off-target TRKB inhibition in preclinical models

*The relative selectivity of ALK inhibitors NVL-655, crizotinib, and lorlatinib for ALK vs TRKB (gray), ALK G1202R versus TRKB (orange), ALK GRLM versus TRKB (green), and ALK GRGA versus TRKB (blue) is shown. The y-axis depicts the selectivity ratio, with values above one indicating more potent activity for the ALK variants versus TRKB, and values below 1 indicating more potent activity for TRKB versus the ALK variants. Relative selectivity is calculated by quantifying the cellular BNDF-stimulated TRKB phosphorylation (pTRKB) IC50 using PathHunter assay (Eurofins) for each inhibitor, and comparing it to the half-maximal inhibitory concentration (IC50) measured in a 72-hour viability assay for each inhibitor with Ba/F3 EML4-ALK (ALK wild-type) cells or Ba/F3 EML4-ALK cells with resistance mutations (ALK GR, ALK GRLM, or ALK GRGA). IC50 values were adjusted for serum binding in each assay with pTRKB IC50 representing the geometric mean of three independent experiments for NVL-655 and lorlatinib and one experiment for crizotinib, and viability assay IC50 representing the geometric mean of two or more independent experiments for each inhibitor. pTRKB IC50 values for brigatinib, ceritinib, and alectinib were not reached at the highest dose tested (10 µM, n=1), and therefore relative selectivity versus ALK variants was not calculated.

No head-to-head clinical studies have been conducted for these therapies and drug candidates versus NVL-655. No clinical studies have been conducted for NVL-655.

Avoiding inhibition of other off-target kinases

A preclinical kinase selectivity screen showed that NVL-655 is highly selective for ALK. Across a panel of 335 wild-type kinases, five kinases (ROS1, LTK, PYK2, TRKB, and FAK) are inhibited with IC50 ≤ 10-fold of ALK, and six other kinases are inhibited with IC50 ≤ 50-fold of ALK, as depicted by the red circles in Figure 18 below. Given the high selectivity of NVL-655 over TRKB in a more physiologically relevant context, as depicted in Figure 17 above, we believe the actual fold selectivity over TRKs may be even greater than demonstrated in the kinase selectivity screen. The vast majority of kinases (323 kinases) are inhibited with IC50 > 50-fold of ALK, and are not plotted.

Figure 18. Selectivity of NVL-655 for ALK over other kinases in a preclinical assay

*Results of kinase selectivity screen for NVL-655 (Wild-Type Kinase Panel, Reaction Biology, Germany), displayed on a kinome tree. The panel includes 335 wild-type kinases. The selectivity index of NVL-655 for ALK wild-type versus all other tested kinases was calculated as IC50 of NVL-655 for the kinase of interest / IC50 of NVL-655 for ALK wild-type. For each kinase of interest, a selectivity index greater than 1 indicates that NVL-655 is selective for ALK over the other kinase. The size of the red circles corresponds to the selectivity index, or IC50 relative to ALK. Kinases with IC50 > 50-fold of ALK IC50 are not plotted. Due to limitations of this biochemical assay, the actual fold selectivity over TRKB may be greater than shown. The selectivity of NVL-655 for ALK wild-type and ALK resistance variants over TRKB was further characterized in a more physiologically relevant assay as presented in Figure 17 above.

Optimized brain penetration

We conducted a pharmacokinetic experiment where the preclinical brain exposure of NVL-655 and lorlatinib, a highly brain-penetrant kinase inhibitor, was measured in parallel in rodents. NVL-655 and lorlatinib exhibited similar unbound brain-to-plasma ratio, as shown in Figure 19 below, suggesting that NVL-655 may have similarly high brain penetrance in patients. This experiment was not powered to determine the statistical significance of differences in Kp,uu for NVL-655 versus lorlatinib.

Figure 19. Preclinical brain penetrance of NVL-655 and CNS-active drug lorlatinib

*Wistar Han rats were administered a single oral dose (QDx1 PO) of 10 mg/kg NVL-655 or lorlatinib. After one hour, plasma and brain tissue were collected and analyzed to determine Kp,uu, a measure of brain penetration calculated as the ratio of unbound drug in the brain to unbound drug in the plasma outside of the brain. Average Kp,uu ± SEM is plotted (n=3). This experiment was not powered to determine the statistical significance of differences in Kp,uu for NVL-655 versus lorlatinib.

No head-to-head clinical studies have been conducted for lorlatinib versus NVL-655. No clinical studies have been conducted for NVL-655.

Clinical development plan: NVL-655

We are currently conducting IND-enabling studies, including ADME and toxicology studies. We plan to include this preclinical data in our IND for NVL-655 which we believe supports the investigation of NVL-655 in patients with ALK-positive NSCLC and other advanced cancers. Subject to discussions with and feedback from the FDA, we plan to design a Phase 1/2 clinical trial investigating NVL-655 in ALK-positive NSCLC and other advanced cancers, the Phase 1 portion of which we plan to initiate in the first half of 2022.

We plan to design the Phase 1 portion of the clinical trial to evaluate the overall safety and tolerability of NVL-655 in patients with ALK-positive NSCLC and other advanced cancers, as well as to determine the RP2D, characterize the pharmacokinetic profile, and evaluate preliminary anti-tumor activity of NVL-655. In this phase, we also plan to enroll adults with ALK-positive cancers with or without brain metastases.

We plan to design the Phase 2 portion of the clinical trial to evaluate the overall activity of NVL-655 in patients with ALK-positive NSCLC and other advanced cancers, examining several specific cohorts of patients based on prior anti-cancer therapies they have received. We plan to design these Phase 2 cohorts to support potential registration in various patient populations.

Based on the totality of clinical data from the Phase 1 portion of the clinical trial, and if supported by an acceptable safety profile, favorable pharmacokinetics and pharmacodynamics, and a positive efficacy signal in patients with ALK-positive cancers, we plan to engage with the FDA and other regulatory agencies to discuss our plan for the Phase 2 portion of the clinical trial, specifically, its potential to support registration in key populations with significant medical need.

We plan to initially enroll the Phase 1 portion of the clinical trial in the United States and in Europe, utilizing some of the leading cancer centers with experience in early phase studies with precision oncology medicines, while maintaining active engagement with leading clinical and translational thought leaders. Pending favorable data from the Phase 1 portion of the clinical trial, we expect to expand the Phase 2 portion of the clinical trial into additional geographies in order to support the potential global registration of NVL-655.

The design of the Phase 1/2 clinical trial, including the Phase 2 registration cohorts, will be discussed in consultation with the FDA. Pending supportive data, we plan to engage with regulators about expedited drug development pathways, such as Fast Track designation, Breakthrough Therapy designation, Priority Review designation, and other collaborative mechanisms.

ALK market opportunity

There are approximately 9,000 to 18,000 newly diagnosed patients a year in the United States with ALK-positive NSCLC, representing up to 5% of all NSCLC patients. At the time of diagnosis, up to 40% of ALK-positive NSCLC patients present with accompanying brain metastases, requiring therapy with the ability to penetrate the BBB. Approximately 40% of patients who progress on kinase inhibitor therapy (alectinib or brigatinib) have the ALK G1202R mutation, representing a significant population in need of effective therapy. The ALK-positive NSCLC market overview is summarized in Figure 20 below.

Figure 20. ALK-positive NSCLC market overview

We plan to design our Phase 2 cohorts to potentially support registration in ALK-positive NSCLC patients. Beyond NSCLC, we believe that NVL-655 has the potential to treat pediatric and adult patients with ALK-positive cancer in other tumor types, such as lymphoma, inflammatory myofibroblastic, esophageal, renal, breast, colon, ovarian, and thyroid cancers.

Our discovery programs

Our approach has enabled us to identify product candidates for our parallel lead ROS1 and ALK programs in our first two years, in addition to launching multiple early-stage discovery programs that are on track to deliver two additional product candidates within the next two years.

We continue to evaluate new program areas with a focus on addressing the limitations of existing therapies for other clinically proven kinase targets in oncology. As treatment landscapes evolve, we also continue to work with our physician-scientist partners to anticipate emerging patient needs in established areas of development and leverage our existing expertise in the area to efficiently discover and develop new product candidates with the potential to comprehensively address those emerging challenges. We believe that opportunities to apply our established model of efficient drug discovery and development are growing, and align with the increasing adoption of kinase inhibitors as standard of care across a broadening set of indications.

ALK IXDN

In addition to the ALK G1202R+ single and compound mutations discussed above, additional treatment emergent ALK resistance mutations are increasingly well characterized in ALK NSCLC patients. Following treatment with alectinib, various ALK I1171X mutations have been reported, where X = N, S, or T. Although patients with tumors harboring ALK I1171X mutations have responded to lorlatinib, many have subsequently further relapsed following emergence of ALK compound mutations such as I1171X/D1203N (collectively, (“IXDN”). Current FDA approved ALK therapies do not have activity against IXDN mutations. In addition, we are not aware of any development compounds that have activity against IXDN and the potential to address this emerging medical need.

Our ALK IXDN program is designed to discover and develop a potent and brain-penetrant inhibitor of ALK, ALK I1171X, and IXDN. As with our NVL-655 program for ALK and ALK G1202R+ single and compound mutations, this compound is designed to optimize for brain penetrance and selectivity over TRKB to minimize CNS adverse events. Our ALK IXDN program is in the discovery research phase and has been further accelerated by the expertise and prior candidate pool we have developed for selective inhibition of ALK. We expect to nominate a development candidate in 2022.

HER2 Exon 20 insertions

Mutations and alterations in HER2 are oncogenic and are found in approximately 3% of cancers, including up to 4% of advanced NSCLC patients. Within NSCLC, 90% of HER2 mutations occur through deletions, insertions, or duplications (collectively known as “HER2 Exon 20 Insertions”). HER2 mutations have also been identified in multiple cancers, including breast, esophageal, endometrial, bladder, colorectal, skin, ovarian, head and neck, and cervical.

No targeted agents are FDA approved specifically for cancers with HER2 Exon 20 Insertions, and standard of care is platinum-based chemotherapy. Existing HER2 small molecule therapies investigated in this population, including erlotinib, gefitinib, afatinib, dacomitinib, lapatinib, and neratinib, are also potent inhibitors of wild-type EGFR, which can lead to adverse events including skin rash and diarrhea. Adequate brain penetrance is another limitation for current therapies under investigation in this patient population, precluding robust responses in CNS involved disease. Retrospective studies have shown that 19% of HER2 mutant NSCLC patients present with brain metastases, and an additional 28% develop brain metastases during treatment, highlighting the importance for CNS active compounds in this patient population. A new therapy targeting mutant HER2 that is both (i) brain-penetrant to treat or prevent brain metastases, and (ii) can spare wild-type EGFR to limit EGFR-related adverse events and dose-limiting toxicities, may provide a preferred option for patients.

Our HER2 program seeks to identify a small molecule inhibitor of HER2 Exon 20 Insertions that has selectivity over EGFR and strong brain penetrance. This profile is designed to minimize potential wild-type EGFR-related toxicities and address the prevalence of brain metastases. Our HER2 program is in the discovery research phase and we expect to nominate a development candidate in 2022.

Competition

The pharmaceutical and biotechnology industries are characterized by rapidly advancing technologies, intense competition, and a strong emphasis on proprietary products. While we believe that our technology, the expertise of our team, and our development experience and scientific knowledge provide us with competitive advantages, we face competition from many different sources, including pharmaceutical and biotechnology companies, academic institutions, governmental agencies, and public and private research institutions. Product candidates that we successfully develop and commercialize may compete with existing therapies and new therapies that may become available in the future.

Many of our competitors, either alone or with their collaborators, have significantly greater financial resources, established presence in the market, and expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and reimbursement and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Additional mergers and acquisitions may result in even more resources being concentrated in our competitors.

Our commercial potential could be reduced or eliminated if our competitors develop and commercialize products that are safer or more effective, have fewer or less severe adverse events, and are more convenient or less expensive than products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we can, which could result in our competitors establishing a strong market position before we are able to enter the market or could otherwise make our development more complicated. We believe the key competitive factors affecting the success of all of our programs are likely to be efficacy, including DOR and breadth of coverage, safety, and patient convenience.

We also face competition more broadly across the market for cost-effective and reimbursable cancer treatments. The most common methods of treating patients with cancer are surgery, radiation, and drug therapy, including chemotherapy, hormone therapy and targeted drug therapy or a combination of such methods. There are a variety of available drug therapies marketed for cancer. In many cases, these drugs are administered in combination to enhance efficacy. While our product candidates, if any are approved, may compete with these existing drug and other therapies, to the extent they are ultimately used in combination with or as an adjunct to these therapies, our product candidates may not be competitive with them. Some of these drugs are branded and subject to patent protection, and others are available on a generic basis. Insurers and other third-party payors may also encourage the use of generic products or specific branded products. We expect that if our product candidates are approved, they will be priced at a significant premium over competitive generic, including branded generic, products. As a result, obtaining market acceptance of, and gaining significant share of the market for, any of our product candidates that we successfully introduce to the market will pose challenges. In addition, many companies are developing new therapeutics, and we cannot predict what the standard of care will be as our product candidates progress through clinical development.

There are currently two ROS1-targeted kinase inhibitor drugs approved for use in first-line, treatment-naïve ROS1-positive NSCLC: Pfizer’s Xalkori (crizotinib) and F. Hoffmann-La Roche AG’s (“Roche”) Rozlytrek (entrectinib). Following treatment with these approved first-line therapies, mutations such as ROS1 G2032R have been observed to confer treatment resistance and limit durability of response. In addition, the ability of crizotinib to address brain metastases is limited by its ability to penetrate the blood brain barrier. While entrectinib is better able to penetrate the brain, CNS adverse events have been observed that are consistent with potential off-target inhibition of TRK in the CNS. Pfizer’s lorlatinib is a dual ALK/ROS1 inhibitor that is in development for the treatment of ROS1-positive NSCLC. This product has received marketing approval for the treatment of ALK-positive NSCLC under the trade name Lorbrena, and has demonstrated CNS activity as reported in its prescribing information. Novartis AG’s (“Novartis”) Zykadia (ceritinib) is also recommended for use in ROS1-positive NSCLC patients, according to NCCN guidelines. Turning Point Therapeutics, Inc.’s repotrectinib is a dual TRK/ROS1 inhibitor that is in development. This product has demonstrated clinical activity in ROS1-positive NSCLC patients but also retains potent TRK inhibition at clinically relevant concentrations. AnHeart Therapeutics’ taletrectinib is a dual TRK/ROS1 inhibitor and is in development for patients with ROS1-positive NSCLC. There are no approved therapies for second-line treatment of ROS1-positive NSCLC, including for GR mutations. NVL-520 has a differentiated preclinical profile versus the approved and investigational ROS1 inhibitors as demonstrated by its potential to inhibit wild-type ROS1, inhibit ROS1 resistance mutations including ROS1 G2032R, penetrate the brain to address brain metastases, and avoid inhibition of TRK and other kinases to limit off-target side effects in the brain and in the periphery.

There are five currently approved ALK inhibitors for the treatment of NSCLC: Pfizer’s Xalkori (crizotinib) and Lorbrena (lorlatinib), Novartis’ Zykadia (ceritinib), Chugai Pharmaceutical Co., Ltd./Roche’s Alecensa (alectinib), and the Takeda Pharmaceutical Company Limited’s Alunbrig (brigatinib). All five have now received full marketing approvals from the FDA for the line-agnostic treatment of ALK-positive NSCLC patients including for treatment-naïve patients as a first-line therapy. Xalkori was the first FDA approved ALK inhibitor, receiving accelerated (conditional) approval for late stage ALK-positive NSCLC based on two single arm studies and the surrogate efficacy endpoints of objective response rate (“ORR”), and duration of response (“DOR”). The FDA subsequently granted a line-agnostic indication based on two randomized studies of Xalkori versus chemotherapy in an untreated ALK-positive NSCLC patient population and in patients with ALK-positive NSCLC previously treated with one platinum-based chemotherapy regimen. The primary efficacy outcomes for these two studies were reported using the surrogate endpoint of progression free survival (“PFS”), supported by ORR, DOR, and overall survival (“OS”). The other four approved ALK inhibitors originally demonstrated safety and efficacy as measured by the surrogate endpoints of ORR and DOR in a second-line setting in support of an accelerated (conditional) approval. The FDA subsequently granted full and expanded approvals for a line-agnostic indication following completion of randomized studies in a front-line setting versus chemotherapy or Xalkori, with efficacy primarily measured using the surrogate endpoint of PFS and supported by ORR, DOR, and OS. The FDA has not made a conclusion regarding the relative safety and efficacy of these agents for the treatment of ALK-positive NSCLC patients. Emergent mutations such as ALK G1202R have been observed to confer treatment resistance and limit durability of response to Xalkori, Zykadia, Alcensa, and Alunbrig. Lorbrena has demonstrated activity in patients that have progressed on Xalkori, Zykadia, or Alcensa. However, new compound mutations (e.g., GRLM, GRGA, and GRLF) have been reported in peer reviewed publications following sequential treatment with Lorbrena following another ALK inhibitor, limiting the durability of response to Lorbrena. The other four approved ALK inhibitors have not been shown to be clinically active against the G1202R single or compound mutations. Based upon clinical trials conducted by the sponsor, CNS activity has been reported in the FDA approved prescribing information for Zykadia, Alcensa, Alunbrig, and Lorbrena. Based upon clinical trials conducted by the sponsor, CNS adverse events have been reported in the FDA approved prescribing information for Lorbrena that are consistent with potential off-target inhibition of TRK in the CNS. NVL-655 has a differentiated preclinical profile demonstrated by its potential to selectivity inhibit ALK and ALK mutant variants as compared to TRK, and ability to penetrate the brain. In particular, it retains activity against ALK compound mutations GRLM, GRGA, and GRLF for which there are no available treatment options.

Our scientific collaborators and our scientific advisory board

To help advance our programs, we are collaborating with experts and physicians and together we are focused on translational strategies to support the clinical study of our new therapy candidates. These collaborations support our goals to translate deep expertise in structure-based drug design into a novel portfolio of precisely targeted therapies. We strive to address medical needs for patients with cancer harboring resistance mutations in driver kinases using proprietary technology developed at Nuvalent under the guidance of scientific founder and head scientific advisor Matthew Shair, Ph.D, Professor of Chemistry & Chemical Biology, Harvard University. Our approach of partnering with physician-scientists to understand the limitations of existing therapies helps lead to product candidates that address the dual needs of treatment resistance and kinase selectivity.

Further, we have built a scientific advisory board with experts in the field of oncology. Our scientific advisors include researchers who publish widely cited research on topics relevant to the study and treatment of cancer, lead clinical units at experienced precision medicine cancer centers in the United States and are actively involved in our drug development process and programs. Our scientific advisory board currently includes:

•	Matthew Shair, Ph.D, head scientific advisor, Professor of Chemistry and Chemical Biology at Harvard University. Dr. Shair is the scientific founder of Nuvalent and is on our board of directors.

•	Michael Meyers, M.D., Ph.D, clinical advisor, CMO at Syndax.

•	Pasi Jänne, M.D., Ph.D, clinical advisor, Dana Farber Cancer Institute.

•	Ross Camidge, M.D., Ph.D, clinical advisor, Professor at University of Colorado.

•	Alexander Drilon, M.D., clinical advisor, Memorial Sloan Kettering.

•	Aaron Hata, M.D., Ph.D, translational research advisor, Massachusetts General Hospital.

•	Nancy Kohl, Ph.D, translational research advisor, independent consultant.

We have also established collaborations through service agreements with global CROs to provide scale and expertise in research chemistry, chemical manufacturing, biology, pharmacology and toxicology, and clinical studies.

Revenue Sharing Agreements

Revenue Sharing Agreement with Deerfield

We are party to an Amended and Restated Revenue Sharing Agreement with Deerfield pursuant to which we are obligated to pay Deerfield a low single digit percentage of net sales of any commercial products discovered, identified or generated by the Company during the period commencing on February 2, 2017 and ending on the date that is the earlier of (i) five years after Deerfield’s last investment in our capital stock and (ii) the fifth anniversary of the closing of the offering contemplated hereby. Any payments in respect of such products would be through the later of twelve years from the first commercial sale in a country or the expiration of the last-to-expire patent in that country. To date, we have not made any payments under this agreement and there are no upfront fees or milestone payments required to be paid by us under this agreement. We have not yet obtained or exclusively in-licensed any issued patents, and all of the patent applications that we own are at a very early stage of prosecution. Any U.S. and foreign patents that may issue based on our pending PCT applications for our ROS1 and ALK programs are expected to expire in 2041, without giving effect to any patent term adjustments, patent term extensions that may be awarded or additional patents that may be filed. We also have no products approved for commercial sale and have not generated any revenue.

Revenue Sharing Agreements with our scientific founder

We are party to an Amended and Restated Revenue Sharing Agreement with our scientific founder and director, Matthew Shair, Ph.D, pursuant to which we are obligated to pay Dr. Shair a low single digit percentage of net sales of certain commercial products that either have a mechanism of action of (i) ROS1 inhibition and contain NVL-520 or a backup compound substituted therefor in the event of a product development failure or (ii) ALK inhibition and contain NVL-655 or a backup compound substituted therefor in the event of a product development failure, in each case through the later of twelve years from the first commercial sale in a country or the expiration of the last-to-expire patent in that country. To date, we have not made any payments under this agreement and there are no upfront fees or milestone payments required to be paid by us under this agreement. We have not yet obtained or exclusively in-licensed any issued patents, and all of the patent applications that we own are at a very early stage of prosecution. Any U.S. and foreign patents that may issue based on our pending PCT applications for our ROS1 and ALK programs are expected to expire in 2041, without giving effect to any patent term adjustments or patent term extensions that may be awarded or additional patents that may be filed. We also have no products approved for commercial sale and have not generated any revenue.

Intellectual property

Our commercial success depends in part on our ability (i) to obtain and maintain patent and other proprietary and/or intellectual property rights and protection for our technology, inventions, and improvements; (ii) to protect and preserve the confidentiality of our trade secrets; (iii) to defend and enforce our proprietary and intellectual property rights, including any patents that we may own or license in the future; and (iv) to operate without infringing the valid and enforceable patents and other proprietary and/or intellectual property rights of third parties.

We own PCT and provisional patent applications relating to our lead and planned product candidates. We strive to protect our proprietary position by, among other methods, filing patent applications in the United States and in jurisdictions outside of the United States directed to our proprietary technology, inventions, improvements, and product candidates that are important to the development and implementation of our business. We also rely on trade secrets and know-how relating to our proprietary technology and product candidates and continuing innovation to develop, strengthen and maintain our proprietary position in the field of oncology. Our future plans also include reliance on data exclusivity, market exclusivity and patent term extensions when available.

Our ability to stop third parties from making, using, selling, offering to sell or importing products identical or similar to ours will depend on the extent to which we have rights under valid and enforceable patents, trade secrets, or other intellectual property rights that cover these activities. The patent rights of biotechnology and pharmaceutical companies like ours are generally uncertain and can involve complex legal, scientific and factual issues. Our and any future licensor’s current and future patent applications may not result in the issuance of any patent in any particular jurisdiction, and the claims of any current or future issued patents, even if those claims are valid and enforceable, may not provide sufficient protection from competitors. Any owned or in-licensed patent rights we may obtain may not enable us to prevent others from replicating, manufacturing, using or administering our product candidates for any indication. Moreover, the coverage initially claimed in a patent application may be significantly reduced before a patent is issued, and a patent’s scope can be reinterpreted after issuance. In addition, any patent we may own or in-license may be challenged, circumvented or invalidated by third parties. As a result, we cannot ensure that any of our product candidates will be protected by valid and enforceable patents. See “Risk factors—Risks related to our intellectual property” for a more comprehensive description of risks related to our intellectual property.

We have filed certain patent applications directed generally to compositions of matter, pharmaceutical formulations and therapeutic methods of using the foregoing related to our ROS1, ALK, and ErbB programs, as summarized below. We also possess substantial know-how and trade secrets relating to the development and commercialization of our product candidates, including related manufacturing processes and technology. In addition, we own certain pending U.S. trademark applications.

With respect to our ROS1 program, we own a pending Patent Cooperation Treaty (PCT) patent application directed to our ROS1 inhibitory compounds (e.g., NVL-520) and methods of use of such compounds. Any U.S. and foreign patents that may issue based on the PCT application are expected to expire in 2041, ignoring any patent term adjustments or patent term extensions that may be awarded. With respect to our ALK program, we own a pending PCT application directed to our ALK inhibitory compounds (e.g., NVL-655) and methods of use of such compounds. Any U.S. and foreign patents that may issue based on this PCT application are expected to expire in 2041, without giving effect to any patent term adjustments or patent term extensions that may be awarded. With respect to our ErbB program, we filed a U.S. provisional patent application and a PCT patent application related to our ErbB program. Any U.S. or foreign patents that may issue based on these applications are expected to expire no earlier than 2041. In addition, we expect to file additional patent applications related to each of these programs.

Our pending and planned applications may not result in issued patents and we cannot provide any assurance that any patents that might issue in the future will protect our future products or provide us with any competitive advantage. Moreover, U.S. provisional patent applications are not eligible to become issued patents until, among other things, we file a non-provisional patent application within 12 months of filing of one or more of our related provisional patent applications. With regard to our provisional patent application, if we do not timely file a non-provisional patent applications, we may lose our priority date with respect to our provisional patent application and therefore any patent protection on the inventions disclosed in our provisional patent application. While we intend to timely file one or more non-provisional patent applications relating to our provisional patent application, we cannot predict whether any such patent applications will result in the issuance of patents that provide us with any competitive advantage. For more information regarding the risks related to our intellectual property, please see “Risk Factors—Risks Related to Our Intellectual Property.”

Commercialization

We intend to retain significant development and commercial rights to our product candidates and, if marketing approval is obtained, to commercialize our product candidates on our own, or potentially with a partner, in the United States and other regions. We currently have no sales, marketing, or commercial product distribution capabilities. We intend to build the necessary infrastructure and capabilities over time for the United States, and potentially other regions, following further advancement of our product candidates. We believe that such a focused sales and marketing organization will be able to address the community of oncologists who are the key specialists in treating the patient populations for which our product candidates are being developed. Clinical data, the size of the addressable patient population, and the size of the commercial infrastructure and manufacturing needs may all influence or alter our commercialization plans. The responsibilities of the marketing organization would include developing educational initiatives with respect to approved products and establishing relationships with researchers and practitioners in relevant fields of medicine.

Manufacturing

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for preclinical and clinical testing, as well as for commercial manufacturing if any of our product candidates obtain marketing approval. We also rely, and expect to continue to rely, on third parties to package, label, store and distribute our investigational product candidates, as well as our commercial products if marketing approval is obtained.

We believe that this strategy allows us to maintain a more efficient infrastructure by eliminating the need for us to invest in our own manufacturing facilities, equipment, and personnel while also enabling us to focus our expertise and resources on the development of our product candidates.

All of our product candidates are small molecules and are manufactured in synthetic processes from available starting materials. The chemistry appears amenable to scale-up and does not currently require unusual equipment in the manufacturing process. We expect to continue to develop product candidates that can be produced cost-effectively at contract manufacturing facilities.

Currently, the NVL-520 active pharmaceutical ingredients (“API”) (i.e., clinical drug substance) is manufactured in accordance with cGMPs.

The drug product formulation is being developed with the goal of producing tablets with consistent and immediate release dissolution profiles that can be reproducibly manufactured using automated equipment. All manufacturing activities for the NVL-520 drug product are performed in accordance with cGMPs. We currently rely on these vendors as single-source contract manufacturing organizations.

We are in the process of developing our supply chain for each of our product candidates and intend to put in place framework agreements under which third-party CMOs will generally provide us with necessary quantities of API and drug product on a project-by-project basis based on our development needs.

As we advance our product candidates through development, we will explore adding backup suppliers for the API and drug product for each of our product candidates to protect against any potential supply disruptions.

We generally expect to rely on third parties for the manufacture of any companion diagnostics we may develop.

Government regulation

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, packaging, recordkeeping, tracking, approval, import, export, distribution, advertising and promotion of our products.

U.S. government regulation of drug products

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (the “FDCA”) and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve a pending NDA, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

The process required by the FDA before product candidates may be investigated in human clinical trials and subsequently marketed in the United States generally involves the following:

•	nonclinical laboratory and animal tests that must be conducted in accordance with GLPs;

•	submission to the FDA of an IND, which must become effective before clinical trials may begin;

•	approval by an independent institutional review board (“IRB”) for each clinical site or centrally before each trial may be initiated;

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adequate and well controlled human clinical trials to establish the safety and efficacy of the proposed product candidate for its intended use, performed in accordance with good clinical practices (“GCPs”);

•	submission to the FDA of an NDA and payment of user fees, if applicable;

•	satisfactory completion of an FDA advisory committee review, if applicable;

•	pre-approval inspection of manufacturing facilities and selected clinical investigators for their compliance with cGMP and GCP;

•	satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data; and

•	FDA review and approval of an NDA to permit commercial marketing for a particular indication for use.

Preclinical studies

Preclinical studies include laboratory evaluation of drug substance chemistry, pharmacology, toxicity and drug product formulation, as well as animal studies to assess potential safety and efficacy. Prior to commencing the first clinical trial with a product candidate, a sponsor must submit the results of the preclinical tests and preclinical literature, together with manufacturing information, analytical data and any available clinical data or literature, among other required information, to the FDA as part of an IND. Some preclinical studies may continue or new preclinical studies may be started even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the conduct of the clinical trial and imposes a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in FDA authorization to commence a clinical trial.

Clinical trials

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with GCP requirements. A separate submission to the existing IND (or new IND) must be made for each successive clinical trial conducted during product development, as well as amendments to previously submitted clinical trials. Further, an independent IRB for each institution participating in the clinical trial must review and approve the plan for any clinical trial, its informed consent form and other communications to study subjects before the clinical trial commences at that site. The IRB must continue to oversee the clinical trial while it is being conducted, including any changes to the study plans.

Regulatory authorities, an IRB or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk, the clinical trial is not being conducted in accordance with the FDA’s or the IRB’s requirements or if the drug has been associated with unexpected serious harm to subjects. Some studies also include a data safety monitoring board, which receives special access to unblinded data during the clinical trial and may advise the sponsor to halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy.

Human clinical trials are typically conducted in three sequential phases that may be combined or overlap.

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Phase 1—Studies are initially conducted to test the product candidate for safety, dosage tolerance, structure-activity relationships, mechanism of action, absorption, metabolism, distribution and excretion in healthy volunteers or subjects with the target disease or condition. If possible, Phase 1 clinical trials may also be used to gain an initial indication of product effectiveness. When conducted in disease-affected patients and including an endpoint of early activity or efficacy, such a trial may be a Phase 1/2 trial, comprising a Phase 1 portion and a Phase 2 portion.

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Phase 2—Controlled studies are conducted with groups of subjects with a specified disease or condition to provide enough data to evaluate the preliminary efficacy, optimal dosages and dosing schedule and expanded evidence of safety. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expansive Phase 3 clinical trials.

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Phase 3—These clinical trials are generally undertaken in larger subject populations to provide statistically significant evidence of clinical efficacy and to further test for safety in an expanded subject population at multiple clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling. These clinical trials may be done at trial sites outside the United States as long as the global sites are also representative of the U.S. population and the conduct of the study at global sites comports with FDA regulations and guidance, such as compliance with GCPs.

In August 2018, the FDA released a draft guidance entitled “Expansion Cohorts: Use in First-In-Human Clinical Trials to Expedite Development of Oncology Drugs and Biologics,” which outlines how drug developers can utilize a seamless trial design in early stages of oncology drug development (i.e., the first-in-human clinical trial) to compress the traditional three phases of trials into one continuous trial called an expansion cohort trial. Information to support the design of individual expansion cohorts are included in IND applications and assessed by FDA. Expansion cohort trials can potentially bring efficiency to drug development and reduce development costs and time.

Typically, clinical trials are designed in consultation with the FDA or foreign regulatory authorities during these development phases. The indications under development can influence the study designs employed during the conduct of clinical trials, such as for a first-line cancer treatment indication which may require head-to-head comparison data demonstrating clinical superiority or non-inferiority to currently available therapies. The timeline for first-line cancer indication development programs may also be longer than for indications sought in subsequent or later lines of treatment due to a desire for regulatory authorities to expedite access to treatments for patients whose cancer has progressed on prior treatments and in settings where there may be no available therapy option. As such, many new oncology products initially seek an indication for second or third-line treatment, which may be a smaller available treatment population in any oncology indication that has limited or no other therapy options, with subsequent development sought for those products in earlier front lines of treatment which target a larger treatment population and may require the conduct of additional clinical trials to provide comparative data against an available therapy option to show clinical superiority.

The FDA may require, or companies may pursue, additional clinical trials after a product is approved. These so-called Phase 4 trials may be made a condition to be satisfied after approval. The results of Phase 4 trials can confirm the effectiveness of a product candidate and can provide important safety information.

Clinical trials must be conducted under the supervision of qualified investigators in accordance with GCP requirements, which include the requirements that all research subjects provide their informed consent in writing for their participation in any clinical trial and the review and approval of the study by an IRB. Investigators must also provide information to the clinical trial sponsors to allow the sponsors to disclose any financial interests and arrangements to the FDA that could affect the reliability or integrity of data submitted. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the trial procedures, the parameters to be used in monitoring safety and the efficacy criteria to be evaluated and a statistical analysis plan. Information about some clinical trials, including a description of the trial and trial results (for completed studies), must be submitted within specific timeframes to the NIH for public dissemination on its ClinicalTrials.gov website. After an IND is effective, progress reports detailing the status of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur.

The manufacture of investigational drugs for the conduct of human clinical trials is subject to cGMP requirements. Investigational drugs and active pharmaceutical ingredients imported into the United States are also subject to regulation by the FDA relating to their labeling and distribution. Further, the export of investigational drug products outside of the United States is subject to regulatory requirements of the receiving country, as well as U.S. export requirements under the FDCA. After an IND is effective, progress reports detailing the status of the clinical trials must be submitted at least annually to the FDA and the IRB and more frequently if serious adverse events occur.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product candidate, as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

We may be required to develop and implement additional clinical trial policies and procedures designed to help protect subjects from the COVID-19 virus. For example, in March 2020, the FDA issued a guidance, which the FDA subsequently updated, on conducting clinical trials during the pandemic, which describes a number of considerations for sponsors of clinical trials impacted by the pandemic, including the requirement to include in the clinical trial report contingency measures implemented to manage the clinical trial, and any disruption of the clinical trial as a result of the COVID-19 pandemic; a list of all subjects affected by the COVID-19-pandemic related study disruption by unique subject identifier and by investigational site and a description of how the individual’s participation was altered; and analyses and corresponding discussions that address the impact of implemented contingency measures (e.g., participant discontinuation from investigational product and/or study, alternative procedures used to collect critical safety and/or efficacy data) on the safety and efficacy results reported for the clinical trial. In June 2020, FDA also issued a guidance on good manufacturing practice considerations for responding to COVID-19 infection in employees in drug products manufacturing, including recommendations for manufacturing controls to prevent contamination of drugs.

Orphan drug designation

Under the Orphan Drug Act, the FDA may designate a drug product as an “orphan drug” if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States or more in cases in which there is no reasonable expectation that the cost of developing and making a drug product available in the United States for treatment of the disease or condition will be recovered from sales of the product). A company must request orphan product designation before submitting an NDA. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product generally will be receiving orphan product exclusivity. Orphan product exclusivity means that the FDA may not approve any other applications for the same product for the same indication for seven years, except in certain limited circumstances. If a drug or drug product designated as an orphan product ultimately receives marketing approval for an indication broader than what was designated in its orphan product application, it may not be entitled to exclusivity. Orphan drug exclusivity will not bar approval of another product under certain circumstances, including if a subsequent product with the same active ingredient for the same indication is shown to be clinically superior to the approved product on the basis of greater efficacy or safety or providing a major contribution to patient care, or if the company with orphan drug exclusivity is not able to meet market demand. Further, the FDA may approve more than one product for the same orphan indication or disease as long as the products contain different active ingredients. Moreover, competitors may receive approval of different products for the indication for which the orphan product has exclusivity or can obtain approval for the same product but for a different indication than the one the orphan product has exclusivity for.

Special FDA expedited review and approval programs

The FDA has various programs, including Fast Track designation, Breakthrough Therapy designation, accelerated approval and Priority Review designation, which are intended to expedite the process for the development and FDA review of drugs that are intended to treat serious conditions. The purpose of these programs is to ensure that therapies for serious conditions are approved and available to patients as soon as it can be concluded that the therapies’ benefits justify their risks.

Under the Fast Track program, the sponsor of a new drug candidate may request that FDA designate the drug candidate for a specific indication as a fast track drug concurrent with, or after, the IND submission for the drug candidate, but ideally no later than the pre-NDA meeting because many of the features of Fast Track designation will not apply after that time. To be eligible for a Fast Track designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life-threatening disease or condition and nonclinical or clinical data demonstrate the potential to address an unmet medical need. The FDA will determine that a product has the potential to fill a medical need if it will provide a therapy where none exists or the condition is not adequately addressed by current available therapy. Fast Track designation provides additional opportunities for interaction with the FDA’s review team and rolling review of NDA components before the completed application is submitted. For rolling submission, the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable and the sponsor pays any required user fees upon submission of the first section of the NDA. However, the FDA’s time period goal for reviewing an application does not begin until the last section of the NDA is submitted. The FDA may decide to rescind the Fast Track designation if it determines that the qualifying criteria no longer apply, and a sponsor may also withdraw Fast Track designation if the designation is no longer supported by emerging data or the drug development program is no longer being pursued.

A sponsor can request Breakthrough Therapy designation if it is intended to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs designated as breakthrough therapies are eligible for intensive guidance from the FDA on an efficient drug development program, organizational commitment to the development and review of the product, including involvement of senior managers, and, like fast track products, are also eligible for rolling review of the NDA. A designation may be rescinded if it no longer meets the qualifying criteria for breakthrough therapy. A sponsor may also withdraw breakthrough therapy designation if the designation is no longer supported by the emerging data or the drug development program is no longer being pursued.

Under the FDA’s accelerated approval regulations, the FDA may approve a drug for a serious or life-threatening disease or condition that provides a meaningful therapeutic advantage over available treatments based upon an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit (i.e., an intermediate clinical endpoint), taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. A drug candidate approved on this basis is subject to rigorous post marketing compliance requirements, including the completion of Phase 4 or post approval clinical trials to verify and describe the clinical benefit on irreversible morbidity or mortality of other clinical benefit. Failure to conduct required post approval studies or confirm a clinical benefit during post marketing studies may lead to the FDA withdrawing the drug from the market. All promotional materials for drug candidates approved under accelerated approval regulations are subject to prior review by the FDA.

A sponsor may request Priority Review designation of an NDA for a drug that is intended to treat a serious condition at the time of the original NDA (or efficacy supplement) submission. FDA may assign a Priority Review designation if FDA determines that the product, if approved, would provide a significant improvement in safety or effectiveness or any supplement that proposes a labeling change pursuant to a report on a pediatric study. A Priority Review designation means that the goal for the FDA to review an application is six months, rather than the standard review of ten months under the Prescription Drug User Fee Act (“PDUFA”) goals. Under the current PDUFA performance goals, these six and ten month review periods are measured from the 60-day filing date rather than the receipt date for NDAs for new molecular entities (“NME”), which typically adds approximately two months to the timeline for review from the date of submission.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. In addition, the manufacturer of an investigational drug for a serious disease or condition is required to make available, such as by posting on its website, its policy on responding to requests for expanded access. Furthermore, Fast Track designation, Breakthrough Therapy designation, accelerated approval and Priority Review designation do not change the standards for approval and may not ultimately expedite the development or approval process.

Pediatric information and pediatric exclusivity

Under the Pediatric Research Equity Act, as amended (“PREA”), certain NDAs and NDA supplements must contain data that can be used to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of pediatric data or full or partial waivers. The FD&C Act requires that a sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan (“PSP”), within 60 days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of a registration study. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials and/or other clinical development programs. Additionally, any original marketing application for adult oncology drugs (i.e., those intended for treatment of an adult cancer and with molecular targets that FDA has determined to be substantially relevant to the growth or progression of a pediatric cancer) must contain reports of molecularly targeted pediatric cancer investigations and plans to conduct the molecularly targeted pediatric investigations, as required, unless such investigations are waived or deferred.

A drug can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.

NDA submission and review by the FDA

Assuming successful completion of the required preclinical and clinical testing, among other items, the results of product development, including chemistry, manufacture and controls, nonclinical studies and clinical trials are submitted to the FDA, along with proposed labeling, as part of an NDA. The submission of an NDA requires payment of a substantial user fee to the FDA, unless otherwise exempted, such as in the case of an NDA for a drug with orphan drug designation. This user fee must be paid at the time of the first submission of the application, even if the application is being submitted on a rolling basis. Fee waivers or reductions are available in some circumstances. One basis for a waiver of the application user fee is if the applicant employs fewer than 500 employees, including employees of affiliates, the applicant does not have an approved marketing application for a product that has been introduced or delivered for introduction into interstate commerce and the applicant, including its affiliates, is submitting its first marketing application.

Once the FDA receives an application, it has 60 days to review the NDA to determine if it is substantially complete to permit a substantive review, before it files the application. Once the submission is filed by the FDA, the FDA begins an in-depth review of the NDA. Under the goals agreed to by the FDA under PDUFA, the FDA has set the review goal of 10 months from the 60-day filing date to complete its initial review of a standard NDA for a NME and make a decision on the application. For a standard NDA for a non-NME, the FDA has set the review goal of 10 months from the date of receipt of the NDA. For Priority Review applications, the FDA has set the review goal of reviewing NME NDAs within six months of the 60-day filing date and the review goal of reviewing non-NME NDAs within 6 months of the date of receipt of the NDA. Such deadlines are referred to as the PDUFA date. The PDUFA date is only a goal and the FDA does not always meet its PDUFA dates. The review process and the PDUFA date may also be extended if the FDA requests or the NDA sponsor otherwise provides certain additional information or clarification regarding the submission during the review period that amends the original application.

The FDA reviews applications to determine, among other things, whether a product is safe and effective for its intended use and whether the manufacturing controls are adequate to assure and preserve the product’s identity, strength, quality and purity. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities, including contract manufacturers and subcontracts, are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical trial sites to assure compliance with GCPs.

The FDA may refer applications for drugs that have not previously been approved by the FDA to an advisory committee or provide in an action letter a summary of the reasons for not referring it to an advisory committee. The FDA may also refer drugs which present difficult questions of safety, purity or potency to an advisory committee. An advisory committee is typically a panel that includes clinicians and other experts who review, evaluate and make a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Once the FDA’s review of the application is complete, the FDA will issue either a Complete Response Letter (“CRL”) or “approval letter.” A CRL indicates that the review cycle of the application is complete and the application is not ready for approval. A CRL generally contains a statement of specific deficiencies and provides recommendations for securing approval of the NDA. These recommendations may include additional clinical or preclinical testing or other information or analyses in order for the FDA to reconsider the application in the future. After receiving a CRL, the sponsor is required to take one of the following actions: 1) resubmit data; 2) withdraw the application; or 3) request a hearing. FDA may consider a failure to take action within 1 year of issuance of a CRL to be a request by the applicant to withdraw the application, unless the applicant has requested an extension of time in which to resubmit the application. Further, FDA may consider failure to resubmit the application within the requested extension of time or to request an additional extension to be a request by the sponsor to withdraw the application. Even with the resubmission of additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If the deficiencies are resolved to the FDA’s satisfaction following resubmission, the FDA may issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for a specific indication(s). The FDA may delay or refuse approval of an NDA if applicable regulatory criteria are not satisfied, require additional testing or information, require post-marketing testing and surveillance to monitor safety or efficacy of a product and/or impose other conditions, including distribution restrictions or other risk management mechanisms. For example, the FDA may require a Risk Evaluation and Mitigation Strategy (“REMS”) as a condition of approval or following approval to mitigate any identified or suspected serious risks and ensure safe use of the drug. The FDA may prevent or limit further marketing of a product or impose additional post-marketing requirements, based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements, FDA notification and FDA review and approval. Further, should new safety information arise, additional testing, product labeling or FDA notification may be required.

If regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which such product may be marketed or may include contraindications, warnings or precautions in the product labeling, which may result in a boxed warning. A boxed warning is the strictest warning put in the labeling of prescription drugs or drug products by the FDA when there is reasonable evidence of an association of a serious hazard with the drug. The FDA also may not approve the inclusion of all labeling claims sought by an applicant. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing regulatory standards is not maintained or if problems occur after the product reaches the marketplace. In addition, the FDA may require Phase 4 post-marketing studies to monitor the effect of approved products and may limit further marketing of the product based on the results of these post-marketing studies.

U.S. Post-approval requirements

Any products manufactured or distributed pursuant to FDA approvals are subject to continuing regulation by the FDA, including periodic reporting, product sampling and distribution, advertising, promotion, drug shortage reporting, compliance with any post-approval requirements imposed as a conditional of approval such as Phase 4 clinical trials, REMS and surveillance, recordkeeping and reporting requirements, including adverse experiences.

After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There also are continuing, annual program fee requirements for approved products. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies and to list their drug products and are subject to periodic announced and unannounced inspections by the FDA and these state agencies for compliance with cGMPs and other requirements, which impose procedural and documentation requirements.

Changes to the manufacturing process are strictly regulated and often require prior FDA approval or notification before being implemented. FDA regulations also require investigation and correction of any deviations from cGMPs and specifications and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in withdrawal of marketing approval, mandatory revisions to the approved labeling to add new safety information or other limitations, imposition of post-market studies or clinical trials to assess new safety risks or imposition of distribution or other restrictions under a REMS program, among other consequences.

The FDA closely regulates the marketing and promotion of drugs. A company can make only those claims relating to safety and efficacy that are consistent with the FDA approved labeling. Physicians, in their independent professional medical judgment, may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested in clinical trials and approved by the FDA. However, manufacturers and third parties acting on their behalf are prohibited from marketing or promoting drugs in a manner inconsistent with the approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Failure to comply with any of the FDA’s requirements could result in significant adverse enforcement actions. These include a variety of administrative or judicial sanctions, such as refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, imposition of a clinical hold or termination of clinical trials, warning letters, untitled letters, modification of promotional materials or labeling, product recalls, product seizures or detentions, refusal to allow imports or exports, total or partial suspension of production or distribution, debarment, injunctions, fines, consent decrees, corporate integrity agreements, refusals of government contracts and new orders under existing contracts, exclusion from participation in federal and state healthcare programs, restitution, disgorgement or civil or criminal penalties, including fines and imprisonment. It is also possible that failure to comply with the FDA’s requirements relating to the promotion of prescription drugs may lead to investigations alleging violations of federal and state healthcare fraud and abuse and other laws, as well as state consumer protection laws. Any of these sanctions could result in adverse publicity, among other adverse consequences.

Regulation of companion diagnostics

We generally expect to rely on third parties for the manufacture of any companion diagnostics we may develop. Companion diagnostics identify patients who are most likely to benefit from a particular therapeutic product; identify patients likely to be at increased risk for serious adverse events as a result of treatment with a particular therapeutic product; or monitor response to treatment with a particular therapeutic product for the purpose of adjusting treatment to achieve improved safety or effectiveness. Companion diagnostics are regulated as medical devices by the FDA. In the United States, the FDCA, and its implementing regulations, and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. Unless an exemption or FDA exercise of enforcement discretion applies, diagnostic tests generally require marketing clearance or approval from the FDA prior to commercialization. The two primary types of FDA marketing authorization applicable to a medical device are clearance of a premarket notification, or 510(k), and approval of a premarket approval application (“PMA”).

To obtain 510(k) clearance for a medical device, or for certain modifications to devices that have received 510(k) clearance, a manufacturer must submit a premarket notification demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device or to a pre-amendment device that was in commercial distribution before May 28, 1976, or a predicate device, for which the FDA has not yet called for the submission of a PMA. In deciding that the device is substantially equivalent to a predicate device, the FDA compares the proposed device to the predicate device and assesses whether the subject device is comparable to the predicate device with respect to intended use, technology, design, and other features which could affect safety and effectiveness. If the FDA determines that the subject device is substantially equivalent to the predicate device, the subject device may be cleared for marketing. The 510(k) premarket notification pathway generally takes from three to twelve months from the date the application is completed but can take significantly longer.

A PMA must be supported by valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical, and manufacturing data, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. For diagnostic tests, a PMA typically includes data regarding analytical and clinical validation studies. As part of its review of the PMA, the FDA will conduct a pre-approval inspection of the manufacturing facility or facilities to ensure compliance with the quality system regulation, or QSR, which requires manufacturers to follow design, testing, control, documentation, and other quality assurance procedures. The FDA’s review of an initial PMA is required by statute to take between six to ten months, although the process typically takes longer, and may require several years to complete. If the FDA evaluations of both the PMA and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure the final approval of the PMA. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny the approval of the PMA or issue a not approvable letter. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. Once granted, PMA approval may be withdrawn by the FDA if compliance with post-approval requirements, conditions of approval or other regulatory standards is not maintained, or problems are identified following initial marketing.

On July 31, 2014, the FDA issued a final guidance document addressing the development and approval process for “In Vitro Companion Diagnostic Devices.” According to the guidance document, for novel therapeutic products that depend on the use of a diagnostic test and where the diagnostic device could be essential for the safe and effective use of the corresponding therapeutic product, the companion diagnostic device should be developed and approved or cleared contemporaneously with the therapeutic, although the FDA recognizes that there may be cases when contemporaneous development may not be possible. However, in cases where a drug cannot be used safely or effectively without the companion diagnostic, the FDA’s guidance indicates it will generally not approve the drug without the approval or clearance of the diagnostic device. The FDA also issued a draft guidance in July 2016 setting forth the principles for co-development of an in vitro companion diagnostic device with a therapeutic product. The draft guidance describes principles to guide the development and contemporaneous marketing authorization for the therapeutic product and its corresponding in vitro companion diagnostic.

Once cleared or approved, the companion diagnostic device must adhere to post-marketing requirements including the requirements of the FDA’s QSR, adverse event reporting, recalls and corrections along with product marketing requirements and limitations. Like drug makers, companion diagnostic makers are subject to unannounced FDA inspections at any time during which the FDA will conduct an audit of the product(s) and the company’s facilities for compliance with its authorities.

U.S. Marketing exclusivity and patent term restoration

The FDA provides periods of non-patent regulatory exclusivity, which provides the holder of an approved NDA limited protection from new competition in the marketplace for the innovation represented by its approved drug for a period of three or five years following the FDA’s approval of the NDA. Five years of exclusivity are available to new chemical entities (“NCEs”). An NCE is a drug that contains no active moiety that has been approved by the FDA in any other NDA. An active moiety is the molecule or ion, excluding those appended portions of the molecule that cause the drug to be an ester, salt, including a salt with hydrogen or coordination bonds or other noncovalent bonds not involving the sharing of electron pairs between atoms, derivatives, such as a complex (i.e., formed by the chemical interaction of two compounds), chelate (i.e., a chemical compound) or clathrate (i.e., a polymer framework that traps molecules) of the molecule, responsible for the therapeutic activity of the drug substance. During the exclusivity period, the FDA may not accept for review or approve an Abbreviated New Drug Application (“ANDA”) or a 505(b)(2) NDA submitted by another company that contains the previously approved active moiety. An ANDA or 505(b)(2) application, however, may be submitted one year before NCE exclusivity expires if a Paragraph IV certification is filed.

Three years of exclusivity are available for an application for a drug product containing a previously approved active moiety. To qualify for such exclusivity the NDA applicant must conduct or sponsor a new clinical investigation that FDA determines is essential to the approval of the application. Three-year exclusivity prevents the approval of an ANDA or a 505(b)(2) NDA for a drug product containing the same active moiety for the protected conditions of approval. The scope of any three-year exclusivity granted by the FDA is determined on a case-by-case basis and depends on several factors, including the FDA’s analysis of the scope of the new clinical investigations essential to approval conducted or sponsored by the applicant.

Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness or generate such data themselves.

Depending upon the timing, duration, and specifics of FDA approval of any future product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits restoration of the patent term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent-term restoration period is generally one-half the time between the effective date of an IND or the issue date of the patent, whichever is later, and the submission date of an NDA plus the time between the submission date of an NDA or the issue date of the patent, whichever is later, and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA.

Regulation outside the United States

We will be subject to similar foreign laws and regulations concerning the development of our product candidates outside of the United States.

European union drug development, review and approval

In the European Union (the “EU”), our product candidate(s) may also be subject to extensive regulatory requirements governing, among other things, clinical trials and any commercial sales and distribution of our product candidate(s).

Whether or not we obtain FDA approval for a product candidate, we must obtain the requisite approvals from regulatory authorities located in the EU Member States prior to the commencement of clinical trials as well as EU or national regulatory approvals prior to marketing the product candidate(s).

Clinical trials

Clinical trials of medicinal products in the EU must be conducted in accordance with EU and national regulations and the International Conference on Harmonization (“ICH”) guidelines on good clinical practices (“GCP”), as well as the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. If the sponsor of the clinical trial is not established within the EU, it must appoint an EU entity to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most EU Member States, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.

The EU clinical trials legislation is currently undergoing a transition process mainly aimed at harmonizing and streamlining CTA, simplifying adverse-event reporting procedures, improving the supervision of clinical trials and increasing their transparency. In April 2014, the EU adopted the EU Clinical Trials Regulation (EU) No 536/201 (the “ CTR”), which is set to repeal the current EU Clinical Trials Directive 2001/20/EC (the “Directive”). The CTR will be directly applicable in all Member States and is currently expected to become effective in early 2022. Although the Directive has sought to harmonize the EU clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the EU, the EU Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the Member State regimes. Under the current regime, and similarly to the United States, before a clinical trial can be initiated in the EU a clinical trial application (“CTA”), much like the IND, must be submitted to each Member State’s national competent authority (“NCA”) and an independent ethics committee (“EC”), where the trial is to be conducted. If a trial is to be conducted in a number of Member States, an applicant may be able to use the Voluntary Harmonization Procedure to obtain a harmonized assessment of the CTA by the relevant NCAs. Once the CTA is approved by the NCA and the EC has granted a positive opinion in relation to the conduct of the trial in the relevant Member State(s), in accordance with a country’s requirements, clinical study development may proceed.

The CTA must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality, nonclinical and clinical plan for the medicinal product under investigation. Currently, CTAs must be submitted to the competent authority in each EU Member State in which the trial will be conducted. Under the CTR, there will be a centralized application procedure where one national authority takes the lead in reviewing the application and the other national authorities have only limited involvement. Any substantial changes to the trial protocol or other information submitted with the CTA must be notified to or approved by the NCAs and ECs.

Marketing authorizations

In the EU, medicinal products can only be commercialized after obtaining a marketing authorization (“MA”). There are two types of procedures for regulatory review of marketing authorization applications (“MAA”).

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Centralized procedure.    If pursuing marketing authorization of a product candidate for a therapeutic indication under the centralized procedure, following the opining of the EMA’s Committee for Medicinal

Products for Human Use (“CHMP”), the European Commission issues a single marketing authorization valid across the entire territory of the EU, as well as Iceland, Liechtenstein and Norway (the “European Economic Area” or “EEA”). The centralized procedure is compulsory for human medicines that (i) are derived from biotechnology processes; (ii) are advanced therapy medicinal products (i.e., gene therapy, somatic cell therapy and tissue engineered products); (iii) contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune diseases and other immune dysfunctions, viral diseases; and (iv) are officially designated orphan medicines. For medicines that do not fall within these categories, an applicant has the option of applying for a centralized marketing authorization to the EMA, as long as the medicine concerned contains a new active substance not yet authorized in the EEA, is a significant therapeutic, scientific, or technical innovation, or if its authorization would be in the interest of public health at EU-level. Under the centralized procedure the maximum timeframe for the evaluation of an MAA by the EMA is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. Clock stops may extend the timeframe of evaluation of a MAA considerably beyond 210 days. Where the CHMP gives a positive opinion, the EMA provides the opinion together with supporting documentation to the European Commission, who make the final decision to grant a MA, which is issued within 67 days of receipt of the EMA’s recommendations. Accelerated assessment might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of major public health interest, particularly from the point of view of therapeutic innovation. The timeframe for the evaluation of an MAA under the accelerated assessment procedure is 150 days, excluding clock stops, but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that the application is no longer appropriate to conduct an accelerated assessment.

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National marketing authorization procedures.    There are also two other possible routes to authorize products for therapeutic indications in several countries, which are available for products that fall outside the scope of the centralized procedure:

–	Decentralized procedure. If the product has not received a national MA in any Member State at the time of application, an applicant may apply for simultaneous authorization in more than one EU Member State. Under the decentralized procedure an identical dossier is submitted to the NCA of each of the member states in which the MA is sought, one of which is selected by the applicant as the Reference Member State.

–	Mutual recognition procedure. In the mutual recognition procedure, a medicine that has already been authorized in one EU Member State, in accordance with the national procedures of that Member State, can be recognized in another Member State.

Under the above-described procedures, before granting the MA, EMA or the NCAs of the Member States of the EEA assess the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety, and efficacy. MAs have an initial duration of five years. After these five years, the authorization may be renewed for an unlimited period on the basis of a reevaluation of the risk-benefit balance.

Data and market exclusivity

The EU also provides opportunities for market exclusivity. Upon receiving an MA, innovative medicinal products, sometime referred to as new chemical entities (i.e., reference products) qualify for eight years of data exclusivity and an additional two years of market exclusivity, and a potential one year extension, if, during the first eight years, the MA holder obtains an authorization for one or more new therapeutic indications that demonstrates “significant clinical benefit” in comparison with existing therapies; this system is usually referred to as “8+2+1.” The data exclusivity period prevents generic or biosimilar applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. During the additional two-year period of market exclusivity, a generic MA can be submitted, and the innovator’s data may be referenced, but no generic product can be marketed until the expiration of the market exclusivity period.

Orphan designation

The criteria for designating an “orphan medicinal product” in the EEA are similar in principle to those in the United States. A medicinal product may be designated as orphan if (1) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (a) such condition affects no more than five in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the EU to justify investment; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU, or if such a method exists, the product will be of significant benefit to those affected by the condition.

In the EU, orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers and are, upon grant of a marketing authorization, entitled to ten years of market exclusivity for the approved therapeutic indication. During this ten-year orphan market exclusivity period, no marketing authorization application shall be accepted, and no marketing authorization shall be granted for a similar medicinal product for the same indication. An orphan product can also obtain an additional two years of market exclusivity in the EU for pediatric studies. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The ten-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, marketing authorization may be granted to a similar product for the same indication at any time if (i) the second applicant can establish that its product, although similar, is safer, more effective, or otherwise clinically superior to the authorized product; (ii) the MA holder for the authorized product consents to a second orphan medicinal product application; or (iii) the MA holder for the authorized product cannot supply enough orphan medicinal product.

Companion diagnostics

As stated above, our product candidates may require use of an in vitro diagnostic to identify appropriate patient populations. As in the US, these diagnostics, referred to as companion diagnostics, are regulated as medical devices in the EU. On May 26, 2022, the In-Vitro Diagnostic Devices Regulation (EU) 2017/746 (the “EU IVDR”) will become fully applicable in all EU Member States (and therefore will not apply in the United Kingdom (the “UK”), with the exception of Northern Ireland). The EU IVDR introduced more stringent requirements than the current EU In Vitro Diagnostics Directive 98/79/EC and manufacturers will need to apply to a notified body for a conformity assessment of their device under the EU IVDR in order for their device to be marketed after May 26, 2022. As manufacturers are currently able to place devices on the market under the EU IVDR, any new devices should be assessed under this regulation rather than the previous Directive. Before a notified body can issue a CE certificate for a companion diagnostic, it must seek a scientific opinion from the EMA on the suitability of the companion diagnostic to the medicinal product concerned if the medicinal product falls exclusively within the scope of the centralized marketing authorization procedure.

Pediatric development

In the EU, marketing authorization applications for new medicinal products must include the results of trials conducted in the pediatric population, in compliance with a Pediatric Investigation Plan (“PIP”), agreed with the EMA’s Pediatric Committee (“PDCO”). The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which an MA is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data are not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the MA is obtained in all Member States and study results are included in the product information, even when negative, the product is eligible for a six-months supplementary protection certificate extension (if any is in effect at the time of approval) or, in the case of orphan pharmaceutical products, a two year extension of the orphan market exclusivity is granted.

Brexit and the regulatory framework in the United Kingdom

In June 2016, the electorate in the United Kingdom (the “UK”) voted in favor of leaving the EU (commonly referred to as “Brexit”). Thereafter, in March 2017, the country formally notified the EU of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty and the UK formally left the EU on January 31, 2020. The transition period, during which EU pharmaceutical laws continued to apply to the UK, has expired on December 31, 2020. However, the EU and the UK have concluded a trade and cooperation agreement (“TCA”), which is provisionally applicable since January 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of GMP, inspections of manufacturing facilities for medicinal products and GMP documents issued, but does not foresee wholesale mutual recognition of UK and EU pharmaceutical regulations.

Now that the UK (which comprises Great Britain and Northern Ireland) has left the EU, Great Britain will no longer be covered by centralized MAs (under the Northern Irish Protocol, centralized MA will continue to be recognized in Northern Ireland). All medicinal products with a current centralized MA were automatically converted to Great Britain MAs on January 1, 2021. For a period of two years from January 1, 2021, the Medicines and Healthcare products Regulatory Agency (“MHRA”), the UK medicines regulator, may rely on a decision taken by the European Commission on the approval of a new MA in the centralized procedure, in order to more quickly grant a new Great Britain MA. A separate application will, however, still be required.

Government regulation of data collection outside of the United States

Since we plan to conduct clinical trials in the European Union, we will be subject to additional privacy restrictions. The collection and use of personal health data in the EEA (being the European Union plus Norway, Iceland, and Liechtenstein), is governed by the General Data Protection Regulation (“GDPR”), which became effective on May 25, 2018. The GDPR applies to the processing of personal data by any company established in the EEA and to companies established outside the EEA to the extent they process personal data in connection with the offering of goods or services to data subjects in the EEA or the monitoring of the behavior of data subjects in the EEA. The GDPR enhances data protection obligations for data controllers of personal data, including stringent requirements relating to the consent of data subjects, expanded disclosures about how personal data is used, requirements to conduct privacy impact assessments for “high risk” processing, limitations on retention of personal data, mandatory data breach notification and “privacy by design” requirements, and creates direct obligations on service providers acting as processors. The GDPR also imposes strict rules on the transfer of personal data outside of the EEA to countries that do not ensure an adequate level of protection, like the United States (which, while deemed a third country, has the benefit of the Privacy Shield regime for transatlantic data transfers). Failure to comply with the requirements of the GDPR and the related national data protection laws of the European Union Member States and Norway, Iceland, and Liechtenstein, which may deviate slightly from the GDPR, may result in fines of up to 4% of a company’s global revenues for the preceding financial year, or € 20,000,000, whichever is greater. Moreover, the GDPR grants data subjects the right to claim material and non-material damages resulting from infringement of the GDPR. Given the breadth and depth of changes in data protection obligations, maintaining compliance with the GDPR will require significant time, resources, and expense, and we may be required to put in place additional controls and processes ensuring compliance with the new data protection rules. There has been limited enforcement of the GDPR to date, particularly in biopharmaceutical development, so we face uncertainty as to the exact interpretation of the new requirements on any future trials and we may be unsuccessful in implementing all measures required by data protection authorities or courts in interpretation of the new law. Further, Brexit has created uncertainty with regard to data protection regulation in the United Kingdom. It is unclear how United Kingdom data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the United Kingdom will be regulated in the long term. These changes will lead to additional costs and increase our overall risk exposure. Currently there is a four to six-month grace period agreed in the European Union and United Kingdom Trade and Cooperation Agreement, ending June 30, 2021 at the latest, whilst the parties discuss an adequacy decision. The European Commission published a draft adequacy decision on February 19, 2021. If adopted, the decision will enable data transfers from European Union Member States to the United Kingdom for a four-year period, subject to subsequent extensions.

There is significant uncertainty related to the manner in which data protection authorities will seek to enforce compliance with GDPR. For example, it is not clear if the authorities will conduct random audits of companies doing business in the EU, or if the authorities will wait for complaints to be filed by individuals who claim their rights have been violated. Enforcement uncertainty and the costs associated with ensuring GDPR compliance are onerous and may adversely affect our business, financial condition, results of operations and prospects. Should we utilize third party distributors, compliance with such foreign governmental regulations would generally be the responsibility of such distributors, who may be independent contractors over whom we have limited control.

Other healthcare laws

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our business operations and any current or future arrangements with third-party payors, healthcare providers and physicians may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we develop, market, sell and distribute any drugs for which we obtain marketing approval. In the United States, these laws include, without limitation, state and federal anti-kickback, false claims, physician transparency and patient data privacy and security laws and regulations, including but not limited to those described below.

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The federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, paying, receiving or providing any remuneration (including any kickback, bride or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward or in return for, either the referral of an individual for, or the purchase order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid; a person or entity need not have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act or federal civil money penalties;

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The federal civil and criminal false claims laws, including the civil False Claims Act (“FCA”), which prohibit individuals or entities from, among other things, knowingly presenting or causing to be presented, to the federal government, claims for payment or approval that are false, fictitious or fraudulent; knowingly making, using or causing to be made or used a false statement or record material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. In addition, the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

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The federal civil monetary penalties laws, which impose civil fines for, among other things, the offering or transfer or remuneration to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of services reimbursable by Medicare or a state health care program, unless an exception applies;

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The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) imposes criminal and civil liability for knowingly and willfully executing a scheme or attempting to execute a scheme, to defraud any healthcare benefit program, including private payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense or falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity need not have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), and their respective implementing regulations, imposes, among other things, specified requirements on covered entities and their respective business associates, independent contractors or agents, that perform services for them that involve the creation, maintenance, receipt, use, or disclosure of, individually identifiable health information relating to the privacy, security, and transmission of individually identifiable health information including mandatory contractual terms and required implementation of technical safeguards of such information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates in some cases, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

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The Physician Payments Sunshine Act, enacted as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “ACA”), imposed new annual reporting requirements for certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, for certain payments and “transfers of value” provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by such physicians and their immediate family members. In addition, many states also require reporting of payments or other transfers of value, many of which differ from each other in significant ways, are often not pre-empted and may have a more prohibitive effect than the Physician Payments Sunshine Act, thus further complicating compliance efforts. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made and investment and ownership interested held in the previous year to certain non-physician providers such as physician assistants and nurse practitioners; and

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Analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party-payors, including private insurers, and may be broader in scope than their federal equivalents; state and foreign laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to drug pricing and payments and other transfers of value to physicians and other healthcare providers and restrict marketing practices or require disclosure of marketing expenditures and pricing information; state and local laws that require the registration of pharmaceutical sales representatives; and state and foreign laws that govern the privacy and security of health information in some circumstances. In addition, some states have passed laws that require pharmaceutical companies to comply with the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America’s Code on Interactions with Healthcare Professionals. These data privacy and security laws may differ from each other in significant ways and often are not pre-empted by HIPAA, which may complicate compliance efforts.

In addition, pharmaceutical manufacturers may also be subject to federal and state consumer protection and unfair competition laws and regulations, which broadly regulate marketplace activities and that potentially harm consumers.

The distribution of drugs and biological products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The full scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. Federal and state enforcement bodies have continued to increase their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other related governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, disgorgement, exclusion from government funded healthcare programs, such as Medicare and Medicaid, reputational harm, additional oversight and reporting obligations if we become subject to a corporate integrity agreement or similar settlement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to similar actions, penalties and sanctions. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention from its business.

Coverage and reimbursement

In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage and establish adequate reimbursement levels for, the product. In the United States, no uniform policy of coverage and reimbursement for drug products exists among third-party payors. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Additionally, companies may also need to provide discounts to purchasers, private health plans or government healthcare programs. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover a product could reduce physician utilization once the product is approved and have a material adverse effect on sales, our operations and financial condition. Factors that payors consider in determining reimbursement are based on whether the product is (i) a covered benefit under its health plan; (ii) safe, effective, and medically necessary; (iii) appropriate for the specific patient; (iv) cost-effective; and (v) neither experimental nor investigational. Additionally, a third-party payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product and the level of coverage and reimbursement can differ significantly from payor to payor.

Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any product candidate that we commercialize and, if reimbursement is available, the level of reimbursement. In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price (“ASP”) and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs.

The containment of healthcare costs has become a priority of federal, state and foreign governments and the prices of products have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare reform

In the United States and some foreign jurisdictions, there have been, and likely will continue to be, a number of legislative and regulatory changes and proposed changes regarding the healthcare system directed at broadening the availability of healthcare, improving the quality of healthcare and containing or lowering the cost of healthcare. As a result, our business could be affected by significant and potentially unanticipated changes in government healthcare policy. Any such changes could substantially impact our future revenues, increase costs, and divert management attention from our business strategy. Going forward, we cannot predict the full impact of governmental healthcare policy changes on our business, prospects, financial conditions, and results of operations.

In the United States, the ACA was enacted into law in March 2010 and significantly impacted the pharmaceutical industry in a number of ways, including changes to the coverage and payment for pharmaceuticals under government health care programs. Among other things, the ACA expanded healthcare fraud and abuse laws such as the False Claims Act and the Anti-Kickback Statute, including but not limited to required disclosures of financial arrangements with physicians and others, required reporting of overpayments, lower thresholds for violations, new government investigative powers, and enhanced penalties for such violations. The ACA also included provisions of importance to our potential product candidate that:

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created an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic products, apportioned among these entities according to their market share in certain government healthcare programs;

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expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

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expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of “average manufacturer price,” or AMP, for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices;

•	addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

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increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program and extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations;

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subjected manufacturers to new annual fees and taxes for certain branded prescription drugs, and created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70% pursuant to the Bipartisan Budget Act of 2018, effective as of January 1, 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and provided incentives to programs that increase the federal government’s comparative effectiveness research.

•	expanded the types of entities eligible for the 340B drug discount program;

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established the Medicare Part D coverage gap discount program by requiring manufacturers to provide point-of-sale-discounts off the negotiated price of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D; and

•	created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research.

Since its enactment, there have been numerous political and legal efforts to expand, repeal, replace or modify the ACA, some of which have been successful, in part, in modifying the law, as well as court challenges to the constitutionality of the law. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an Executive Order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The Executive Order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures of the Biden administrations or other efforts, if any, to challenge repeal or replace the ACA, will impact our business.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 unless additional Congressional action is taken. These reductions have been suspended from May 1, 2020 through December 31, 2021 due to the COVID-19 pandemic. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products, which has resulted in several Congressional inquiries and proposed and enacted state and federal legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for pharmaceutical products. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy, a type of prior authorization, for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change, which was effective as of January 1, 2019. We cannot predict whether future healthcare initiatives will be implemented at the federal or state level or how any such future legislation, regulation, or initiative may affect us. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors. In addition, individual states in the United States have also increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, it is possible that additional governmental action is taken to address the COVID-19 pandemic. For example, on April 18, 2020, CMS announced that qualified health plan issuers under the ACA may suspend activities related to the collection and reporting of quality data that would have otherwise been reported between May and June 2020 given the challenges healthcare providers are facing responding to the ongoing COVID-19 pandemic. Current or potential future federal legislation and the expansion of the government’s role in the United States healthcare industry may adversely affect our business, prospects, financial condition, and results of operations.

On May 30, 2018, the Right to Try Act was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a drug manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

Outside the United States, ensuring coverage and adequate payment for a product also involves challenges. Pricing of prescription pharmaceuticals is subject to government control in many countries. Pricing negotiations with government authorities can extend well beyond the receipt of regulatory approval for a product and may require a clinical trial that compares the cost-effectiveness of a product to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in commercialization.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed upon. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies or so-called health technology assessments, in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a product, or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on healthcare costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic, and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained.

Reference pricing used by various European Union member states, and parallel trade, i.e., arbitrage between low-priced and high-priced member states, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries.

We cannot predict the likelihood, nature, or extent of health reform initiatives that may arise from future legislation or administrative action, particularly as a result of the recent presidential administration change. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

Compliance with other federal and state laws or requirements; changing legal requirements

If any products that we may develop are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, labeling, packaging, distribution, sales, promotion, and other activities also are potentially subject to federal and state consumer protection and unfair competition laws, among other requirements to which we may be subject.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive recordkeeping, licensing, storage, and security requirements intended to prevent the unauthorized sale of pharmaceutical products. The failure to comply with any of these laws or regulatory requirements may subject firms to legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, exclusion from federal healthcare programs, requests for recall, seizure of products, total or partial suspension of production, denial, or withdrawal of product approvals, relabeling or repackaging, or refusal to allow a firm to enter into supply contracts, including government contracts. Any claim or action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Prohibitions or restrictions on marketing, sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example:

•	changes to our manufacturing arrangements;

•	additions or modifications to product labeling or packaging;

•	the recall or discontinuation of our products; or

•	additional recordkeeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

Other U.S. environmental, health and safety laws and regulations

We may be subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and waste products, we cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of our hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

We maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees, but this insurance may not provide adequate coverage against potential liabilities. However, we do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair our research, development, or production efforts. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties, or other sanctions.

Facilities

Our corporate headquarters are located in Cambridge, Massachusetts, where we lease office space pursuant to a month-to month lease. We believe that this existing facility is adequate for our current needs and that suitable additional or alternative space will be available in the future on commercially reasonable terms, if required.

Employees and human capital

As of June 30, 2021, we had 27 full-time employees. Of these employees, 22 were engaged in research and development activities. Eleven of our employees have M.D. or Ph.D degrees. All employees are based in Cambridge, Massachusetts. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing, and integrating our existing and new employees, advisors, and consultants. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

Legal proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any material legal proceedings. Regardless of outcome, such proceedings or claims can have an adverse impact on our business because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.

Management

Executive officers and directors

The following table sets forth the name, age and position of each of our executive officers and directors as of June 30, 2021.

Name	Age	Position

Executive Officers:

James R. Porter, Ph.D	46	Chief Executive Officer, President and Director

Alexandra Balcom	37	Chief Financial Officer

Christopher D. Turner, M.D.	53	Chief Medical Officer

Deborah Miller, Ph.D, J.D.	46	Chief Legal Officer

Darlene Noci	44	SVP of Product Development & Regulatory Affairs

Non-Executive Directors:

D. Gary Gilliland, M.D., Ph.D (1)(2)(3)	67	Director

Andrew A. F. Hack, M.D., Ph.D (1)	47	Director

Robert Jackson, M.D. (2)	59	Director

Joseph Pearlberg, M.D., Ph.D (3)	57	Director

Matthew Shair, Ph.D	53	Scientific Founder and Director

Sapna Srivastava, Ph.D (1)	50	Director

Cameron A. Wheeler, Ph.D (2)(3)	43	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating and Corporate Governance Committee

Executive team

James R. Porter, Ph.D, joined us at inception in 2018, and has served as our Chief Executive Officer and President and as a member of our board of directors since February 2020. Before joining Nuvalent, Dr. Porter held various roles at Infinity Pharmaceuticals, Inc. (NASDAQ: INFI) (“Infinity”), from July 2002 to December 2016, including Vice President of Product Development. Over the course of over 14 years at Infinity, he contributed to the research and development programs of six different compounds entering clinical trials. As the duvelisib product development team leader, Dr. Porter led a cross-functional development team from development candidate nomination through NDA submission, resulting in the FDA approval of COPIKTRA® for patients with follicular lymphoma, small lymphocytic lymphoma and chronic lymphocytic leukemia. He also led the transition, product development team, and NDA submission at Verastem Oncology (NASDAQ: VSTM) upon its acquisition of the duvelisib program during Phase 3 clinical development. Dr. Porter earned his B.A. in chemistry at the College of the Holy Cross and his Ph.D in organic chemistry from Boston College. We believe that Dr. Porter is qualified to serve as a member of our board of directors due to his extensive leadership experience in the biopharmaceutical industry.

Alexandra Balcom, M.B.A., C.P.A., has served as our Chief Financial Officer since January 2021. Ms. Balcom brings over 15 years of strategic, financial and operational experience in the biotechnology industry to her role. Before joining Nuvalent, she held various roles at SQZ Biotechnologies Company (NYSE: SQZ) (“SQZ”) from April 2017 to March 2021, including Vice President of Finance, where she was responsible for strategic planning, finance and accounting. During her time at SQZ, she helped raise over $270 million in private and public equity financing, including its 2020 initial public offering. Prior to that, Ms. Balcom served as Corporate Controller at Agios Pharmaceuticals Inc. (NASDAQ: AGIO), where she built the finance and accounting teams and contributed to the company’s strategic financing efforts, raising more than $700 million in equity financing, including playing a key role in its 2013 initial public offering. Ms. Balcom was responsible for all financial functions of the company including strategic planning, treasury, tax, finance and accounting. Earlier in her career, Ms. Balcom held positions at both Molecular Insight Pharmaceuticals Inc., a publicly-traded oncology company, which was acquired by Progenics Pharmaceuticals, Inc. (NASDAQ: PGNX) in 2013 and Coley Pharmaceutical Group, Inc., a publicly-traded company developing immunotherapies for cancer and other disease areas, which was acquired by Pfizer Inc. (“Pfizer”) (NYSE: PFE) in 2007.Ms. Balcom earned her B.B.A in finance from the University of Massachusetts, Amherst and her M.B.A from Boston College. Ms. Balcom is also a certified public accountant in Massachusetts.

Christopher D. Turner, M.D., has served as our Chief Medical Officer since March 2021. Dr. Turner is an experienced oncology drug developer and executive with over 20 years of clinical and pharmaceutical experience in both early and late stage oncology drug development. Before joining Nuvalent, Dr. Turner served as Vice President of Clinical Development at Blueprint Medicines Corporation (NASDAQ: BPMC) from June 2018 to March 2021, where he oversaw the development and approval of kinase inhibitor GAVRETO™ (pralsetinib) in RET-fusion positive NSCLC and RET-altered thyroid cancer. From July 2014 to May 2018, Dr. Turner served as Vice President of Clinical Science at Celldex Therapeutics, Inc. (CLDX), where he led the development of novel antibody-drug conjugate (ADC) and immune-oncology pipeline compounds. From July 2008 to July 2014, Dr. Turner held various roles at ARIAD Pharmaceuticals, Inc. (“Ariad”), which was acquired by Takeda Oncology (TSE: 4502) in 2017, including Head of Clinical Research, where he led the development of ICLUSIG® (ponatinib), a kinase inhibitor therapy for patients with chronic myeloid leukemia and ALUNBRIG® (brigatinib), a kinase inhibitor therapy for patients with anaplastic lymphoma kinase (“ALK”) positive NSCLC. Prior to that, Dr. Turner was Director of the Pediatric Neuro-Oncology Outcomes Clinic at the Dana-Farber Cancer Institute/Children’s Hospital Boston and an Instructor of Pediatrics at Harvard Medical School. Dr. Turner is board certified in both Pediatrics and Pediatric Hematology and Oncology and is a Fellow of the American Academy of Pediatrics. He received his B.A. in biochemistry from Bowdoin College and his M.D. from the University of Rochester School of Medicine and Dentistry in Rochester, New York. He completed a residency in General Pediatrics at Children’s National Medical Center in Washington, DC and fellowships in both Pediatric Hematology/Oncology and Pediatric Neuro-Oncology at Duke University Medical Center in Durham, North Carolina.

Deborah Miller, Ph.D., J.D. has served as our Chief Legal Officer since June 2021. Dr. Miller has over 20 years of legal experience managing the entire pharmaceutical lifecycle from early discovery through litigation. Before joining Nuvalent, she held various roles at Sumitomo Dainippon Pharma America, Inc. (“SDPA”) from April 2020 to June 2021, including Senior Vice President, Deputy General Counsel and Chief IP Counsel, where she was responsible for providing legal services to all of Sumitomo Dainippon Pharma Co., Ltd.’s (“Sumitomo”) North American companies. Prior to that, Dr. Miller served as Deputy General Counsel & Chief IP Counsel at Sunovion Pharmaceuticals Inc., a subsidiary of SDPA, from March 2017 to April 2020 and held various roles at Infinity Pharmaceuticals, Inc. from March 2010 to March 2017, including Vice President, Deputy General Counsel and Chief Patent Counsel, where she built and managed the intellectual property group and supported various in-licensing, out-licensing and financing ventures. Earlier in her career, Dr. Miller was IP corporate counsel at Sepracor Inc. (currently, Sunovion Pharmaceuticals Inc.), a publicly-traded biopharmaceutical company, which was acquired by Sumitomo in 2010, and an associate at the law firm Nutter McClennen & Fish LLP. She received her B.A. in chemistry from Swarthmore College, her M.M.Sc. from Harvard Medical School, her Ph.D. in biological chemistry and molecular pharmacology from Harvard University and her J.D. from Suffolk University Law School.

Darlene Noci, A.L.M., has served as our Senior Vice President of Product Development & Regulatory Affairs since January 2021. Ms. Noci has over 20 years of experience as an accomplished global product development leader, specializing in global regulatory affairs and strategic oversight of early and late-stage programs. Throughout her career, Darlene contributed to several successful drug approvals, including Fabrazyme®, Mozobil®, Clolar®/Evoltra® , and Bavencio®. Prior to founding her own regulatory consulting firm, Noci Strategic Consulting, LLC, in May 2018, Darlene served as Vice President, Regulatory Affairs and Quality Assurance at X4 Pharmaceuticals, Inc. (NASDAQ: XFOR) from January 2016 to May 2018. Prior to that, Darlene served as Global Regulatory Lead Strategist, Immuno-Oncology at EMD Serono, the North America biopharma business of Merck KgaA, Darmstadt, Germany (OTC: MKGAF), from June 2014 to January 2016, where she led the global regulatory strategy and portfolio for Bavencio®, the company’s anti-programmed death-ligand 1 antibody. In this role, she was instrumental in the global clinical development in record time to a proof of concept spanning more than ten solid tumor indications, including NSCLC, urothelial carcinoma and Merkel cell carcinoma. Ms. Noci also served on the joint steering committee with Pfizer. Prior to that, she held various roles at several biotechnology companies, including Infinity, Sanofi S.A. (“Sanofi”) (NASDAQ: SNY), and Genzyme (acquired by Sanofi in 2011). Ms. Noci received her B.A. from Adelphi University and her A.L.M. in government from Harvard University Extension School.

Non-Executive directors

D. Gary Gilliland, M.D., Ph.D, has served as a member of our board of directors since January 2021. Over the course of 35 years, Dr. Gilliland has made major contributions to understanding the genetic basis of blood diseases, particularly leukemia, and translated seminal findings on the role of mutated kinases in leukemia into new, precision treatments that stop cancer while causing minimal adverse events. Before joining Nuvalent, Dr. Gilliland served as the President and Director of the Fred Hutchinson Cancer Research Center from January 2015 to February 2020. Prior to that, Dr. Gilliland served as Vice Dean and Professor of Medicine at the University of Pennsylvania Perelman School of Medicine and Vice President of the University of Pennsylvania healthcare system, where he spearheaded a new model for personalized medicine. From March 2009 to August 2013, Dr. Gilliland served as Senior Vice President of the Global Oncology Franchise at Merck & Co., Inc. (NYSE: MRK), where he led KEYTRUDA® (pembrolizumab), a breakthrough immunotherapy drug, to market. Prior to that, Dr. Gilliland was Director of the Leukemia Program at the Dana-Farber Cancer Institute and spent 20 years on the faculty of Harvard Medical School. Dr. Gilliland currently serves on the board of directors of Laboratory Corporation of America Holdings (NYSE: LH). He received his B.A. in bacteriology from the University of California, Davis, his Ph.D in microbiology from the University of California, Los Angeles, and his M.D. from the University of California, San Francisco. We believe Dr. Gilliland is qualified to serve on our board of directors because of his extensive experience in the biopharmaceutical industry and scientific background.

Andrew A. F. Hack, M.D., Ph.D, has served as a member of our board of directors since April 2021. Since March 2019, Dr. Hack has served as a Managing Director of Bain Capital Life Sciences, a private equity fund that invests in biopharmaceutical, specialty pharmaceutical, medical device, diagnostics, and enabling life science technology companies globally, and since August 2020 has served as Chief Financial Officer and a member of the board of directors of BCLS Acquisition Corp., a special purpose acquisition company sponsored by an affiliate of Bain Capital Life Sciences. From July 2015 to March 2019, he was the Chief Financial Officer of Editas Medicine (NASDAQ: EDIT). Previously, Dr. Hack served as a portfolio manager at Millennium Management from May 2011 to June 2015, where he ran a healthcare hedge fund focused on biotechnology, pharmaceutical and medical device companies. Earlier in his investment career, he was a securities analyst at a number of healthcare-focused hedge funds and investment banks in New York. Prior to this, he was Director of Life

Sciences at Reify Corporation, a life science tools and drug discovery company. Dr. Hack currently serves on the boards of directors of BCLS Acquisition Corporation (NASDAQ: BLSA), Dynavax Technologies Corporation (NASDAQ: DVAX), and Mersana Therapeutics, Inc. (NASDAQ: MRSN), which are portfolio companies of Bain Capital Life Sciences. He previously served on the boards of directors of Atea Pharmaceuticals, Inc. (NASDAQ: AVIR) and Allena Pharmaceuticals (NASDAQ: ALNA), which are also portfolio companies of Bain Capital Life Sciences. Dr. Hack received an M.D. and Ph.D. in Molecular Genetics and Cell biology, as well as an A.B. in Biology with Special Honors from the University of Chicago. We believe that Mr. Hack’s broad investment and public company experience in the life sciences industry make him well qualified to serve on our board of directors.

Robert Jackson, M.D., has served as a member of our board of directors since our inception in February 2017. From January 2001 to December 2020, Dr. Jackson has held various roles at Deerfield, serving most recently as Partner and Chief Science Officer. Prior to Deerfield, Dr. Jackson was a healthcare analyst at Janus Capital from January 1999 to December 2001, and previously founded and managed a group ophthalmology practice. He received his B.A. from Rollins College, his M.D. from West Virginia University and his M.B.A. with distinction from the Wharton School at the University of Pennsylvania. He was a Cleveland Fellow at Case Western Reserve University, having spent a year at the Royal Melbourne Hospital in Australia. Dr. Jackson completed his ophthalmology residency at Case Western Reserve University and was Chief Resident in his final year. We believe Dr. Jackson is qualified to serve on our board of directors because of his experience and leadership both in the healthcare and venture capital fields.

Joseph Pearlberg, M.D., Ph.D, has served as a member of our board of directors since January 2021. Since July 2017, Dr. Pearlberg has served as the Vice President of Scientific Affairs in the Biotherapeutics group at Deerfield. Prior to Deerfield, Joseph served as the Vice President of Clinical Development at Infinity from June 2016 to July 2017 and as a Senior Medical Director from December 2014 to June 2016. Prior to that, Dr. Pearlberg worked as a Medical Director in the oncology unit of Sanofi. He was a Lecturer in the Department of Biological Chemistry and Molecular Pharmacology at Harvard Medical School. He received his B.A. from the University of Pennsylvania, his Ph.D in Molecular Biology from Harvard University, and his M.D. at the University of California, San Francisco, and completed his clinical training at the Massachusetts General Hospital and Dana Farber Cancer Institute. We believe Dr. Pearlberg is qualified to serve on our board of directors because of his business and leadership experience in the life sciences industry and his scientific background.

Matthew Shair, Ph.D, is our scientific founder and Head Scientific Advisor and has served as a member of our board of directors since our inception in February 2017. Since June 1997, Dr. Shair has served as a Professor in the Department of Chemistry and Chemical Biology at Harvard University; he is also an associate of the Broad Institute and an affiliate of the Harvard Stem Cell Institute. Dr. Shair and his lab at Harvard (the “Shair lab”) have made critical strides in target-oriented synthesis of complex molecules, including syntheses of CP-263,114, longithorone and cortistatin A.The Shair lab developed and out-licensed candidate small molecule therapeutic inhibitors of CDK8/19, resulting in one the largest upfront licensing payments in Harvard’s history. Due in part to the Shair lab’s studies, CDK8/19 inhibitors have now entered clinical trials for treatment of acute myeloid leukemia (“AML”) and myelodysplastic syndromes (MDS). Dr. Shair has been a scientific founder of several biotechnology companies, including Infinity, Makoto Life Sciences and Chemiderm, and he has been an advisor to Ariad, Enanta Pharmaceuticals, Inc. (NASDAQ: ENTA), Bristol-Myers Squibb Company (NYSE: BMY) and Novartis AG (NYSE: NVS). Dr. Shair has been the recipient of many awards for his research contributions, including the Cope Scholar Award and the Sackler Prize in the Chemical Sciences. He received his B.A. in chemistry from the University of Rochester, his M.S. in organic chemistry from Yale University and his Ph.D in organic chemistry from Columbia University. He completed his postdoctoral fellowship at Harvard University. We believe Dr. Shair is qualified to serve on our board of directors because of his extensive experience in the biopharmaceutical industry and his scientific experience.

Sapna Srivastava, Ph.D, has served as a member of our board of directors since July 2021. Dr. Srivastava has over 20 years of experience as a senior executive in the biopharmaceutical industry. She has served as the Chief Financial Officer at eGenesis Bio since April 2021. From September 2017 to January 2019, Dr. Srivastava served as the Chief Financial and Strategy Officer at Abide Therapeutics, Inc., a biopharmaceutical company that was acquired by H. Lundbeck A/S in 2019. From April 2015 to December 2016, Dr. Srivastava served as the Chief Financial and Strategy Officer at Intellia Therapeutics, Inc. (NASDAQ: NTLA), a genome editing company. Previously, for nearly 15 years Dr. Srivastava was a senior biotechnology analyst at Goldman Sachs, Morgan Stanley, and ThinkEquity Partners, LLC. She began her career as a research associate at JP Morgan. Dr. Srivastava currently serves on the board of directors of Talaris Therapeutics, Inc. (NASDAQ: TALS), SQZ Biotechnologies Company (NYSE: SQZ), Social Capital Suvretta Holdings Corp. II (NASDAQ: DNAB), Aura Biosciences, and Asclepix Therapeutics, Inc. Dr. Srivastava holds a Ph.D from New York University School of Medicine and a B.Sc. from St. Xavier’s College, University of Bombay. We believe Dr. Srivastava is qualified to serve as a member of our board of directors due to her extensive experience in the biopharmaceutical industry, including her prior experience as a chief financial officer and in other management positions.

Cameron A. Wheeler, Ph.D, has served as a member of our board of directors since our inception in February 2017.Since September 2014, Dr. Wheeler has held various roles at Deerfield, serving most recently as a Partner in the Biotherapeutics group. Prior to Deerfield, Dr. Wheeler served as a Director of Corporate Development at Eleven Biotherapeutics, Inc. (renamed Sesen Bio, Inc. (NASDAQ: SESN) in 2018) from April 2009 to September 2014.Prior to that, he served as a Senior Associate at Third Rock Ventures, LLC from March 2008 to June 2009 and a Manager of the Business Development and Operations team at Constellation Pharmaceuticals, Inc. (NASDAQ: CNST) from April 2008 to April 2009. Dr. Wheeler currently serves on the board of directors of Oncorus, Inc. (NASDAQ: ONCR). Dr. Wheeler holds a B.S. in Mechanical Engineering and a M.S. and Ph.D in Biological Engineering from the Massachusetts Institute of Technology. We believe that Dr. Wheeler is qualified to serve on our board of directors due to his executive management and leadership experience in the life sciences industry.

Composition of our board of directors

Our board consists of eight members, each of whom are members pursuant to the board composition provisions of our certificate of incorporation and agreements with our stockholders. These board composition provisions will terminate upon the completion of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nominating and corporate governance committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees. Our nominating and corporate governance committee’s and our board of directors’ priority in selecting board members is identification of persons who will further the interests of our stockholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape, professional and personal experiences, and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Our third amended and restated certificate of incorporation that will become effective upon the closing of this offering and amended and restated bylaws that will become effective upon the effectiveness of the registration statement of which this prospectus is a part, also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director independence

Our board of directors has determined that all members of the board of directors, except Dr. Porter and Dr. Shair, are independent directors, including for purposes of the rules of the Nasdaq Global Market and the SEC. In making such independence determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. In considering the independence of the directors listed above, our board of directors considered the association of our directors with the holders of more than 5% of our common stock. Upon the completion of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of the Nasdaq Global Market and the rules and regulations of the SEC. There are no family relationships among any of our directors or executive officers. Dr. Porter is not an independent director under these rules because he is the current President and Chief Executive Officer of the Company. Dr. Shair is not an independent director under these rules because he has received more than $120,000 in consulting fees from us during a twelve-month period within the past three years.

Staggered board

In accordance with the terms of our third amended and restated certificate of incorporation that will become effective upon the closing of this offering and amended and restated bylaws that will become effective upon the effectiveness of the registration statement of which this prospectus is a part, our board of directors will be divided into three staggered classes of directors and each will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2022 for Class I directors, 2023 for Class II directors and 2024 for Class III directors.

•	Our Class I directors will be James R. Porter, Ph.D, Robert Jackson, M.D. and Andrew A. F. Hack, M.D.;

•	Our Class II directors will be Joseph Pearlberg, M.D., Matthew Shair, Ph.D and D. Gary Gilliland, M.D.; and

•	Our Class III directors will be Cameron A. Wheeler, Ph.D and Sapna Srivastava, Ph.D.

Our third amended and restated certificate of incorporation that will become effective upon the closing of this offering and amended and restated bylaws that will become effective upon the effectiveness of the registration statement of which this prospectus is a part provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Board leadership structure and board’s role in risk oversight

Currently, the role of chairman of the board of directors is separated from the role of Chief Executive Officer. Our Chief Executive Officer is responsible for recommending strategic decisions and capital allocation to the board of directors and to ensure the execution of the recommended plans. The chairman of the board of directors is responsible for leading the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort, and energy that the Chief Executive Officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chairman, particularly as the board of directors’ oversight responsibilities continue to grow. While our amended and restated bylaws and corporate governance guidelines will not require that our chairman and Chief Executive Officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including the four risks more fully discussed in the section entitled “Business” appearing elsewhere in this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The role of the board of directors in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairman of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Committees of our board of directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will operate pursuant to a charter to be adopted by our board of directors and will be effective upon the effectiveness of the registration statement of which this prospectus is a part. The board of directors may also establish other committees from time to time to assist the Company and the board of directors. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and SEC rules and regulations, if applicable. Upon our listing on Nasdaq, each committee’s charter will be available on our website at www.nuvalent.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this prospectus.

Audit committee

D. Gary Gilliland, M.D., Andrew A. F. Hack, M.D. and Sapna Srivastava, Ph.D serve on the audit committee, which is chaired by Andrew A. F. Hack, M.D. Our board of directors has determined that each member of the audit committee is “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Andrew A. F. Hack, M.D. as an “audit committee financial expert,” as defined under the applicable rules of the SEC. Under Rule 10A-3 under the Exchange Act, we are permitted to phase in our compliance with the independent audit committee requirements set forth in Nasdaq Rule 5605(c) and Rule 10A-3 under the Exchange Act as follows: (1) one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing. Our board of directors intends to cause our audit committee to comply with the transition rules within the applicable time periods. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

•

reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing quarterly earnings releases.

Compensation committee

D. Gary Gilliland, M.D., Robert Jackson, M.D. and Cameron A. Wheeler, Ph.D serve on the compensation committee, which is chaired by Cameron A. Wheeler, Ph.D. Our board of directors has determined that each member of the compensation committee is “independent” as defined in the applicable Nasdaq rules. We are permitted to phase in our compliance with the independent compensation committee requirements set forth by Nasdaq listing standards as follows: (1) one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing. Our board of directors intends to cause our compensation committee to comply with the transition rules within the applicable time periods. The compensation committee’s responsibilities include:

•	reviewing and approving the corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other Section 16 officers;

•

evaluating the performance of our Chief Executive Officer and other Section 16 officers in light of such corporate goals and objectives and based on such evaluation, recommending to the board of directors the compensation of our Chief Executive Officer and other Section 16 officers;

•	reviewing and approving the compensation of our other officers;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•

reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

•	retaining and approving the compensation of any compensation advisors;

•	reviewing and recommending to the board of directors the policies and procedures for the grant of equity-based awards;

•	reviewing and recommending to the board of directors the compensation of our directors; and

•	preparing the compensation committee report required by SEC rules, if and when required, to be included in our annual proxy statement.

Nominating and corporate governance committee

D. Gary Gilliland, M.D., Ph.D, Cameron A. Wheeler, Ph.D and Joseph Pearlberg, M.D. serve on the nominating and corporate governance committee, which is chaired by Joseph Pearlberg, M.D. Our board of directors has determined that each member of the nominating and corporate governance committee is “independent” as defined in the applicable Nasdaq rules. We are permitted to phase in our compliance with the independent compensation committee requirements set forth by Nasdaq listing standards as follows: (1) one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing. Our board of directors intends to cause our nominating and corporate governance committee to comply with the transition rules within the applicable time periods. The nominating and corporate governance committee’s responsibilities include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors appropriate corporate governance guidelines; and

•	overseeing the evaluation of our board of directors.

Compensation committee interlocks and insider participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Corporate governance

Our board of directors has adopted a written code of business conduct and ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions. Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of this code will be posted on the Corporate Governance section of our website, which is located at www.nuvalent.com. The information on our website is deemed not to be incorporated in this prospectus or to be a part of this prospectus. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

Executive compensation

The following discussion contains forward looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.

As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. The compensation provided to our named executive officers for the fiscal year ended December, 31, 2020 is detailed in the 2020 Summary Compensation Table and accompanying footnotes and narrative that follow. Our named executive officers for the fiscal year ended December 31, 2020 are:

•	James Porter, Ph.D, our Chief Executive Officer and President; and

•	James Malone, our former Chief Financial Officer.

To date, the compensation of our named executive officers has consisted of a combination of base salary, cash bonuses and long-term incentive compensation in the form of stock options and restricted stock awards. Our named executive officers, like all full-time employees, are eligible to participate in our health and welfare benefit plans. As we transition from a private company to a publicly traded company, we intend to evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances require.

2020 summary compensation table

The following table shows the total compensation earned by, or paid to, our named executive officers for services rendered to us in all capacities during the fiscal year ended December 31, 2020.

Name and principal position	Year	Salary ($)	Option awards ($)	(1)	Non-Equity incentive plan compensation ($)	All other compensation ($)	(2)	Total ($)
James Porter, Ph.D (3)	2020	334,583	306,332		117,300	—		758,215
Chief Executive Officer and President
James Malone (4)	2020	172,500	30,611		—	38,333		241,444
Former Chief Financial Officer

(1)	These amounts represent the aggregate grant date fair value of stock option awards granted to our named executive officers during our fiscal year ended December 31, 2020, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in Note 8 to our financial statements for the year ended December 31, 2020, included elsewhere in this prospectus. This amount does not correspond to the actual value that may be recognized by the named executive officer upon exercise of the applicable award or sale of the underlying shares of stock. The option granted to Mr. Malone in 2020 was forfeited upon the termination of his employment.

(2)	The amount reported represents severance paid to Mr. Malone in connection with the termination of his employment with the Company pursuant to the separation agreement between Mr. Malone and the Company.

(3)	Dr. Porter was appointed as our Chief Executive Officer and President on February 1, 2020. He previously served as our Vice President, Product Development. His annual base salary for 2020 prior to his appointment as Chief Executive and President was $275,000, which was increased to $340,000 upon his appointment as Chief Executive Officer and President.

(4)	Mr. Malone’s employment with the Company terminated effective September 30, 2020.

Narrative disclosure to summary compensation table

2020 base salaries

Our named executive officers each receive a base salary to compensate them for services rendered to our Company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Base salaries are reviewed annually, typically in connection with our annual performance review process, approved by our board of directors, and may be adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience.

For the fiscal year ended December 31, 2020, the annual base salary for Dr. Porter was $275,000 until his appointment to the position of Chief Executive Officer and President, following which his base salary was increased to $340,000, and the annual base salary for Mr. Malone was $230,000.

2020 cash bonuses

For the fiscal year ended December 31, 2020, each of the named executive officers was eligible to earn an annual cash bonus based on the achievement of certain corporate performance milestones. The target annual bonus for each of Dr. Porter and Mr. Malone for the fiscal year ended December 31, 2020 was equal to 30% of the executive’s respective annual base salary.

Each of our named executive officer’s cash bonus is determined by reference to the achievement of predetermined corporate performance goals related to our research and development programs and corporate development. Following review and determinations of corporate performance for 2020, the board of directors determined that the corporate performance goals were achieved at 115% of target. The annual cash bonus paid to Dr. Porter for the fiscal year ended December 31, 2020 is set forth in the “Non-Equity Incentive Plan Compensation” column of the “2020 Summary Compensation Table” above. Mr. Malone did not receive an annual bonus for the fiscal year ended December 31, 2020 as his employment with the Company terminated on September 30, 2020.

Equity-based compensation

Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants promote executive retention because they incentivize our executive officers to remain in our employment during the vesting period. Accordingly, our board of directors or our compensation committee periodically review the equity incentive compensation of our named executive officers and may grant equity incentive awards to them from time to time. In furtherance of these goals, in 2020 each of our named executive officers was granted a stock option award under our 2017 Stock Option and Grant Plan (the “2017 Plan”). For additional information regarding our 2017 Plan, see “Employee Benefit and Equity Compensation Plans—2017 Stock Option and Grant Plan” below. For additional information regarding outstanding equity awards held by the named executive officers as of December 31, 2020, see the “Outstanding Equity Awards at 2020 Fiscal Year End” table below.

Outstanding equity awards at 2020 fiscal year end

The following table lists all outstanding equity awards held by our named executive officers as of December 31, 2020. Mr. Malone has been omitted from this table as his employment with the Company terminated in

September 2020 and did not hold any outstanding equity awards as of December 31, 2020. Each of the outstanding equity awards in the table below was granted pursuant to the 2017 Plan.

	Option awards							Stock awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable		Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)		Market value of shares or units of stock that have not vested ($)	(1)
James Porter, Ph.D.	—	3,164,385	(2)	0.12	5/24/2030	—		—
		265,885	(3)	0.12	5/24/2030	—		—
		179,889	(4)	0.16	12/14/2030	—		—
		—		—	—	202,674	(5)

(1)	Represents the fair market value of the shares that were unvested as of December 31, 2020. The fair market value assumes an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

(2)	Represents an option to purchase shares of our common stock granted on May 25, 2020. The shares underlying this option vest as follows: 25% of the shares vested on February 1, 2021 and the remainder vest over the next three years in equal monthly installments, subject to continued service to the Company through the applicable vesting date.

(3)	Represents an option to purchase shares of our common stock granted on May 25, 2020. The shares underlying this option vest as follows: 25% of the shares vested on May 25, 2021 and the remainder vest over the next three years in equal monthly installments, subject to continued service to the Company through the applicable vesting date.

(4)	Represents an option to purchase shares of our common stock granted on December 15, 2020. The shares underlying this option vest as follows: 25% of the shares vest on August 2, 2021 and the remainder vest over the next three years in equal monthly installments, subject to continued service to the Company through the applicable vesting date.

(5)	Represents restricted shares granted on June 8, 2018. The shares vest in equal annual installments over four years, commencing on April 1, 2019, subject to continued service to the Company through the applicable vesting date. Upon a Sale Event (as defined in the 2017 Plan) in which the shares are assumed or substituted by the successor entity, such shares shall fully vest upon a termination of service by the Company without “cause” (as defined in the 2017 Plan) or by Dr. Porter for “good reason” (as defined in the 2017 Plan), in each case, within 12 months following the consummation of the Sale Event.

Executive compensation arrangements

Employment arrangements entered into in connection with this offering

James Porter, Ph.D.

We have entered into an employment agreement with Dr. Porter that will become effective upon the closing of this offering (the “Porter Employment Agreement”). The Porter Employment Agreement has no specific term, provides for Dr. Porter’s at-will employment and supersedes all prior employment agreements. Dr. Porter’s base salary pursuant to the Porter Employment Agreement is $560,000, which is subject to periodic review and adjustment, and he is eligible to earn an annual bonus with a target amount of 55% of his base salary. Dr. Porter is eligible to participate in the employee benefit plans available to our employees, subject to the terms of those plans. As a condition of employment, Dr. Porter must enter into our standard confidentiality, assignment and noncompetition agreement.

In addition, the Porter Employment Agreement provides for severance protection in the event Dr. Porter’s employment is terminated by us without “cause” or he resigns for “good reason” (as each such term is defined in the Porter Employment Agreement). Pursuant to the Porter Employment Agreement, in the event that Dr. Porter’s employment is terminated by us without cause or if Dr. Porter resigns for good reason outside of the Change in Control Period (as defined below), subject to his execution and the effectiveness of a separation agreement and release, Dr. Porter shall be entitled to (i) 12 months of continued base salary payments, (ii) to the extent such termination occurs following the end of the calendar year and Dr. Porter has earned but not yet been paid his annual bonus for such year, payment the bonus he would have otherwise received had he remained employed through the bonus payment date (the “Prior Year Bonus”), and (iii) continued payment by us of the monthly employer contribution that we would have made to provide health insurance to Dr. Porter as if Dr. Porter had remained employed by us for a period of up to 12 months. In lieu of the aforementioned payments and benefits, in the event that Dr. Porter’s employment is terminated by us without cause or if Dr. Porter resigns for good reason, in each case during the 12-month period commencing on the Change in Control and ending on the first anniversary thereof (the “Change in Control Period”), subject to his execution and the effectiveness of a separation agreement and release, Dr. Porter shall be entitled to (i) a lump-sum cash severance payment equal to 18 months of base salary plus 1.5 times his target bonus for the year of termination, (ii) the Prior Year Bonus, and (iii) continued payment by us of the monthly employer contribution that we would have made to provide health insurance to Dr. Porter as if Dr. Porter had remained employed by us for a period of up to 18 months. In addition, in the event that Dr. Porter’s employment is terminated by us without cause or if Dr. Porter resigns for good reason during the Change in Control Period, all stock options and other stock-based awards subject solely to time-based vesting held by Dr. Porter shall accelerate and become fully vested and exercisable as of the date of termination. If any amounts payable to Dr. Porter in connection with a change in control are subject to the excise tax imposed by Section 4999 of the Code, then such payments or benefits shall be reduced if such reduction would result in a higher net after-tax benefit to Dr. Porter.

Employment arrangements in place prior to the offering for named executive officers

James Malone

On July 11, 2018, we entered into an employment agreement with Mr. Malone to serve as our Chief Financial Officer (the “Malone Employment Agreement”). The Malone Employment Agreement provided for Mr. Malone’s at-will employment. Mr. Malone’s base salary pursuant to the Malone Employment Agreement was $230,000 and he was eligible for an annual bonus with a target amount of 30% of his base salary. Mr. Malone was eligible to participate in the employee benefit plans available to our employees, subject to the terms of those plans. The Malone Employment Agreement provided that we could terminate Mr. Malone’s employment at any time for any reason subject, in the event of a termination other than by the Company for cause or due to Mr. Malone’s death or disability, to a two week notice period and if such termination had occurred after his annual bonus for the prior fiscal year was announced and awarded but prior to the payment of such annual bonus, Mr. Malone would have been entitled to the payment of his annual bonus within 30 days of his termination. In addition, the Malone Employment Agreement contains various restrictive covenants, including non-competition and non-solicitation provisions that apply during the term of Mr. Malone’s employment and for 12 months thereafter. In connection with his termination of employment, we entered into a separation agreement with Mr. Malone. Pursuant to the terms of the separation agreement, which contains, among other things, a general release of claims in favor of us, Mr. Malone received an amount equal to two months of his base salary, paid in a lump sum. In addition, we agreed to waive the non-competition provisions in his employment agreement.

Employee benefit and equity compensation plans

2017 Stock option and grant plan

Our 2017 Plan was adopted by our board of directors and approved by our stockholders on February 2, 2017, and was most recently amended in April 2021. Under the 2017 Plan, as amended through the date hereof, we have reserved for issuance an aggregate of 29,716,212 shares of our common stock. The number of shares of common stock reserved for issuance is subject to adjustment in the event of any merger, consolidation, sale of all or substantially all of our assets, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar transaction.

The shares of common stock underlying awards that are forfeited, canceled, reacquired by us prior to vesting, satisfied without the issuance of stock or otherwise terminated (other than by exercise) and shares of common stock that are withheld upon exercise of an option or settlement of an award to cover the exercise price or tax withholding are currently added back to the shares of common stock available for issuance under the 2017 Plan. Following this offering, such shares will be added to the shares of common stock available for issuance under the 2021 Plan.

Our board of directors has acted as administrator of the 2017 Plan. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, and to determine the specific terms and conditions of each award, subject to the provisions of the 2017 Plan. Persons eligible to participate in the 2017 Plan are those full or part-time employees, officers and directors of, and consultants and other key persons to, our Company as selected from time to time by the administrator in its discretion.

The 2017 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code, and (2) options that do not so qualify. The per share exercise price of each option is determined by our board of directors but may not be less than 100% of the fair market value of the common stock on the date of grant. The term of each option is fixed by our board of directors but may not exceed 10 years from the date of grant. Our board of directors determines at what time or times each option may be exercised. In addition, the 2017 Plan permits the granting of restricted shares of common stock, restricted stock units and unrestricted shares of common stock. Our board of directors may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period.

The 2017 Plan provides that upon the occurrence of a “sale event,” as defined in the 2017 Plan, all outstanding stock options will terminate at the effective time of such sale event, unless the parties to the sale event agree that such awards will be assumed or continued by the successor entity. In the event of a termination of the 2017 Plan and all options issued thereunder in connection with a sale event, optionees will be provided an opportunity to exercise options that are then exercisable or will become exercisable as of the effective time of the sale event prior to the consummation of the sale event. In addition, we have the right to provide for cash payment to holders of options, in exchange for the cancellation thereof, in an amount per share equal to the difference between the value of the consideration payable per share of common stock in the sale event and the per share exercise price of such options. In the event of, and subject to the consummation of, a sale event, restricted stock and restricted stock units (other than those becoming vested as a result of the sale event) will be forfeited immediately prior to the effective time of a sale event unless such awards are assumed or continued by the successor entity. In the event that shares of restricted stock are forfeited in connection with a sale event, such shares of restricted stock shall be repurchased at a price per share equal to the original per share purchase price of such shares. We have the right to provide for cash payment to holders of restricted stock or restricted stock units, in exchange for the cancellation thereof, in an amount per share equal to the value of the consideration payable per share of common stock in the sale event.

The board of directors may amend or discontinue the 2017 Plan at any time, subject to stockholder approval where such approval is required by applicable law. The administrator of the 2017 Plan may also amend or cancel any outstanding award, provided that no amendment to an award may adversely affect a participant’s rights without his or her consent. The administrator of the 2017 Plan is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options or effect the repricing of such awards through cancellation and re-grants.

The 2017 Plan will automatically terminate upon the earlier of 10 years from the date on which the 2017 Plan was initially adopted by our board of directors or 10 years from the date the 2017 Plan was initially approved by our stockholders. As of June 30, 2021, options to purchase 23,273,125 shares of common stock were outstanding under the 2017 Plan with a weighted-average exercise price of approximately $0.84. Our board of directors has determined not to make any further awards under the 2017 Plan following the closing of this offering.

2021 Stock option and incentive plan

Our 2021 Plan was adopted by our board of directors on July 6, 2021, approved by our stockholders on , 2021 and will become effective upon the date immediately preceding the date on which the registration statement of which this prospectus is a part is declared effective by the SEC. The 2021 Plan will replace the 2017 Plan as our board of directors has determined not to make additional awards under the 2017 Plan following the closing of our initial public offering. However, the 2017 Plan will continue to govern outstanding equity awards granted thereunder. The 2021 Plan allows us to make equity-based and cash-based incentive awards to our officers, employees, directors and consultants.

We have initially reserved                 shares of our Class A common stock for the issuance of awards under the 2021 Plan (the “Initial Limit”). The 2021 Plan provides that the number of shares reserved and available for issuance under the 2021 Plan will automatically increase on January 1, 2022 and each January 1 thereafter, by 5% of the outstanding number of shares of all classes of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee (the “Annual Increase”). The number of shares reserved under the 2021 Plan is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under the 2021 Plan will be authorized but unissued shares or shares that we reacquire. The shares of Class A common stock underlying any awards under the 2021 Plan and the 2017 Plan that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated (other than by exercise) will be added back to the shares of Class A common stock available for issuance under the 2021 Plan.

The maximum number of shares of Class A common stock that may be issued in the form of incentive stock options shall not exceed the Initial Limit, cumulatively increased on January 1, 2022 and on each January 1 thereafter by the lesser of the Annual Increase for such year or                 shares of Class A common stock.

The grant date fair value of all awards made under our 2021 Plan and all other cash compensation paid by us to any non-employee director in any calendar year for services as a non-employee director shall not exceed $750,000; provided, however, that such amount shall be $1,000,000 for the calendar year in which the applicable non-employee director is initially elected or appointed to the board of directors.

The 2021 Plan will be administered by our compensation committee. Our compensation committee has the full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted and the number of shares subject to such awards, to make any combination of awards to participants, to accelerate at any time the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2021 Plan. Persons eligible to participate in the 2021 Plan will be those full or part-time officers, employees, non-employee directors and consultants as selected from time to time by our compensation committee in its discretion.

The 2021 Plan permits the granting of both options to purchase Class A common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our Class A common stock on the date of grant unless the option is granted (i) pursuant to a transaction described in, and in a manner consistent with Section 424(a) of the Code or (ii) to individuals who are not subject to U.S. income tax. The term of each option will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee may award stock appreciation rights under the 2021 Plan subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of Class A common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price of each stock appreciation right generally may not be less than 100% of the fair market value of our Class A common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

Our compensation committee may award restricted shares of Class A common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of Class A common stock that are free from any restrictions under the 2021 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of Class A common stock.

Our compensation committee may grant cash bonuses under the 2021 Plan to participants, subject to the achievement of certain performance goals.

The 2021 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2021 Plan, an acquirer or successor entity may assume, continue or substitute outstanding awards under the 2021 Plan. To the extent the awards granted under the 2021 plan are assumed, continued or substituted by the acquirer, unless otherwise provided in the relevant award certificate, all awards with time-based vesting conditions or restrictions shall become fully vested and exercisable or nonforfeitable upon the termination of a participant’s employment or other service relationship by the Company without “cause,” as defined in the 2021 Plan, if such termination occurs in connection with or during the 12-month period following such sale event. To the extent that awards granted under the 2021 Plan are not assumed or continued or substituted by the successor entity, upon the effective time of the sale event, such awards shall terminate. In such case, except as may be otherwise provided in the relevant award certificate, all awards with time-based vesting, conditions or restrictions shall become fully vested and exercisable or nonforfeitable as of the effective time of the sale event and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and exercisable or nonforfeitable in connection with a sale event in the administrator’s discretion or to the extent specified in the relevant award certificate. In the event of such termination, (i) individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) within a specified period of time prior to the sale event or (ii) we may make or provide for a payment, in cash or in kind, to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights and we may make or provide for a payment, in cash or in kind, to participants holding other vested awards.

Our board of directors may amend or discontinue the 2021 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2021 Plan require the approval of our stockholders. The administrator of the 2021 Plan is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options and stock appreciation rights or effect the repricing of such awards through cancellation and re-grants without stockholder consent. No awards may be granted under the 2021 Plan after the date that is 10 years from the effective date of the 2021 Plan. No awards under the 2021 Plan have been made prior to the date of this prospectus.

2021 employee stock purchase plan

Our ESPP was adopted by our board of directors on July 6, 2021, approved by our stockholders on                     , 2021 and will become effective on the date immediately preceding the date on which the registration statement of which this prospectus forms a part is declared effective by the SEC. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. The ESPP initially reserves and authorizes the issuance of up to a total of                 shares of our Class A common stock to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase on January 1, 2022 and each January 1 thereafter through January 1, 2031, by the least of (i)                 shares of Class A common stock, (ii) 1% of the outstanding number of shares of common stock on the immediately preceding December 31, or (iii) such lesser number of shares of Class A common stock as determined by the administrator of the ESPP. The number of shares reserved under the ESPP is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

All employees who are customarily employed by us or one of our designated subsidiaries for more than 20 hours per week are eligible to participate in the ESPP. However, any employee who owns 5% or more of the total combined voting power or value of all classes of our stock will not be eligible to purchase shares of Class A common stock under the ESPP.

We may make one or more offerings each year to our employees to purchase shares under the ESPP. Offerings will usually begin on each May 1 and November 1 and will continue for six-month periods, referred to as offering periods. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 business days before the applicable offering date.

Each employee who is a participant in the ESPP may purchase shares of our Class A common stock by authorizing payroll deductions of up to 15% of his or her eligible compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares of our Class A common stock on the last business day of the offering period at a price equal to 85% of the fair market value of the shares of our Class A common stock on the first business day or the last business day of the offering period, whichever is lower, provided that no more $25,000 worth of Class A common stock (or such other lesser maximum number of shares as may be established by the administrator) may be purchased by any one employee during any offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of our Class A common stock, valued at the start of the purchase period, under the ESPP in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of our Class A common stock authorized under the ESPP and certain other amendments require the approval of our stockholders.

Senior executive cash incentive bonus plan

On July 6, 2021, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan (the “Bonus Plan”). The Bonus Plan provides for annual cash bonus payments based upon the attainment of Company and individual performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our Company (the “Corporate Performance Goals”), as well as individual performance objectives.

Our compensation committee may select Corporate Performance Goals from among the following: cash flow (including, but not limited to, operating cash flow and free cash flow); research and development, publication, clinical and/or regulatory milestones; revenue; corporate revenue; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our Class A common stock; economic value-added; acquisitions or strategic transactions, including licenses, collaborations, joint ventures or promotion arrangements; operating income (loss); return on capital assets, equity, or investment; stockholder returns; return on sales; gross or net profit levels; productivity; expense efficiency; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of our Class A common stock; sales or market shares; operating income and/or net annual recurring revenue; or any other performance goal as selected by the compensation committee, any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, as compared to results of a peer group, against the market as a whole, compared to applicable market indices and/or measured on a pre-tax or post-tax basis.

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The Corporate Performance Goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the Corporate Performance Goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period, but no later than 74 days after the end of the fiscal year in which such performance period ends. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

Director compensation

The following table presents the total compensation for each person who served as a non-employee member of our board of directors during the year ended December 31, 2020. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors in 2020. We reimburse non-employee members of our board of directors for reasonable travel and out-of-pocket expenses incurred in attending meetings of our board of directors and committees of our board of directors.

Name	Fees earned or paid in cash ($)	Option awards ($)	(1)	All other compensation ($)	(2)	Total ($)
Robert Jackson, M.D.	—	—		—		—
Matthew Shair, Ph.D.	—	—		200,000		200,000
Cameron A. Wheeler, Ph.D.	—	—		—		—

(1)	There were no options or other equity awards granted to non-employee directors in 2020.

(2)	The amount reported represents fees paid to Dr. Shair for his services as a consultant in 2020. Pursuant to the consulting agreement between us and Dr. Shair, he is paid $16,667 per month for consulting services.

Non-Employee director compensation policy

Our board of directors has adopted a non-employee director compensation policy that will become effective upon the completion of this offering and is designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, each director who is not an employee will be paid cash compensation from and after the completion of this offering, as set forth below:

Annual retainer

Board of Directors:

Members	$35,000

Additional retainer for non-executive chair	$30,000

Audit Committee:

Members (other than chair)	$7,500

Retainer for chair	$15,000

Compensation Committee:

Members (other than chair)	$5,000

Retainer for chair	$10,000

Nominating and Corporate Governance Committee:

Members (other than chair)	$4,000

Retainer for chair	$8,000

In addition, the non-employee director compensation policy provides that, upon initial election to our board of directors, each non-employee director will be granted a stock option award to purchase a number of shares equal to 0.094% of the number of shares of the Company’s common stock outstanding on the grant date (the “Initial Grant”), subject to the maximum annual compensation limits set forth in the policy and such other limits as may be set forth in the 2021 Stock Plan. The Initial Grant will vest in equal monthly installments over three years from the date of grant, subject to continued service as a member of the board through the applicable vesting date. Furthermore, on the date of each annual meeting of stockholders following the completion of this offering, each non-employee director who continues as a non-employee director following such meeting will be granted a stock option to purchase a number of shares equal to 0.047% of the number of shares of the Company’s common stock outstanding on the grant date (the “Annual Grant”), subject to the maximum annual compensation limits set forth in the policy and such other limits as may be set forth in the 2021 Stock Plan. The Annual Grant will vest in full upon the earlier of (i) the first anniversary of the date of grant or (ii) the date of the next annual meeting of stockholders. All outstanding Initial Grants and Annual Grants will become fully vested and exercisable upon the effective time of a sale event.

We will reimburse all reasonable out-of-pocket expenses incurred by non-employee directors in attending meetings of the board of directors and committees thereof.

Certain relationships and related party transactions

The following is a description of transactions or series of transactions since January 1, 2018, to which we were or will be a party, in which:

•	the amount involved in the transaction exceeds, or will exceed, the lesser of $120,000 or one percent of the average of the Company’s total assets for the last two completed fiscal years; and

•

in which any of our executive officers, directors or holder of five percent or more of any class of our capital stock, including their immediate family members or affiliated entities, had or will have a direct or indirect material interest.

Compensation arrangements for our named executive officers and our directors are described elsewhere in this prospectus under “Executive Compensation” and “Management—Director Compensation.”

Private placement of securities

Series A preferred stock financing

In June 2018, in connection with the initial closing of our Series A preferred stock financing, we sold an aggregate of 39,351,028 shares of our Series A convertible preferred stock at a purchase price of $0.4447152 per share for an aggregate purchase price of approximately $17.5 million. In March 2020, in connection with the first milestone closing of our Series A preferred stock financing, we sold an aggregate of 28,107,876 shares of our Series A convertible preferred stock at a purchase price of $0.4447152 per share for an aggregate purchase price of approximately $12.5 million. In August 2020, in connection with the second milestone closing of our Series A preferred stock financing, we sold an aggregate of 22,486,302 shares of our Series A convertible preferred stock at a purchase price of $0.4447152 per share for an aggregate purchase price of approximately $10.0 million. In February 2021, in connection with the third milestone closing of our Series A convertible preferred stock financing, we sold an aggregate of 27,511,906 shares of our Series A convertible preferred stock at a purchase price of $0.4447152 per share for an aggregate purchase price of approximately $12.2 million (including approximately $2.2 million in principal and accrued interest on outstanding convertible promissory notes issued to Deerfield, the conversion of which resulted in issuance of 5,025,604 shares of Series A convertible preferred stock to Deerfield).

Each share of our Series A convertible preferred stock will automatically convert into one share of our Class A common stock immediately prior to the completion of this offering, provided that a portion of Deerfield’s Series A convertible preferred stock may convert into Class B common stock. The following table summarizes purchases of our Series A convertible preferred stock by related persons:

Participant	Affiliated director(s) or officer(s)	Shares of Series A preferred stock	Total purchase price
Entities affiliated with Deerfield(1)	Robert Jackson Joseph Pearlberg Cameron A. Wheeler	117,457,112	$52,234,963

(1)	Consists of (i) 58,728,556 shares held by Deerfield Healthcare Innovations Fund, L.P. and (ii) 58,728,556 shares held by Deerfield Private Design Fund, IV, L.P. Such entities are affiliated with Deerfield, which holds five percent or more of our capital stock. Cameron A. Wheeler is a partner of Deerfield, Joseph Pearlberg is a vice president of Deerfield, and Robert Jackson was a partner of Deerfield at the time of the transaction, and each are members of our board of directors.

Series B preferred stock financing

In April 2021, we sold an aggregate of 65,223,679 shares of our Series B convertible preferred stock at a purchase price of $2.07 per share for an aggregate purchase price of approximately $135.0 million. Each share of our Series B convertible preferred stock will automatically convert into one share of our Class A common stock immediately prior to the completion of this offering, provided that a portion of Deerfield’s Series B convertible preferred stock may convert into Class B common stock. The following table summarizes purchases of our Series B convertible preferred stock by related persons:

Participant	Affiliated director(s) or officer(s)	Shares of Series B preferred stock	Total purchase price
Entities affiliated with Deerfield(1)	Joseph Pearlberg Cameron A. Wheeler	9,662,768	$19,999,997

(1)	Consists of (i) 4,831,384 shares held by Deerfield Healthcare Innovations Fund, L.P. and (ii) 4,831,384 shares held by Deerfield Private Design Fund, IV, L.P. Such entities are affiliated with Deerfield, which holds five percent or more of our capital stock. Cameron A. Wheeler is a partner of Deerfield and Joseph Pearlberg is a vice president of Deerfield, and each are members of our board of directors.

Immediately prior to the completion of this offering, all shares of convertible preferred stock held by entities affiliated with Deerfield will collectively convert into 104,095,904 shares of Class A common stock and 26,023,976 shares of Class B common stock.

Agreements with our stockholders

Agreement with Deerfield

We are party to an Amended and Restated Revenue Sharing Agreement with Deerfield pursuant to which we are obligated to pay Deerfield a low single digit percentage of net sales of any commercial products discovered, identified or generated by the Company during the period commencing on February 2, 2017 and ending on the date that is the earlier of (i) five years after Deerfield’s last investment in our capital stock and (ii) the fifth anniversary of the closing of the offering contemplated hereby. Any payments in respect of such products would be through the later of twelve years from the first commercial sale in a country or the expiration of the last-to-expire patent in that country. To date, we have not made any payments under this agreement and there are no upfront fees or milestone payments required to be paid by us under this agreement. We have not yet obtained or exclusively in-licensed any issued patents, and all of the patent applications that we own are at a very early stage of prosecution. Any U.S. and foreign patents that may issue based on our pending PCT applications for our ROS1 and ALK programs are expected to expire in 2041, without giving effect to any patent term adjustments, patent term extensions that may be awarded or additional patents that may be filed. We also have no products approved for commercial sale and have not generated any revenue.

Agreements with our scientific founder

Revenue sharing agreement

We are party to an Amended and Restated Revenue Sharing Agreement with our scientific founder and director, Matthew Shair, Ph.D, pursuant to which we are obligated to pay Dr. Shair a low single digit percentage of net sales of certain commercial products that either have a mechanism of action of (i) ROS1 inhibition and contain NVL-520 or a backup compound substituted therefor in the event of a product development failure or (ii) ALK inhibition and contain NVL-655 or a backup compound substituted therefor in the event of a product development failure, in each case through the later of twelve years from the first commercial sale in a country or the expiration of the last-to-expire patent in that country. To date, we have not made any payments under this agreement and there are no upfront fees or milestone payments required to be paid by us under this agreement. We have not yet obtained or exclusively in-licensed any issued patents, and all of the patent applications that we own are at a very early stage of prosecution. Any U.S. and foreign patents that may issue based on our pending PCT applications for our ROS1 and ALK programs are expected to expire in 2041, without giving effect to any patent term adjustments or patent term extensions that may be awarded or additional patents that may be filed. We also have no products approved for commercial sale and have not generated any revenue.

Common stock issuance

In February 2017, we entered into a restricted stock agreement pursuant to which we issued 7,000,000 shares of common stock to Dr. Shair. In June 2018 and June 2020, in connection with the initial closing and the first milestone closing of the Series A preferred stock financing, respectively, certain anti-dilution provisions contained in such restricted stock agreement were triggered. As a result, we issued 817,441 and 5,127,773 shares of common stock, respectively, to Dr. Shair.

Promissory notes

In June 2018, we made a loan to Dr. Shair in the principal amount of $24,000, pursuant to a promissory note. In June 2020, we made a second loan to Dr. Shair in the principal amount of $250,000, pursuant to a promissory note. The notes, including all principal and interest obligations thereunder, were repaid in full on July 6, 2021.

Agreements with other stockholders

In connection with our Series A and Series B convertible preferred stock financings, we entered into an investor rights agreement, voting agreement and right of first refusal agreement, in each case, with the purchasers of our preferred stock and certain holders of our common stock.

Our amended and restated investors’ rights agreement (the “investor rights agreement”) provides certain holders of our Series A and Series B convertible preferred stock with a participation right to purchase their pro rata share of new securities that we may propose to sell and issue, subject to certain exceptions. Such participation right will terminate upon the closing of this offering. The investor rights agreement further provides certain holders of our capital stock with the right to demand that we file a registration statement, subject to certain limitations, and to request that their shares be covered by a registration statement that we are otherwise filing. See the section titled “Description of Capital Stock—Registration rights” appearing elsewhere in this prospectus, for additional information regarding such registration rights.

Our amended and restated voting agreement (as amended, the “voting agreement”), provides for drag-along rights in respect of sales by certain holders of our capital stock. The voting agreement also contains provisions with respect to the elections of our board of directors and its composition. The rights under the voting agreement will terminate upon the closing of this offering.

Our amended and restated right of first refusal and co-sale agreement (the “right of first refusal and co-sale agreement”), provides for rights of first refusal and co-sale rights in respect of sales by certain holders of our capital stock. The rights under the right of first refusal and co-sale agreement will terminate upon the closing of this offering.

Indemnification agreements

In connection with this offering, we intend to enter into new agreements to indemnify our directors and executive officers. These agreements will, among other things, require us to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person’s status as a member of our board of directors to the maximum extent allowed under Delaware law.

Participation in this offering

Certain of our existing stockholders, including entities affiliated with certain of our directors, have indicated an interest in purchasing an aggregate of approximately $         million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to any or all of these stockholders, or any or all of these stockholders may determine to purchase more, fewer or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these stockholders as they will on any other shares sold to the public in this offering. To the extent shares of common stock offered hereby are purchased by Deerfield or any of its affiliates, such shares will be issued at their election in the form of Class B common stock that will be convertible into an equivalent number of shares of our Class A common stock. The public offering price of and underwriting discount on such shares of Class B common stock will be identical to the shares of Class A common stock otherwise offered hereby.

Policies for approval of related party transactions

Our board of directors reviews and approves transactions with directors, officers and holders of 5% or more of our voting securities and their affiliates, each a related party. Prior to this offering, the material facts as to the related party’s relationship or interest in the transaction are disclosed to our board of directors prior to their consideration of such transaction, and the transaction is not considered approved by our board of directors unless a majority of the directors who are not interested in the transaction approve the transaction. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.

In connection with this offering, we have adopted a written related party transactions policy that such transactions must be approved by our audit committee. This policy will become effective on the date on which the registration statement of which this prospectus is a part is declared effective by the SEC.

Principal stockholders

The following table sets forth certain information known to us regarding beneficial ownership of our capital stock as of June 30, 2021, as adjusted to reflect the sale of Class A common stock offered by us in this offering, for:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our capital stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe, based on the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.

The percentage of beneficial ownership prior to this offering in the table below is based on 173,499,585 shares of Class A common stock and 26,023,976 shares of Class B common stock deemed to be outstanding as of June 30, 2021, after giving effect to the automatic conversion of all outstanding shares of our Series A and Series B convertible preferred stock upon the closing of this offering into 156,656,815 shares of Class A common stock and 26,023,976 shares of Class B common stock (all of which shares of Class B common stock will be held by Deerfield) and (ii) the filing and effectiveness of an amendment to our amended and restated certificate of incorporation effecting a reclassification of our then outstanding common stock to Class A common stock and the percentage of beneficial ownership at this offering in the table below is based on                      shares of common stock assumed to be outstanding after the closing of the offering. The information in the table below assumes no exercise of the underwriters’ option to purchase additional shares.

Certain of our existing stockholders, including entities affiliated with certain of our directors, have indicated an interest in purchasing an aggregate of approximately $             million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to any or all of these stockholders, or any or all of these stockholders may determine to purchase more, fewer or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these stockholders as they will on any other shares sold to the public in this offering. The following table does not reflect any such potential purchases by these existing stockholders or their affiliated entities. If any shares are purchased by these stockholders, the number of shares of common stock beneficially owned after this offering and the percentage of common stock beneficially owned after this offering would increase from that set forth in the table below. To the extent shares of common stock offered hereby are purchased by Deerfield, or any of its affiliates, such shares will be issued at their election in the form of Class B common stock that will be convertible into an equivalent number of shares of our Class A common stock. The public offering price of and underwriting discount on such shares of Class B common stock will be identical to the shares of Class A common stock otherwise offered hereby.

Unless otherwise noted below, the address for each beneficial owner listed in the table below is c/o Nuvalent, Inc., One Broadway, 14th Floor, Cambridge, MA 02142.

		Percentage of shares beneficially owned prior to offering		Percentage of shares beneficially owned after offering
	Number of shares of Class A common stock owned	Percentage of Class A common stock owned	Percentage of Class A and Class B common stock owned	Percentage of Class A common stock owned after offering	Percentage of Class A and Class B common stock owned after offering

Name and address of beneficial owner
Entities affiliated with Deerfield(1)	104,095,904	60.0%	65.2%
Entities affiliated with Bain Capital Life Sciences(2)	14,494,154	8.4%	7.3%
Entities affiliated with Fidelity Management and Research Company LLC(3)	12,078,461	7.0%	6.1%

Executive Officers and Directors:
James R. Porter, Ph.D(4)	2,024,065	1.2%	1.0%
Alexandra Balcom	—	—	—
Deborah Miller, Ph.D, J.D.	—	—	—
Christopher D. Turner, M.D.	—	—	—
Darlene Noci	—	—	—
D. Gary Gilliland, M.D., Ph.D	—	—	—
Andrew A. F. Hack, M.D., Ph.D(5)	—	—	—
Robert Jackson, M.D.	—	—	—
Joseph Pearlberg, M.D., Ph.D	—	—	—
Matthew Shair, Ph.D(6)	12,945,214	7.5%	6.5%
Sapna Srivastava, Ph.D	—	—	—
Cameron A. Wheeler, Ph.D	—	—	—
All executive officers and directors as a group (12 persons)(7)	14,969,279	8.6%	7.5%

*	Represents beneficial ownership of less than 1%.

(1)	Consists of (i) 1,500,000 shares of Class A common stock held by Deerfield Healthcare Innovations Fund, L.P. (“Deerfield HIF”), (ii) 58,728,556 shares of common stock issuable upon conversion of Series A convertible preferred stock held by Deerfield HIF, a portion of which may convert into Class B common stock at the closing of this offering, (iii) 4,831,384 shares of common stock issuable upon conversion of Series B convertible preferred stock held by Deerfield HIF, a portion of which may convert into Class B common stock at the closing of this offering, (iv) 1,500,000 shares of Class A common stock held by Deerfield Private Design Fund, IV, L.P. (“Deerfield PDF IV”), (v) 58,728,556 shares of common stock issuable upon conversion of Series A convertible preferred stock held by Deerfield PDF IV, a portion of which may convert into Class B common stock at the closing of this offering, and (vi) 4,831,384 shares of common stock issuable upon conversion of Series B convertible preferred stock held by Deerfield PDF IV, a portion of which may convert into Class B common stock at the closing of this offering. Upon the closing of this offering, all shares of convertible preferred stock held by Deerfield HIF and Deerfield PDF IV will collectively convert into 104,095,904 shares of Class A common stock and 26,023,976 shares of Class B common stock. Deerfield Mgmt HIF, L.P. is the general partner of Deerfield HIF. Deerfield Mgmt, L.P. is the general partner of Deerfield Partners. Deerfield Mgmt IV, L.P. is the general partner of Deerfield Private Design Fund IV, L.P. Deerfield Management Company, L.P. is the investment manager of Deerfield Private Design Fund IV L.P. Mr. James E. Flynn is the sole member of the general partner of each of Deerfield Mgmt HIF, L.P., Deerfield Mgmt, L.P., Deerfield Mgmt IV, L.P. and Deerfield Management Company, L.P. (collectively with Deerfield HIF and Deerfield PDF IV, the “Deerfield Funds”). Deerfield Mgmt HIF, L.P. may be deemed to beneficially own the shares held by Deerfield HIF. Deerfield Mgmt, L.P. may be deemed to beneficially own the shares held by Deerfield Partners. Deerfield Mgmt IV, L.P. may be deemed to beneficially own the shares held by Deerfield PDF IV. Each of Deerfield Management Company, L.P. and Mr. James E. Flynn may be deemed to beneficially own the securities held by the Deerfield Funds. The address of the Deerfield Funds is 780 Third Avenue, 37th Floor, New York, NY 10017.

(2)

Consists of (i) 1,573,651 shares of Class A common stock issuable upon conversion of Series B convertible preferred stock held by BCIP Life Sciences Associates, LP (“BCIPLS”) and (ii) 12,920,503 shares of Class A common stock issuable upon conversion of Series B convertible preferred stock held by Bain Capital Life Sciences Fund II, L.P. (“BCLS II and, together with BCIPLS, the “Bain Capital Life Sciences Entities”).

Bain Capital Life Sciences Investors, LLC (“BCLSI”), whose managers are Jeffrey Schwartz and Adam Koppel, is the manager of the general partner of BCLS II and governs the investment strategy and decision-making process with respect to investments held by BCIPLS. As a result, each of BCLSI, Mr. Schwartz and Dr. Koppel may be deemed to share voting and dispositive power with respect to the securities held by the Bain Capital Life Sciences Entities. The address of the Bain Capital Life Sciences Entities is c/o Bain Capital Life Sciences, LP, 200 Clarendon Street, Boston, MA 02116.

(3)	Consists of (i) 3,623,539 shares of Class A common stock issuable upon conversion of Series B convertible preferred stock held by Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund, (ii) 401,171 shares of Class A common stock issuable upon conversion of Series B convertible preferred stock held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, (iii) 1,875,595 shares of Class A common stock issuable upon conversion of Series B convertible preferred stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (iv) 2,047,821 shares of Class A common stock issuable upon conversion of Series B convertible preferred stock held by Fidelity Growth Company Commingled Pool, (v) 506,797 shares of Class A common stock issuable upon conversion of Series B convertible preferred stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund, (vi) 3,465 shares of Class A common stock issuable upon conversion of Series B convertible preferred stock held by Fidelity Capital Trust: Fidelity Flex Small Cap Fund – Small Cap Growth, (vii) 2,951,928 shares of Class A common stock issuable upon conversion of Series B convertible preferred stock held by Fidelity Securities Fund: Fidelity Small Cap Growth Fund, and (viii) 668,145 shares of Class A common stock issuable upon conversion of Series B convertible preferred stock held by Fidelity Securities Fund: Fidelity Small Cap Growth K6 Fund. These funds are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (the “Fidelity Funds”) advised by Fidelity Management and Research Company, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address of FMR LLC is 245 Summer Street, V13H, Boston, MA 02110.

(4)	Includes (i) 405,348 shares of Class A common stock and (ii) 1,618,717 shares of Class A common stock issuable upon the exercise of options that are currently exercisable or that will become exercisable within 60 days of June 30, 2021.

(5)	Does not include shares of Class A common stock issuable upon conversion of Series B convertible preferred stock held by the Bain Capital Life Sciences Entities. Dr. Hack is a Managing Director of BCLSI. As a result, by virtue of the relationships described in footnote (2) above, Dr. Hack may be deemed to share beneficial ownership of such securities held by the Bain Capital Life Sciences Entities. The address of Dr. Hack is c/o Bain Capital Life Sciences, LP, 200 Clarendon Street, Boston, MA 02116.

(6)	Includes 12,945,214 shares of Class A common stock.

(7)	Includes options to purchase 1,618,717 shares of Class A common stock exercisable within 60 days of June 30, 2021 held by executive officers and directors, as described in note 4 above.

Description of capital stock

The following descriptions are summaries of the material terms of our third amended and restated certificate of incorporation, which will be effective upon the closing of this offering and amended and restated bylaws, which will be effective upon the effectiveness of the registration statement of which this prospectus is a part. The descriptions of the common stock and preferred stock give effect to changes to our capital structure that will occur immediately prior to the completion of this offering. We refer in this section to our third amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated bylaws as our bylaws.

General

Upon completion of this offering, our authorized capital stock will consist of                  shares of Class A common stock, par value $0.0001 per share,              shares of Class B common stock, par value $0.0001 per share and 10,000,000 shares of preferred stock, par value $0.0001 per share, all of which shares of preferred stock will be undesignated.

As of June 30, 2021, 173,499,585 shares of our Class A common stock and 26,023,976 shares of our Class B common stock were outstanding and held by 32 stockholders of record. This amount assumes the conversion of all outstanding shares of our Series A and Series B convertible preferred stock into Class A and Class B common stock, which will occur immediately prior to the closing of this offering.

Class A and Class B common stock

The holders of our Class A common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights.

Holders of our Class B common stock have identical rights to holders of our Class A common stock, other than as follows: (i) except as otherwise expressly provided in our third amended and restated certificate of incorporation or as required by applicable law, on any matter that is submitted to a vote by our stockholders, while holders of our Class A common stock are entitled to one vote per share of Class A common stock, holders of our Class B common stock are not entitled to any votes per share of Class B common stock, including for the election of directors, and (ii) while holders of our Class A common stock have no conversion rights, holders of our Class B common stock shall have the right to convert each share of our Class B common stock into one share of Class A common stock at such holder’s election subject to the ownership limitations provided for in our third amended and restated certificate of incorporation that prohibit the conversion of our Class B common stock into shares of Class A common stock to the extent that, upon such conversion, such holder and any other persons with whom such holder’s beneficial ownership would be aggregated for purposes of Section 13(d) of the Exchange Act would beneficially own in excess of 4.9% or 9.9%, as applicable, based on the holder’s election, of any class of our securities registered under the Exchange Act. Accordingly, the holders of a majority of the outstanding shares of Class A common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose, other than any directors that holders of any preferred stock we may issue may be entitled to elect.

Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. The shares of Class A common stock to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred stock

Immediately prior to the completion of this offering, outstanding shares of our Series A and Series B convertible preferred stock will be converted into shares of our Class A common stock and Class B common stock, as applicable. Upon the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up 10,000,000 to shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our Company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Registration rights

Upon the completion of this offering, certain holders of our common stock, including those issuable upon the conversion of Series A and Series B convertible preferred stock, will be entitled to rights with respect to the registration of these securities under the Securities Act. These rights are provided under the terms of an investor rights agreement between us and the holders of our Series A and Series B convertible preferred stock. The investor rights agreement includes demand registration rights, short-form registration rights, and piggyback registration rights. All fees, costs and expenses of underwritten registrations under this agreement will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand registration rights

Beginning six months after the completion of this offering, certain holders of our common stock, including those issuable upon the conversion of shares of our Series A and Series B convertible preferred stock upon closing of this offering, will be entitled to demand registration rights. Under the terms of the investor rights agreement, we will be required, upon the written request of (x) a majority of holders of the registrable securities then outstanding or (y) Deerfield Healthcare Innovations Fund, L.P., Deerfield Private Design Fund IV, L.P. and any of their respective affiliates (collectively, “Deerfield”) to file a registration statement on Form S-1 with respect to at least (i) either 40% of the registrable securities then outstanding or registrable securities having an anticipated net aggregate offering price of at least $10 million, or (ii) in the case of a Deerfield request, at least 20% of the registrable securities held by Deerfield or registrable securities having an anticipated net aggregate offering price of at least $20 million regardless of the percentage of registrable securities held by Deerfield, and to use commercially reasonable efforts to effect the registration of all or a portion of these shares for public resale.

Short-form registration rights

Upon the completion of this offering, certain holders of our common stock, including those issuable upon the conversion of shares of our Series A and Series B convertible preferred stock upon closing of this offering, are also entitled to short-form registration rights. Pursuant to the investor rights agreement, if we are eligible to file a registration statement on Form S-3, upon the written request of (x) holders of at least 10% of the registrable securities then outstanding or (y) Deerfield to sell registrable securities at a net aggregate offering price of at least $2 million, we will be required to use commercially reasonable efforts to effect a registration of such shares. We are required to effect only three registrations in any twelve month period with respect to any requests from Deerfield, or two registrations in any twelve month period with respect to any requests from other holders, pursuant to this provision of the investor rights agreement.

Piggyback registration rights

Upon the completion of this offering, certain holders of our common stock, including those issuable upon the conversion of shares of our Series A and Series B convertible preferred stock upon closing of this offering, are entitled to piggyback registration rights. If we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions contained in the investor rights agreement, we and the underwriters may limit the number of shares included in the underwritten offering to the number of shares which we and the underwriters determine in our sole discretion will not jeopardize the success of the offering.

Indemnification

Our investor rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of registration rights

The demand registration rights and short-form registration rights granted under the investor rights agreement will terminate on the sixth anniversary of the completion of this offering; provided that if Deerfield or its affiliates hold an aggregate of at least 10% of our capital stock then outstanding at the time of the sixth anniversary of the completion of this offering, then Deerfield’s registration rights shall continue and terminate upon the eighth anniversary of the completion of this offering.

Anti-takeover effects of our certificate of incorporation and bylaws and Delaware Law

Our certificate of incorporation and bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board composition and filling vacancies

Our certificate of incorporation will provide for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also will provide that directors may be removed only for cause and then only by the affirmative vote of the holders of two-thirds or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

No written consent of stockholders

Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of stockholders

Our certificate of incorporation and bylaws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements

Our amended and restated bylaws will establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to certificate of incorporation and bylaws

Any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our amended and restated certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, and limitation of liability must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class. Our amended and restated bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of a majority of the outstanding shares entitled to vote on the amendment, voting together as a single class, except that the amendment of the provisions relating to notice of stockholder business and nominations and special meetings must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated preferred stock

Our certificate of incorporation provides for 10,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Choice of forum

Our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of, or a claim based on, breach of a fiduciary duty owed by any of our current or former directors, officers, and employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws (including the interpretation, application, validity or enforceability thereof), or (iv) any action asserting a claim that is governed by the internal affairs doctrine; provided, however, that the this provision shall not apply to any causes of action arising under the Securities Act or Exchange Act. In addition, our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these forum provisions. These forum provisions may impose additional costs on stockholders, may limit our stockholders’ ability to bring a claim in a forum they find favorable, and the designated courts may reach different judgments or results than other courts. In addition, there is uncertainty as to whether the federal forum provision for Securities Act claims will be enforced, which may impose additional costs on us and our stockholders.

Section 203 of the Delaware general corporation law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

•	Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Nasdaq global market listing

We have applied to list our Class A common stock on the Nasdaq Global Market under the trading symbol “NUVL.”

Transfer agent and registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent and registrar’s address is 150 Royall Street, Canton, MA 02021, and its telephone number is (800) 962-4284.

Shares eligible for future sale

Prior to this offering, there has been no public market for our shares. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of June 30, 2021, upon the completion of this offering,                  shares of our Class A common stock and                  shares of our Class B common stock will be outstanding, after giving effect to (i) the automatic conversion of all outstanding Series A and Series B convertible preferred stock into an aggregate of 156,656,815 shares of our Class A common stock and 26,023,976 shares of our Class B common stock (all of which shares of Class B common stock will be held by Deerfield), (ii) the filing and effectiveness of an amendment to our amended and restated certificate of incorporation effecting a reclassification of our then outstanding common stock to Class A common stock, and (iii) assuming no exercise of the underwriters’ option to purchase additional                 shares and no exercise of outstanding options. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

Rule 144

In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares then outstanding, which will equal approximately                  shares immediately after this offering assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of shares outstanding as of March 31, 2021; or

•	the average weekly trading volume of our Class A common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up agreements

We, all of our directors and executive officers, and the holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into lock-up agreements with the underwriters and/or are subject to market standoff agreements or other agreements with us, which prevents them from selling any of our common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of J.P. Morgan Securities LLC, Cowen and Company, LLC and Piper Sandler & Co., subject to certain exceptions. See the section entitled “Underwriting” appearing elsewhere in this prospectus for more information.

Registration rights

Upon completion of this offering, certain holders of our securities will be entitled to various rights with respect to registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See the section entitled “Description of Capital Stock—Registration rights” appearing elsewhere in this prospectus for more information.

Equity incentive plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our equity incentive plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

Certain material U.S. federal income tax considerations for non-U.S. holders of common stock

The following discussion is a summary of certain material U.S. federal income tax considerations applicable to non-U.S. holders (as defined below) with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation or any other foreign organization taxable as a corporation; or

•	a foreign estate or trust, the income of which is not subject to U.S. federal income tax on a net income basis.

This discussion does not address the tax treatment of partnerships or other entities that are pass-through entities for U.S. federal income tax purposes or persons that hold their common stock through partnerships or other pass-through entities. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of acquiring, holding and disposing of our common stock through a partnership or other pass-through entity, as applicable.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any such change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus. We have not sought any ruling from the Internal Revenue Service, which we refer to as the IRS, with respect to the statements made and the conclusions reached in this summary, and there can be no assurance that the IRS will not challenge one or more of the tax consequences described herein. We assume in this discussion that each non-U.S. holder holds shares of our common stock as a “capital asset” within the meaning of Section 1221 of the Code, generally property held for investment.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes, the alternative minimum tax, the Medicare tax on net investment income, any tax treaties or any U.S. federal tax other than the income tax (including, for example, the estate tax). This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt or governmental organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	regulated investment companies;

•	pension plans;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	“qualified foreign pension funds,” or entities wholly owned by a “qualified foreign pension fund”;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and partners and investors therein);

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons who have elected to mark securities to market;

•	persons for whom our stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code;

•	investors in pass-through entities (or entities that are treated as disregarded entities for U.S. federal income tax purposes); and

•	U.S. expatriates.

This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock, including the consequences of any proposed changes in applicable laws.

Distributions on our common stock

Distributions, if any, on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on sale or other taxable disposition of our common stock.” Any such distributions will also be subject to the discussion below under the section titled “Withholding and information reporting requirements—FATCA.”

Subject to the discussion in the following two paragraphs in this section, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence. If we are unable to determine, at a time reasonably close to the date of payment of a distribution on our common stock, what portion, if any, of the distribution will constitute a dividend, then we may withhold U.S. federal income tax on the basis of assuming that the full amount of the distribution will be a dividend. If we or another withholding agent apply over-withholding, a non-U.S. holder may be entitled to a refund or credit of any excess tax withheld by timely filing an appropriate claim with the IRS.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To obtain this exemption, a non-U.S. holder must generally provide us with a properly executed original IRS Form W-8ECI properly certifying such exemption. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to “United States persons” (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable or successor form) to the applicable withholding agent and satisfy applicable certification and other requirements. Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances. The certification requirements described above may require a non-U.S. holder to provide its U.S. taxpayer identification number. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain on sale or other taxable disposition of our common stock

Subject to the discussion below under “Backup withholding and information reporting” and “Withholding and information reporting requirements—FATCA,” a non-U.S. holder generally will not be subject to any U.S. federal income tax on any gain realized upon such holder’s sale or other taxable disposition of shares of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed-base maintained by such non-U.S. holder in the United States, in which case the non-U.S. holder generally will be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to “United States persons” (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on our common stock” also may apply;

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

•

we are, or have been, at any time during the five-year period preceding such sale of other taxable disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation,” unless our common stock is regularly traded on an established securities market, within the meaning of the relevant provisions of the Code, and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. If we are determined to be a U.S. real property holding corporation and the foregoing exception does not apply, then the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to “United States persons” (as defined in the Code), except that the branch profits tax generally will not apply. If we are a U.S. real property holding corporation and our common stock is not regularly traded on an established securities market, a non-U.S. holder’s proceeds received on the disposition of shares will also generally be subject to withholding at a rate of 15%. Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its “U.S. real property interests” (as defined in the Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation for U.S. federal income tax purposes, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

Backup withholding and information reporting

We (or the applicable paying agent) must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a “United States person” (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above in “Distributions on our common stock,” generally will be exempt from U.S. backup withholding if the non-U.S. holders establish an exemption by properly certifying their non-U.S. status on an IRS Form W-8BEN or W-8BEN-E (or other applicable or successor form).

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them. Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is filed with the IRS in a timely manner.

Withholding and information reporting requirements—FATCA

Legislation commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”) generally imposes a U.S. federal withholding tax at a rate of 30% on payments of dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” such foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” such foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA. Such withholding may also apply to payments of proceeds of sales or other dispositions of our common stock, although under proposed U.S. Treasury Regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds. Under applicable U.S. Treasury regulations, withholding under FATCA currently applies to payments of dividends on our common stock, but will only apply to payments of gross proceeds from a sale or other disposition of our common stock made after December 31, 2018.Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of this withholding tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

Underwriting

We are offering the shares of Class A common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Cowen and Company, LLC and Piper Sandler & Co. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
Cowen and Company, LLC
Piper Sandler & Co.

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. After the initial offering of the shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to                 additional shares of Class A common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The underwriting fee is $                 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be

approximately $            . We have offered to reimburse the underwriters for expenses up to $40,000, including expenses related to clearance of this offering with FINRA.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not, or publicly disclose the intent to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, Cowen and Company, LLC and Piper Sandler & Co. for a period of 180 days after the date of this prospectus, other than the shares of our Class A common stock to be sold in this offering.

The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of shares of common stock or securities convertible into or exercisable for shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of RSUs (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters; (iii) the issuance of up to 5% of the outstanding shares of our common stock, or securities convertible into, exercisable for, or which are otherwise exchangeable for, our common stock, immediately following the closing of this offering, in acquisitions or other similar strategic transactions, provided that such recipients enter into a lock-up agreement with the underwriters; or (iv) our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.

Our directors and executive officers, and substantially all of our securityholders (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities LLC, Cowen and Company, LLC and Piper Sandler & Co., (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers or dispositions of lock-up securities: (i) as bona fide gifts, or for bona fide estate planning purposes, or to a charitable organization or educational institution in a transfer not involving a disposition for value, (ii) by will or intestacy, (iii) to any trust for the direct or indirect benefit of the lock-up party or any immediate family member, (iv) to a partnership, limited liability company or other entity of which the lock-up party and its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control or management with the lock-up party or affiliates of the lock-up party or (B) as part of a distribution, transfer or disposition to members, limited partners, general partners, stockholders or other equityholders of the undersigned or to the estate of any such members, limited partners, general partners, stockholders or equityholders, (vii) by operation of law, (viii) to us from an employee upon death, disability or termination of employment of such employee, (ix) as part of a sale of the lock-up securities acquired from the underwriters in this offering (other than any Company-directed shares purchased in this offering by an officer or director), in the case of certain lock-up parties, or in open market transactions after the closing date for this offering, (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of our common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments, (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our board of directors and made to all shareholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph or (xii) pursuant to any contractual arrangement in effect at the time of execution of the lock-up agreements and described in this prospectus that provides for repurchase of the lock-up party’s lock-up securities by us in connection with the termination of the lock-up party’s employment with or service to us; provided that, (1) in the case of any transfer or distribution pursuant to clause (a)(i), (ii), (iii), (iv), (v), (vi) and (vii), each donee, transferee, heir, beneficiary or distributee shall execute and deliver to J.P. Morgan Securities LLC, Cowen and Company, LLC and Piper Sandler & Co., a lock-up letter in the form of this paragraph; (2) that in the case of any transfer or distribution pursuant to clause (a)(i), (ii),

(iii), (iv), (v) and (x), no filing by any party (donor, donee, transferor or transferee) under the Exchange Act, or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a required filing on a Form 5 or any required Schedule 13G or 13G/A filing, in each case made after December 31, 2021, and any required Schedule 13F filing, each of which filing shall clearly indicate in the footnotes thereto the nature and conditions of each transfer or disposition), and (3) that in the case of any transfer pursuant to clause (a)(vi), (vii), (viii), (ix) and (xii), any filing under the Exchange Act or other required public announcement reporting a reduction in beneficial ownership of lock-up securities, in each case required during the restricted period, shall indicate by footnote disclosure thereto the nature and condition of the transfer; (b) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) the conversion of outstanding Series A and Series B convertible preferred stock, warrants to acquire preferred stock, or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; and (d) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of lock-up securities during the restricted period.

J.P. Morgan Securities LLC, Cowen and Company, LLC and Piper Sandler & Co., in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

Record holders of our securities are typically the parties to the lock-up agreements with the underwriters and the market standoff agreements with us referred to above, while holders of beneficial interests in our shares who are not also record holders in respect of such shares are not typically subject to any such agreements or other similar restrictions. Accordingly, we believe that certain holders of beneficial interests who are not record holders and are not bound by market standoff or lock-up agreements could enter into transactions with respect to those beneficial interests that negatively impact our stock price. In addition, a shareholder who is neither subject to a market standoff agreement with us nor a lock-up agreement with the underwriters may be able to sell, short sell, transfer, hedge, pledge, lend or otherwise dispose of or attempt to sell, short sell, transfer, hedge, pledge, lend or otherwise dispose of, their equity interests at any time after the closing of this offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to have our Class A common stock approved for listing/quotation on The Nasdaq Global Market under the symbol “NUVL.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The Nasdaq Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant Member State”), an offer to the public of any shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Regulation:

(a) to any legal entity which is a “qualified investor” as defined under the Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall result in a requirement for the company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the company and the underwriters that it is a qualified investor within the meaning of Article 2(c) of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article (1) of the Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom

An offer to the public of any shares may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any shares may be made at any time under the following exemptions under the UK Prospectus Regulation:

(a) to any legal entity which is a “qualified investor” as defined under the UK Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, “FSMA”),

provided that no such offer of shares shall result in a requirement for the Issuer or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the company and the underwriters that it is a qualified investor within the meaning of Article 2 of the UK Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 1(4) of the UK Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public, other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the shares. The shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss

Financial Services Act (“FinSA”), and no application has or will be made to admit the shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to prospective investors in the Dubai International Financial Centre

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the Dubai International Financial Centre “DIFC”), this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the DIFC) other than in compliance with the laws of the United Arab Emirates (and the DIFC) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the DIFC) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the DFSA.

Notice to prospective investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission, or ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act, or Exempt Investors.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to prospective investors in Singapore

Each representative has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each representative has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

i. to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA) pursuant to Section 274 of the SFA;

ii. to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

iii. otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

i. a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

ii. a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

A. to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

B. where no consideration is or will be given for the transfer;

C. where the transfer is by operation of law;

D. as specified in Section 276(7) of the SFA; or

E. as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of Notes, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the Notes are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to prospective investors in Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to prospective investors in Qatar

The shares described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Notice to prospective investors in Kuwait

Unless all necessary approvals from the Kuwait Capital Markets Authority pursuant to Law No. 7/2010, its Executive Regulations, and the various Resolutions and Announcements issued pursuant thereto or in connection therewith have been given in relation to the marketing of and sale of the shares, these may not be offered for sale, nor sold in the State of Kuwait (“Kuwait”). Neither this prospectus nor any of the information contained herein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait. With regard to the contents of this document we recommend that you consult a licensee as per the law and specialized in giving advice about the purchase of shares and other securities before making the subscription decision.

Notice to prospective investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”), pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to prospective investors in the British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on our behalf. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (“BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Notice to prospective investors in China

This prospectus will not be circulated or distributed in the PRC and the shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to prospective investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”) and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The shares have not been listed on any of the securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to prospective investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (the “Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to prospective investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to prospective investors in South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”), is being made in connection with the issue of the shares in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1)(a) the offer, transfer, sale, renunciation or delivery is to:

i. persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

ii. the South African Public Investment Corporation;

iii. persons or entities regulated by the Reserve Bank of South Africa;

iv. authorized financial service providers under South African law;

v. financial institutions recognized as such under South African law;

vi. a wholly owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

vii. any combination of the person in (i) to (vi); or

Section 96 (1)(b) the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Notice to prospective investors in Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”), and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares of Class A common stock is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Notice to prospective investors in Chile

The shares are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

Notice to prospective investors in Brazil

The shares have not been, and will not be, registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários) (the “CVM”). The shares may not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or unauthorized distribution under Brazilian laws and regulations. The shares are not being offered into Brazil. Documents relating to the offering of the shares, as well as information contained therein, may not be supplied to the public in Brazil, nor be used in connection with any public offer for subscription or sale of the shares to the public in Brazil.

Notice to prospective investors in the Cayman Islands

No invitation, whether directly or indirectly, may be made to the public in the Cayman Islands to subscribe for our securities.

Legal matters

The validity of the shares of Class A common stock offered by this prospectus will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Certain legal matters related to this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

The financial statements of Nuvalent, Inc. as of December 31, 2019 and 2020, and for each of the years then ended, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 (File Number 333-257730) under the Securities Act with respect to the Class A common stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our Class A common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the completion of the offering, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, at the SEC’s website at www.sec.gov. We also maintain a website at www.nuvalent.com. Upon completion of the offering, you may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendment to those reported filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

Nuvalent, Inc.

Report of independent registered public accounting firm

To the Stockholders and Board of Directors

Nuvalent, Inc.:

Opinion on the financial statements

We have audited the accompanying balance sheets of Nuvalent, Inc. (the Company) as of December 31, 2020 and 2019, the related statements of operations and comprehensive loss, convertible preferred stock stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2020 and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2020.

Boston, Massachusetts

May 28, 2021

Nuvalent, Inc.

Balance sheets

(In thousands, except share and per share amounts)

	December 31,		March 31, 2021	Pro forma March 31, 2021
	2019	2020
			(unaudited)	(unaudited)

Assets

Current assets:
Cash and cash equivalents	$3,016	$10,332	$14,399	$14,399
Prepaid expenses and other current assets	300	314	361	361

Total current assets	3,316	10,646	14,760	14,760

Deferred offering costs	—	—	88	88
Other assets	—	—	398	398

Total assets	$3,316	$10,646	$15,246	$15,246

Liabilities, convertible preferred stock and stockholders’ equity (deficit)

Current liabilities:
Accounts payable	$723	$1,252	$1,449	$1,449
Accrued expenses and other current liabilities	481	1,171	1,661	1,661
Preferred stock tranche rights	3,147	1,957	—	—

Total current liabilities	4,351	4,380	3,110	3,110
Notes payable and accrued interest to stockholder	2,173	2,235	—	—

Total liabilities	6,524	6,615	3,110	3,110

Commitments and contingencies (Note 10)
Series A Convertible preferred stock, $0.0001 par value; 112,431,508 shares authorized at December 31, 2019 and 2020, and 117,457,112 shares authorized at March 31, 2021 (unaudited); 39,351,028 and 89,945,206 shares issued and outstanding at December 31, 2019 and 2020, respectively and 117,457,112 shares issued and outstanding at March 31, 2021 (unaudited); liquidation preference of $40,000 and $52,235 at December 31, 2020 and March 31, 2021 (unaudited), respectively; no shares issued or outstanding, pro forma at March 31, 2021 (unaudited)	14,048	35,354	50,761	—

Stockholders’ equity (deficit):
Common stock, $0.0001 par value; 160,000,000 shares authorized at December 31, 2019 and 2020 and March 31, 2021 (unaudited); 11,512,323 shares issued and outstanding at December 31, 2019 and 16,842,770 shares issued and outstanding at December 31, 2020 and March 31, 2021 (unaudited), respectively; 134,299,882 shares issued and outstanding, pro forma at March 31, 2021 (unaudited)	1	2	2	13

Additional paid-in capital	97	840	325	51,075

Accumulated deficit	(17,329)	(31,885)	(38,670)	(38,670)

Promissory note from related party stockholder	(25)	(280)	(282)	(282)

Total stockholders’ equity (deficit)	(17,256)	(31,323)	(38,625)	12,136

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$3,316	$10,646	$15,246	$15,246

The accompanying notes are an integral part of these financial statements.

Nuvalent, Inc.

Statements of operations and comprehensive income (loss)

(In thousands, except share and per share amounts)

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
			(unaudited)

Operating expenses:
Research and development	$9,746	$15,403	$3,326	$5,484
General and administrative	612	1,502	319	678

Total operating expenses	10,358	16,905	3,645	6,162

Loss from operations	(10,358)	(16,905)	(3,645)	(6,162)

Other income (expense):
Change in fair value of preferred stock tranche rights	(1,567)	2,384	9,013	(635)
Other income (expense), net	116	(35)	(9)	12

Total other income (expense), net	(1,451)	2,349	9,004	(623)

Net income (loss) and comprehensive income (loss)	$(11,809)	$(14,556)	$5,359	$(6,785)

Net income (loss) per share attributable to common stockholders (Note 11)
Basic	$(1.20)	$(0.94)	$0.07	$(0.44)
Diluted	$(1.20)	$(0.94)	$0.06	$(0.44)

Weighted average shares of common stock outstanding (Note 11)
Basic	9,814,631	15,431,761	12,452,537	16,603,921
Diluted	9,814,631	15,431,761	16,536,241	16,603,921
Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(0.19)		$(0.05)
Pro forma weighted average shares of common stock outstanding, basic and diluted (unaudited)		87,037,729		123,056,271

The accompanying notes are an integral part of these financial statements.

Nuvalent, Inc.

Statements of convertible preferred stock and stockholders’ deficit

(In thousands, except share amounts)

	Series A convertible preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Promissory note from related party stockholder	Total stockholders’ deficit
	Shares	Amount	Shares	Amount
Balances at December 31, 2018	39,351,028	$14,048	11,512,323	$1	$56	$(5,520)	$(24)	$(5,487)
Stock-based compensation expense	—	—	—	—	41	—	—	41
Interest on promissory note from related party stockholder	—	—	—	—	—	—	(1)	(1)
Net loss	—	—	—	—	—	(11,809)	—	(11,809)

Balances at December 31, 2019	39,351,028	14,048	11,512,323	1	97	(17,329)	(25)	(17,256)
Issuance of Series A convertible preferred stock	50,594,178	22,500	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	729	—	—	729
Issuance of promissory note from related party stockholder	—	—	—	—	—	—	(250)	(250)
Interest on promissory note from related party stockholder	—	—	—	—	—	—	(5)	(5)
Issuance of common stock	—	—	5,127,773	1	(1)	—	—	—
Issuance of common stock upon exercise of stock options	—	—	202,674	—	15	—	—	15
Reclassification of preferred stock tranche rights upon settlement	—	(1,194)	—	—	—	—	—	—
Net loss	—	—	—	—	—	(14,556)	—	(14,556)

Balances at December 31, 2020	89,945,206	35,354	16,842,770	2	840	(31,885)	(280)	(31,323)
Issuance of Series A convertible preferred stock (unaudited)	22,486,302	10,000	—	—	—	—	—	—
Conversion of note payable and accrued interest to Series A convertible preferred stock (unaudited)	5,025,604	2,815	—	—	—	—	—	—
Stock-based compensation expense (unaudited)	—	—	—	—	65	—	—	65
Interest on promissory note from related stockholder party (unaudited)	—	—	—	—	—	—	(2)	(2)
Reclassification of preferred stock tranche rights upon settlement (unaudited)	—	2,592	—	—	—	—	—	—
Loss on extinguishment of debt (unaudited)	—	—	—	—	(580)	—	—	(580)
Net loss (unaudited)	—	—	—	—	—	(6,785)	—	(6,785)

Balances at March 31, 2021 (unaudited)	117,457,112	$50,761	16,842,770	$2	$325	$(38,670)	$(282)	$(38,625)

The accompanying notes are an integral part of these financial statements.

Nuvalent, Inc.

Statements of convertible preferred stock and stockholders’ deficit

(In thousands, except share amounts)

	Series A convertible preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Promissory note from stockholder	Total stockholders’ deficit
	Shares	Amount	Shares	Amount
Balances at December 31, 2019	39,351,028	$14,048	11,512,323	$1	$97	$(17,329)	$(25)	$(17,256)
Issuance of Series A convertible preferred stock(unaudited)	28,107,876	12,500	—	—	—	—	—	—
Stock-based compensation expense (unaudited)	—	—	—	—	623	—	—	623
Reclassification of preferred stock tranche rights upon settlement (unaudited)	—	(1,538)	—	—	—	—	—	—
Net income (unaudited)	—	—	—	—	—	5,359	—	5,359

Balances at March 31, 2020 (unaudited)	67,458,904	$25,010	11,512,323	$1	$720	$(11,970)	$(25)	$(11,274)

The accompanying notes are an integral part of these financial statements.

Nuvalent, Inc.

Statements of cash flows

(In thousands)

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
			(unaudited)

Cash flows from operating activities:

Net income (loss)	$(11,809)	$(14,556)	$5,359	$(6,785)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Change in fair value of preferred stock tranche rights	1,567	(2,384)	(9,013)	635
Stock-based compensation expense	41	729	623	65
Non-cash interest income on promissory note	—	(5)	—	(2)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(144)	(14)	(6)	(47)
Accounts payable	424	529	(213)	197
Accrued expenses and other current liabilities	282	752	255	402
Other assets	—	—	—	(398)

Net cash used in operating activities	(9,639)	(14,949)	(2,995)	(5,933)

Cash flows from financing activities:
Proceeds from issuance of convertible preferred stock and preferred stock tranche rights	—	22,500	12,500	10,000
Proceeds from exercise of stock options	—	15	—	—
Issuance of promissory note to stockholder	—	(250)	—	—

Net cash provided by financing activities	—	22,265	12,500	10,000

Net increase (decrease) in cash and cash equivalents	(9,639)	7,316	9,505	4,067
Cash and cash equivalents at beginning of period	12,655	3,016	3,016	10,332

Cash and cash equivalents at end of period	$3,016	$10,332	$12,521	$14,399

Supplemental disclosure of noncash financing information:
Settlement of notes payable and accrued interest for preferred stock	$—	$—	$—	$2,235
Loss on extinguishment of debt	$—	$—	$—	$580
Settlement of preferred stock tranche rights	$—	$(1,194)	$(1,538)	$2,592
Deferred offering costs in accrued expenses and other current liabilities	$—	$—	$—	$88

The accompanying notes are an integral part of these financial statements.

Nuvalent, Inc.

Notes to financial statements

1. Nature of business and basis of presentation

Nuvalent, Inc. (the “Company”) is a biopharmaceutical company focused on creating precisely targeted therapies for patients with cancer, designed to overcome the limitations of existing therapies for clinically proven kinase targets. The Company was founded in January 2017 as a Delaware corporation. The Company is headquartered in Cambridge, Massachusetts.

The Company is subject to risks similar to those of other pre-clinical stage companies in the biopharmaceutical industry, including dependence on key individuals, the need to develop commercially viable products, competition from other companies, many of whom are larger and better capitalized, the impact of the global novel coronavirus (“COVID-19”) pandemic and the need to obtain adequate additional financing to fund the development of its product candidates. There can be no assurance that the Company’s research and development will be successful, that adequate protection for the Company’s intellectual property will be obtained and maintained, that any product candidates will receive required regulatory approval or that approved products, if any, will be commercially viable. Even if the Company’s development efforts are successful, it is uncertain when, if ever, the Company will generate significant revenue from the sale of its products.

In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The Company’s operations have not been significantly impacted by the COVID-19 pandemic. However, the Company cannot at this time predict the specific extent, duration, or full impact that the COVID-19 pandemic will have on its financial condition and operations, including planned clinical trials. The impact of the COVID-19 outbreak on the Company’s financial performance will depend on future developments, including the duration and spread of the pandemic and related governmental advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s results may be materially adversely affected.

Basis of presentation

The Company’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Since its inception, the Company has funded its operations primarily with proceeds from sales of preferred stock, issuance of convertible notes (which converted in 2018) and debt financing from its investors (which was settled with convertible preferred stock in February 2021). The Company has incurred recurring losses since inception, including net losses of $11.8 million and $14.6 million for the years ended December 31, 2019 and 2020, respectively, and $6.8 million for the three months ended March 31, 2021 (unaudited). As of December 31, 2020 and March 31, 2021 (unaudited), the Company had an accumulated deficit of $31.9 million and $38.7 million, respectively. The Company expects to continue to generate operating losses for the foreseeable future. As of May 28, 2021, the issuance date of the annual financial statements for the years ended December 31, 2019 and 2020 and the unaudited interim financial statements for the three months ended March 31, 2020 and 2021, the Company expects that its cash, including the gross proceeds it received from the sale of Series B preferred stock in April 2021 of $135.0 million (see Note 14), will be sufficient to fund its operating expenses and capital expenditure requirements for at least 12 months from the date of issuance of these financial statements. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance operations.

The Company is seeking to complete an initial public offering (“IPO”) of its common stock. Upon the closing of a qualified public offering on specified terms, the Company’s outstanding convertible preferred stock will automatically convert into shares of common stock (see Note 6). In the event the Company does not complete an IPO, the Company expects to seek additional funding through private equity financings, debt financings or strategic alliances. The Company may not be able to obtain financing on acceptable terms, or at all, and the terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders.

If the Company is unable to obtain additional funding, the Company will be required to delay, reduce or eliminate some or all of its research and development programs or the Company may be unable to continue operations. Although management continues to pursue these financing plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company, or at all.

2. Summary of significant accounting policies

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuation of common stock, the valuation of stock-based awards, preferred stock tranche rights and the accrual of research and development expenses. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates as there are changes in circumstances, facts and experience. Actual results may differ from those estimates or assumptions.

Unaudited interim financial information

The accompanying balance sheet as of March 31, 2021, the statements of operations and comprehensive income (loss) and of cash flows for the three months ended March 31, 2020 and 2021, and the statements of convertible preferred stock and stockholders’ deficit for the three months ended March 31, 2020 and 2021 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of March 31, 2021 and the results of its operations and its cash flows for the three months ended March 31, 2020 and 2021. The financial data and other information disclosed in these notes related to the three months ended March 31, 2020 and 2021 are also unaudited. The results for the three months ended March 31, 2021 are not necessarily indicative of results to be expected for the year ending December 31, 2021, any other interim periods, or any future year or period.

Unaudited pro forma information

The accompanying unaudited pro forma balance sheet as of March 31, 2021 has been prepared to give effect the conversion of all outstanding shares of convertible preferred stock of the Company into an aggregate of 117,457,112 shares of common stock of the Company.

In the accompanying statements of operations and comprehensive income (loss), the unaudited pro forma basic and diluted net income (loss) per share attributable to common stockholders for the year ended December 31,

2020 and three months ended March 31, 2021 have been prepared to give effect to the conversion of all outstanding shares of convertible preferred stock of the Company into shares of common stock of the Company.

Concentrations of credit risk and of significant suppliers

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. As of December 31, 2020 and March 31, 2021 (unaudited), the Company maintained cash balances in excess of federally insured limits. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

The Company is dependent on third-party vendors for the manufacturing of its product candidates. In particular, the Company relies, and expects to continue to rely, on a small number of vendors to manufacture materials and components required for the production of its product candidates. These programs could be adversely affected by a significant interruption in the manufacturing process.

Deferred offering costs

The Company capitalizes certain legal, professional, accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded as a reduction of the carrying value of the preferred stock or, for issuances of common stock, in stockholders’ equity (deficit) as a reduction of additional paid-in capital generated as a result of the offering. Should the planned equity financing be abandoned, the deferred offering costs are expensed immediately as a charge to operating expenses in the statements of operations and comprehensive income (loss). The Company had no deferred offering costs recorded as of December 31, 2019 and 2020. As of March 31, 2021 (unaudited), the Company recorded $0.1 million of deferred offering costs related to its Series B convertible preferred stock financing (see Note 14).

Cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

Fair value measurements

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company’s cash equivalents and preferred stock tranche rights are carried at fair value, determined according to the fair value hierarchy described above. As of December 31, 2019, the Company’s cash equivalents consisted of money market funds (see Note 3). As of December 31, 2020 and March 31, 2021 (unaudited), the Company had no cash equivalents. The carrying values of the Company’s accounts payable and accrued expenses approximate their fair values due to the short-term nature of these liabilities.

Classification of convertible preferred stock

The Company’s convertible preferred stock is classified outside of stockholders’ equity (deficit) on the balance sheet because the holders of such shares have redemption rights in the event of a deemed liquidation that, in certain situations, is not solely within the control of the Company. Because the occurrence of a deemed liquidation event is not currently probable, the carrying values of the preferred units are not being accreted to their redemption values. If a deemed liquidation event becomes probable, the carrying values of the preferred units would be accreted to redemption values.

Preferred stock tranche rights

The Series A convertible preferred stock purchase agreement provided the investors with the right and obligation to participate in subsequent closings of Series A convertible preferred stock upon the achievement of certain strategic milestones or as determined by the Series A investors (the “Series A Tranche Rights”) (see Note 6). The Series A Tranche Rights met the definition of a freestanding financial instrument as the Series A Tranche Rights were legally detachable and separately exercisable from the Series A convertible preferred stock. The fair value of the Series A Tranche Rights were initially classified as a liability and recorded at fair value. The preferred stock tranche rights were subject to revaluation at each balance sheet date until each Series A Tranche Right was exercised. Such revaluation resulted in the Series A Tranche Rights being recorded as either an asset or a liability depending on the calculated fair value of the Series A Tranche Rights. Changes in fair value were included as a line item within other income (expense) in the accompanying statements of operations and comprehensive income (loss).

Segment information

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. All of the Company’s operations are in the United States.

Research and development costs

Research and development expenses consist of costs incurred in performing research and development activities, including salaries and bonuses, stock-based compensation, employee benefits, consulting costs, and external costs of vendors engaged to conduct research, preclinical and clinical development activities.

Costs for research and development activities are expensed in the period in which they are incurred. Payments for such activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected in the financial statements as prepaid expense or accrued research and development expense. Determining the prepaid and accrued balances at the end of any reporting period incorporates certain judgments and estimates by management that are based on information available to the Company including information provided by vendors regarding the progress to completion of specific tasks or costs incurred.

Patent costs

All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses.

Stock-based compensation

The Company measures stock options with service-based vesting granted to employees, non-employees and directors based on the fair value on the date of grant using the Black-Scholes option-pricing model. The Company measures restricted common stock awards using the difference between the purchase price per share of the award, if any, and the fair value of the Company’s common stock at the date of grant. Compensation expense for the awards is recognized over the requisite service period, which is generally the vesting period of the respective award. The Company uses the straight-line method to record the expense of awards with service-based vesting conditions. The Company accounts for forfeitures of share-based awards as they occur.

The Company classifies stock-based compensation expense in its statements of operations and comprehensive income (loss) in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss) as well as other changes in stockholders’ deficit that result from transactions and economic events other than those with stockholders. There was no difference between net income (loss) and comprehensive income (loss) for each of the periods presented in the accompanying financial statements.

Net income (loss) per share

The Company follows the two-class method when computing net income (loss) per share, as the Company has issued shares that meet the definition of participating securities. The two-class method determines net income (loss) per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

Basic net income (loss) per share attributable to common stockholders is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted net loss per share is computed using the more dilutive of (a) the two-class method or (b) the if converted method. When a gain is recorded pursuant to a change in fair value of the Company’s preferred stock tranche rights during the period, the Company assesses whether the impact of reversing the gain and including the additional securities is dilutive, and if so, will adjust dilutive net income (loss) per share. The Company allocates earnings first to preferred stockholders based on dividend rights and then to common and preferred stockholders based on ownership interests. The weighted average number of shares of common stock included in the computation of diluted net income (loss) gives effect to all potentially dilutive common equivalent shares, including restricted common stock, outstanding stock options, convertible preferred stock and the convertible preferred stock tranche rights if the effect is dilutive.

The Company’s convertible preferred stock contractually entitles the holders of such shares to participate in dividends but does not contractually require the holders of such shares to participate in losses of the Company.

Accordingly, in periods in which the Company reports a net loss, such losses are not allocated to such participating securities. In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since dilutive shares of common stock are not assumed to have been issued if their effect is anti-dilutive. The Company reported a net loss attributable to common stockholders for the years ended December 31, 2019 and 2020 and for the three months ended March 31, 2021 (unaudited). The Company reported net income available to common stockholders for the three months ended March 31, 2020 (unaudited).

Income taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company’s tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to the provision for income taxes. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Any resulting unrecognized tax benefits are recorded within the provision for income taxes.

Recently adopted accounting pronouncements

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). The new standard added, modified or removed disclosure requirements under Topic 820 for clarity and consistency. ASU 2018-13 is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company early adopted ASU 2018-03 on January 1, 2019 and the adoption did not have a material impact on its financial statements.

Recently issued accounting pronouncements

The Company qualifies as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and has elected not to “opt out” of the extended transition related to complying with new or revised accounting standards, which means that when a standard is issued or revised and it has different application dates for public and nonpublic companies, the Company will adopt the new or revised standard at the time nonpublic companies adopt the new or revised standard and will do so until such time that the Company either (i) irrevocably elects to “opt out” of such extended transition period or (ii) no longer qualifies as an emerging growth company.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which requires lessees to recognize most leases on their balance sheet as a right-of-use asset and a lease liability. In general, lease arrangements exceeding a twelve-month term must be recognized as assets and liabilities on the balance sheet. Under ASU 2016-02, a right of use asset and lease obligation is recorded for all leases, whether operating or financing, while the income statement reflects lease expense for operating leases and amortization/interest expense for financing leases. The FASB also issued ASU 2018-10, Codification Improvements to Topic 842 Leases, and ASU 2018-11, Targeted Improvements to Topic 842 Leases, which allows the new lease standard to be applied as of the adoption date with a cumulative-effect adjustment to the opening balance of retained earnings rather than retroactive restatement of all periods presented. In June 2020, the FASB issued ASU No. 2020-05, which grants a one-year effective-date delay for nonpublic entities to annual reporting periods beginning after December 15, 2021 and to interim periods within fiscal years beginning after December 15, 2022. Early adoption continues to be permitted. Upon adoption of this guidance, the Company will record right-of-use assets and lease liabilities on its balance sheet for leases it may have as of the adoption date. The Company is assessing the impact that the adoption of this guidance will have on its financial statements.

3. Fair value measurements

The following tables present the Company’s fair value hierarchy for its assets and liabilities, which are measured at fair value on a recurring basis (in thousands):

	Fair value measurements at December 31, 2019 using:
	Level 1	Level 2	Level 3	Total

Assets:
Cash equivalents:
Money market funds	$2,016	$—	$—	$2,016

Liabilities:
Preferred stock tranche rights	$—	$—	$3,147	$3,147

	Fair value measurements at December 31, 2020 using:
	Level 1	Level 2	Level 3	Total

Liabilities:
Preferred stock tranche rights	$—	$—	$1,957	$1,957

Money market funds were valued by the Company using quoted prices in active markets for similar securities, which represent a Level 1 measurement within the fair value hierarchy. During the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021 (unaudited), there were no transfers to or from Level 3.

The following table provides a roll-forward of the aggregate fair values of the Company’s preferred stock tranche rights, for which fair value was determined by Level 3 inputs (in thousands):

Preferred stock tranche rights
Fair value at December 31, 2018	$1,580
Change in fair value	1,567

Fair value at December 31, 2019	3,147
Change in fair value	(2,384)
Settlement of preferred stock tranche rights	1,194

Fair value at December 31, 2020	1,957
Change in fair value (unaudited)	635
Settlement of preferred stock tranche rights (unaudited)	(2,592)

Fair value at March 31, 2021 (unaudited)	$—

The preferred stock tranche rights represented the fair value of the Series A Tranche Rights. The fair values of the Series A Tranche Rights were based on significant inputs not observable in the market, which represented a Level 3 measurement within the fair value hierarchy. The Company’s valuation of the Series A Tranche Rights utilized a scenario-based valuation analysis, which incorporated assumptions and estimates to value the Series A Tranche Rights and a probability assessment of the achievement of the milestones. The Company assessed these assumptions and estimates at the end of each reporting period as additional information impacting the assumptions were obtained.

The quantitative elements associated with the Company’s Level 3 inputs impacting the fair value measurement of the Series A Tranche Rights included the fair value per share of the underlying convertible preferred stock, the expected term of the Series A Tranche Rights, risk-free interest rate, expected dividend yield and expected volatility of the price of the underlying convertible preferred stock. The Company determined the fair value per share of the underlying preferred stock by taking into consideration its most recent sales of its convertible preferred stock as well as additional factors that the Company deemed relevant. The Company historically has been a private company and lacks company-specific historical and implied volatility information of its stock. Therefore, it estimated its expected stock volatility based on the historical volatility of a representative group of public companies in the biotechnology industry for the expected terms. The risk-free interest rate was determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the expected terms. The Company estimated a 0% dividend yield based on the expected dividend yield and the fact that the Company has never paid or declared dividends. The Company assessed the probabilities of achieving the milestones related to each tranche upon issuance and at the end of each reporting period. Probabilities ranged from 90.0% to 100.0% and expected terms ranged from 0.2 years to 1.6 years. As of December 31, 2019 and 2020, the fair value of the Company’s Series A convertible preferred stock was $0.46 per share and $0.53 per share, respectively.

Upon exercise of the first Series A Tranche Right in March 2020, the Company issued and sold 28,107,876 shares of Series A convertible preferred stock. Immediately prior to the issuance of such shares, the fair value of the Series A Tranche Right was remeasured with the change in fair value recognized as a component of other income (expense). Upon the issuance of these shares, the first Series A Tranche Right was settled, resulting in a reclassification of the fair value of the Series A Tranche Right at that time to the carrying value of the Series A preferred stock.

Upon exercise of the second Series A Tranche Right in August 2020, the Company issued and sold 22,486,302 shares of Series A convertible preferred stock. Immediately prior to the issuance of such shares, the fair value of the Series A Tranche Right was remeasured with the change in fair value recognized as a component of other income (expense). Upon the issuance of these shares, the second Series A Tranche Right was settled, resulting in a reclassification of the fair value of the Series A Tranche Right at that time to the carrying value of the Series A preferred stock.

Upon exercise of the third and final Series A Tranche Right in February 2021, the Company issued and sold 22,486,302 shares of Series A convertible preferred stock. Immediately prior to the issuance of such shares, the fair value of the Series A Tranche Right was remeasured with the change in fair value recognized as a component of other income (expense). Upon the issuance of these shares, the third and final Series A Tranche Right was settled, resulting in a reclassification of the fair value of the Series A Tranche Right at that time to the carrying value of the Series A preferred stock.

4. Accrued expenses

Accrued expenses consisted of the following (in thousands):

	December 31,		March 31,
	2019	2020	2021
			(unaudited)
Accrued employee compensation and benefits	$317	$636	$377
Accrued external research and development expenses	154	405	1,007
Accrued professional fees	6	103	237
Other	4	27	40

	$481	$1,171	$1,661

5. Notes payable to related party

In February 2017, the Company issued $2.0 million of promissory notes (the “Notes”) to Deerfield Healthcare Innovations Fund, L.P. and Deerfield Private Design Fund, IV, L.P. (collectively “Deerfield”), an investor in the Company. The Notes accrue interest at a rate of 2.81% per annum, compounded annually, and mature upon the earlier of a change in control event as defined in the Company’s charter or five years from issuance. In connection with the issuance of the Notes, the Company entered into a revenue share agreement with Deerfield for contingent payments of a low single digit percentage rate of net sales of commercial product.

In February 2021, the Company issued 5,025,604 shares of Series A convertible preferred stock in full settlement of the Notes and accrued interest. The issuance of the Series A convertible preferred stock was recorded at fair value and as a result, the Company recorded a loss on extinguishment of debt of $0.6 million upon the conversion (see Note 6). The loss on extinguishment of debt was recognized as additional paid-in capital, a component of stockholders’ deficit, due to the related party nature of the Notes.

6. Convertible preferred stock

The Company has issued Series A convertible preferred stock (the “Series A” or the “Preferred Stock”). In June 2018, the Company issued and sold 39,351,028 shares of Series A preferred stock, at a price of $0.4447152 per share, for gross proceeds of $16.5 million and the conversion of $1.0 million of convertible promissory notes and accrued interest. The Company incurred issuance costs in connection with this transaction of $0.1 million. The Company’s Series A preferred stock purchase agreement provided the Series A investors the right and obligation to participate in up to three subsequent offerings of Series A preferred stock upon the achievement of specified development milestones by the Company or upon the Series A investors waiving the milestone requirement, referred to as the Series A Tranche Rights (see Note 3).

In March 2020, the Company issued and sold 28,107,876 shares of Series A preferred stock, subject to the first Series A Tranche Right, to its existing investor at a purchase price of $0.4447152 per share resulting in gross proceeds to the Company of $12.5 million. Upon issuance of the shares subject to the first Series A Tranche Right, the Company recorded a reduction to the carrying value of the Series A preferred stock of $1.5 million, representing the fair value of the Series A Tranche Right related to such shares.

In August 2020, the Company sold an additional 22,486,302 shares of Series A preferred stock, subject to the second Series A Tranche Right, to its existing investor at a purchase price of $0.4447152 per share resulting in gross proceeds to the Company of $10.0 million. Upon issuance of the shares subject to the second Series A Tranche Right, the Company recorded an increase to the carrying value of the Series A preferred stock of $0.3 million, representing the fair value of the Series A Tranche Right related to such shares.

In February 2021, the third and final Series A Tranche Right was exercised resulting in the issuance and sale of 22,486,302 shares of Series A preferred stock at a purchase price of $0.4447152 per share resulting in gross proceeds to the Company of $10.0 million. Upon issuance of the shares subject to the third and final Series A Tranche Right, the Company recorded an increase to the carrying value of the Series A preferred stock of $2.6 million, representing the fair value of the Series A Tranche Right related to such shares.

In February 2021, the Company amended its Articles of Incorporation to increase the authorized shares of Series A preferred stock to 117,457,112 shares. The Company also issued 5,025,604 shares of Series A preferred stock with a fair value of $2.8 million for the settlement of the Notes and accrued interest of $2.2 million. The Company recognized a loss on extinguishment of debt of $0.6 million related to the settlement of the Notes and accrued interest.

Preferred Stock consisted of the following as of December 31, 2019:

	Preferred stock authorized	Preferred stock issued and outstanding	Carrying value	Liquidation preference	Common stock issuable upon conversion
			(in thousands)	(in thousands)
Series A preferred stock	112,431,508	39,351,028	$14,048	$17,500	39,351,028

	112,431,508	39,351,028	$14,048	$17,500	39,351,028

Preferred Stock consisted of the following as of December 31, 2020:

	Preferred stock authorized	Preferred stock issued and outstanding	Carrying value	Liquidation preference	Common stock issuable upon conversion
			(in thousands)	(in thousands)
Series A preferred stock	112,431,508	89,945,206	$35,354	$40,000	89,945,206

	112,431,508	89,945,206	$35,354	$40,000	89,945,206

Preferred Stock consisted of the following as of March 31, 2021 (unaudited):

	Preferred stock authorized	Preferred stock issued and outstanding	Carrying value	Liquidation preference	Common stock issuable upon conversion
			(in thousands)	(in thousands)
Series A preferred stock	117,457,112	117,457,112	$50,761	$52,235	117,457,112

	117,457,112	117,457,112	$50,761	$52,235	117,457,112

The holders of Preferred Stock have the following rights and preferences:

Voting

The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on matters submitted to stockholders for a vote. The holders of Preferred Stock are entitled to the number of votes equal to the number of shares of common stock into which each such share of Preferred Stock could convert.

Conversion

Each share of Preferred Stock is convertible into shares of common stock at the option of the holder at any time after the date of issuance. Each share of Preferred Stock will be automatically converted into shares of common stock, at the applicable conversion ratio then in effect, upon either (i) the closing of a firm commitment public offering with at least $50.0 million of gross proceeds to the Company at a per share purchase price of at least $2.6682912 or (ii) the vote or written consent of the holders of at least a majority of the then-outstanding shares of Preferred Stock, voting together as a single class.

The conversion ratio of each series of Preferred Stock is determined by dividing the Original Issue Price by the Conversion Price. The Original Issue Price is defined as $0.4447152 per share for Series A. The Conversion Price is defined as $0.4447152 per share for Series A, subject to appropriate adjustment in the event of any stock split, stock dividend, combination or other similar recapitalization and other adjustments as set forth in the Company’s certificate of incorporation, as amended and restated. As a result, as of December 31, 2019 and 2020 and March 31, 2021 (unaudited), each outstanding share of Preferred Stock is convertible into common stock on a one-for-one basis.

Dividends

The holders of Preferred Stock are entitled to receive noncumulative dividends if and when declared by the Company’s board of directors. The Company may not declare, pay or set aside any dividends on shares of any other series of capital stock of the Company, other than dividends on common stock payable in common stock, unless the holders of the Preferred Stock first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock up to 6.0% of the Original Issue Price of the Preferred Stock. No dividends were declared or paid during the years ended December 31, 2019 or 2020 or the three months ended March 31, 2020 and 2021 (unaudited).

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company or Deemed Liquidation Event (as described below), the holders of shares of Preferred Stock will receive, in preference to any distribution to the holders of common stock, an amount per share equal to the Original Issue Price per share of the respective share of Preferred Stock, plus all dividends declared but unpaid on such shares. In the event that the assets available for distribution to the Company’s stockholders are not sufficient to permit payment to the holders of Preferred Stock in the full amount to which they are entitled, the assets available for distribution will be distributed on a pro rata basis among the holders of the Preferred Stock. After the payment of all preferential amounts to the holders of the Preferred Stock, then, to the extent available, the remaining assets available for distribution shall be distributed among the holders of the Series A and common stock ratably based on the number of shares of common stock held by each holder, treating for this purpose all such securities as if they had been converted to common stock.

Unless the holders of at least a majority of the then-outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis, elect otherwise, a Deemed Liquidation Event shall include a merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company. In the event of a Deemed Liquidation Event, if the Company does not effect a dissolution within 90 days after such Deemed Liquidation Event, each holder of Preferred Stock has the right to require the redemption of such shares, and if voting together as a majority, has the right to require redemption of all outstanding Preferred Stock in accordance with the liquidation preferences afforded to holders of the Preferred Stock.

7. Common stock

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are not entitled to receive dividends, unless declared by the board of directors.

Restricted common stock

The Company has outstanding shares of restricted common stock (see Note 8). Shares of unvested restricted common stock may not be sold or transferred by the holder. Vesting may be accelerated upon a change in control, as defined in the restricted stock agreement. If the holders cease to have a business relationship with the Company, the Company may repurchase any unvested shares of common stock held by these individuals at their original purchase price (which was a nominal amount).

8. Stock-based compensation

2017 stock option and grant plan

The Company’s 2017 Stock Option and Grant Plan (the “2017 Plan”) provides for the Company to grant incentive stock options or nonqualified stock options and other equity awards to employees, directors and consultants of the Company. The 2017 Plan is administered by the board of directors or, at the discretion of the board of directors, by a committee of the board of directors. The exercise prices, vesting and other restrictions are determined at the discretion of the board of directors, or its committee if so delegated.

Stock options granted under the 2017 Plan with service-based vesting conditions generally vest over four years and expire after ten years. The total number of shares of common stock that may be issued under the 2017 Plan was 15,458,552 as of December 31, 2020 and 19,380,102 as of March 31, 2021 (unaudited). Shares that are expired, terminated, surrendered or canceled without having been fully exercised will be available for future awards under the 2017 Plan. As of December 31, 2020 and March 31, 2021 (unaudited), 7,083,173 shares and 7,950,394 shares, respectively, remained available for issuance under the 2017 Plan.

The exercise price for stock options granted is not less than the fair value of common stock as determined by the board of directors as of the date of grant. The Company’s board of directors values the Company’s common stock, taking into consideration its most recently available valuation of common stock performed by third parties as well as additional relevant factors which may have changed since the date of the most recent contemporaneous valuation through the date of grant.

Stock option valuation

The fair value of stock option grants is estimated using the Black-Scholes option-pricing model. The Company is a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
			(unaudited)
Risk-free interest rate	2.2%	0.4%	1.7%	0.5%
Expected volatility	70.0%	81.2%	78.2%	80.4%
Expected dividend yield	—	—	—	—
Expected term (in years)	6.3	6.3	6.3	6.3

The following table summarizes the Company’s option activity since December 31, 2019:

	Number of shares	Weighted average exercise price	Weighted average contractual term	Aggregate intrinsic value
			(in years)	(in thousands)
Outstanding as of December 31, 2019	943,884	$0.07	8.83	$33
Granted	7,545,857	0.13
Exercised	(202,674)	0.07
Forfeited	(569,244)	0.10

Outstanding as of December 31, 2020	7,717,823	$0.13	9.43	$255
Granted (unaudited)	3,054,329	0.20
Exercised (unaudited)	—	—
Forfeited (unaudited)	—	—

Outstanding as of March 31, 2021 (unaudited)	10,772,152	$0.15	9.38	$564

Vested and expected to vest as of December 31, 2020	7,717,823	$0.13	9.43	$255
Options exercisable as of December 31, 2020	240,313	$0.07	7.80	$20
Vested and expected to vest as of March 31, 2021 (unaudited)	10,772,152	$0.15	9.38	$564
Options exercisable as of March 31, 2020 (unaudited)	1,343,384	$0.11	8.83	$119

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those stock options that had exercise prices lower than the fair value of the Company’s common stock. No stock options were exercised during either of the year ended December 31, 2019 or the three months ended March 31, 2020 and 2021 (unaudited). The aggregate intrinsic value of stock options exercised during the year ended December 31, 2020 was less than $0.1 million.

The weighted average grant-date fair value of stock options granted during the years ended December 31, 2019 and 2020 was $0.06 per share and $0.09 per share, respectively. The weighted average grant-date fair value of stock options granted during the three months ended March 31, 2020 and 2021 (unaudited) was $0.08 per share and $0.14 per share, respectively.

Restricted common stock

During 2017, the Company issued and sold 7,000,000 shares of restricted common stock at par value to the scientific founder of the Company (the “Original Shares”). The Original Shares vested as to 25% of the total on the date of grant and the remaining 75% were vested over a period of three years.

The Company has also issued shares of restricted stock that generally vest over four years.

The following table summarizes the Company’s restricted common stock activity since the year ended December 31, 2019 (in thousands, except share amounts):

	Shares	Weighted average grant date fair value

Unvested restricted common stock as of December 31, 2019	738,000	$40
Issued	—	—
Vested	(492,781)	(10)
Forfeited	—	—

Unvested restricted common stock as of December 31, 2020	245,219	$30
Issued (unaudited)	—	—
Vested (unaudited)	(13,333)	(1)
Forfeited (unaudited)	—	—

Unvested restricted common stock as of March 31, 2021 (unaudited)	231,886	$29

In March 2020, in accordance with the restricted stock agreement with its scientific founder, the Company became obligated to issued 5,127,773 shares of common stock for which the Company recorded stock-based compensation expense of $0.6 million in the three months ended March 31, 2020 (unaudited). The shares of common stock were issued in June 2020.

The aggregate fair value of restricted stock that vested during each of the years ended December 31, 2019 and 2020 was $0.2 million and $0.1 million, respectively. The aggregate fair value of restricted stock that vested during each of the three months March 31, 2020 and 2021 (unaudited) was less than $0.1 million.

Stock-based compensation

The Company recorded stock-based compensation expense related to common stock options and restricted common stock in the following expense categories of its statements of operations and comprehensive income (loss) (in thousands):

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
			(unaudited)
Research and development expenses	$36	$657	$620	$34
General and administrative expenses	5	72	3	31

	$41	$729	$623	$65

As of December 31, 2020, total unrecognized compensation cost related to unvested options and unvested restricted stock was $0.6 million, which is expected to be recognized over a weighted average period of 3.2 years.

As of March 31, 2021 (unaudited), total unrecognized compensation cost related to unvested options and unvested restricted stock was $0.9 million, which is expected to be recognized over a weighted average period of 3.3 years.

9. Income taxes

During the years ended December 31, 2019 and 2020, the Company recorded no income tax benefits for the net operating losses incurred or for the research and development tax credits generated in each year, due to its uncertainty of realizing a benefit from those items.

All of the Company’s operating losses since inception have been generated in the United States.

A reconciliation of the U.S federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Year ended December 31,
	2019	2020
Federal statutory income tax rate	21.0%	21.0%
State income taxes, net of federal benefit	5.6	7.2
Permanent differences	(1.5)	(1.9)
Tax credits generated	1.7	4.6
Change in deferred tax asset valuation allowance	(24.0)	(34.2)
Series A tranche rights change in fair value	(2.8)	3.4
Stock-based compensation	—	(0.1)

Effective income tax rate	—%	—%

Net deferred tax assets consisted of the following (in thousands):

	December 31,
	2019	2020

Deferred tax assets:
Net operating loss carryforwards	$4,174	$8,300
Research and development tax credit carryforwards	91	497
Intangible assets	458	821
Other	81	165

Total deferred tax assets	4,804	9,783
Valuation allowance	(4,796)	(9,780)

Net deferred tax assets	8	3

Deferred tax liabilities
Other	$(8)	$(3)

Total deferred tax liabilities	(8)	(3)

Net deferred tax assets	$—	$—

As of December 31, 2020, the Company had U.S. federal and state net operating loss carryforwards of $30.4 million and $30.3 million, respectively, which may be available to offset future taxable income. The federal net operating losses include $1.1 million which expire in 2037 and $29.3 million which carryforward indefinitely, but may only be used to offset 80% of annual taxable income. The state net operating losses expire at various dates beginning in 2037. As of December 31, 2020, the Company also had federal and state research and development tax credit carryforwards of $0.3 million and $0.2 million, respectively, which may be available to offset future tax liabilities and expire at various dates beginning in 2033.

Utilization of the U.S. federal and state net operating loss carryforwards and research and development tax credit carryforwards may be subject to a substantial annual limitation under Sections 382 and 383 of the Internal Revenue Code of 1986, and corresponding provisions of state law, due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income or tax liabilities. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain stockholders or public groups in the stock of a corporation by more than 50% over a three-year period. The Company has not conducted a study to assess whether a change of control has occurred or whether there have been multiple changes of control since inception due to the significant complexity and cost associated with such a study. If the Company has experienced a change of control, as defined by Section 382, at any time since inception, utilization of the net operating loss carryforwards or research and development tax credit carryforwards would be subject to an annual limitation under Section 382. Any limitation may result in expiration of a portion of the net operating loss carryforwards or research and development tax credit carryforwards before utilization. Further, until a study is completed by the Company and any limitation is known, no amounts are being presented as an uncertain tax position.

The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company’s history of cumulative net losses incurred since inception and its lack of commercialization of any products that would generate revenue from product sales and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the net deferred tax assets as of December 31, 2019 and 2020. Management reevaluates the positive and negative evidence at each reporting period.

The valuation allowance increased during the years ended December 31, 2019 and 2020, primarily as a result of the increase in net operating loss carryforwards. The changes in the valuation allowance for the years ended December 31, 2019 and 2020 were as follows (in thousands):

	Year ended December 31,
	2019	2020
Valuation allowance as of beginning of year	$1,974	$4,796
Increases recorded to income tax provision	2,822	4,984

Valuation allowance as of end of year	$4,796	$9,780

As of December 31, 2019 and 2020, the Company had not recorded any amounts for unrecognized tax benefits. The Company files income tax returns in the U.S. and Massachusetts, as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations. The Company is open to future tax examination under statute from 2018 to the present.

10. Commitments and contingencies

Revenue share

The Company has agreements with an investor and the Company’s scientific founder to pay each of the investor and the scientific founder a low single digit percentage rate of net sales of certain commercial products. The payment obligation expires on the later of twelve years from the first commercial sale in a country or the expiration of the last-to-expire patent in that country for both the investor and the Company’s scientific founder. The Company accounts for this liability at fair value with changes recognized in the statements of operations and comprehensive income (loss). Given the early-stage nature of the underlying technology and inherent risks associated with obtaining regulatory approval and achieving commercialization, the Company ascribed no value to the revenue share agreement at inception and at December 31, 2020 and March 31, 2021 (unaudited). The Company currently does not have any net sales and as a result has paid no amounts under this obligation nor has the Company accrued any liability as of December 31, 2020 and March 31, 2021 (unaudited).

Indemnification agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, contract research organizations, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and its executive officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. The Company has not incurred any material costs as a result of such indemnifications and is not currently aware of any indemnification claims.

11. Net income (loss) per share and unaudited pro forma net income (loss) per share

Net income (loss) per share (in thousands, except share and per share amounts):

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
			(unaudited)

Basic net income (loss) per share to common stockholders:
Numerator:
Net income (loss)	$(11,809)	$(14,556)	$5,359	$(6,785)
Loss on extinguishment of debt	—	—	—	(580)
Net income allocable to participating stockholders	—	—	(4,529)	—

Net income (loss) to common stockholders	$(11,809)	$(14,556)	$830	$(7,365)

Denominator:
Weighted average shares of common stock outstanding—basic	9,814,631	15,431,761	12,452,537	16,603,921

Net income (loss) per share to common stockholders—basic	$(1.20)	$(0.94)	$0.07	$(0.44)

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
			(unaudited)

Diluted net income (loss) per share to common stockholders:
Numerator:
Net income (loss)	$(11,809)	$(14,556)	$5,359	$(6,785)
Loss on extinguishment of debt	—	—	—	(580)
Net income allocable to participating stockholders	—	—	(4,304)	—

Net income (loss) to common stockholders	$(11,809)	$(14,556)	$1,055	$(7,365)

Denominator:
Weighted average shares of common stock outstanding—basic	9,814,631	15,431,761	12,452,537	16,603,921
Dilutive effect of common stock equivalents	—	—	4,083,704	—

Weighted average shares of common stock outstanding—diluted	9,814,631	15,431,761	16,536,241	16,603,921

Net income (loss) per share attributable to common stockholders—diluted	$(1.20)	$(0.94)	$0.06	$(0.44)

The Company excluded the following potential shares of common stock, presented based on amounts outstanding at each period end, from the computation of diluted net income (loss) per share attributable to common stockholders for the periods indicated as the impact of including such common stock equivalents would have been anti-dilutive:

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
			(unaudited)
Convertible preferred stock (as converted to common stock)	39,351,028	89,945,206	67,458,904	117,457,112
Unvested restricted common stock	738,000	245,219	—	231,886
Options to purchase common stock	943,884	7,717,823	289,534	10,772,152

	41,032,912	97,908,248	67,748,438	128,461,150

Unaudited pro forma net loss per share

The unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2020 and the three months ended March 31, 2021 has been prepared to give effect to adjustments arising upon the completion of a qualified IPO. The unaudited pro forma basic and diluted weighted average shares of common stock outstanding used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2020 and the three months ended March 31, 2021 has been prepared to give effect, upon a qualified IPO, to the automatic conversion of all outstanding shares of Series A convertible preferred stock into common stock as if the proposed IPO had occurred on the later of the beginning of the period presented or the issuance date of the Series A convertible preferred stock. The unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2020 and the three months ended March 31, 2021 do not give effect to the issuance of shares of Series B convertible preferred stock issued in April 2021 (see Note 14).

Unaudited pro forma basic and diluted net loss per share attributable to common stockholders were calculated as follows (in thousands, except share and per share amounts):

	Year ended December 31, 2020	Three months ended March 31, 2021
	(unaudited)

Numerator:
Net loss attributable to common stockholders	$(14,556)	$(7,365)
Change in fair value of convertible preferred stock tranche rights	(2,384)	635

Pro forma net loss attributable to common stockholders	$(16,940)	$(6,730)

Denominator:
Weighted average shares of common stock outstanding, basic and diluted	15,431,761	16,603,921
Pro forma adjustment to reflect automatic conversion of convertible preferred stock upon the closing of the proposed IPO	71,605,968	106,452,350

Pro forma weighted average shares of common stock outstanding, basic and diluted	87,037,729	123,056,271

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(0.19)	$(0.05)

12. Defined contribution plan

The Company has a 401(k) defined contribution plan (the “401(k) Plan”) for its employees. Eligible employees may make pretax contributions to the 401(k) Plan up to statutory limits. There was no discretionary match made under the 401(k) Plan as of December 31, 2019 and 2020 and March 31, 2021 (unaudited).

13. Related parties

The Company had issued certain promissory notes to Deerfield, an investor in the Company. In February 2021, the promissory notes and accrued interest were converted to Series A preferred stock (see Note 5).

The Company is obligated to pay low single digit percentage rates of net sales of certain commercial products to Deerfield and its scientific founder. As of December 31, 2020 and March 31, 2021 (unaudited), no products have been commercialized and no amounts have been paid or become due (see Note 10).

In February 2017, the Company entered into a three-year consulting agreement with the scientific founder of the Company who is also a board member and a stockholder. The consulting agreement between the scientific founder and the Company continues at will. During each of the years ended December 31, 2019 and 2020, the Company paid the scientific founder $0.2 million. During each of the three months ended March 31, 2020 and 2021 (unaudited), the Company paid the scientific founder less than $0.1 million. As of December 31, 2019 and 2020 and March 31, 2021 (unaudited), the Company had no accounts payable to the scientific founder.

In June 2020, the Company loaned $0.3 million to the scientific founder of the Company who is also a board member and a stockholder of the Company related to the issuance of common stock (see Note 8) pursuant to a promissory note. The promissory note provides that the unpaid principal amount of the loan bears interest at 2.86% annually, and interest is payable annually or is converted to principal at the maturity date. The maturity date of the promissory note occurs on the earliest to occur of (i) June 11, 2024, (ii) 60 calendar days following the date of termination of services of the stockholder, and (iii) immediately prior to an initial filing of a registration statement by the Company. As of December 31, 2020 and March 31, 2021 (unaudited), no amounts had been received by the Company as repayment of these promissory notes.

14. Subsequent events

For its financial statements as of December 31, 2020 and for the year then ended and for its unaudited interim financial statements as of March 31, 2021 and for the three months then ended, the Company evaluated subsequent events through May 28, 2021, the date on which those financial statements were issued.

Increase in authorized number of shares of common stock and preferred stock

In April 2021, the Company increased the number of authorized shares of common stock from 160,000,000 shares to 228,582,297 shares and increased the number of authorized shares of Preferred Stock from 112,431,508 shares to 182,680,791 shares, of which 65,223,679 shares were designated as Series B convertible preferred stock (the “Series B preferred stock”).

Issuance and sale of Series B convertible preferred stock

In April 2021, the Company issued and sold 65,223,679 shares of Series B preferred stock, at a price of $2.0698 per share, for gross proceeds of $135.0 million. There are no tranche rights in the Series B preferred stock purchase agreements.

The terms of the Series B preferred stock are substantially the same as the terms of the Series A preferred stock (see Note 6), except that (i) the Original Issue Price per share and the Conversion Price per share of the Series B preferred stock is $2.0698, (ii) Dividends are payable to holders of Series A and Series B preferred stock based on a calculation using as-converted shares or Original Issue Price depending on the type of dividend declared, and (iii) the holders of Series B preferred stock, voting exclusively and as a separate class, are entitled to elect one director of the Company.

In connection with its issuance of Series B preferred stock, in the Company’s certificate of incorporation, as amended and restated, the definition of a qualified public offering requiring the mandatory conversion of Preferred Stock into common stock was modified to change the price per share requirement to $2.0698 and the minimum gross proceeds to $75.0 million (see Note 6).

Increase in shares authorized for issuance under the 2017 plan

In April 2021, the Company increased the number of shares of common stock authorized for issuance under the 2017 Plan from 19,380,102 shares to 29,716,292 shares.

Grant of stock options under the 2017 plan

On April 29, 2021, the Company granted options with service-based vesting criteria for the purchase of 10,070,973 shares of common stock, at an exercise price of $1.28 per share. The aggregate grant-date fair value of these options was $8.8 million, which is expected to be recognized over 4 years.

                shares

Class A

common stock

Preliminary prospectus

J.P. Morgan	Cowen	Piper Sandler

Until                    , 2021, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                , 2021

PART II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the Class A common stock hereunder. All amounts are estimates except the SEC registration fee.

Amount to be paid

SEC registration fee		$10,910

FINRA filing fee		15,500

Nasdaq Global Market listing fee		*

Printing and mailing		*

Legal fees and expenses		*

Accounting fees and expenses		*

Transfer agent and registrar fees and expenses		*

Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”), authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

We have adopted provisions in our certificate of incorporation to be in effect upon the closing of this offering and bylaws to be in effect upon the effectiveness of this registration statement that limit or eliminate the personal liability of our directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our bylaws provide that:

•

we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

•

we will advance reasonable expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of us, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and intend to enter into such agreements with our executive officers. These agreements provide that we will indemnify each of our directors, our executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. We will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director, executive officer or affiliate in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of us or in furtherance of our rights. Additionally, certain of our directors or officers may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director’s or officer’s services as a director referenced herein. Nonetheless, we have agreed in the indemnification agreements that our obligations to those same directors or officers are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of us and our directors and officers by the underwriters against certain liabilities under the Securities Act and the Securities Exchange Act of 1934.

Item 15. Recent sales of unregistered securities.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

(a) Issuances of capital stock

Set forth below is information regarding securities we have issued within the past three years that were not registered under the Securities Act.

In June 2018, we issued and sold an aggregate of 39,351,028 shares of our Series A convertible preferred stock at a purchase price of $0.4447152 per share for an aggregate purchase price of approximately $17.5 million. In addition, we issued 817,441 shares of Class A common stock pursuant to an anti-dilution provision under a restricted stock agreement with Dr. Shair.

In March 2020, we issued and sold an aggregate of 28,107,876 shares of our Series A convertible preferred stock at a purchase price of $0.4447152 per share for an aggregate purchase price of approximately $12.5 million.

In June 2020, we issued 5,127,773 shares of Class A common stock pursuant to an anti-dilution provision under a restricted stock agreement with Dr. Shair.

In August 2020, we issued and sold an aggregate of 22,486,302 shares of our Series A convertible preferred stock at a purchase price of $0.4447152 per share for an aggregate purchase price of approximately $10.0 million.

In February 2021, we issued and sold an aggregate of 27,511,906 shares of our Series A convertible preferred stock at a purchase price of $0.4447152 per share for an aggregate purchase price of approximately $12.2 million (including approximately $2.2 million in principal and accrued interest on outstanding convertible promissory notes which was converted into shares of Series A convertible preferred stock).

In April 2021, we issued and sold an aggregate of 65,223,679 shares of our Series B convertible preferred stock at a purchase price of $2.07 per share for an aggregate purchase price of approximately $135.0 million.

No underwriters were involved in the foregoing sales of securities. Unless otherwise stated, the sales of securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder, as transactions by an issuer not involving a public offering. All of the purchasers in these transactions represented to us in connection with their purchase that they were acquiring the securities for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

(b) Grants and exercises of stock options

We have granted stock options to purchase an aggregate of 24,184,020 shares of our Class A common stock, with exercise prices ranging from $0.07 to $2.23 per share, to employees, directors and consultants pursuant to the 2017 Plan. Since 2017, 202,674 shares of Class A common stock have been issued upon the exercise of stock options pursuant to the 2017 Plan.

The issuances of the securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans. The shares of Class A common stock issued upon the exercise of options are deemed to be restricted securities for purposes of the Securities Act.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits

Exhibit number		Description

1.1	*	Form of Underwriting Agreement.

3.1	**	Amended and Restated Certificate of Incorporation of Registrant, as currently in effect.

3.2	*	Form of Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Registrant, to be in effect prior to completion of this offering.

Exhibit number		Description

3.3	*	Form of Third Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of this offering.

3.4	**	Bylaws of Registrant, as currently in effect.

3.5	**	Form of Amended and Restated Bylaws of Registrant, to be in effect upon the effectiveness of this registration statement.

4.1	**	Specimen Class A Common Stock Certificate.

4.2	**	Specimen Class B Common Stock Certificate.

4.3	**	Amended and Restated Investors’ Rights Agreement among the Registrant and certain of its stockholders, effective as of April 30, 2021.

5.1	*	Opinion of Goodwin Procter LLP.

10.1	**#	2017 Equity Incentive Plan, as amended, and form of award agreements thereunder.

10.2	*#	2021 Stock Option and Incentive Plan and form of award agreements thereunder.

10.3	*#	2021 Employee Stock Purchase Plan.

10.4	**#	Form of Indemnification Agreement between the Registrant and each of its directors.

10.5	**#	Form of Indemnification Agreement between the Registrant and each of its executive officers.

10.6	**#	Senior Executive Cash Incentive Bonus Plan.

10.7	**#	Form of Executive Employment Agreement.

10.8	**#	Non-Employee Director Compensation Policy.

10.9	**#	Employment Agreement, by and between the Registrant and James R. Porter, to be in effect as of the closing of this offering.

10.10	**#	Employment Agreement, by and between the Registrant and James Malone, dated as of July 11, 2018.

10.11	**†	Amended and Restated Revenue Sharing Agreement, by and between the Registrant and Matthew Shair, effective as of February 2, 2017.

10.12	**†	Amended and Restated Revenue Sharing Agreement, by and between the Registrant Deerfield Healthcare Innovations Fund, L.P. and Deerfield Private Design Fund, IV, L.P., effective as of February 2, 2017.

23.1		Consent of KPMG LLP, independent registered public accounting firm.

23.2	*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24	**	Power of Attorney (included on signature page).

*	To be filed by amendment.

**	Previously filed.

†	Portions of this exhibit (indicated by asterisks) have been omitted in accordance with Item 601(b)(10) of Regulation S-K.

#	Indicates a management contract or any compensatory plan, contract or arrangement.

(b) Financial statements schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(a) The Registrant will provide to the underwriter at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Massachusetts, on the 22nd day of July, 2021.

NUVALENT, INC.

By:	/s/ James R. Porter
Name:	James R. Porter, Ph.D
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney has been signed by the following person in the capacities and on the date indicated.

Name	Title	Date

/s/ James R. Porter James R. Porter, Ph.D	President and Chief Executive Officer (Principal Executive Officer)	July 22, 2021

/s/ Alexandra Balcom Alexandra Balcom	Chief Financial Officer (Principal Financial and Accounting Officer)	July 22, 2021

* D. Gary Gilliland, M.D., Ph.D	Director	July 22, 2021

* Robert Jackson, M.D.	Director	July 22, 2021

* Andrew A. F. Hack, M.D., Ph.D	Director	July 22, 2021

* Joseph Pearlberg, M.D., Ph.D	Director	July 22, 2021

* Matthew Shair, Ph.D	Director	July 22, 2021

* Sapna Srivastava, Ph.D	Director	July 22, 2021

* Cameron A. Wheeler, Ph.D	Director	July 22, 2021

*By:	/s/ James R. Porter
James R. Porter Attorney-in-Fact